As filed with the Securities and Exchange Commission on January 29, 2007

Registration No. 333-139092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Employers Holdings, Inc.(1)

(Exact name of registrant as specified in its charter)

Nevada	6331	04-3850065
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9790 Gateway Drive
Reno, Nevada 89521
(888) 682-6671

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lenard T. Ormsby, Esq.
Executive Vice President, Chief Legal Officer and General Counsel
Employers Holdings, Inc.(1)
9790 Gateway Drive
Reno, Nevada 89521
(888) 682-6671

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Susan J. Sutherland, Esq. Robert J. Sullivan, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Thomas M. Kelly, Esq. Peter J. Loughran, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	30,762,500 shares	$16.00	$492,200,000	$52,666

(1)	Employers Holdings, Inc. is the name that EIG Mutual Holding Company, a Nevada mutual insurance holding company, will adopt upon consummation of its conversion to a stock corporation. This conversion and name change will occur immediately prior to the closing of the offering of common stock described in this registration statement.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, and includes amounts attributable to shares that may be purchased pursuant to an over-allotment option granted to the underwriters.

(3)	$45,283 of the filing fee was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued January 29, 2007

26,750,000 Shares

COMMON STOCK

This is our initial public offering of our common stock. This offering is being made in connection with our conversion to a stock corporation from a mutual insurance holding company owned by our policyholder members. Upon the conversion, which will occur prior to the closing of this offering, our name will change from EIG Mutual Holding Company to Employers Holdings, Inc. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our common stock will be between $14.00 and $16.00 per share.

In addition to the shares offered by this prospectus, we will issue an estimated 26,162,292 shares of our common stock to our members entitled to receive shares in the conversion in exchange for the extinguishment of their membership interests in our company.

Our common stock has been approved for listing, subject to official notice of issuance, on the New York Stock Exchange under the symbol ‘‘EIG.’’

Investing in our common stock involves risks. See ‘‘Risk Factors’’ beginning on page 15.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 4,012,500 shares of common stock to cover over-allotments.

None of the Securities and Exchange Commission, any state securities commission and the Nevada Insurance Commissioner has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on                              , 2007.

MORGAN STANLEY

COCHRAN CARONIA WALLER

FOX-PITT, KELTON

KEEFE, BRUYETTE & WOODS

                            , 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. We are offering to sell and are seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

Until     , 2007, which is the 25th day after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before purchasing the common stock offered by this prospectus. You should read the entire prospectus carefully, including the ‘‘Risk Factors’’ and ‘‘Forward-Looking Statements and Associated Risks’’ sections and our historical consolidated financial statements, and the notes to those financial statements, before making an investment decision. Unless otherwise stated or the context otherwise requires, references in this prospectus to ‘‘we,’’ ‘‘our’’ or ‘‘us’’ refer to EIG Mutual Holding Company and its subsidiaries prior to the effective date of the conversion and to Employers Holdings, Inc. (the successor to EIG Mutual Holding Company in the conversion) and its subsidiaries after the effective date of the conversion and references to ‘‘EIG’’ refer solely to EIG Mutual Holding Company prior to the effective date of the conversion and to Employers Holdings, Inc. (the successor to EIG Mutual Holding Company in the conversion) after the effective date of the conversion. All financial information contained in this prospectus, unless otherwise indicated, has been derived from our consolidated financial statements and is presented in conformity with generally accepted accounting principles. The Glossary beginning on page G-1 of this prospectus includes definitions of certain insurance and other terms, such as assumed premiums written, direct premiums written, base direct premiums written, gross premiums written, net premiums written and net premiums earned.

Our Company

Overview

We are a specialty provider of workers’ compensation insurance focused on select small businesses engaged in low to medium hazard industries. Our business has historically targeted employers located in several western states, primarily California and Nevada. We believe that the market we serve has, to date, been characterized by fewer competitors, more attractive pricing and strong persistency, or repeat business, when compared to the U.S. workers’ compensation insurance industry in general. We distribute our products almost exclusively through independent agents and brokers and our strategic distribution relationships. We had net premiums written (which excludes premiums ceded, or paid, to our reinsurers for transferring all or a portion of risk) of $439.7 million and $299.5 million, total revenues of $496.5 million and $359.2 million, and net income of $137.6 million and $116.5 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. During 2005, based on net premiums written, we were the largest, seventh largest and seventeenth largest non-governmental writer of workers’ compensation insurance in Nevada, California and the United States, respectively, as reported by A.M. Best Company, or A.M. Best. We had total assets of $3.2 billion at September 30, 2006.

The workers’ compensation insurance industry historically classified risks into four hazard groups based on severity, with employers in the first, or lowest, group having the lowest cost claims. In 2005, 67% and 31% of our base direct premiums written (which we define as direct premiums written prior to any policy audit or rating adjustments) were generated by employers in the second and third lowest hazard groups, respectively. Direct premiums written is the sum of premiums on all policies issued by our insurance subsidiaries. Within each hazard group, our underwriters use their local market expertise and disciplined underwriting to assess employers and risks on an individual basis and to select those types of employers and risks that allow us to generate attractive returns. We believe that, as a result of our disciplined underwriting standards, we are able to price our policies competitively and profitably.

In 2005, we generated 77.7% and 18.3% of our direct premiums written in California and Nevada, respectively. We also write business in seven other states (Arizona, Colorado, Idaho, Illinois, Montana, Texas and Utah) and are licensed to write business in six additional states (Florida, Maryland, New Mexico, New York, Oregon and Pennsylvania). We market and sell our insurance products through independent local and regional agents and brokers, and through our strategic distribution partners, including our principal partners, ADP, Inc., or ADP, and Blue Cross of California, an operating subsidiary of Wellpoint, Inc., or Wellpoint. In 2005, policies underwritten directly or through our independent agents and brokers generated $323.6 million, or 70.6%, of our gross premiums written, while those underwritten through our strategic relationships generated $126.9 million, or 27.7%, of our gross premiums written (which we define as the sum of direct written premiums and assumed premiums written before the effect of ceded reinsurance and the intercompany pooling agreement).

Under the leadership of our senior management team, our net premiums written increased from $187.0 million in 2002 to $439.7 million in 2005, and the total consolidated statutory surplus of our insurance subsidiaries has grown from $224.2 million at year end 2002 to $530.6 million at year end 2005 and $625.9 million at September 30, 2006. Total consolidated statutory surplus is the amount remaining after all liabilities are subtracted from all admitted assets, as determined in accordance with statutory accounting practices. Our average combined ratio on a statutory basis for the same four years was 96.8%. This ratio was lower than the industry composite combined ratio calculated by A.M. Best for U.S. insurance companies having more than 50% of their premiums generated by workers’ compensation insurance products. The industry combined ratio on a statutory basis for those companies was 106.8% during the same four years. The combined ratio is a measure used in the property and casualty insurance business to show the profitability of an insurer’s underwriting, and it represents the percentage of each premium dollar spent on claims and expenses. The combined ratio is the sum of the losses and loss adjustment expenses, or LAE, ratio, the commission expense ratio and the underwriting and other operating expense ratio. The losses and LAE ratio, commission expense ratio and underwriting and other operating expense ratio express the relationship between losses and LAE (which we define as the expenses of investigating, administering and settling claims (including legal expenses)), commission expense, and underwriting and other operating expenses (including policyholder dividends), respectively, to net premiums earned. When the combined ratio is below 100%, an insurance company experiences underwriting gain, meaning that claims payments, the cost of settling claims, commissions and underwriting expenses are less than premiums collected. If the combined ratio is at or above 100%, an insurance company cannot be profitable without investment income, and may not be profitable if investment income is insufficient. Companies with lower combined ratios than their peers generally experience greater profitability.

As of December 31, 2006, our insurance subsidiaries were assigned a group letter rating of A− (Excellent), with a ‘‘positive’’ financial outlook, by A.M. Best, the fourth highest of 16 ratings. This A.M. Best rating is a financial strength rating designed to reflect our ability to meet our obligations to policyholders. This rating does not refer to our ability to meet non-insurance obligations and is not a recommendation to purchase or discontinue any policy or contract issued by us or to buy, hold or sell our securities.

We commenced operations as a private mutual insurance company on January 1, 2000 when our Nevada insurance subsidiary assumed the assets, liabilities and operations of the Nevada State Industrial Insurance System, or the Fund, pursuant to legislation passed in the 1999 Nevada legislature. The Fund had over 80 years of workers’ compensation experience in Nevada. In July 2002, we acquired the renewal rights to a book of workers’ compensation insurance business from Fremont Compensation Insurance Group and its affiliates, or collectively, Fremont. Because of the Fremont transaction, we were able to establish our important relationships and distribution agreements with ADP and Wellpoint.

This offering is being made in connection with our conversion to a stock corporation from a mutual insurance holding company owned by our policyholder members. See ‘‘The Conversion.’’

Our Competitive Strengths

We believe we benefit from the following competitive strengths:

Focused Operations.    We focus on providing workers’ compensation insurance to select small businesses in low to medium hazard groups in specific geographic markets. We believe that this focus provides us with a unique competitive advantage because we are able to gain in-depth customer and market knowledge and expertise. In addition, we believe that we benefit by focusing on small businesses, as they are not generally the principal focus of large insurance companies. As a result, we believe we enjoy strong persistency and attractive pricing. We have also benefited from the attractive pricing resulting from the bundling of our workers’ compensation insurance product with the small group health insurance product marketed to our targeted customers by one of our strategic distribution partners, Wellpoint.

Disciplined Underwriting.    We employ a disciplined, conservative and highly automated underwriting approach designed to individually select specific types of employers that we believe will have fewer and less costly claims relative to other employers in the same hazard group. Our underwriting guidelines are designed to minimize underwriting of classes and subclasses of business which have historically demonstrated claims severity that do not meet our target risk profiles. We price our policies based on the specific risks associated with each potential insured rather than solely on the industry class in which such potential insured is classified. In 2005, policyholders in the second lowest industry defined hazard group generated approximately 67% of our base direct premiums written. Our statutory losses and LAE ratio, a measure which relates inversely to our underwriting profitability, was 58.3% in 2005, 18.2 percentage points below the 2005 statutory industry composite losses and LAE ratio calculated by A.M. Best for U.S. insurance companies having more than 50% of their premiums generated by workers’ compensation insurance products. Our statutory losses and LAE ratio was at least ten percentage points below the A.M. Best composite losses and LAE ratio for the industry for each of the five years ended December 31, 2005. Our disciplined underwriting approach is a critical element of our culture and has allowed us to realize competitive prices, diversify our risks and achieve profitable growth.

Long-Standing and Strategic Distribution Relationships.    We have established long-standing, strong relationships with independent agents and brokers by emphasizing personal interaction, offering responsive service and competitive commissions and maintaining a focus on workers’ compensation insurance. We are able to use these long-standing relationships to identify new business opportunities. Our field underwriters continue to work closely with independent agents and brokers to market and underwrite our business, regularly visit their offices and participate in presentations to customers, which results in enhanced understanding of the businesses and risks we underwrite and the needs of prospective customers. To expand our distribution reach, we have also developed important and long-standing strategic distribution relationships with ADP and Wellpoint and have recently entered into a strategic distribution relationship with E-chx, Inc., or E-chx, a payroll outsourcing company. Through our strategic distribution partnership with ADP, we jointly market our workers’ compensation insurance products with ADP’s payroll services primarily to small businesses in California, as well as in Colorado, Idaho, Texas and Utah, generating $48.5 million in gross premiums written in 2005. Through our strategic distribution partnership with Wellpoint, we jointly market our workers’ compensation insurance products with Wellpoint’s group health insurance plans to small businesses in California, generating $78.4 million in gross premiums written in 2005.

Scalable and Cost-Effective Infrastructure.    We have three strategic business units overseeing 12 territorial offices serving the various states in which we are currently doing business. We believe we have created an efficient, cost-effective, scalable infrastructure that complements our geographic reach, our focus on workers’ compensation insurance and our targeting of small businesses. As part of our cost-effective infrastructure, we have developed a highly automated underwriting software program that allows for electronic submission and review of insurance applications, employing our underwriting standards and guidelines. This automated process leads to efficient and timely processing of applications for small, straight-forward policies that meet our standards and saves our independent agents and brokers considerable time in processing customer applications.

Financial Strength.    As of September 30, 2006, our insurance subsidiaries had total consolidated statutory surplus of $625.9 million and, as of December 31, 2006, were assigned a group letter rating of A− (Excellent), with a ‘‘positive’’ financial outlook, by A.M. Best, the fourth highest of 16 ratings. The amount of statutory surplus is regarded as financial protection to policyholders in the event an insurance company suffers unexpected or catastrophic losses. We have a proven history of conservative reserving. There have been no prior year adverse developments, or increases in the estimated ultimate losses and LAE from one valuation date to a subsequent valuation date, in our reserves since we commenced operations in 2000. Our insurance subsidiaries’ ratio of net premiums written to total consolidated statutory surplus, a measure of underwriting leverage, of 0.83:1 at December 31, 2005, compared to an industry average of 1.1:1 at such date, further demonstrates the strength of our balance sheet. In connection with our assumption in 2000 of the assets, liabilities and operations of the Fund, including in force policies and historical liabilities associated with the Fund for losses prior to January 1, 2000, our Nevada insurance subsidiary assumed the Fund’s rights and obligations under a retroactive 100% quota share reinsurance agreement (referred to in this prospectus as the LPT Agreement) which the Fund had entered into with third party reinsurers. The LPT Agreement substantially reduced the exposure to losses for pre-July 1995 Nevada insured risks.

Strong Senior Management with Extensive Industry Experience.    We have a strong senior management team with significant insurance industry experience across a variety of markets and market conditions. Our executive officers and senior management team also have significant experience with the state-by-state workers’ compensation legislative and regulatory environment, particularly in the states in which we operate or are licensed, and they have been proactive in encouraging legislation that allows us to operate profitably within a balanced framework. Douglas D. Dirks, our President and Chief Executive Officer, and four of our other executive officers have an average of over 18 years of insurance industry experience and over 16 years of workers’ compensation insurance experience. Additionally, our senior underwriting and claims managers on average have over 20 years of experience in the insurance industry.

Our Strategies

We plan to pursue profitable growth by focusing on the following strategies:

Maintain Focus on Underwriting Profitability.    We are committed to disciplined underwriting, and we will continue this approach in pursuing profitable growth opportunities. We will carefully monitor market trends to assess new business opportunities, only pursuing opportunities that we expect to meet our pricing and risk standards. We will seek to underwrite our portfolio of low to medium hazard risks with a view toward maintaining long-term underwriting profitability across market cycles.

Continue to Grow in Our Existing Markets.    Since commencing operations in Nevada in 2000, we have expanded our operations to California, were able to establish important strategic distribution relationships with ADP and Wellpoint because of the Fremont transaction, entered seven other states and obtained licenses in six new states. We plan to continue to seek profitable growth in our existing markets by addressing the workers’ compensation insurance needs of small businesses, which we believe represent a large and profitable market segment, and by entering into new strategic distribution agreements such as our recent agreement with E-chx. Small businesses generally grow faster than large businesses and, according to the United States Small Business Administration, 60% to 80% of new jobs over the past decade ending in 2005 were created by small businesses. In the states in which we operate, the workers’ compensation market for small businesses is not highly concentrated, with a significant portion of premiums being written by numerous insurance companies with small individual market shares. We believe that our focus on workers’ compensation insurance, our disciplined underwriting and risk selection, and our loss control and claims management expertise for small businesses position us to profitably increase our market share in our existing markets.

Enter New Markets Through Our Existing Distribution Relationships.    Since commencing operations in Nevada in 2000, we have expanded our operations to California, established important strategic distribution relationships with ADP and Wellpoint, entered seven new states and obtained licenses in six other states. We intend to continue to selectively enter new markets, taking into account the adequacy of premium rates, market dynamics, the labor market, political and economic conditions and the regulatory environment. Our strategic distribution partnerships with ADP and Wellpoint have allowed us to access new customers and to write attractive business in an efficient manner. For example, we entered Illinois in the fourth quarter of 2006 and we intend to enter Florida in the first quarter of 2007 through ADP. Additionally, we will seek to leverage our existing independent agent and broker relationships to enter new states.

Capitalize on the Flexibility of Our New Corporate Structure.    This initial public offering is part of our conversion from a mutual insurance holding company owned by our Nevada policyholder members to a stock corporation owned by our public stockholders. We believe that our conversion to a public company will give us enhanced financial and strategic flexibility. This will allow us to consider acquisitions, joint ventures and other strategic transactions, as well as new product offerings, which make strategic sense for our business while achieving our goal of profitable growth.

Manage Capital Prudently.    We intend to manage our capital prudently relative to our overall risk exposure, establishing adequate loss reserves to protect against future adverse developments while seeking to grow profits and long-term stockholder value, maintain our financial strength, fund growth, invest in our infrastructure or return capital to stockholders, which may include share repurchases. We will target an optimal level of overall leverage to support our underwriting activities and are committed to maintaining our financial strength and ratings over the long term.

Leverage Infrastructure, Technology and Systems.    We will continue to invest in our scalable, cost-effective infrastructure and our underwriting and claims processing technology and systems. We recently introduced a new highly automated underwriting system, which over time will replace three legacy underwriting systems. We anticipate that this new system will reduce transaction costs and support future profitable growth. In 2007, we expect to implement a new claims system designed to enhance our ability to support best-in-class claims processing.

The Conversion

On August 17, 2006, the board of directors of EIG, which we refer to in this prospectus as our board of directors, unanimously proposed, approved and adopted a plan of conversion under which EIG will convert from a mutual insurance holding company to a stock corporation. On October 3, 2006, our board of directors unanimously approved an amended and restated plan of conversion, which we refer to in this prospectus as the plan of conversion. This offering is being made in connection with the completion of the conversion, and each of the effectiveness of the conversion and the completion of this offering are conditioned upon the occurrence of the other.

Upon completion of the conversion, EIG will become a Nevada stock corporation and will change its name to ‘‘Employers Holdings, Inc.’’ and all of the membership interests of our policyholder members will be extinguished. In exchange, eligible members will receive shares of our common stock, cash or a combination of both. When the conversion and this offering are complete, EIG will be a public company and will continue to indirectly own 100% of the common stock of Employers Insurance Company of Nevada, or EICN, and our other operating subsidiaries.

Pursuant to Nevada law and the plan of reorganization that EICN adopted and amended in 2004 to reorganize into a mutual insurance holding company structure, the plan of conversion, including the amendments to EIG’s articles of incorporation contemplated thereby, must be approved by both the affirmative vote of a majority of EIG’s members, as of a record date fixed by EIG’s board of directors in accordance with EIG’s by-laws, and by the affirmative vote of not less than two-thirds of the eligible members voting in person or by proxy at the meeting of EIG’s members called to vote on the plan of conversion. Nevada law also requires that the plan of conversion be approved by the Nevada Commissioner of Insurance, by issuance of both an initial order following a public hearing, and a final order approving the application for conversion. Under the terms of the plan of conversion, the conversion will not become effective until we have obtained these approvals and the Nevada Commissioner of Insurance has issued a new certificate of authority to EICN. The articles of incorporation and by-laws of EIG will be amended and restated effective upon completion of the conversion in the form filed as exhibits to the registration statement of which this prospectus forms a part.

On August 22, 2006, we filed an application for conversion with the Nevada Commissioner of Insurance. The Nevada Commissioner of Insurance held a public hearing on the application for conversion on October 26, 2006 and issued an initial order approving the application for conversion on November 29, 2006, based upon, among other things, a determination that the plan of conversion is fair and equitable to EIG’s eligible members. At a special meeting of its members on January 13, 2007, the plan of conversion, including the amended and restated articles of incorporation of EIG, was approved by the required votes of EIG’s members. On January 13, 2007, the Nevada Commissioner of Insurance issued a final order approving the application for conversion.

Risks Relating to Our Business and this Offering

Investing in our shares of common stock involves substantial risk. In addition, the maintenance of our competitive strengths, the implementation of our strategy and our future results of operations and financial condition are subject to a number of risks and uncertainties. The factors that could adversely affect our actual results and performance, as well as the successful implementation of our strategy, are discussed under the headings ‘‘Risk Factors’’ and ‘‘Forward-Looking Statements and Associated Risks’’ and include, but are not limited to:

Uncertainty of Establishing Loss Reserves.    We establish reserves for our losses and LAE based on estimates involving actuarial and statistical projections of the ultimate settlement and administration costs of claims on the policies we write. These reserves may be inadequate to cover our ultimate liability for losses and actual claims and claim expenses paid might exceed our reserves.

Downward Pressure on Premiums as a Result of Regulation.    In 2005, 77.7% of our direct premiums written were generated in California, a state that has recently been through a cycle of substantial rate increases followed by equally substantial rate decreases. As a result of these pressures and various regulatory reforms, from September 2003 through January 1, 2007, we have reduced our rates in California by 60% and expect that we will further reduce our rates in the foreseeable future. Future rate regulations in California or any state in which we operate could impair our ability to operate profitably and ultimately have a material adverse effect on our financial condition and results of operations.

Geographic Concentration.    Our written premiums are heavily concentrated in the western United States, particularly California and Nevada. Our revenues and profitability for the foreseeable future will be substantially impacted by prevailing regulatory, economic, demographic, competitive, weather and other conditions in these states.

Exposure to Natural and Man-Made Disasters.    Our insurance operations expose us to claims arising out of unpredictable natural and other catastrophic events, as well as man-made disasters such as acts of terrorism. Claims arising from such events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year and adversely affect our financial condition. Additionally, under our excess of loss reinsurance treaty, or contract of reinsurance, our reinsurers’ obligation to cover terrorism-related events is limited.

We Write Only a Single Line of Insurance.    Because we offer only a single line of insurance, workers’ compensation, we are at a competitive disadvantage to our competitors who offer a wide array of insurance products. Additionally, we are fully exposed to the cyclicality of the workers’ compensation insurance market, which has been characterized in the past by periods of intense price competition due to excessive underwriting capacity.

Termination or Underperformance of Our Principal Strategic Distribution Relationships.    Our relationships with ADP and Wellpoint are responsible for a substantial portion of our premiums written and our reliance on these relationships will increase as we enter new states. Our agreement with ADP is not exclusive, and ADP can terminate the agreement with us without cause upon 120 days’ notice. Although our agreements with Wellpoint are exclusive, Wellpoint may terminate its agreements with us if we are not able to provide coverage through a carrier with an A.M. Best financial strength rating of B++ or better. Wellpoint may also terminate its agreements with us without cause upon 60 days’ notice. The termination of either of these relationships would have a substantial impact on our business and results of operations, and we cannot assure you that we would be able to develop similar relationships with other distribution partners on terms favorable to us.

Changes in the Availability, Cost or Quality of Reinsurance Coverage.    We may be unable to purchase reinsurance for our own account on commercially acceptable terms or to collect under any reinsurance we have purchased.

Constraints Related to Our Holding Company Structure.    As a holding company, EIG has no direct operations. Dividends and other permitted distributions from insurance subsidiaries are expected to be EIG’s sole source of funds to meet ongoing cash requirements. These payments are limited by regulations in the jurisdictions in which EIG’s subsidiaries operate. If EIG’s insurance subsidiaries are unable to pay dividends, EIG may have difficulty paying dividends on common stock and meeting holding company expenses.

Our Corporate Information

Our principal executive offices are located at 9790 Gateway Drive, Reno, Nevada 89521. Our telephone number is (888) 682-6671. Our internet address is www.eig.com. Information on our website does not constitute part of this prospectus. Our Nevada insurance subsidiary was organized in Nevada in 1999 and commenced operations in 2000. EIG was created in Nevada in April 2005 as a result of our reorganization into a mutual insurance holding company structure.

The Offering

Common stock offered by us	26,750,000 shares.

Common stock estimated to be outstanding immediately after the offering	52,912,292 shares.

Use of proceeds	We estimate that our net proceeds from the sale of shares of common stock in the offering, at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, will be approximately $374.2 million, or $430.3 million if the underwriters exercise their over-allotment option in full as described under ‘‘Underwriters,’’ after deducting the estimated underwriting discounts and commissions payable by us, and we estimate that the proceeds available to eligible members as cash consideration in the conversion, which equals those net proceeds less estimated conversion and offering expenses, will be $357.6 million, or $413.7 million if the underwriters exercise their over-allotment option in full. Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us of this offering by $24.9 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us.

The plan of conversion requires us to use all or a portion of the net proceeds (after deducting underwriting discounts and commissions) (1) first, to pay all fees and expenses incurred by us in connection with the conversion and this offering and all cash consideration payable to eligible members of EIG who are not eligible to receive our common stock in the conversion (which we refer to in this prospectus collectively as the ‘‘mandatory cash requirements’’); and (2) next, to pay the cash consideration payable to eligible members of EIG who elect to receive cash instead of our common stock (which we refer to in this prospectus as the ‘‘elective cash requirements’’). Based on the number of cash elections received from our members, and assuming that the underwriters do not exercise their over-allotment option, no net proceeds will remain after all of the foregoing amounts have been paid in full. The net proceeds of any exercise of the underwriters’ over-allotment option will be used first to fund any portion of the elective cash requirements that are not funded in full by the net proceeds of the offering before such exercise, and EIG may retain and use any remaining amounts from such exercise for working capital, payment of future dividends on the common stock, repurchases of shares of common stock and other general corporate purposes.

Dividend policy	Our board of directors has authorized the payment of a dividend of $0.06 per share of our common stock per quarter to our stockholders of record beginning in the second quarter of 2007. See ‘‘Dividend Policy.’’ Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon EICN’s payment of dividends and/or other statutorily permissible payments to us, our results of operations and cash flows, our financial position and capital requirements, general business conditions, any legal, tax, regulatory and contractual restrictions on the payment of dividends (including those described under ‘‘Regulation—Financial, Dividend and Investment Restrictions’’), and any other factors our board of directors deems relevant. At September 30, 2006, EICN had positive unassigned surplus of $23.4 million and had the capability to pay a dividend to us in such amount without prior approval of the Nevada Commissioner of Insurance. On October 17, 2006 the Nevada Commissioner of Insurance granted EICN permission to pay us up to an additional $55 million in one or more extraordinary dividends subsequent to the successful completion of this offering and before December 31, 2008, which dividends may be used by us to pay quarterly dividends to our stockholders. See ‘‘Dividend Policy’’ and ‘‘Regulation—Financial, Dividend and Investment Restrictions.’’ There can be no assurance that we will declare and pay any dividends.

New York Stock Exchange symbol	‘‘EIG.’’

Except as otherwise indicated, this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option;

•	assumes the completion of our conversion to a stock corporation from a mutual insurance holding company owned by our policyholder members, as described under ‘‘The Conversion’’;

•	reflects the filing, prior to the closing of this offering, of EIG’s amended and restated articles of incorporation and the adoption of EIG’s amended and restated by-laws, implementing the provisions described under ‘‘Description of Capital Stock’’;

•	reflects that, based on the number of cash elections received from our members, we do not have an option to pay in cash a portion of the consideration to be paid to those eligible members who do not elect cash (as described under ‘‘The Conversion—Amount and Form of Consideration—Cash Consideration to Non-Electing Members’’) and therefore we will not issue additional shares of common stock to such members in the conversion in connection with any ‘‘top up’’ amount to which they could have become entitled under certain circumstances if we had such option and were to exercise it; and

•	assumes that we do not retain any portion of the net proceeds from this offering, and therefore do not issue additional shares of common stock in the conversion as would be necessary in connection with such retention.

Trademarks and Copyrights

We own or have rights to trademarks, service marks and trade names that we use in conjunction with the operation of our business including, without limitation, the following: Employers Insurance Group®, Employers Insurance Company of Nevada®, Employers Compensation Insurance Company® and EMPLOYERSSM. Each trademark, service mark or trade name of any other company appearing in this prospectus belongs to its holder.

Workers’ Compensation Insurance Hazard Groups

The workers’ compensation insurance industry classifies risks into hazard groups defined by the National Council on Compensation Insurance, or NCCI, and based on severity, with employers in lower groups having lower cost claims. Until December 31, 2006, the NCCI defined four hazard groups. Effective January 1, 2007, the NCCI changed the number of hazard groups from four to seven. Since the financial information presented in this prospectus relates to periods prior to the adoption of the new hazard group structure by the NCCI, all references in this prospectus to hazard groups are to the four hazard groups as defined by the NCCI prior to January 1, 2007.

Summary Historical Consolidated Financial and Other Data

The following summary historical consolidated financial data should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical financial data as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006, have been derived from our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year. The summary historical financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The summary historical financial data as of December 31, 2003 have been derived from our audited consolidated financial statements and related notes thereto not included in this prospectus. The summary historical financial data as of and for the years ended December 31, 2001 and 2002 have been derived from our unaudited consolidated financial statements and related notes thereto not included in this prospectus. These historical results are not necessarily indicative of results to be expected in any future period.

The summary historical financial data reflects the ongoing impact of the LPT Agreement, a retroactive 100% quota share reinsurance agreement that our Nevada insurance subsidiary assumed on January 1, 2000 in connection with our assumption of the assets, liabilities and operations of the Fund, pursuant to legislation passed in the 1999 Nevada legislature. A quota share reinsurance agreement is a proportional or pro rata reinsurance treaty under which the same proportion is ceded on all cessions and the reinsurer assumes a set percentage of risk for the same percentage of the premium, minus an allowance for the ceding company’s expenses. Upon entry into the LPT Agreement, we recorded as a liability a deferred reinsurance gain which we amortize over the period during which underlying reinsured claims are paid. We record adjustments to the direct reserves subject to the LPT Agreement based on our periodic reevaluations of these reserves. Direct reserves are our estimates of future losses and LAE payments on policies written by our insurance subsidiaries before the effect of ceded reinsurance.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except ratios)
Income Statement Data:
Revenues:
Net premiums earned	$126,368	$180,116	$298,208	$410,302	$438,250	$331,066	$300,137
Net investment income	47,421	36,889	26,297	42,201	54,416	39,520	49,715
Realized (losses) gains on investments	(222)	(2,028)	5,006	1,202	(95)	(2,496)	5,660
Other income	2,372	(6,442)	1,602	2,950	3,915	2,929	3,694
Total revenues	175,939	208,535	331,113	456,655	496,486	371,019	359,206
Expenses:
Losses and loss adjustment expenses	69,670	113,776	118,123	229,219	211,688	208,246	95,745
Commission expense	15,964	16,919	56,310	55,369	46,872	36,859	36,762
Underwriting and other operating expense	37,462	44,345	56,738	65,492	69,934	47,726	59,151
Total expenses	123,096	175,040	231,171	350,080	328,494	292,831	191,658
Net income before income taxes	52,843	33,495	99,942	106,575	167,992	78,188	167,548
Income taxes	2,706	834	3,720	11,008	30,394	15,083	51,060
Net income	$50,137	$32,661	$96,222	$95,567	$137,598	$63,105	$116,488
Selected Operating Data:
Gross premiums written(1)	$120,732	$197,202	$337,089	$437,694	$458,671	$351,668	$310,323
Net premiums written(2)	114,763	186,950	297,649	417,914	439,721	336,347	299,471
Losses and LAE ratio(3)	55.1%	63.2%	39.6%	55.9%	48.3%	62.9%	31.9%
Commission expense ratio(4)	12.6	9.4	18.9	13.5	10.7	11.1	12.2
Underwriting and other operating expense ratio(5)	29.6	24.6	19.0	16.0	16.0	14.4	19.7
Combined ratio(6)	97.3	97.2	77.5	85.4	75.0	88.4	63.8
Net income before impact of LPT Agreement(7)(8)(9)	$26,464	$11,015	$46,098	$72,824	$93,842	$47,575	$101,874

	As of December 31,										As of September 30, 2006
	2001		2002		2003		2004		2005
	(in thousands, except ratios)
Balance Sheet Data:
Cash and cash equivalents	$182,955		$283,351		$166,213		$60,414		$61,083		$65,965
Total investments	975,850		858,637		1,015,762		1,358,228		1,595,771		1,730,788
Reinsurance recoverable on paid and unpaid losses	1,352,225		1,315,240		1,243,085		1,206,612		1,151,166		1,116,334
Total assets	2,714,020		2,683,916		2,738,295		2,935,686		3,094,229		3,189,703
Unpaid losses and loss adjustment expenses	2,226,000		2,212,368		2,193,439		2,284,542		2,349,981		2,315,559
Deferred reinsurance gain – LPT Agreement(7)(8)	600,679		579,033		528,909		506,166		462,409		447,795
Total liabilities	2,971,502		2,911,865		2,842,754		2,925,936		2,949,622		2,916,648
Total (deficit) equity	(257,482)		(227,949)		(104,459)		9,750		144,607		273,055
Other Financial and Ratio Data:
Total equity including deferred reinsurance gain – LPT Agreement(7)(8)(10)	$343,197		$351,084		$424,450		$515,916		$607,016		$720,850
Total statutory surplus(11)	$209,797		$224,234		$338,656		$430,676		$530,612		$625,852
Net premiums written to total statutory surplus ratio(12)	0.55	x	0.83	x	0.88	x	0.97	x	0.83	x

(1)	Gross premiums written is the sum of both direct premiums written and assumed premiums written before the effect of ceded reinsurance and the intercompany pooling agreement. Direct premiums written are the premiums on all policies our insurance subsidiaries have issued during the year. Assumed premiums written are premiums that our insurance subsidiaries have received from any authorized state-mandated pools and previous fronting facilities. Our previous fronting facilities involved the assumption by our insurance subsidiaries of insurance policies issued by other unaffiliated insurance companies. See Note 7 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus.

(2)	Net premiums written is the sum of direct premiums written and assumed premiums written less ceded premiums written. Ceded premiums written is the portion of direct premiums written that we cede to our reinsurers under our reinsurance contracts. See Note 7 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus.

(3)	Losses and loss adjustment expenses, or LAE, ratio is the ratio (expressed as a percentage) of losses and LAE to net premiums earned. Net premiums earned is that portion of net premiums written equal to the expired portion of the time for which insurance protection was provided during the financial year and is recognized as revenue.

(4)	Commission expense ratio is the ratio (expressed as a percentage) of commission expense to net premiums earned.

(5)	Underwriting and other operating expense ratio is the ratio (expressed as a percentage) of underwriting and other operating expense to net premiums earned.

(6)	Combined ratio is the sum of the losses and LAE ratio, the commission expense ratio and the underwriting and other operating expense ratio.

(7)	In connection with our January 1, 2000 assumption of the assets, liabilities and operations of the Fund, our Nevada insurance subsidiary assumed the Fund’s rights and obligations associated with the LPT Agreement, a retroactive 100% quota share reinsurance agreement with third party reinsurers, which substantially reduced exposure to losses for pre-July 1, 1995 Nevada insured risks. Pursuant to the LPT Agreement, the Fund initially ceded $1.525 billion in liabilities for incurred but unpaid losses and LAE, which represented substantially all of the Fund’s outstanding losses as of June 30, 1999 for claims with original dates of injury prior to July 1, 1995.

(8)	Deferred reinsurance gain—LPT Agreement reflects the unamortized gain from our LPT Agreement. Under U.S. generally accepted accounting principles, or GAAP, this gain is deferred and is being amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries, and the amortization is reflected in losses and LAE. We periodically reevaluate the remaining direct reserves subject to the LPT Agreement. Our reevaluation results in corresponding adjustments, if needed, to reserves, ceded reserves, reinsurance recoverables and the deferred reinsurance gain, with the net effect being an increase or decrease, as the case may be, to net income.

(9)	We define net income before impact of LPT Agreement as net income less (i) amortization of deferred reinsurance gain—LPT Agreement and (ii) adjustment to LPT Agreement ceded reserves. Net income before impact of LPT Agreement is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to net income before income taxes and net income or any other measure of performance derived in accordance with GAAP.

We present net income before impact of LPT Agreement because we believe that it is an important supplemental measure of operating performance to be used by analysts, investors and other interested parties in evaluating us. The LPT Agreement was a non-recurring transaction which does not result in ongoing cash benefits and, consequently, we believe this presentation is useful in providing a meaningful understanding of our operating performance. In addition, we believe this non-GAAP measure, as we have defined it, is helpful to our management in identifying trends in our performance because the excluded item has limited significance in our current and ongoing operations.

The table below shows the reconciliation of net income to net income before impact of LPT Agreement for the periods presented:

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Net income	$50,137	$32,661	$96,222	$95,567	$137,598	$63,105	$116,488
Less: Impact of LPT Agreement:
Amortization of deferred reinsurance gain – LPT Agreement	24,262	21,690	19,015	20,296	16,891	15,530	14,614
Adjustments to LPT Agreement ceded reserves(a)	(589)	(44)	31,109	2,447	26,865	—	—
Net income before impact of LPT Agreement	$26,464	$11,015	$46,098	$72,824	$93,842	$47,575	$101,874

(a)	Any adjustment to the estimated direct reserves ceded under the LPT Agreement is reflected in losses and LAE for the period during which the adjustment is determined, with a corresponding increase or decrease in net income in the period. There is a corresponding change to the reinsurance recoverables on unpaid losses as well as the deferred reinsurance gain. A cumulative adjustment to the amortization of the deferred gain is also then recognized in earnings so that the deferred reinsurance gain reflects the balance that would have existed had the revised reserves been recognized at the inception of the LPT Agreement. See Note 2 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus. Losses and LAE for the nine months ended September 30, 2005 and 2006 did not include any adjustment to LPT Agreement ceded reserves, as our reevaluation of the direct reserves subject to the LPT Agreement did not result in an adjustment for the nine months ended September 30, 2005 and 2006.

(10)	We define total equity including deferred reinsurance gain—LPT Agreement as total equity plus deferred reinsurance gain— LPT Agreement. Total equity including deferred reinsurance gain—LPT Agreement is not a measurement of financial position under GAAP and should not be considered in isolation or as an alternative to total equity or any other measure of financial health derived in accordance with GAAP.

We present total equity including deferred reinsurance gain—LPT Agreement because we believe that it is an important supplemental measure of financial position to be used by analysts, investors and other interested parties in evaluating us. The

LPT Agreement was a non-recurring transaction and the treatment of the deferred gain does not result in ongoing cash benefits and consequently we believe this presentation is useful in providing a meaningful understanding of our financial position.

The table below shows the reconciliation of total equity to total equity including deferred reinsurance gain—LPT Agreement for the periods presented:

	As of December 31,					As of September 30, 2006
	2001	2002	2003	2004	2005
	(in thousands)
Total (deficit) equity	$(257,482)	$(227,949)	$(104,459)	$9,750	$144,607	$273,055
Deferred reinsurance gain – LPT Agreement	600,679	579,033	528,909	506,166	462,409	447,795
Total equity including deferred reinsurance gain – LPT Agreement	$343,197	$351,084	$424,450	$515,916	$607,016	$720,850

(11)	Total statutory surplus represents the total consolidated surplus of EICN, which includes its wholly-owned subsidiary, Employers Compensation Insurance Company, or ECIC, our insurance subsidiaries, prepared in accordance with the accounting practices of the National Association of Insurance Commissioners, or NAIC, as adopted by Nevada or California, as the case may be. See Note 9 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus.

(12)	Net premiums written to total statutory surplus ratio is the ratio of our insurance subsidiaries’ annual net premiums written to total statutory surplus.

 RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the following risk factors and other information in this prospectus before purchasing our common stock. The trading price of our common stock may decline due to any of these risks, and you could lose all or part of your investment.

Risks Related to Our Business

Our liability for losses and loss adjustment expenses is based on estimates and may be inadequate to cover our actual losses and expenses.

We must establish and maintain reserves for our estimated losses and loss adjustment expenses. We establish loss reserves in our financial statements that represent an estimate of amounts needed to pay and administer claims with respect to insured claims that have occurred, including claims that have occurred but have not yet been reported to us. Loss reserves are estimates of the ultimate cost of individual claims based on actuarial estimation techniques and are inherently uncertain. Judgment is required in applying actuarial techniques to determine the relevance of historical payment and claim settlement patterns under current facts and circumstances. In states other than Nevada, we have a short operating history and must rely on a combination of industry experience and our specific experience to establish our best estimate of losses and LAE reserves. The interpretation of historical data can be impacted by external forces, principally legislative changes, medical cost inflation, economic fluctuations and legal trends. In California, there have been significant legislative changes affecting workers’ compensation benefits to injured workers and claims administration, and we are observing changes in claim costs and claim payment patterns. We review our loss reserves each quarter. We may adjust our reserves based on the results of these reviews and these adjustments could be significant. If we change our estimates, these changes are reflected in our results of operations during the period in which they are made.

Loss reserves are estimates at a given point in time of our ultimate liability for cost of claims and of the cost of managing those claims, and are inherently uncertain. It is likely that the ultimate liability will differ from our estimates, perhaps significantly. Such estimates are not precise in that, among other things, they are based on predictions of future claim emergence and payment patterns and estimates of future trends in claim frequency and claim cost. These estimates assume that the claim emergence and payment patterns, claim inflation and claim frequency trend assumptions implicitly built into estimates will continue into the future. Unexpected changes in claim cost inflation can occur through changes in general inflationary trends, changes in medical technology and procedures, changes in wage levels and general economic conditions and changes in legal theories of compensability of injured workers and their dependents. Furthermore, future costs can be influenced by changes in the workers’ compensation statutory benefit structure and in benefit administration and delivery. It often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, ultimate liability may exceed or be less than the revised estimates.

Workers’ compensation benefits are often paid over a long period of time. For example, in addition to medical expenses, an injured worker may receive payments for lost income associated with total or partial disability, whether temporary or permanent (i.e., the disability is expected to continue until normal retirement age or death, whichever comes first). We may also be required to make payments, often over a period of many years, to surviving spouses and children of workers who are killed on the job or may be required to make relatively small payments on claims that have already been closed (which we refer to as reopenings). In addition, there are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance. Therefore, estimating reserves for workers’ compensation claims may be more uncertain than estimating reserves for other lines of insurance with shorter or more definite periods between occurrence of the claim and final determination of the ultimate loss and with policy limits on liability for claim amounts. Accordingly, our reserves may prove to be inadequate to cover our actual losses.

Our estimates of incurred losses and LAE attributable to insured events of prior years have decreased for past accident years because actual losses and LAE paid and current projections of unpaid losses and LAE were less than we originally anticipated. We refer to such decreases as favorable developments. The reductions in reserves were $81.7 million, $78.1 million, $37.6 million, $69.2 million, $11.5 million and $38.7 million for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively. Estimates of net incurred losses and LAE are established by management utilizing actuarial indications based upon our historical and industry experience regarding claim emergence and claim payment patterns, and regarding medical cost inflation and claim cost trends, adjusted for future anticipated changes in claims-related and economic trends, as well as regulatory and legislative changes, to establish our best estimate of the losses and LAE reserves. The decrease in the prior year reserves was primarily the result of actual paid losses being less than expected, and revised assumptions used in projection of future losses and LAE payments based on more current information about the impact of certain changes, such as legislative changes, which was not available at the time the reserves were originally established. While we have had favorable developments over the past five years, the magnitude of these developments illustrates the inherent uncertainty in our liability for losses and loss adjustment expenses, and we believe that favorable or unfavorable developments of similar magnitude, or greater, could occur in the future.

State workers’ compensation insurance regulations in California and other states where we operate have caused and may continue to cause downward pressure on the premiums we charge.

Our pricing decisions need to take into account the workers’ compensation insurance regulatory regime of each state in which we conduct operations, such as regimes that address the rates that industry participants in that state may or should charge for policies. In 2005, 77.7% of our direct premiums written were generated in California. Accordingly, we are particularly affected by regulation in California.

California has recently been through a cycle of substantial rate increases, followed by equally substantial rate decreases. Until 1995, insurance companies were subject to minimum rate regulation in California. The state had established a minimum rate floor, and workers’ compensation insurers could not charge rates lower than that floor. In 1995, California eliminated its minimum rate regulation and allowed open price competition among workers’ compensation insurers. One of the results of this was intense pricing competition among insurance companies, with many lowering rates to levels that ultimately resulted in more than 20 insolvencies. By 2002, rates in California had increased significantly, driven by an expensive benefit delivery system, claims which resulted in higher than normal litigation and a lack of insurance capital within the state. Since 2002, three key pieces of workers’ compensation regulation reform have been enacted which reformed medical determinations of injuries or illness, established medical fee schedules, allowed for the use of medical provider panels, modified benefit levels, changed the proof needed to file claims, and reformed many additional areas of the workers’ compensation benefits and delivery system. Workers’ compensation insurers in California responded to these reforms by reducing their rates. For example, we have reduced our rates in California by 60% since September 2003 through January 1, 2007 and expect that we will further reduce our rates in the foreseeable future. These reductions in rates in California are in response to the legislative reforms which have reduced claim costs in California. Several attempts have been made to institute additional forms of rate regulation in California; however, none of those attempts have been enacted by the legislature as of October 31, 2006. The passage of any form of rate regulation in California could impair our ability to operate profitably in California, and any such impairment could have a material adverse effect on our financial condition and results of operations. Additionally, although the California Insurance Commissioner does not set premium rates, he does adopt and publish advisory ‘‘pure premium’’ rates which are rates that would cover expected losses but do not contain an element to cover operating expenses or profit. He recommended a 16.4% reduction in workers’ compensation ‘‘pure premium’’ rates starting in July 2006. In early November 2006, the California Insurance Commissioner recommended that ‘‘pure premium’’ rates be reduced by an additional 9.5% for policies written on or after January 1, 2007. Our California rates continue to be based upon our actuarial analysis of current and anticipated cost trends, and we have determined that our California rates effective on January 1, 2007 will include the 9.5% reduction recommended by the California Insurance Commissioner.

In early January 2007, the governor of California stated his intent to make significant changes to the health care system in California. Under the proposed plan, companies with 10 or more employees would be required to pay at least 4% of payroll for health insurance or to pay that amount into a general pool. Companies with fewer than 10 employees would be exempt but would still be required to pay an annual fee to help the state of California provide employee health coverage. Insurers would also be required to offer incentives to insured employees or premium reductions to employers as rewards to workers who stop smoking or take similar steps to improve their health. In light of the preliminary and uncertain status of the proposal, we are unable to predict the outcome of these changes on our financial condition or results of operations.

Certain states have adopted an ‘‘administered pricing’’ regime, under which rate competition is generally not permitted. Of the states in which we currently operate, only Idaho has implemented such regulation. However, we are exposed to the risk that other states in which we operate will adopt, or that new states which we intend to enter have implemented, administered pricing regimes. Such a regime could prevent us from appropriately pricing our insurance policies in those states, exposing us to the possibility of losses over and above the premiums we are able to collect. Florida, which we intend to enter through ADP in the first quarter of 2007, currently has administered pricing.

Due to the existence of rate regulation, and the possibility of adverse changes in such regulations, in the states in which we operate and new states that we enter, we cannot assure you that our premium rates will ultimately be adequate for the purposes of covering the claim payments, losses and LAE and company overhead or, in the case of states without administered pricing, that our competitors in such states will not set their premium rates at lower rates. In such event, we may be unable to compete effectively and our business, financial condition and results of operations could be materially adversely affected.

If we fail to price our insurance policies appropriately, our business competitiveness, financial condition or results of operations could be materially adversely affected.

The premiums we charge are established when coverage is bound. Premiums are based on the particular class of business and our estimates of expected losses and LAE and other expenses related to the policies we underwrite. We analyze many factors when pricing a policy, including the policyholder’s prior loss history and industry classification. Inaccurate information regarding a policyholder’s past claims experience puts us at risk for mispricing our policies. For example, when initiating coverage on a policyholder, we must rely on the information provided by the policyholder or the policyholder’s previous insurer(s) to properly estimate future claims expense. If the claims information is not accurately stated, we may underprice our policies by using claims estimates that are too low. As a result, our business, financial condition and results of operations could be materially adversely affected. In order to set premium rates accurately, we must utilize an appropriate pricing model which correctly assesses risks based on their individual characteristics and takes into account actual and projected industry characteristics. We are in the process of implementing our E ACCESS automated underwriting system. E ACCESS and its ability to set premium rates accurately are subject to a number of risks and uncertainties, including technical problems, insufficient or unreliable data, uncertainties generally inherent in estimates and assumptions and industry factors such as the costs of ongoing medical treatment and unanticipated court decisions, legislation or regulatory action. Consequently, we could set our premium rates too low, which would negatively affect our results of operations and our profitability, or we could set our premium rates too high, which could reduce our competitiveness and lead to lower revenues.

Our geographic concentration in California and Nevada ties our performance to the business, economic, demographic and regulatory conditions in those states. Any deterioration in the conditions in those states could materially adversely affect our financial condition and results of operations.

Our business is concentrated in California, in which we generated 72.7% of our direct premiums written for the nine months ended September 30, 2006, and Nevada, in which we generated 20.6% of our direct premiums written for the nine months ended September 30, 2006. Accordingly, unfavorable business, economic, demographic, competitive or regulatory conditions in those states could negatively impact our business. We focus on select small businesses engaged in low to medium hazard industries. If the business or economic conditions in either California or Nevada deteriorate, the departure or insolvency of a significant number of small businesses from one or both of those states could have a material adverse effect on our financial condition or results of operations. Similarly, if the pool of workers declines in those states due to demographic trends, our financial condition and results of operations would be adversely affected. In addition, many California and Nevada businesses are dependent on tourism revenues, which are, in turn, dependent on a robust economy. Any downturn in general economic conditions, either nationally or in one or both of those states, or any other event that causes a deterioration in tourism in either state, could adversely impact small businesses such as restaurants that we have targeted as customers. We may be exposed to greater risks than those faced by insurance companies that conduct business over a greater geographic area. For example, our geographic concentration could subject us to pricing pressure as a result of market or regulatory forces. We have experienced such pressure in California in the past. For example, our premiums in force per policy in California as of September 30, 2006 have declined by approximately 26% since the same time in 2005, principally as a result of rate changes. See ‘‘—State workers’ compensation insurance regulations in California and other states where we operate have caused and may continue to cause downward pressure on the premiums we charge.’’ We cannot assure you that we will not be subject to such pressure in California, or in any of our markets, in the future.

Acts of terrorism and catastrophes could expose us to potentially substantial losses and, accordingly, could materially adversely impact our financial condition and results of operations.

Under our workers’ compensation policies and applicable laws in the states in which we operate, we are required to provide workers’ compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. We would be particularly adversely affected by a terrorist act in California or Nevada, most notably a terrorist act affecting any metropolitan area where our policyholders have a large concentration of workers. Notwithstanding the protection provided by the reinsurance we have purchased and any protection provided by the Terrorism Risk Insurance Extension Act of 2005, or the Terrorism Risk Act, the risk of severe losses to us from acts of terrorism has not been eliminated because our excess of loss reinsurance treaty program contains various sub-limits and exclusions limiting our reinsurers’ obligation to cover losses caused by acts of terrorism. Excess of loss reinsurance is a form of reinsurance where the reinsurer pays all or a specified percentage of loss caused by a particular occurrence or event in excess of a fixed amount, up to a stipulated limit. Our excess of loss reinsurance treaties do not protect against nuclear, biological, chemical or radiological events. If such an event were to impact one or more of the employers we insure, we would be entirely responsible for any workers’ compensation claims arising out of such event, subject to the terms of the Terrorism Risk Act, and could suffer substantial losses as a result. Under the Terrorism Risk Act, federal protection is provided to the insurance industry for events that result in an industry loss of at least $100 million in 2007. In the event of a qualifying industry loss (which must occur out of an act of terrorism certified as such by the Secretary of the Treasury), each insurance company is responsible for a deductible of 20% of direct earned premiums in the previous year, with the federal government responsible for reimbursing each company for 85% of the insurer’s loss. Payouts to individual companies are limited, with the industry responsible for paying the lesser of $27.5 billion in 2007 or the aggregate amount of all insured losses, subject to a maximum aggregate federal payment of $100 billion. The Terrorism Risk Act is scheduled to expire on December 31, 2007 and may not be renewed, or if it is renewed, it may provide reduced protection against the financial impact of acts of terrorism. Accordingly, events may not be covered by, or may result in losses exceeding the capacity of, our reinsurance protection and any protection offered by the Terrorism Risk Act or any successor legislation. Thus, any acts of terrorism could expose us to potentially substantial losses and, accordingly, could materially adversely affect our financial condition and results of operations.

Our operations also expose us to claims arising out of catastrophes because we may be required to pay benefits to workers who are injured in the workplace as a result of a catastrophe. Catastrophes can be caused by various unpredictable events, including earthquakes, volcanic eruptions, hurricanes, windstorms, hailstorms, severe winter weather, floods, fires, tornadoes, explosions and other natural or man-made disasters. To date, we have not experienced catastrophic losses arising from any of these types of events. Any catastrophe occurring in the states in which we operate could expose us to potentially substantial losses and, accordingly, could have a material adverse effect on our financial condition and results of operations. The geographic concentration of our business in Nevada and California, known to be particularly prone to earthquakes, subjects us to increased exposure to claims arising out of such a catastrophic event.

The fact that we write only a single line of insurance may leave us at a competitive disadvantage, and subjects our financial condition and results of operations to the cyclical nature of the workers’ compensation insurance market.

We face a competitive disadvantage due to the fact that we only offer a single line of insurance. Some of our competitors have additional competitive leverage because of the wide array of insurance products that they offer. For example, a business may find it more efficient or less expensive to purchase multiple lines of commercial insurance coverage from a single carrier. Because we do not offer a range of insurance products and sell only workers’ compensation insurance, we may lose potential customers to larger competitors who do offer a selection of insurance products.

The property and casualty insurance industry is cyclical in nature, and is characterized by periods of so-called ‘‘soft’’ market conditions in which premium rates are stable or falling, insurance is readily available and insurers’ profits decline, and by periods of so-called ‘‘hard’’ market conditions, in which rates rise, coverage may be more difficult to find and insurers’ profits increase. According to the Insurance Information Institute, since 1970, the property and casualty insurance industry experienced hard market conditions from 1975 to 1978, 1984 to 1987 and 2001 to 2004. Although the financial performance of an individual insurance company is dependent on its own specific business characteristics, the profitability of most workers’ compensation insurance companies generally tends to follow this cyclical market pattern. Because we only offer workers’ compensation insurance, our financial condition and operations are subject to this cyclical pattern, and we have no ability to change emphasis to another line of insurance. For example, during a period when there is excess underwriting capacity in the workers’ compensation market and, therefore, lower profitability, we are unable to shift our focus to another line of insurance which is at a different stage of the insurance cycle and, thus, our financial condition and results of operations may be materially adversely affected. The California market in particular is transitioning from a period of capacity shortage to a period of capacity adequacy. This results in lower rate levels and smaller profit margins.

During the period from 1994 to 2001, we believe that rising loss costs, despite declines in the frequency of losses, severely eroded underwriting profitability in the workers’ compensation insurance industry. According to the Insurance Information Institute, the workers’ compensation industry’s accident year combined ratios rose from 97% in 1994 to a high of 138% in 1999. We believe that rising loss costs and low investment returns in recent years have led to poor operating results and have caused some workers’ compensation insurers to suffer severe capital impairment. Only recently during 2005 and in 2006 have we seen insurers begin to increase their capacity in order to allow the underwriting of additional premium in California, our largest market. Because this cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. We have experienced significant increased price competition in our target markets since 2003. This cyclical pattern has in the past and could in the future adversely affect our financial condition and results of operations.

If our agreements with our principal strategic distribution partners are terminated or we fail to maintain good relationships with them, our revenues may decline materially and our results of operations may be materially adversely affected. We are also subject to credit risk with respect to our strategic distribution partners.

We have agreements with two principal strategic distribution partners, ADP and Wellpoint, to market and service our insurance products through their sales forces and insurance agencies. For the nine months ended September 30, 2006, we generated $32.9 million of gross premiums written through ADP and $49.1 million of gross premiums written through Wellpoint. The gross premiums written for ADP and Wellpoint were 10.6% and 15.8% of total gross premiums written during the nine months ended September 30, 2006, respectively. Our agreement with ADP is not exclusive, and ADP may terminate the agreement without cause upon 120 days’ notice. Although our distribution agreements with Wellpoint are exclusive, Wellpoint may terminate its agreements with us if the rating of our insurance subsidiary ECIC were to be downgraded and we are not able to provide coverage through a carrier with an A.M. Best financial strength rating of B++ or better. Wellpoint may also terminate its agreements with us without cause upon 60 days’ notice. The termination of any of these agreements, our failure to maintain good relationships with our principal strategic distribution partners or their failure to successfully market our products may materially reduce our revenues and have a material adverse effect on our results of operations if we are unable to replace the principal strategic distribution partners with other distributors that produce comparable premiums. In addition, we are subject to the risk that our principal strategic distribution partners may face financial difficulties, reputational issues or problems with respect to their own products and services, which may lead to decreased sales of our products and services. Moreover, if either of our principal strategic distribution partners consolidates or aligns itself with another company or changes its products that are currently offered with our workers’ compensation insurance product, we may lose business or suffer decreased revenues.

We are also subject to credit risk with respect to ADP and Wellpoint, as they collect premiums that are due to us for the workers’ compensation products that are marketed together with their own products. ADP and Wellpoint are obligated on a monthly basis to pass on premiums that they collect on our behalf. Any failure to remit such premiums to us or to remit such amounts on a timely basis could have an adverse effect on our results of operations.

If we do not maintain good relationships with independent insurance agents and brokers, they may sell our competitors’ products rather than ours and our revenues or profitability may decline.

We market and sell our insurance products primarily through independent, non-exclusive insurance agents and brokers. These agents and brokers are not obligated to promote our products and can and do sell our competitors’ products. We must offer workers’ compensation insurance products and services that meet the requirements of these agents and their customers. We must also provide competitive commissions to these agents and brokers. Our business model depends upon an extensive network of local and regional agents and brokers distributed throughout the states in which we do business. We need to maintain good relationships with the agents and brokers with which we contract to sell our products. If we do not, these agents and brokers may sell our competitors’ products instead of ours or may direct less desirable risks to us, and our revenues or profitability may decline. In addition, these agents and brokers may find it easier to promote the broader range of programs of some of our competitors than to promote our single-line workers’ compensation insurance products. The loss of a number of our independent agents and brokers or the failure of these agents to successfully market our products may reduce our revenues and our profitability if we are unable to replace them with agents and brokers that produce comparable premiums.

If we are unable to execute our strategic plan and successfully enter new states, we may not be able to grow, and our financial condition and results of operations could be adversely affected.

One of our strategies is to enter new states. For example, we entered Illinois in the fourth quarter of 2006 and we intend to enter Florida in the first quarter of 2007 through ADP. Additionally, our lack of experience in these new states and the relative speed with which we will be entering them means that this strategy is subject to various risks, including risks associated with our ability to:

•	comply with applicable laws and regulations in those new states;

•	obtain accurate data relating to the workers’ compensation industry and competitive environment in those new states;

•	attract and retain qualified personnel for expanded operations;

•	identify, recruit and integrate new independent agents, brokers and other distribution partners; and

•	augment our internal monitoring and control systems as we expand our business.

Any of these risks, as well as risks that are currently unknown to us or adverse developments in the regulatory or market conditions in any of the new states that we enter, could cause us to fail to grow and could adversely affect our financial condition and results of operations.

A downgrade in our financial strength rating could reduce the amount of business we are able to write or result in the termination of our agreements with ADP or Wellpoint.

Rating agencies rate insurance companies based on financial strength as an indication of an ability to pay claims. Our insurance subsidiaries are currently assigned a group letter rating of ‘‘A−’’ (Excellent), with a ‘‘positive’’ financial outlook, from A.M. Best, which is the rating agency that we believe has the most influence on our business. The ‘‘A−’’ (Excellent) rating is the fourth highest of 16 ratings and is the lowest rating within the category based on modifiers (i.e., ‘‘A’’ and ‘‘A−’’ are ‘‘Excellent’’). This rating is assigned to companies that, in the opinion of A.M. Best, have demonstrated an excellent overall performance when compared to industry standards. A.M. Best considers ‘‘A−’’ rated companies to have an excellent ability to meet their ongoing obligations to policyholders. In addition to A.M. Best ratings (which range from A++ to D for companies not under supervision or liquidation), companies are assigned a rating outlook that indicates the potential direction of a company’s rating for an intermediate period, generally defined as the next twelve to 36 months. A rating outlook of ‘‘positive’’ indicates that a company’s financial/market trends are favorable, relative to its current rating level and, if continued, the company has a good possibility of having its rating upgraded. This rating does not refer to our ability to meet non-insurance obligations and is not a recommendation to purchase or discontinue any policy or contract issued by us or to buy, hold or sell our securities.

The financial strength ratings of A.M. Best and other rating agencies are subject to periodic review using, among other things, proprietary capital adequacy models, and are subject to revision or withdrawal at any time. Insurance financial strength ratings are directed toward the concerns of policyholders and insurance agents and are not intended for the protection of investors or as a recommendation to buy, hold or sell securities. Although the policies that we have issued generally do not provide that policyholders may terminate such policies if the ratings of our insurance subsidiaries fall below a certain level, as a practical matter some of our policyholders may conduct businesses that require them to purchase workers’ compensation insurance from insurers that are rated A− or better by A.M. Best. Additionally, our insurance agents and brokers may move their business to our competitors if our rating is downgraded. Therefore, any downgrade in the financial strength rating of our insurance subsidiaries would materially impair our ability to continue to write policies for these policyholders. We do not know how many of our policyholders have businesses that impose such ratings requirements on the purchase of workers’ compensation insurance. Our competitive position relative to other companies is determined in part by our financial strength rating.

Our strategic distribution partner, Wellpoint, requires that we provide workers compensation coverage through a carrier rated B++ or better by A.M. Best. We currently provide this coverage through our subsidiary ECIC. Our inability to provide such coverage could cause a reduction in the number of policies we write, would adversely impact our relationships with our strategic distribution partners and could have a material adverse effect on our results of operations and our financial position. If ECIC’s rating were to be downgraded and we were not able to enter an agreement to provide coverage through a carrier rated B++ or better by A.M. Best, Wellpoint may terminate its distribution agreements with us. We cannot assure you that we would be able to enter such an agreement if our rating were downgraded. The termination of our relationship with either ADP or Wellpoint would have a material adverse effect on our results of operations if we are unable to replace them with other distributors that produce comparable premiums.

If we are unable to obtain reinsurance, our ability to write new policies and to renew existing policies would be adversely affected and our financial condition and results of operations could be materially adversely affected.

Like other insurers, we manage our risk by buying reinsurance. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers a portion of insurance risk under policies it has written to another insurance company, called the reinsurer, and pays the reinsurer a portion of the premiums relating to those policies. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. We currently purchase excess of loss reinsurance. We purchase reinsurance to cover larger individual losses and aggregate catastrophic losses from natural perils and terrorism. For the treaty, or contract, year beginning July 1, 2006, we have purchased reinsurance up to $175 million in excess of our $4 million net retention to protect against natural perils and acts of terrorism, excluding nuclear, biological, chemical and radiological events. Our retention is the amount of loss from a single occurrence or event which we must pay prior to the attachment of our excess of loss reinsurance. This means we have reinsurance for covered losses we suffer between $4 million and $175 million. This $175 million in reinsurance protection, in excess of our $4 million net retention, is subject to certain limitations, including (i) the aggregate reinsurance for covered losses between $4 million and $10 million is limited to $18 million, and (ii) the maximum reinsurance recoverable for any single person for losses between $10 million and $175 million is $7.5 million. Our current reinsurance treaty applies to all loss occurrences during and on policies which are in force between 12:01 a.m. July 1, 2006 through 12:01 a.m. July 1, 2007. We have the ability to extend the term of the treaty to continue to apply to policies which are in force at the expiration of the treaty generally for a period of 12 months, but we cannot assure you that our reinsurers will permit such an extension or that we can obtain such an extension on favorable terms. Covered losses which occur prior to expiration or cancellation of the treaty continue to be obligations of the reinsurer and subject to the other conditions in the agreement. We are responsible for these losses if the reinsurer cannot or refuses to pay.

The treaty includes certain exclusions for which our reinsurers are not liable for losses, including but not limited to, losses arising from the following: war, strikes or civil commotion; nuclear incidents other than incidental or ordinary industrial or educational or medical pursuits; underground mining except where incidental; oil and gas drilling, refining and manufacturing; manufacturing, storage and transportation of fireworks or other explosive substances or devices; asbestos abatement, manufacturing or distribution; excess policies attaching excess of a self-insured retention or a deductible greater than $25,000; and commercial airlines personnel. The reinsurance coverage includes coverage for acts of terrorism other than losses directly or indirectly caused by, contributed to, resulting from, or arising out of or in connection with nuclear, radiological, biological or chemical pollution, contamination or explosion. Any loss we suffer that is not covered by reinsurance could expose us to substantial losses.

We review and negotiate our reinsurance coverage annually. Our current treaty has a total of 24 subscribing reinsurers and, at September 30, 2006, Lloyds Syndicate #2020 WEL, Aspen Insurance UK Limited, American Reinsurance Company and Hannover Reuckversicherung-AG individually reinsured 32.0%, 17.5%, 15.0% and 15.0%, respectively, of the first layer of reinsurance ($6 million in excess of the first $4 million in losses). In addition, Endurance Specialty Insurance Ltd. and Aspen Insurance UK Limited reinsured 14.0% and 11.2%, respectively, of our total reinsurance limit ($175 million in excess of the first $4 million in losses) for a total of 25.2% of our total limit. The availability, amount and cost of reinsurance are subject to market conditions and to our loss experience. We cannot be certain that our reinsurance agreements will be renewed or replaced prior to their expiration upon terms satisfactory to us. If we are unable to renew or replace our reinsurance agreements upon terms satisfactory to us, our net liability on individual risks would increase and we would have greater exposure to catastrophic losses. If this were to occur, our underwriting results would be subject to greater variability and our underwriting capacity would be reduced. These consequences could materially adversely affect our financial condition and results of operations.

We are subject to credit risk with respect to our reinsurers, and they may also refuse to pay or may delay payment of losses we cede to them.

Although we purchase reinsurance to manage our risk and exposure to losses, we continue to have direct obligations under the policies we write. We remain liable to our policyholders, even if we are unable to recover from our reinsurers what we believe we are entitled to receive under our reinsurance contracts. Reinsurers might refuse or fail to pay losses that we cede to them, or they might delay payment. For example, we had to replace one of the original reinsurers under the LPT Agreement when its A.M. Best rating dropped below the mandatory level. See ‘‘—Our assumption of the assets, liabilities and operations of the Fund covered all losses incurred by the Fund prior to January 1, 2000, pursuant to legislation passed in the 1999 Nevada legislature. We only obtained reinsurance covering the losses incurred prior to July 1, 1995, and we could be liable for all of those losses if the coverage provided by the LPT Agreement proves inadequate or we fail to collect from the reinsurers party to such transaction.’’ Since we exclusively write workers’ compensation insurance, with claims that may be paid out over a long period of time, the creditworthiness of our reinsurers may change before we can recover amounts to which we are entitled.

Recent natural disasters, such as Hurricanes Katrina, Rita and Wilma, have caused unprecedented insured property losses, a significant portion of which will be borne by reinsurers. If a reinsurer is active in both the property and in the workers’ compensation insurance markets, its ability to perform its obligations in the latter market may be adversely affected by events unrelated to workers’ compensation insurance losses.

At September 30, 2006, we carried a total of $1.1 billion of reinsurance recoverables for paid and unpaid losses and LAE. Of the $1.1 billion in reinsurance recoverable, $11.5 million was the current recoverable at September 30, 2006 on paid losses and $1.1 billion was recoverable on unpaid losses and therefore was not currently due at September 30, 2006. With the exception of certain losses assumed from the Fund discussed below, these recoverables are unsecured. The reinsurance recoverables on unpaid losses will become current as we pay the related claims. If we are unable to collect on our reinsurance recoverables, our financial condition and results of operations could be materially adversely affected.

Our assumption of the assets, liabilities and operations of the Fund covered all losses incurred by the Fund prior to January 1, 2000, pursuant to legislation passed in the 1999 Nevada legislature. We only obtained reinsurance covering the losses incurred prior to July 1, 1995, and we could be liable for all of those losses if the coverage provided by the LPT Agreement proves inadequate or we fail to collect from the reinsurers party to such transaction.

On January 1, 2000, our Nevada insurance subsidiary assumed all of the assets, liabilities and operations of the Fund, including losses incurred by the Fund prior to such date. Our Nevada insurance subsidiary also assumed the Fund’s rights and obligations associated with the LPT Agreement that the Fund entered into with third party reinsurers with respect to its losses incurred prior to July 1, 1995. The LPT Agreement was a retroactive 100% quota share reinsurance agreement under which the Fund initially ceded $1.525 billion in liabilities for the incurred but unpaid losses and LAE related to claims incurred prior to July 1, 1995, for consideration of $775 million in cash. The LPT Agreement provides coverage for losses up to $2 billion, excluding losses for burial and transportation expenses, and paid losses under the LPT Agreement totaled $353.6 million through September 30, 2006. Accordingly, to the extent that the Fund’s outstanding losses for claims with original dates of injury prior to July 1, 1995 exceed $2 billion, they will not be covered by the LPT Agreement and we will be liable for those losses to that extent. As of September 30, 2006, the estimated remaining liabilities subject to the LPT Agreement were approximately $1 billion.

The reinsurers under the LPT Agreement agreed to assume responsibilities for the claims at the benefit levels which existed in June 1999. Accordingly, if the Nevada legislature were to increase the benefits payable for the pre-July 1, 1995 claims, we would be responsible for the increased benefit costs to the extent of the legislative increase. Similarly, if the credit rating of any of the third party reinsurers that are party to the LPT Agreement were to fall below ‘‘A−’’ as determined by A.M. Best or to become insolvent, we would be responsible for replacing any such reinsurer or would be liable for the claims that otherwise would have been transferred to such reinsurer. For example, in 2002, the rating of one of the original reinsurers under the LPT Agreement, Gerling Global International Reinsurance Company Ltd., or Gerling, dropped below the mandatory ‘‘A−’’ A.M. Best rating to ‘‘B+.’’ Accordingly, we entered into an agreement to replace Gerling with National Indemnity Company, or NICO, at a cost to us of $32.8 million. We can give no assurance that circumstances requiring us to replace one or more of the current reinsurers under the LPT Agreement will not occur in the future, that we will be successful in replacing such reinsurer or reinsurers in such circumstances, or that the cost of such replacement or replacements will not have a material adverse effect on our results of operations or financial condition.

The LPT Agreement also required the reinsurers to each place assets supporting the payment of claims by them in individual trusts that require that collateral be held at a specified level. The collateralization level must not be less than the outstanding reserve for losses and a loss expense allowance equal to 7% of estimated paid losses discounted at a rate of 6%. If the assets held in trust fall below this threshold, we can require the reinsurers to contribute additional assets to maintain the required minimum level. The value of these assets at September 30, 2006 was approximately $1.1 billion. If the value of the collateral in the trusts drops below the required minimum level and the reinsurers are unable to contribute additional assets, we could be responsible for substituting a new reinsurer or paying those claims without the benefit of reinsurance. One of the reinsurers has collateralized its obligations under the LPT Agreement by placing the stock of a publicly held corporation, with a value of $667.0 million at September 30, 2006, in a trust to secure the reinsurer’s obligation of $569.4 million. The value of this collateral is subject to fluctuations in the market price of such stock. The other reinsurers have placed treasury and fixed income securities in trusts to collateralize their obligations.

For losses incurred by the Fund subsequent to June 30, 1995, we are liable for the entire loss, net of reinsurance purchased by the Fund. If the premiums collected by the Fund for policies written between July 1, 1995 and December 31, 1999 and the investment income earned on those premiums are inadequate to cover these losses, our reserves may prove inadequate and our results of operations and financial condition could be materially adversely affected.

Intense competition could adversely affect our ability to sell policies at rates we deem adequate.

The market for workers’ compensation insurance products is highly competitive. Competition in our business is based on many factors, including premiums charged, services provided, financial ratings assigned by independent rating agencies, speed of claims payments, reputation, policyholder dividends, perceived financial strength and general experience. In some cases, our competitors offer lower priced products than we do. If our competitors offer more competitive premiums, dividends or payment plans, services or commissions to independent agents, brokers and other distributors, we could lose market share or have to reduce our premium rates, which could adversely affect our profitability. Our competitors include other insurance companies, professional employer organizations, third-party administrators, self-insurance funds and state insurance funds. Our main competitors in each of the nine states in which we currently operate vary from state to state but are usually those companies that offer a full range of services in underwriting, loss control and claims. We compete on the basis of the services that we offer to our policyholders and on ease of doing business rather than solely on price. In Nevada, our three largest competitors are American International Group, Inc., Builders Insurance Company and Liberty Mutual Insurance Company. In California, our three largest competitors are the California State Compensation Insurance Fund, American International Group and Zenith National Insurance Company.

Many of our existing and potential competitors are significantly larger and possess greater financial, marketing and management resources than we do. Some of our competitors, including the California State Compensation Insurance Fund, benefit financially by not being subject to federal income tax. Intense competitive pressure on prices can result from the actions of even a single large competitor. Competitors with more surplus than us have the potential to expand in our markets more quickly than we can. Additionally, greater financial resources permit an insurer to gain market share through more competitive pricing, even if that pricing results in reduced underwriting margins or an underwriting loss. Many of our competitors are multi-line carriers that can price the workers’ compensation insurance that they offer at a loss in order to obtain other lines of business at a profit. If we are unable to compete effectively, our business and financial condition could be materially adversely affected.

Our financial condition and results of operations may be materially adversely affected if we are unable to realize our investment objectives.

Investment income is an important component of our revenues and net income. Investment income primarily consists of interest and dividends on the securities we own. The ability to achieve our investment objectives is affected by factors that are beyond our control. For example, domestic or international economic or political turbulence and large-scale acts of terrorism may adversely affect the general economy and, accordingly, reduce our investment income. Interest rates are highly sensitive to many factors, including governmental monetary policies which affect the capital markets and, consequently, the value of the securities we own. Interest rates, though recently at historically low levels, have risen over the past two years. The outlook for our investment income is dependent on the future direction of interest rates, maturity schedules and the amount of cash flows from operations available for investment. The fair values of fixed maturity investments that are ‘‘available-for-sale’’ will shift as changes in interest rates occur and cause security value fluctuations reflected on our balance sheet. Our stockholders’ equity will vary with future interest rate changes. Any significant decline in our investment income would have a material adverse effect on our financial condition and results of operations.

We rely on our information technology and telecommunication systems, and the failure of these systems could materially and adversely affect our business.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, administer claims and make payments on those claims, facilitate collections, and, upon completion of the implementation of our E ACCESS automated underwriting system, to automatically underwrite and administer the policies we write. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems, including due to a natural catastrophe, or the termination of any third-party software licenses upon which any of these systems is based, could interrupt our operations or materially impact our ability to evaluate and write new business. As our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. Any interruption in our ability to write and process new and renewal business, service our customers or pay claims promptly could result in a material adverse effect on our business.

The insurance business is subject to extensive regulation that limits the way we can operate our business.

We are subject to extensive regulation by the insurance regulatory agencies in each state in which our insurance subsidiaries are licensed, most significantly by the insurance regulators in the States of Nevada and California, in which our insurance subsidiaries are domiciled. These state agencies have broad regulatory powers designed primarily to protect policyholders and their employees, not stockholders or other investors. Regulations vary from state to state, but typically address or include:

•	standards of solvency, including risk-based capital measurements;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the types of terms that we can include in the insurance policies we offer;

•	mandates that may affect wage replacement and medical care benefits paid under the workers’ compensation system;

•	requirements for the handling and reporting of claims;

•	procedures for adjusting claims, which can affect the cost of a claim;

•	restrictions on the way rates are developed and premiums are determined;

•	the manner in which agents may be appointed;

•	establishment of liabilities for unearned premiums, unpaid losses and loss adjustment expenses and other purposes;

•	limitations on our ability to transact business with affiliates;

•	mergers, acquisitions and divestitures involving our insurance subsidiaries;

•	licensing requirements and approvals that affect our ability to do business;

•	compliance with all applicable medical privacy laws;

•	potential assessments for the settlement of covered claims under insurance policies issued by impaired, insolvent or failed insurance companies; and

•	the amount of dividends that ECIC may pay to EICN and that EICN may pay to EIG.

Workers’ compensation insurance is statutorily provided for in all of the states in which we do business. State laws and regulations provide for the form and content of policy coverage and the rights and benefits that are available to injured workers, their representatives and medical providers. Legislation and regulation also impact our ability to investigate fraud and other abuses of the workers’ compensation systems where we operate. Our relationships with medical providers are also impacted by legislation and regulation, including penalties for the failure to make timely payments.

In late 2006, the California Department of Insurance initiated the rulemaking process on a set of proposed regulations governing the establishment of reserves and collateral requirements for deductible workers’ compensation insurance. These regulations, if adopted, would alter the way in which reserves are established under deductible workers’ compensation insurance and change the manner in which Special California Schedule P deposits are calculated. Under current California law, workers’ compensation insurers are not required to count the deductible retained by their insureds when calculating their Schedule P deposit. The proposed regulations would require the inclusion of any deductible in the Schedule P deposit. As a result, insurance companies, including ECIC, would have to increase the amount of their Schedule P deposit to cover the deductible portion of any policy. At this time, we do not write any deductible policies. Were we to commence writing deductible policies in the future, and if the proposed regulations were adopted, our Schedule P deposit would need to increase and, correspondingly, these funds would no longer be available to ECIC.

Regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. We may be unable to maintain all required approvals or comply fully with the wide variety of applicable laws and regulations, which are continually undergoing revision and which may be interpreted differently among the jurisdictions in which we conduct business, or to comply with the then current interpretation of such laws and regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. We are also subject to regulatory oversight of the timely payment of workers’ compensation insurance benefits in all the states where we operate. Regulatory authorities may impose monetary fines and penalties if we fail to pay benefits to injured workers and fees to our medical providers in accordance with applicable laws and regulations.

The NAIC has developed a system to test the adequacy of statutory capital, known as ‘‘risk-based capital,’’ which has been adopted by all of the states in which we operate. This system establishes the minimum amount of capital and surplus calculated in accordance with statutory accounting principles necessary for an insurance company to support its overall business operations. It identifies insurers that may be inadequately capitalized by looking at the inherent risks of each insurer’s assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. The need to maintain our risk-based capital levels may prevent us from expanding our business or meeting strategic goals in a timely manner. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business.

In addition, the NAIC has developed the Insurance Regulatory Information System, or IRIS. IRIS was designed to provide state regulators with an integrated approach to monitor the financial condition of insurers for the purposes of detecting financial distress and preventing insolvency. IRIS consists of a statistical phase and an analytical phase whereby financial examiners review insurers’ annual statements and financial ratios. The statistical phase consists of 13 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has a ‘‘usual range’’ of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. Ratios of an insurance company that fall outside the usual range are generally regarded by insurance regulators as part of an early warning system. Insurance regulators will generally begin to investigate, monitor or make inquiries of an insurance company if four or more of the company’s ratios fall outside the usual ranges. Although these inquiries can take many forms, regulators may require the insurance company to provide additional written explanation as to the causes of the particular ratios being outside of the usual range, the actions being taken by management to produce results that will be within the usual range in future years and what, if any, actions have been taken by the insurance regulator of the insurers’ state of domicile. Regulators are not required to take action if an IRIS ratio is outside of the usual range, but depending upon the nature and scope of the particular insurance company’s exception (for example, if a particular ratio indicates an insurance company has insufficient capital) regulators may act to reduce the amount of insurance the company can write or revoke the insurers’ certificate of authority and may even place the company under supervision. As of December 31, 2005, EICN had two ratios outside the usual range and ECIC had one ratio outside the usual range; all other ratios for EICN and ECIC were within the usual range. See ‘‘Regulation—IRIS Ratio.’’ These ratios related to EICN’s investment yield and the ratio of liabilities to liquid assets. EICN’s investment yield ratio was one-tenth of one percent below the usual range in 2005. This was principally related to EICN’s asset allocation to equities being above property and casualty insurance industry averages, in addition to its equity interest in ECIC. EICN and ECIC’s liabilities to liquid assets ratios were also outside the usual range because total liabilities includes funds withheld pursuant to their inter-company pooling agreement. See ‘‘Regulation—IRIS Ratio.’’ If either EICN or ECIC has unusual results on four or more ratios in the future, they may be subject to the actions of state regulators discussed above.

This extensive regulation of our business may affect the cost or demand for our products and may limit our ability to obtain rate increases or to take other actions that we might pursue to increase our profitability. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations or interpretations by regulatory authorities could impact our operations and require us to bear additional costs of compliance.

We are a holding company with no direct operations, we depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance subsidiaries’ ability to pay dividends to us is restricted by law.

EIG is a holding company that transacts substantially all of its business through operating subsidiaries. Its primary assets are the shares of stock of our operating subsidiaries. The ability of EIG to meet obligations on outstanding debt, to pay stockholder dividends and to make other payments depends on the surplus and earnings of our subsidiaries and their ability to pay dividends or to advance or repay funds, and, in particular, upon the ability of our Nevada domiciled insurance company, EICN, to pay dividends to its immediate holding company and, in turn, the ability of that holding company to pay dividends to EIG.

Nevada law limits the payment of cash dividends by EICN to its immediate holding company by providing that payments cannot be made except from available and accumulated surplus money otherwise unrestricted (unassigned) and derived from realized net operating profits and realized and unrealized capital gains. A stock dividend may be paid out of any available surplus. A cash or stock dividend otherwise prohibited by these restrictions may only be declared and distributed upon the prior approval of the Nevada Commissioner of Insurance.

As of December 31, 2004 and 2005, EICN had negative unassigned surplus of $198.7 million and $71.9 million, respectively, and therefore was unable to pay a dividend to us at such dates without prior approval of the Nevada Commissioner of Insurance. At September 30, 2006, EICN had positive unassigned surplus of $23.4 million and therefore had the capability of paying a dividend to us of up to such an amount without the prior approval of the Nevada Commissioner of Insurance.

EICN must give the Nevada Commissioner of Insurance prior notice of any extraordinary dividends or distributions that it proposes to pay to its immediate holding company, even when such a dividend or distribution is to be paid out of available and otherwise unrestricted (unassigned) surplus. EICN may pay such an extraordinary dividend or distribution if the Nevada Commissioner of Insurance either approves or does not disapprove the payment within 30 days after receiving notice of its declaration. An extraordinary dividend or distribution is defined by statute to include any dividend or distribution of cash or property whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of: (a) 10% of EICN’s statutory surplus as regards policyholders at the next preceding December 31; or (b) EICN’s statutory net income, not including realized capital gains, for the 12-month period ending at the next preceding December 31.

On October 17, 2006, the Nevada Commissioner of Insurance granted EICN permission to pay us an aggregate of up to an additional $55 million in one or more extraordinary dividends subsequent to the successful completion of this offering and before December 31, 2008. The payment of these dividends is conditioned upon the expiration of the underwriters’ over-allotment option period, prior repayment of any expenses of EIG and its subsidiaries arising from the conversion and this offering, the exhaustion of any proceeds retained by EIG from this offering, maintaining the risk-based capital, or RBC, total adjusted capital of EICN above a specified level on the date of declaration and payment of any particular extraordinary dividend after taking into account the effect of such dividend, and maintaining all required filings with the Nevada Division of Insurance. We may use these extraordinary dividends from EICN, as well as any ordinary dividends that we may receive over time from EICN, to pay quarterly dividends to our stockholders as described under ‘‘Dividend Policy,’’ to repurchase our stock and/or for general corporate purposes. However, the October 17, 2006 extraordinary dividend approval prohibits us from using any such extraordinary dividends to increase executive compensation.

As the direct owner of ECIC, EICN will be the direct recipient of any dividends paid by ECIC. The ability of ECIC to pay dividends to EICN is, in turn, limited by California law. California law provides that, absent prior approval of the California Insurance Commissioner, dividends can only be declared from earned surplus, excluding any earned surplus (1) derived from the net appreciation in the value of assets not yet realized, or (2) derived from an exchange of assets, unless the assets received are currently realizable in cash. In addition, California law provides that the California Insurance Commissioner must approve (or, within a 30-day notice period, not disapprove) any dividend that, together with all other such dividends paid during the preceding 12 months, exceeds the greater of: (a) 10% of ECIC’s statutory surplus as regards policyholders at the preceding December 31; or (b) 100% of the net income for the preceding year. The maximum pay-out that may be made by ECIC to EICN during 2006 without prior approval is $44.6 million. Under California regulations, an additional liability, known as an excess statutory reserve, which reduces statutory surplus, must be recorded if a company’s workers’ compensation losses and LAE ratio is less than 65% in each of the three most recent accident years. Excess statutory reserves reduced ECIC’s statutory-basis surplus by $7.5 million to $277.2 million at December 31, 2005, as filed and reported to the regulators.

Our board of directors has authorized the payment of a dividend of $0.06 per share of our common stock per quarter to our stockholders of record beginning in the second quarter of 2007. Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our subsidiaries’ payment of dividends and/or other statutorily permissible payments to us (including the payment of the extraordinary dividends referred to above), our results of operations and cash flows, our financial position and capital requirements, general business conditions, any legal, tax, regulatory and contractual restrictions on the payment of dividends (including those described above), and any other factors our board of directors deems relevant. There can be no assurance that we will declare and pay any dividends.

We are party to certain litigation involving our assumption of the assets of the Fund and this litigation, if determined unfavorably to us, could have a material adverse effect on our business.

On October 10, 2006, a qui tam action captioned State of Nevada, ex rel., David J. Otto v. Employers Insurance Company of Nevada, et al. (referred to herein as the ‘‘complaint’’) in the second judicial district court of the State of Nevada was commenced pursuant to Nevada Revised Statute 357.080 et seq. (the ‘‘Nevada False Claims Act’’). The Nevada False Claims Act authorizes a private plaintiff to commence an action on behalf of the State of Nevada under the circumstances prescribed by the statute (‘‘qui tam action’’). Nevada law requires that a qui tam action be filed under seal and remain under seal pending a decision by the Attorney General of the State of Nevada regarding whether to intervene in the action within the requisite statutory period. On March 6, 2006, the complaint was filed under seal, but the Attorney General did not intervene within the period prescribed under the Nevada qui tam statute.

The complaint alleges, among other things, that EICN has violated the provisions of the Nevada False Claims Act embodied in Nevada Revised Statutes 357.040(1)(d), (g) and (h) in connection with an allegedly unconstitutional transfer of assets from the Fund to EICN on January 1, 2000 pursuant to Amendment No. 190 to Senate Bill No. 37 (‘‘SB 37’’) passed in the 1999 Nevada Legislature and signed into law by gubernatorial proclamation allegedly in abrogation of Article 9, Section 2 of the Nevada Constitution. Article 9, Section 2 provides in pertinent part under subparagraph 2: ‘‘Any money paid for the purpose of providing compensation for industrial accidents and occupational diseases, and for administrative expenses incidental thereto .... must be segregated in proper accounts in the state treasury, and such money must never be used for any other purposes, and they are hereby declared to be trust funds for the uses and purposes herein specified.’’ The complaint contends that although Article 9, Section 2 requires that the assets that were transferred to EICN be held in trust for the benefit of the State of Nevada, EICN has falsely and knowingly claimed that (i) it had and has legal title to these assets, (ii) it was not and is not a trustee with respect to such assets, and (iii) it failed to report any of the assets to the State (otherwise known as a reverse false claim). The complaint also asserts a number of common law causes of action arising out of the same allegations.

Although the complaint does not specify the amount of money damages that it seeks, the complaint does seek money damages for the State of Nevada in an amount equal to three times the amount of all funds transferred to EICN under SB 37 and the gubernatorial proclamation as well as three times the amount of all rents, profits and income from the funds to transferred. The complaint also seeks declaratory and injunctive relief as well as an accounting. The plaintiff requests that he be awarded between 14 and 50 percent of any recovery by the State of Nevada, together with attorneys’ fees and costs in accordance with the Nevada False Claims Act.

While the case is in a very preliminary stage, EICN believes that it has meritorious defenses to all of the plaintiff’s claims and intends to defend the action vigorously. Nonetheless, should the plaintiff obtain an adverse judgment for the maximum amount sought in the complaint, such an adverse judgment would have a material adverse impact on EICN’s financial condition. On November 20, 2006, EICN moved to dismiss the complaint in its entirety and with prejudice. On December 20, 2006, the plaintiff opposed EICN’s motion to dismiss. No hearing has been set on EICN’s motion.

We have a limited history as a taxpayer, and, as such, we cannot predict whether the Internal Revenue Service (or other taxing authorities) could assert any tax deficiencies against us that could have a material adverse effect on our financial condition and results of operations.

We commenced operations as an insurance company owned by our policyholders, also known as a private mutual insurance company, on January 1, 2000 when EICN assumed the assets, liabilities and operations of the Fund. While the Fund had over 80 years of workers’ compensation experience in Nevada, it was not subject to U.S. federal income taxation prior to 2000 because it was a part of the State of Nevada. EICN became subject to U.S. federal income taxation from and after January 1, 2000. Although we believe that EICN has properly reported and paid its U.S. federal income taxes in all material respects, we have never been audited by the Internal Revenue Service and, if we were audited, we cannot predict whether the Internal Revenue Service would assert any tax deficiencies that could result in our paying additional taxes that could have a material adverse effect on our financial condition and results of operations.

Our profitability may be adversely impacted by inflation, legislative actions and judicial decisions.

The effects of inflation could cause claims costs to rise in the future. Our reserve for losses and LAE includes assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatment and litigation costs. In addition, judicial decisions and legislative actions continue to broaden liability and policy definitions and to increase the severity of claims payments. To the extent inflation and these legislative actions and judicial decisions cause claims costs to increase above reserves established for these claims, we will be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified.

Administrative proceedings or legal actions involving our insurance subsidiaries could have a material adverse effect on our business, results of operations or financial condition.

Our insurance subsidiaries are involved in various administrative proceedings and legal actions in the normal course of their insurance operations. Our subsidiaries have responded to the actions and intend to defend against these claims. These claims concern issues including eligibility for workers’ compensation insurance coverage or benefits, the extent of injuries, wage determinations and disability ratings. Adverse decisions in multiple administrative proceedings or legal actions could require us to pay significant amounts in the aggregate or to change the manner in which we administer claims, which could have a material adverse effect on our financial results.

If we cannot obtain adequate or additional capital on favorable terms, including from writing new business and establishing premium rates and reserve levels sufficient to cover losses, we may not have sufficient funds to implement our future growth or operating plans and our business, financial condition or results of operations could be materially adversely affected.

Our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses will generally determine our future capital requirements. If we have to raise additional capital, equity or debt, financing may not be available on terms that are favorable to us. In the case of equity financings, dilution to our stockholders could result. In any case, such securities may have rights, preferences and privileges that are senior to those of our shares of common stock. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our future growth or operating plans and our business, financial condition or results of operations could be materially adversely affected.

Our business is largely dependent on the efforts of our management because of its industry expertise, knowledge of our markets and relationships with the independent agents and brokers that sell our products, and the loss of any members of our management team could disrupt our operations and have a material adverse affect on our ability to execute on our strategies.

Our success will depend in substantial part upon our ability to attract and retain qualified executive officers, experienced underwriting personnel and other skilled employees who are knowledgeable about our business. The current success of our business is dependent in significant part on the efforts of Douglas Dirks, our president and chief executive officer, Martin Welch, the president and chief operating officer of our insurance subsidiaries, and William Yocke, our executive vice president and chief financial officer. Many of our regional and local officers are also critical to our operations because of their industry expertise, knowledge of our markets and relationships with the independent agents and brokers who sell our products. We have entered into employment agreements with certain of our key executives. These employment agreements are for a set term of three years and we may terminate the agreements for cause, including but not limited to material breach by the executive, willful violation of any law, rule or regulation by the executive and conviction of the executive for any felony or crime, including moral turpitude. For a description of the key terms and provisions of those agreements, see ‘‘Compensation Discussion and Analysis.’’ We do not maintain key man life insurance for those executives. If we were to lose the services of members of our management team or key regional or local officers, we may be unable to find replacements satisfactory to us and our business. As a result, our operations may be disrupted and our financial performance may be adversely affected.

Risks Related to the Conversion

A challenge to the Nevada Commissioner of Insurance’s approval of the application for conversion could result in uncertainty regarding the terms of our conversion and could reduce the market price of our common stock.

Nevada law requires that the plan of conversion be approved by the Nevada Commissioner of Insurance through the issuance of both an initial order, following a public hearing, and a final order approving the application for conversion.

On August 22, 2006, we filed an application for approval of the plan of conversion with the Nevada Commissioner of Insurance. The Nevada Commissioner of Insurance held a public hearing on the application for conversion on October 26, 2006 and issued an initial order approving the application for conversion on November 29, 2006, based upon, among other things, a determination that the plan of conversion is fair and equitable to our eligible members. The initial order of the Nevada Commissioner of Insurance approving the application for conversion did not address the fairness of the plan of conversion to purchasers of common stock in this offering.

At a special meeting of our members on January 13, 2007, the plan of conversion, including the amended and restated articles of incorporation of EIG, was approved by the required votes of our members. On January 13, 2007, the Nevada Commissioner of Insurance issued a final order approving the application for conversion.

Nevada law provides that any party aggrieved by a final order of the Nevada Commissioner of Insurance approving the plan of conversion may petition for judicial review in a state district court. Under Nevada Revised Statutes 233B.035, for the purposes of this section ‘‘party’’ means ‘‘each person or agency named or admitted as a party, or properly seeking and entitled as of right to be admitted as a party, in any contested case.’’ Under Nevada law, judicial review of a decision of the Nevada Commissioner of Insurance must be sought by initiating an action under the Nevada Administrative Procedure Act in the appropriate district court within thirty days of receipt of the final order. A successful challenge could result in injunctive relief, a modification of the plan of conversion or the Nevada Commissioner of Insurance’s approval of the plan of conversion being set aside. In addition, a successful challenge could result in substantial uncertainty relating to the terms and effectiveness of the plan of conversion, and an extended period of time might be required to reach a final determination. Because Nevada law provides that only eligible members are entitled to receive consideration as part of the conversion, certain of our members will not receive consideration and thus may have a greater incentive to challenge the conversion. All eligible members were given the option to request cash consideration rather than common stock. Some policyholders who elect to receive cash instead of common stock as consideration in the conversion may nevertheless receive a portion of their overall consideration in common stock if there is insufficient cash available for cash payment to policyholders. If this occurs, those policyholders who elected to receive cash instead of common stock may be more likely to challenge the conversion. Based on the number of cash elections received from our members, we believe that each eligible member who elected to receive their consideration in the form of cash will receive some portion of their overall consideration in the form of common stock.

In order to successfully challenge the Nevada Commissioner of Insurance’s approval of the application for conversion, a challenging party would have to sustain the burden of showing that approval was arbitrary, capricious, an abuse of discretion, made in violation of lawful procedures, clearly erroneous in view of the substantial evidence on the whole record, in violation of constitutional or statutory provisions, in excess of the statutory authority of the Nevada Commissioner of Insurance or affected by an error of law. Such an outcome would likely reduce the market price of our common stock, would likely be materially adverse to purchasers of our common stock, and would likely have a material adverse effect on our results of operations and financial condition.

We currently are not aware of any lawsuits or proceedings challenging the initial order issued by the Nevada Commissioner of Insurance approving the application for conversion. However, we cannot assure you that no such lawsuits or proceedings will be commenced.

The market price of our common stock may decline if persons receiving common stock as consideration in the conversion sell their stock in the public market.

Substantially all of the estimated 26,162,292 shares of our common stock to be distributed as consideration to eligible members in the conversion will be freely tradable, and eligible members receiving these shares in the conversion will not be required to pay any cash for them. The sale of substantial amounts of common stock in the public market, or the perception that such sales could occur, could reduce the prevailing market price for our common stock. In particular, some eligible members who elect to receive cash instead of common stock as consideration in the conversion may nevertheless receive common stock if there is insufficient cash available to satisfy the elective cash requirements. Those eligible members who elect to receive cash instead of common stock may be especially likely to sell the shares of common stock they receive in the conversion to realize cash proceeds. This may increase selling pressure on our common stock.

Risks Related to Our Industry

Assessments by guaranty funds and other assessments may reduce our profitability.

Most states have guaranty fund laws under which insurers doing business in the state are required to fund policyholder liabilities of insolvent insurance companies. Generally, assessments are levied by guaranty associations within the state, up to prescribed limits, on all insurers doing business in that state on the basis of the proportionate share of the premiums written by insurers doing business in that state in the lines of business in which the impaired, insolvent or failed insurer is engaged. Maximum contributions required by law in any one state in which we currently offer insurance vary between 1% and 2% of premiums written. We recorded an estimate of $2.0 million and $2.2 million for our expected liability for guaranty fund assessments at September 30, 2006 and December 31, 2005, respectively. As of September 30, 2006, all states in which we operate, other than California, had not levied any assessments; therefore, there are no expected recoveries as of September 30, 2006. A guaranty fund payment on deposit balance of $10.1 million as of September 30, 2006 was recorded as an asset for assessments paid to the California Insurance Guaranty Association that includes policy surcharges still to be collected in the future. The assessments levied on us may increase as we increase our premiums written or if we write business in additional states. In some states, we receive a credit against our premium taxes for guaranty fund assessments. The effect of these assessments or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

Government authorities are continuing to investigate the insurance industry, which may materially adversely affect our financial condition and results of operations.

The attorneys general for multiple states and other insurance regulatory authorities have been investigating a number of issues and practices within the insurance industry relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices and other alleged misconduct, including payments made by insurers to brokers and the practices surrounding the placement of insurance business. These investigations of the insurance industry in general, whether involving our company specifically or not, together with any legal or regulatory proceedings, related settlements and industry reform or other changes arising therefrom, may materially adversely affect our business and future prospects. Any such investigation or threatened investigation may materially adversely affect our financial condition and results of operations.

Proposed legislation could impact our operations.

From time to time, there have been various attempts to regulate insurance at the federal level. Currently, the federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include securities regulation, privacy and taxation. In addition, various forms of direct federal regulation of insurance have been proposed. These proposals include bills pending before Congress that would create a federal insurance regulatory agency, but would allow insurers to choose to be regulated either by such agency or under the applicable existing state regime. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or, if enacted, such laws, could have on our business, financial condition or results of operations.

Risk Related to this Offering

The requirements of being a public company may strain our resources, including personnel, and cause us to incur additional expenses.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’) and the Sarbanes-Oxley Act of 2002 (the ‘‘Sarbanes-Oxley Act’’). These requirements may strain resources, including personnel, and cause us to incur additional expenses. The Exchange Act requires that after the offering we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of these controls, significant resources and management oversight will be required. This may divert management’s attention from other business concerns. Upon consummation of this offering, our costs will increase as a result of having to comply with the Exchange Act, the Sarbanes-Oxley Act and the New York Stock Exchange listing requirements, which may require us, among other things, to enhance our existing internal audit function. Changes associated with fully implementing effective disclosure controls and procedures and internal controls over financial reporting may take longer than we anticipate and may result in potentially significant extra cost. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly those serving on our audit committee.

We will be exposed to risks, including potentially significant expenses and business process changes, relating to evaluations of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act and failure to implement the requirements of Section 404 in a timely manner or the discovery of material weaknesses in our controls could expose us to material expenses.

As a public company, we will be required to comply with Section 404 of the Sarbanes-Oxley Act by no later than December 31, 2007. We are in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to assess, our internal controls over financial reporting. We have hired a consultant to assist us with our Section 404 compliance process. We cannot be certain, however, as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations, nor can we assure you that our compliance with Section 404 will not result in significant additional expenditures. Compliance with Section 404 will require the devotion of substantial time and attention from our management and may require us to secure additional personnel. For example, we anticipate that we will hire additional non-management compliance and reporting staff over the next year in order to ensure we can meet our reporting obligations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity that remain unremediated. As a public company, we will be required to disclose, among other things, control deficiencies that constitute a ‘‘material weakness.’’ A ‘‘material weakness’’ is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the disclosure by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common stock may decline.

There has been no prior market for our common stock, and you may lose all or a part of your investment.

There has not been any public market for our common stock prior to this offering. An active trading market for our common stock may not develop after this offering. If an active trading market develops, it may not continue and trading in and the price of our common stock may fluctuate widely as a result of a number of factors, many of which are beyond our control, including:

•	failure of security analysts to cover our stock;

•	variations in our quarterly operating results;

•	changes in operating and stock performance of similar companies;

•	changes in earnings estimates and market price targets by securities analysts;

•	investor perception of the workers’ compensation insurance industry and of our company;

•	results of operations that vary from those expected by securities and other market analysts and investors;

•	future sales of our securities;

•	sales or the perception of such sales of our stock received by our members as consideration in the conversion;

•	litigation developments;

•	regulatory actions;

•	departures of key personnel; and

•	general market conditions, including market volatility.

A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

The initial public offering price of our common stock will be determined based upon a number of factors and may not be indicative of prices that will prevail following the completion of this offering. In addition, the stock market in recent years has experienced substantial price and trading volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of companies whose shares are publicly traded. As a result, the trading price of shares of our common stock may be below the initial public offering price, you may be unable to sell your shares of common stock at or above the price that you pay to purchase them, and you may lose some or all of your investment.

Insurance laws of Nevada and other applicable states and certain provisions of our charter documents and Nevada corporation law could prevent or delay a change of control of us and could also adversely affect the market price of our common stock.

Under Nevada insurance law and our amended and restated articles of incorporation that will become effective upon completion of the conversion, for a period of five years following the effective date of the plan of conversion or, if earlier, until such date as we no longer directly or indirectly own a majority of the outstanding voting stock of EICN, no person may directly or indirectly acquire or offer to acquire in any manner beneficial ownership of 5% or more of any class of our voting securities without the prior approval by the Nevada Commissioner of Insurance of an application for acquisition under Section 693A.500 of the Nevada Revised Statutes. Under Nevada insurance law, the Nevada Commissioner of Insurance may not approve an application for such acquisition unless the Commissioner finds that (1) the acquisition will not frustrate the plan of conversion as approved by our members and the Commissioner, (2) the board of directors of EICN has approved the acquisition or extraordinary circumstances not contemplated in the plan of conversion have arisen which would warrant approval of the acquisition, and (3) the acquisition is consistent with the purpose of relevant Nevada insurance statutes to permit conversions on terms and conditions that are fair and equitable to the members eligible to receive consideration. Accordingly, as a practical matter, any person seeking to acquire us within five years after the effective date of the plan of conversion may only do so with the approval of the board of directors of EICN.

In addition, the insurance laws of Nevada and California generally require that any person seeking to acquire control of a domestic insurance company must obtain the prior approval of the insurance commissioner. Furthermore, insurance laws in many other states contain provisions that require pre-notification to the insurance commissioners of those states of a change in control of a non-domestic insurance company licensed in those states. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change of control, they authorize regulatory action (including a possible revocation of our authority to do business) in the affected state if particular conditions exist, such as undue market concentration. Any future transactions that would constitute a change of control of us may require prior notification in the states that have pre-acquisition notification laws. Because we have an insurance subsidiary domiciled in Nevada and another insurance subsidiary domiciled in California and licensed in numerous other states, any future transaction that would constitute a change in control of us would generally require the party seeking to acquire control to obtain the prior approval of the Nevada Commissioner of Insurance and the California Insurance Commissioner and may require pre-acquisition notification in those states in which we are licensed to conduct business that have adopted pre-acquisition notification provisions. ‘‘Control’’ is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. Obtaining these approvals may result in a material delay of, or deter, any such transaction. Therefore, any person seeking to acquire a controlling interest in us would face regulatory obstacles which may delay, deter or prevent an acquisition that stockholders might consider in their best interests.

Provisions of our amended and restated articles of incorporation and amended and restated by-laws that will become effective on completion of the conversion could discourage, delay or prevent a merger, acquisition or other change in control of us, even if our stockholders might consider such a change in control to be in their best interests. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. In particular, our amended and restated articles of incorporation and amended and restated by-laws will include provisions:

•	dividing our board of directors into three classes;

•	eliminating the ability of our stockholders to call special meetings of stockholders;

•	permitting our board of directors to issue preferred stock in one or more series;

•	imposing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at the stockholder meetings;

•	prohibiting stockholder action by written consent, thereby limiting stockholder action to that taken at a meeting of our stockholders; and

•	providing our board of directors with exclusive authority to adopt or amend our by-laws.

These provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

 FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This prospectus contains forward-looking statements, including statements regarding our expected financial position, business, financing plans, litigation, future premiums, revenues, earnings, pricing, investments, business relationships, expected losses, loss reserves, competition and rate increases. These forward-looking statements reflect our views with respect to future events and financial performance. The words ‘‘believe,’’ ‘‘expect,’’ ‘‘plans,’’ ‘‘intend,’’ ‘‘project,’’ ‘‘estimate,’’ ‘‘may,’’ ‘‘should,’’ ‘‘will,’’ ‘‘continue,’’ ‘‘potential,’’ ‘‘forecast’’ and ‘‘anticipate’’ and similar expressions identify forward-looking statements. Although we believe that these expectations reflected in such forward-looking statements are reasonable, we can give no assurance that the expectations will prove to be correct. Actual results may differ from those expected due to risks and uncertainties, including those discussed in ‘‘Risk Factors’’ and the following:

•	accuracy in projecting loss reserves;

•	development of claims and the effect on loss reserves;

•	rate regulation;

•	the adequacy and accuracy of our pricing methodologies;

•	our dependence on a concentrated geographic area and on the workers’ compensation industry;

•	effects of acts of war, terrorism or natural or man-made catastrophes;

•	non-receipt of expected payments, including reinsurance receivables;

•	the possible unavailability of reinsurance on satisfactory terms;

•	the impact of competition and pricing environments;

•	the effect of the performance of the financial markets on investment income and fair values of investments;

•	changes in asset valuations;

•	the possible failure of our information technology or communications systems;

•	changes in legislation and regulations;

•	adverse state and federal judicial decisions;

•	litigation and government proceedings;

•	the possible loss of the services of any of our executive officers or other key personnel;

•	cyclical changes in the insurance industry;

•	investigations into issues and practices in the insurance industry;

•	changes in interest rates; and

•	changes in demand for our products.

The foregoing factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus.

These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical or anticipated results, depending on a number of factors. These risks and uncertainties include, but are not limited to, those listed in this prospectus under the heading ‘‘Risk Factors.’’ All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by these cautionary statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Before making an investment decision, you should carefully consider all of the factors identified in this prospectus that could cause actual results to differ.

THE CONVERSION

The following section provides a summary of the conversion and the terms of our plan of conversion. The description of the conversion in the following sections is only a summary and is qualified in its entirety by reference to the complete terms of the plan of conversion, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Plan of Conversion

Adoption and Approval of the Plan of Conversion

Our board of directors unanimously approved and adopted the plan of conversion on August 17, 2006, and unanimously approved an amended and restated plan of conversion on October 3, 2006. The principal feature of the plan of conversion is the conversion of EIG from a mutual insurance holding company to a stock corporation. In this prospectus, we refer to the conversion, which will occur pursuant to the provisions of Nevada law, as the ‘‘conversion.’’

Because EIG is currently a mutual insurance holding company organized under the laws of the State of Nevada, the conversion is governed by Nevada law. As a mutual insurance holding company, EIG currently does not have stockholders. Instead it has members, generally comprised of all policyholders of our Nevada insurance subsidiary, EICN.

Pursuant to Nevada law and the plan of reorganization that EICN adopted and amended in 2004, and the by-laws of EIG, to reorganize into a mutual insurance holding company structure, the plan of conversion, including the amendments to EIG’s articles of incorporation contemplated thereby, must be approved by both the affirmative vote of a majority of EIG’s members, as of a record date fixed by EIG’s board of directors in accordance with EIG’s by-laws, and by the affirmative vote of not less than two-thirds of the eligible members voting in person or by proxy at the meeting of EIG’s members called to vote on the plan of conversion.

Under Nevada law, only eligible members of EIG are entitled to receive consideration if the conversion is completed. Nevada law defines an eligible member as a person or persons who, on the adoption date, was the owner of one or more in force insurance policies with EICN, as reflected in our records. Nevada law defines adoption date as the date our board of directors adopts a resolution proposing a plan of conversion and an amendment to our articles of incorporation. The consideration to be distributed to the eligible members in the plan of conversion and in accordance with Nevada law must be not less than the surplus of EICN as reported in the statutory financial statements most recently filed by EICN with the Nevada Division of Insurance prior to completion of the conversion, and may be in the form of cash, stock or other valuable consideration approved by the Nevada Commissioner of Insurance.

Nevada law also requires that the application for conversion be approved by the Nevada Commissioner of Insurance, by issuance of both an initial order, following a public hearing, and a final order approving the application for conversion. Under the terms of the plan of conversion, EIG’s conversion will not become effective until we have obtained these approvals and the Nevada Commissioner of Insurance has issued a new certificate of authority to EICN. The articles of incorporation and by-laws of EIG will be amended and restated effective upon completion of the conversion in the form filed as exhibits to the registration statement of which this prospectus forms a part.

On August 22, 2006, we filed an application for conversion with the Nevada Commissioner of Insurance. The Nevada Commissioner of Insurance held a public hearing on the plan of conversion on October 26, 2006 and issued an initial order approving the application for conversion on November 29, 2006, based upon, among other things, a determination that the plan of conversion is fair and equitable to our eligible members.

At a special meeting of our members on January 13, 2007, the plan of conversion, including the amended and restated articles of incorporation of EIG, was approved by the required votes of our members. On January 13, 2007, the Nevada Commissioner of Insurance issued a final order approving the application for conversion.

Any final approval order issued by the Nevada Commissioner of Insurance is subject to review in accordance with the procedures provided for under Nevada law. See ‘‘Risk—Factors—Risks Related to

The Conversion—A challenge to the Nevada Commissioner of Insurance’s approval of the application for conversion could result in uncertainty regarding the terms of our conversion and reduce the market price of our common stock.’’

Effects of the Conversion

This offering is being made in connection with the completion of the conversion of EIG to a stock corporation, and each of the effectiveness of the conversion and the completion of this offering are conditioned upon the occurrence of the other.

Upon completion of our conversion, EIG will become a Nevada stock corporation and will change its name to ‘‘Employers Holdings, Inc.,’’ and all of the membership interests of our members will be extinguished. Members who are eligible under Nevada law to receive consideration in exchange for the extinguishment of their membership interests in the conversion will receive shares of our common stock, cash or a combination of both.

When the conversion and this offering are complete, EIG will be a public company and will continue to indirectly own 100% of the common stock of EICN and our other operating subsidiaries.

The following charts reflect our organizational structure before and after the completion of the conversion and this offering:

Structure Before Conversion and Completion of this Offering

Structure After Conversion and Completion of this Offering

(1)	Employers Holdings, Inc. is the name that EIG Mutual Holding Company will adopt upon consummation of its conversion from a mutual insurance holding company to a stock corporation.

(2)	Employers Group, Inc. is the name that Employers Insurance Group, Inc. will adopt upon consummation of the conversion of its parent company.

Effective Date of the Conversion

The effective date of the conversion will be the date on which this offering is completed. Effectiveness of our conversion is subject to the completion of this offering and to the satisfaction of a number of conditions described below. If our conversion does not become effective for any reason, EIG will remain a mutual insurance holding company, the offering described in this prospectus will not be consummated and no consideration will be provided to our eligible members.

Conditions to Effectiveness of the Conversion

The conversion cannot be completed unless a number of conditions are satisfied, including:

•	The Nevada Commissioner of Insurance must issue both an initial order, following a public hearing, and a final order approving our application for conversion; we have received both of these orders from the Nevada Commissioner of Insurance;

•	The plan of conversion, including the amendments to our articles of incorporation contemplated thereby, must be approved by our members, both by the affirmative vote of a majority of our members as of November 20, 2006, the record date fixed by our board of directors in accordance with our by-laws, and by the affirmative vote of not less than two-thirds of the eligible members voting in person or by proxy at the meeting of our members called to vote on the plan of conversion; we obtained these approvals at the special meeting of our members held on January 13, 2007;

•	All authorizations, consents, orders or approvals of, or declarations or filings with, and the expiration of all waiting periods imposed by, any court or governmental or regulatory authority or agency, if any, legally required for the consummation of the conversion shall have occurred or been obtained or made;

•	We must receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP or other nationally recognized tax counsel to the company, which counsel will be entitled to rely upon representation letters in form and substance reasonably satisfactory to such counsel substantially to the effect described below under ‘‘—Material U.S. Federal Income Tax Considerations of the Conversion’’;

•	We must receive a favorable ‘‘no-action’’ letter or other exemptive relief from the SEC to the effect that the common stock may be distributed to eligible members under the plan of conversion without registration under the Securities Act of 1933, as amended, or the Securities Act, in reliance on the exemption provided under Section 3(a)(10) of that Act, and as to certain other federal securities law matters; we have obtained such a letter, but it does not constitute the legal conclusion of the SEC with respect to the matters covered by it, but only the SEC Staff’s position as stated in the letter that it will not recommend enforcement action against us based on the facts described in our request for no-action relief;

•	The registration statement of which this prospectus forms a part must have been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of such registration statement may have been issued by the SEC, and no proceedings for that purpose may have been initiated or threatened by the SEC;

•	The shares of our common stock to be issued to eligible members under the plan of conversion and to the public in this offering must have been approved for listing on the New York Stock Exchange or the NASDAQ Stock Market as of the effective date of the conversion subject to official notice of issuance; our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by the plan of conversion may be in effect;

•	In accordance with applicable Nevada law, the total consideration to be provided to the eligible members pursuant to the plan of conversion must be equal to or greater than the surplus of EICN, as reported on line 35 of the ‘‘Liabilities, Surplus and Other Funds’’ page (or the comparable line item, if different, of the form currently in use at the relevant time) of the annual or quarterly statutory statement (as the case may be) containing financial statements prepared under Statutory Accounting Principles prescribed by the State of Nevada most recently filed by EICN with the Nevada Division of Insurance prior to the effective date of the conversion;

•	We must receive an opinion of Morgan Stanley & Co. Incorporated, or another nationally-recognized financial advisor, dated as of the effective date of the conversion, to the effect that: (a) the consideration to be provided to eligible members pursuant to the plan of conversion is fair, from a financial point of view, to the eligible members, as a group, and (b) the total consideration to be provided to the eligible members pursuant to the plan of conversion is equal to or greater than the surplus of EICN, as reported on line 35 of the ‘‘Liabilities, Surplus and

Other Funds’’ page (or the comparable line item, if different, of the form currently in use at the relevant time) of the annual or quarterly statutory statement (as the case may be) containing financial statements prepared under Statutory Accounting Principles prescribed by the State of Nevada most recently filed by EICN with the Nevada Division of Insurance prior to the effective date of the conversion;

•	We must receive an opinion of Robert F. Conger, a Fellow of the Casualty Actuarial Society, Member of the American Academy of Actuaries, and a Consultant with the Tillinghast business of Towers, Perrin, Forster & Crosby, Inc., dated as of the effective date of the conversion, to the effect that: (a) all methodologies and formulas used to allocate consideration among eligible members are reasonable and (b) the allocation of consideration resulting from such methodologies and formulas is fair and equitable to eligible members, from an actuarial perspective; and

•	We must have taken such action as is necessary so that as of the effective date of the conversion the composition of the board of directors of EIG and the audit, compensation and nominating and governance committees thereof, satisfies the independence requirements specified in the plan of conversion.

In addition, the plan of conversion requires that (1) the gross proceeds of this offering must be not less than $125 million, and (2) we raise proceeds in this offering in an amount, net of all underwriting commissions, without taking into account any proceeds received pursuant to the exercise of the underwriters’ over-allotment option, at least equal to the total amount required to pay the mandatory cash consideration to eligible members described under ‘‘—Amount and Form of Consideration—Mandatory Cash Consideration’’ and to pay the fees and expenses we incur in the conversion and this offering. The Nevada Commissioner of Insurance shall issue an amended certificate of authority to EICN when we file a certificate with the Nevada Commissioner of Insurance stating that all conditions set forth in the plan of conversion have been satisfied. The conversion will be effective upon the issuance of the amended certificate of authority.

Final Order of the Nevada Commissioner of Insurance

The final order of the Nevada Commissioner of Insurance included the following requirements, among others:

•	The mandatory cash requirements must include reimbursement of all funds expended, either directly or indirectly, by EICN related to the conversion and this offering;

•	The employment contracts for certain executive officers in effect on October 26, 2006, may not be amended or revised, nor may any action be taken or any agreement be entered into to amend or revise such contracts, until after the earlier of the effective date or the date on which the plan of conversion is abandoned, except with respect to provisions regarding a pro rata bonus upon termination of employment, conformity to certain statutory requirements and certain non-material revisions to compensation;

•	We may not enter into any underwriting agreement for this offering until we have been notified that the Nevada Commissioner of Insurance has received a written opinion from her financial advisor that we and the underwriters for this offering have complied in all material respects with the requirements of the plan of conversion regarding the conduct of this offering;

•	We must notify the Nevada Commissioner of Insurance of any information contained in certain documents related to the conversion that we determine constitute a material misstatement or omission;

•	We must notify the Nevada Commissioner of Insurance if we receive any written notice of any legal or administrative proceeding challenging or in any way relating to or affecting the conversion; and

•	We may not announce, initiate, privately negotiate, or otherwise commence or engage in any open market repurchases of shares of common stock until at least five business days after we or the transfer agent mails a notice of share ownership to each eligible member entitled to receive shares of common stock as consideration pursuant to the plan of conversion. Upon receipt of such notice, eligible members who hold their shares of common stock in book entry form must have the ability to sell or transfer their shares through procedures established by the transfer agent and described in such notice.

Payment of Consideration to Eligible Members

Pursuant to the Nevada conversion statute, a mutual insurance holding company must distribute consideration, in the form of cash, stock or other consideration as may be approved by the Commissioner, to the eligible members of the converting mutual insurance holding company. Under the terms of the plan of conversion and in accordance with the Nevada conversion statute, the total amount of consideration must be equal to or greater than the surplus of EICN as reported in the statutory financial statements most recently filed by EICN with the Nevada Division of Insurance prior to completion of the conversion. Eligible member is defined under the Nevada conversion statute to mean those persons who were members of the converting mutual insurance holding company on the date its board of directors adopted a resolution proposing a plan of conversion and an amendment to its articles of incorporation.

Eligible Members

Under applicable Nevada law, those persons who were owners of one or more policies issued by EICN that were in force as of August 17, 2006, the date the plan of conversion was initially proposed, approved and adopted by our board of directors, and who therefore had a membership interest in EIG as of such date, are eligible members entitled to receive consideration in the conversion. Persons who become members after the adoption date are not eligible under Nevada law to receive consideration in the conversion although their membership interests will be extinguished if the conversion is completed. In addition, persons who are policyholders of our California domiciled insurance subsidiary, ECIC, do not have a membership interest in EIG and therefore are not entitled to receive consideration in the conversion.

Whether or not a policy is in force is determined based on our company records. In general, a policy is in force on a given day if it has been issued and is in effect and has not expired or been cancelled or otherwise terminated as of that day. A policy that is in force will remain in force as long as it has not expired, been cancelled or otherwise terminated. If a policy has lapsed or been cancelled for nonpayment of premiums, it will generally be deemed to remain in force during any applicable grace period in accordance with EICN’s ordinary past practice, subject to limitations set forth in the plan of conversion.

Allocation of Aggregate Consideration

The aggregate consideration to be received by eligible members will be allocated among them in accordance with the allocation provisions set forth in the plan of conversion, which provide for both a fixed allocation component, intended to compensate all eligible members equally for the extinguishment of their membership interests, and a variable allocation component, based upon both the total number of days during which an eligible member has been a policyholder of EICN during the period from January 1, 2000 through August 17, 2006 and the total amount of premium paid by an eligible member to EICN in respect of coverage during the period from January 1, 2001 through August 17, 2006. The formulae in the plan of conversion allocate the aggregate consideration among the eligible members through the allocation of 50,000,000 notional ‘‘allocable shares.’’ These allocable shares are then used to determine the actual form and amount of consideration that eligible members will receive, as described below.

Amount and Form of Consideration

The consideration to be received by eligible members will be in the form of shares of our common stock, cash or a combination of both.

Mandatory Cash Consideration.    Under the terms of the plan of conversion, eligible members must receive cash consideration in exchange for the extinguishment of their membership interests in the following limited circumstances:

•	the eligible member’s address for mailing purposes as shown on our records is an address at which mail is undeliverable or is deemed to be undeliverable in accordance with guidelines approved by the Nevada Commissioner of Insurance; or

•	the eligible member’s address for mailing purposes as shown on our records is located outside the United States of America.

An eligible member also will be required to receive cash consideration in the conversion if we determine in good faith to the satisfaction of the Nevada Commissioner of Insurance that it is not reasonably feasible or appropriate to provide such eligible member with common stock in exchange for the extinguishment of its membership interest. This provision will apply, for example, to any governmental agency or authority or school district that provides evidence reasonably satisfactory to us of a legal restriction or limitation on its ability to own or hold shares of our common stock.

Common Stock.    In all other cases, subject only to the circumstances described in the following two sections, eligible members will receive shares of our common stock in exchange for the extinguishment of their membership interests in the conversion.

Cash Consideration to Non-Electing Members.    In circumstances where the net proceeds from this offering and from the exercise of the underwriters’ over-allotment option exceed the amount of funds necessary to pay the mandatory cash requirements and the elective cash requirements, we have the option to pay in cash a portion of the consideration to be paid to all eligible members not electing cash provided that (1) we distribute such cash pro rata in proportion to the number of shares allocated to them pursuant to the allocation provisions of the plan of conversion (with adjustments to prevent the issuance of any fractional shares), (2) the aggregate amount of cash that we so distribute does not exceed the limit on such amount described in ‘‘Use of Proceeds’’ and (3) the consideration we distribute to such eligible members includes an adjustment in respect of any required top up amount. Based on our final tabulation of the cash elections we received from eligible members, we will not have the option to elect to distribute cash consideration to eligible members who have not elected cash.

Cash Elections.    All eligible members who are entitled to receive shares of our common stock in the conversion will be permitted, prior to the vote of the members entitled to vote on the plan of conversion, to express a preference to receive cash, rather than common stock, as consideration for the extinguishment of their membership interests. However, as described below, if sufficient net proceeds from this offering (including from the exercise of the underwriters’ over-allotment option) are not available to satisfy all cash elections in full, the remaining cash available after payment of all mandatory cash requirements as described above will be allocated among eligible members electing cash pro rata in proportion to the number of shares allocated to them pursuant to the allocation provisions of the plan of conversion (with adjustments to prevent the creation of any odd-lots or the issuance of any fractional shares).

Calculation and Distribution of Consideration

•	Cash. The amount of cash to be received by an eligible member receiving only cash will be equal to the number of shares that have been allocated to such eligible member under the allocation provisions of the plan of conversion, multiplied by the price per share at which the common stock is sold in this offering (net of any applicable withholding tax).

•	Common Stock. The number of shares of common stock to be received by an eligible member receiving only common stock will be equal to the number of shares allocated to such member under the allocation provisions of the plan of conversion.

•	Distribution of Common Stock to Eligible Members Electing Cash. If we pay some consideration in the form of stock to eligible members who have elected to receive cash, under the circumstances described below under ‘‘—Limits on Available Cash’’, cash available to satisfy cash elections will be allocated and distributed among such eligible members pro rata in proportion to the total number of shares allocated to them pursuant to the plan of conversion, and each such eligible member also will receive a number of shares of common stock equal to (1) the total number of shares allocated to such eligible member under the allocation provisions of the plan of conversion minus (2) the quotient obtained by dividing the total amount of cash allocated and distributed to such eligible member by the price per share at which the common stock is sold in this offering (with adjustments to prevent the creation of any odd-lots or the issuance of any fractional shares). Based on the number of cash elections received from our members, we believe that each eligible member who elected to receive their consideration in the form of cash will receive some portion of their overall consideration in the form of common stock.

Limits on Available Cash

In the event that the net proceeds from this offering and the exercise of the underwriters’ over-allotment option (after payment of all mandatory cash requirements) are not sufficient to fund the distribution of cash consideration to all eligible members electing to receive cash instead of common stock, the remaining proceeds will be allocated pro rata among all eligible members electing to receive cash, in proportion to the number of shares allocated to such eligible members pursuant to the allocation provisions of the plan of conversion (with adjustments to prevent the creation of any odd-lots or the issuance of any fractional shares).

The maximum number of allocated shares for which cash will be available will depend on a number of factors, including the amount of net proceeds from this offering and the percentage of eligible members who have elected to receive cash.

Actuarial Opinion

We have retained the Tillinghast business of Towers, Perrin, Forster & Crosby, Inc. as our actuarial advisor to advise us in connection with allocating the aggregate consideration to be received by eligible members in the conversion. On October 26, 2006, Robert F. Conger, a Fellow of the Casualty Actuarial Society, Member of the American Academy of Actuaries, and a Consultant with the Tillinghast business of Towers, Perrin, Forster & Crosby, Inc. delivered an actuarial opinion that (i) all methodologies and formulas used to allocate consideration among eligible members are reasonable and (ii) the proposed allocation of consideration produced by such methodologies and formulas is fair and equitable to eligible members, from an actuarial perspective. A copy of the opinion is attached as Annex A to this prospectus.

Closed Block

As required by Nevada law, we will establish a closed block at the effective time of the conversion for the preservation of the reasonable dividend expectations of eligible members and other policyholders holding policies entitling the holder to distributions from the surplus of EICN in accordance with the terms of a dividend plan or program with respect to such policy. The closed block will be created for the benefit of (1) all policies issued by EICN that are in force as of the effective time and that are participating pursuant to a dividend plan or program of EICN and (2) all policies that are no longer in force as of the effective date but that were participating pursuant to a dividend plan or program of EICN, that have an inception date that is not earlier than 24 months prior to and not later than the effective date and for which a participating policy dividend has not been calculated, declared and paid by EICN as of the effective date. The closed block assets will consist solely of cash and U.S. treasury securities and will be segregated in a separate surplus account in an amount that is reasonably expected to cover all dividend payments on the closed block policies, assuming that (a) they earn a dividend, (b) no further losses are incurred or paid with respect to any such policies and (c) dividends are declared on the participating policies by EICN’s board of directors. The assets allocated to the closed block are not expected to exceed $3.4 million. The assets allocated to the closed block are assets of EICN and are subject to the same liabilities (in the same priority) as all assets of EICN. The closed block will terminate, and the remaining assets will revert to the benefit of EICN, from and after the calculation, declaration and payment by EICN of all dividends, if any, with respect to all closed block policies following the effective time, which we expect will be approximately 24 months following the effective time.

Compensation of Directors, Officers and Employees

Except as otherwise specifically provided in the plan of conversion, no director, officer, employee or agent of EIG, or any other person, will receive any fee, commission or other valuable consideration, other than his or her usual regular salary or other compensation, including incentive compensation in the ordinary course of business, for aiding, promoting or assisting in connection with the transactions contemplated by the plan of conversion.

In recognition of becoming a public company, on the date of the closing of the initial public offering, we intend to make a ‘‘founders’ grant’’ in the form of a nonqualified stock option to purchase 300 shares of our common stock to each full-time employee, other than senior officers, at the initial public offering stock price. Part-time employees will receive a grant to purchase 150 of our shares. We believe the ‘‘founders’ grants’’ will immediately align employee interests with those of members receiving stock in the conversion and other public stockholders and reinforce the cultural change from a mutual to a public stock company. The ‘‘founders’ grants’’ will vest pro rata on each of the first three anniversaries of the initial public offering date, subject to the continued employment of the employee, and have a maximum term of seven years.

Our directors, officers and employees will not receive any other stock or cash compensation at the time of completion of the conversion, except that some of our directors may receive cash and/or stock consideration indirectly through an affiliation with an eligible member that receives consideration in the conversion. See ‘‘Certain Relationships and Related Transactions.’’ EIG’s equity and incentive plan will become effective upon completion of the conversion, and following the conversion stock options and other stock-based awards will be part of the overall compensation package for our directors and officers, provided that we may not award any stock options, restricted stock or other stock-based awards to any of our senior officers or directors until six months after the effective date of the conversion. See ‘‘Compensation Discussion and Analysis.’’

Except as stated above, nothing in the plan of conversion will prohibit us from adopting or establishing, or issuing common stock in connection with:

•	EIG’s equity and incentive plan, or any other stock option plan, stock incentive plan or other compensation or incentive plan for our directors, officers, employees and/or agents;

•	any employee stock purchase plan or employee stock ownership plan; or

•	any savings or other benefit plan established for the benefit of our employees, or any matching contribution made pursuant to the terms of any such plan, or crediting the account of any participant under any such plan by reference to the value of the common stock, provided, that (1) during the first 24 months following the effective date, the maximum number of shares of common stock that may be issued or made subject to awards issued under any and all such plans is three percent of the aggregate number of shares of common stock outstanding immediately following completion of the conversion and this offering (including any shares issuable upon exercise of the underwriters’ over-allotment option) (which three percent we refer to as the share pool), unless within such 24-month period, EIG’s stockholders approve the plan or plans or amendments thereto that result in an increase in the share pool, (2) for six months after the effective date, no awards or grants of any stock options, restricted stock or other stock-based awards may be made to any senior officer of EIG or any direct or indirect subsidiary thereof, (3) during the first 24 months following the effective date, the total value of the stock options, restricted stock or other stock-based awards granted under EIG’s equity and incentive plan to individuals holding the positions of Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, General Counsel, Chief Administrative Officer or Executive Vice President of Corporate and Public Affairs (or any functional equivalent title(s) adopted in place of such titles after the adoption date) of EIG or EICN may not exceed in the aggregate 40% of the total value of the share pool, and (4) during the first 24 months following the effective date, no more than 33 1/3% of the share pool may be awarded in the aggregate in the form of awards other than options and stock appreciation rights (or similar instruments), unless, within such 24-month period, EIG’s stockholders approve an amendment to the equity and incentive plan that changes such limitation.

Acquisitions of Common Stock by Directors and Executive Officers

For a period of six months following completion of the conversion and this offering, no acquisitions of any shares of common stock or options or rights to acquire any shares of our common stock, including under any benefit plan or arrangement, may be made by (1) any of our directors or senior officers, (2) any spouse, parent, spouse of a parent, child or spouse of a child of, or other family member living in the same household with, any of our directors or senior officers, or (3) any entity that is controlled by any director, senior officer or other such related person.

Limitations on Acquisitions of Common Stock

Under Nevada insurance law and our amended and restated articles of incorporation that will become effective on completion of the conversion, for a period of five years following the effective date of the plan of conversion or, if earlier, until such date as EIG no longer directly or indirectly owns a majority of the outstanding voting stock of EICN, no person may directly or indirectly acquire or offer to acquire in any manner beneficial ownership of five percent or more of any class of voting securities of EIG without the prior approval by the Nevada Commissioner of Insurance of an application for acquisition under Section 693A.500 of the Nevada Revised Statutes. Under Nevada insurance law, the Nevada Commissioner of Insurance may not approve an application for such acquisition unless the Commissioner finds that (1) the acquisition will not frustrate the plan of conversion as approved by our members and the Commissioner, (2) the board of directors of EICN has approved the acquisition or extraordinary circumstances not contemplated in the plan of conversion have arisen which would warrant approval of the acquisition, and (3) the acquisition is consistent with the purpose of relevant Nevada insurance statutes to permit conversions on terms and conditions that are fair and equitable to the members eligible to receive consideration. Accordingly, as a practical matter, any person seeking to acquire us within five years after the effective date of the plan of conversion may only do so with the approval of the board of directors of EICN.

Amendments to the Plan of Conversion

The board of directors of EIG may amend our plan of conversion, prior to the approval of the plan of conversion by the members eligible to vote, by the affirmative vote of not less than two-thirds of the board and with the prior approval of the Nevada Commissioner of Insurance. The board of directors of EIG may amend our plan of conversion, after approval of the plan of conversion by the members eligible to vote, by an affirmative vote of not less than two-thirds of the board and with the prior approval of the Nevada Commissioner of Insurance, but only if the amendment is required by the Nevada Commissioner of Insurance in order for the Nevada Commissioner of Insurance to approve the plan of conversion as being fair and equitable to eligible members or in order to conform the plan of conversion to the requirements of applicable law.

The board of directors of EIG may abandon our plan of conversion at any time before the effective date by a vote of not less than two-thirds of the members of our board of directors and with the approval of the Nevada Commissioner of Insurance. The conversion must be completed within 180 days after the date of the final order issued by the Nevada Commissioner of Insurance or such later date as may be approved by the Nevada Commissioner of Insurance.

Judicial Review of Commissioner’s Final Order

Nevada law requires that the plan of conversion be approved by the Nevada Commissioner of Insurance through the issuance of both an initial order, following a public hearing, and a final order approving the application for conversion.

On August 22, 2006, we filed an application for conversion with the Nevada Commissioner of Insurance. The Nevada Commissioner of Insurance held a public hearing on the application for conversion on October 26, 2006 and issued an initial order approving the application for conversion on November 29, 2006, based upon, among other things, a determination that the plan of conversion is fair and equitable to our eligible members.

At a special meeting of our members on January 13, 2007, the plan of conversion, including the amended and restated articles of incorporation of EIG, was approved by the required votes of our members. On January 13, 2007, the Nevada Commissioner of Insurance issued a final order approving our application for conversion. Neither the initial order, nor the final order, of the Nevada Commissioner of Insurance approving the application for conversion addressed the fairness of the plan of conversion to purchasers of common stock in this offering.

Nevada law provides that any party aggrieved by a final order of the Nevada Commissioner of Insurance approving the plan of conversion may petition for judicial review in a state district court. Under Nevada Revised Statutes 233B.035, for the purposes of this section ‘‘party’’ means ‘‘each person or agency named or admitted as a party, or properly seeking and entitled as of right to be admitted as a party, in any contested case.’’ Under Nevada law, judicial review of a decision of the Nevada Commissioner of Insurance must be sought by initiating an action under the Nevada Administrative Procedure Act in the appropriate district court within thirty days of receipt of the final order. A successful challenge could result in injunctive relief, a modification of the plan of conversion or the Nevada Commissioner of Insurance’s approval of the application for conversion being set aside. In addition, a successful challenge could result in substantial uncertainty relating to the terms and effectiveness of the plan of conversion, and an extended period of time might be required to reach a final determination. In order to successfully challenge the Nevada Commissioner of Insurance’s approval of the application for conversion, a challenging party would have to sustain the burden of showing that approval was arbitrary, capricious, an abuse of discretion, made in violation of lawful procedures, clearly erroneous in view of the substantial evidence on the whole record, in violation of constitutional or statutory provisions, in excess of the statutory authority of the Nevada Commissioner of Insurance or affected by an error of law. Such an outcome would likely reduce the market price of our common stock, would likely be materially adverse to purchasers of our common stock, and would likely have a material adverse effect on our results of operations and financial condition.

We currently are not aware of any lawsuits or proceedings challenging the Nevada Commissioner of Insurance’s initial or final orders approving the application for conversion. However, we cannot assure you that no such lawsuits or proceedings will be commenced.

Material U.S. Federal Income Tax Considerations of the Conversion

It is a condition to the effectiveness of the conversion that we receive, as of the effective date, an opinion of Skadden, Arps, Slate, Meagher & Flom LLP or other nationally recognized tax counsel to the company, which counsel will be entitled to rely upon representation letters in form and substance reasonably satisfactory to such counsel, substantially to the effect that:

•	eligible members receiving solely common stock in exchange for their membership interests pursuant to the conversion will not recognize gain or loss for U.S. federal income tax purposes as a result of such deemed exchange, and

•	the converted company will not recognize gain or loss for U.S. federal income tax purposes upon the issuance of common stock in exchange for membership interests pursuant to the conversion.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of common stock in the offering, at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, will be approximately $374.2 million, or $430.3 million if the underwriters exercise their over-allotment option in full, after deducting the estimated underwriting discounts and commissions payable by us, and we estimate that the proceeds available to eligible members as cash consideration in the conversion, which equals those net procceds less estimated conversion and offering expenses, will be $357.6 million, or $413.7 million if the underwriters exercise their over-allotment option in full. Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us of this offering by $24.9 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us.

The plan of conversion requires us to use all or a portion of the net proceeds (after deducting underwriting discounts and commissions) (1) first, to pay all fees and expenses incurred by us in connection with the conversion and this offering and all cash consideration payable to all eligible members of EIG who are not eligible to receive our common stock in the conversion (which we refer to in this prospectus collectively as the ‘‘mandatory cash requirements’’), and (2) next, to pay the cash consideration payable to eligible members of EIG who elect to receive cash instead of our common stock (which we refer to in this prospectus as the ‘‘elective cash requirements’’). Based on the number of cash elections received from our members, and assuming that the underwriters do not exercise their over-allotment option, no net proceeds will remain after all of the foregoing amounts have been paid in full. The net proceeds of any exercise of the underwriters’ over-allotment option will be used first to fund any portion of the elective cash requirements that are not funded in full by the net proceeds of the offering before such exercise, and EIG may retain and use any remaining amounts from such exercise for working capital, payment of future dividends on the common stock, repurchases of shares of common stock and other general corporate purposes.

We will use the net proceeds from the offering as follows:

•	$10.5 million is estimated to be required for the cost of the non-recurring fees and expenses directly related to the conversion;

•	$6.1 million is estimated to be required for the cost of the non-recurring fees and expenses directly related to this offering;

•	$10.3 million is estimated to be necessary to provide consideration to members eligible solely for cash; and

•	$347.3 million is estimated to be used to make elective cash payments to those eligible members that elect to receive this form of consideration in the conversion.

In the event that the net proceeds from this offering and the exercise of the underwriters’ over-allotment option (after payment of all mandatory cash requirements) are not sufficient to fund the distribution of cash consideration to all eligible members electing to receive cash instead of common stock, the remaining proceeds will be allocated pro rata among all eligible members electing to receive cash, in proportion to the number of shares allocated to such eligible members pursuant to the allocation provisions of the plan of conversion (with adjustments to prevent the creation of any odd-lots or the issuance of any fractional shares).

The maximum number of allocated shares for which cash will be available will depend on a number of factors, including the amount of net proceeds from this offering and the percentage of eligible members who have elected to receive cash.

In addition to the shares of our common stock distributed in this offering, for which we will receive cash proceeds, many eligible members entitled to receive consideration in the conversion will receive shares of our common stock distributed in connection with the conversion as consideration for extinguishment of their membership interests in us. We will not receive any proceeds from the issuance of our common stock to eligible members entitled to receive consideration in the conversion for the extinguishment of their membership interests in us.

 CAPITALIZATION

The following table provides, as of September 30, 2006, (1) our actual consolidated capitalization and (2) our pro forma capitalization after giving effect to:

•	the conversion and the issuance of an estimated 26,162,292 shares of our common stock to members entitled to receive stock compensation in the conversion;

•	the receipt by us of the net proceeds from the sale of 26,750,000 shares of common stock at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us; and

•	the application of the net proceeds from this offering as described under ‘‘Use of Proceeds,’’

in each case as if the conversion and this offering had occurred as of September 30, 2006.

We based the pro forma information on the assumptions we have made about the number of shares of common stock and the amount of cash that will be distributed to members entitled to receive compensation in the conversion. We describe these assumptions in ‘‘Pro Forma Consolidated Financial Data.’’ You should read this table in conjunction with the pro forma consolidated financial information appearing in this prospectus.

The table below assumes that the underwriters’ option to purchase additional shares of common stock in the offering is not exercised:

	As of September 30, 2006
	Actual	Pro Forma
	(in thousands)
Equity:
Common stock, $0.01 par value; no shares authorized, issued or outstanding, actual; 150,000,000 shares authorized and 52,912,292 shares issued and outstanding, pro forma	$—	$530
Preferred stock, $0.01 par value; no shares authorized, issued or outstanding, actual; 25,000,000 shares authorized and none issued, pro forma	—	—
Additional paid-in capital	—	213,490
Retained earnings	219,520	—
Accumulated other comprehensive income	53,535	53,535
Total equity	273,055	267,555
Total capitalization	$273,055	$267,555

 DIVIDEND POLICY

Our board of directors has authorized the payment of a dividend of $0.06 per share of common stock per quarter to our stockholders of record beginning in the second quarter of 2007. Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon:

•	the surplus and earnings of our subsidiaries and their ability to pay dividends and/or other statutorily permissible payments to us (in particular, the ability of our Nevada domiciled insurance company, EICN, to pay dividends to its immediate holding company and, in turn, the ability of that holding company to pay dividends to us);

•	our results of operations and cash flows;

•	our financial position and capital requirements;

•	general business conditions;

•	any legal, tax, regulatory and contractual restrictions on the payment of dividends; and

•	any other factors our board of directors deems relevant.

There can be no assurance that we will declare and pay any dividends.

We are a holding company and, therefore, our ability to pay dividends, service our debt and meet our other obligations depends primarily on the ability of our subsidiaries, especially EICN, to pay dividends and make other statutorily permissible payments to us. Our insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. See ‘‘Risk Factors—Risks related to our Business—We are a holding company with no direct operations, we depend on the ability of our subsidiaries to transfer funds to us to meet our obligations, and our insurance subsidiaries’ ability to pay dividends to us is restricted by law.’’ Nevada law limits the payment of cash dividends by EICN to its immediate holding company and, in turn, to us by providing that dividends cannot be made except from available and accumulated surplus money otherwise unrestricted (unassigned) and derived from realized net operating profits and realized and unrealized capital gains. A stock dividend may be paid out of any available surplus. At September 30, 2006, EICN had positive unassigned surplus of $23.4 million and therefore had the capability to pay a dividend of up to such amount to us without prior approval of the Nevada Commissioner of Insurance.

On October 17, 2006, the Nevada Commissioner of Insurance granted EICN permission to pay us an aggregate of up to an additional $55 million in one or more extraordinary dividends subsequent to the successful completion of this offering and before December 31, 2008. The payment of these dividends is conditioned upon the expiration of the underwriters’ over-allotment option period, prior repayment of any expenses of EIG and its subsidiaries arising from the conversion and this offering, the exhaustion of any proceeds retained by EIG from this offering, maintaining the RBC total adjusted capital of EICN above a specified level on the date of declaration and payment of any particular extraordinary dividend after taking into account the effect of such dividend, and maintaining all required filings with the Nevada Division of Insurance. If EIG retains any amount of the net proceeds from this offering (including the net proceeds from the exercise of the underwriters’ over-allotment option), then the entire amount of such retained proceeds must be expended before EICN may pay us any amount of the $55 million extraordinary dividend. We may use these extraordinary dividends from EICN, as well as any ordinary dividends that we may receive over time from EICN, to pay quarterly dividends to our stockholders, to repurchase our stock and/or for general corporate purposes. However, the October 17, 2006 extraordinary dividend approval prohibits us from using any such dividends to increase executive compensation.

At September 30, 2006, assuming the timing conditions described in the preceding paragraph had been satisfied, EICN would have had RBC total adjusted capital in excess of the level permitting it to pay the entire $55 million dividend to us.

Following the completion of this offering, our management intends to recommend to our board of directors that the board authorize a stock repurchase program of up to an aggregate amount of $75 million of our shares of common stock in 2007 and up to an aggregate amount of $50 million of our shares of common stock in 2008. If the plan is authorized, we may make purchases of our common stock under the program up to such amounts from time to time, in the open market or in privately negotiated transactions, at such prices and on such terms as may be determined by our board of directors (or an authorized committee of our board of directors) out of funds legally available therefore and subject to applicable law.

The actual amount of stock repurchased, if any, will be subject to the discretion of our board of directors and will be dependent on various factors, including market conditions, legal, tax, regulatory and contractual restrictions on repurchases (including legal restrictions affecting the amount and timing of repurchase activity), our capital position, the performance of our investment portfolio, our results of operations and cash flows, our financial position and capital requirements, general business conditions, alternative potential investment opportunities available to us and any other factors our board of directors deems relevant. There can be no assurance that we will undertake any repurchases of our common stock pursuant to the program.

In addition, our ability to fund any repurchases of our common stock under the stock repurchase program will depend on the surplus and earnings of our subsidiaries and their ability to pay dividends or to advance or repay funds, and, in particular, upon the ability of our Nevada domiciled insurance company, EICN, to pay dividends to its immediate holding company and, in turn, the ability of that holding company to pay dividends to EIG. See ‘‘Risk Factors—Risks Related to Our Business’’ for a discussion of the restrictions on our subsidiaries’ ability to pay dividends.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected historical consolidated financial data should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and the consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical financial data as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006, have been derived from our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial position and results of operations for the periods presented. The results for periods of less than a full year are not necessarily indicative of the results to be expected for any interim period or for a full year. The selected historical financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected historical financial data as of December 31, 2003 have been derived from our audited consolidated financial statements and related notes thereto not included in this prospectus. The selected historical financial data as of and for the years ended December 31, 2001 and 2002 have been derived from our unaudited consolidated financial statements and related notes thereto not included in this prospectus. These historical results are not necessarily indicative of results to be expected in any future period.

The selected historical financial data reflect the ongoing impact of the LPT Agreement, a retroactive 100% quota share reinsurance agreement, that our Nevada insurance subsidiary assumed on January 1, 2000 in connection with our assumption of the assets, liabilities and operations of the Fund, pursuant to legislation passed in the 1999 Nevada legislature. Upon entry into the LPT Agreement, we recorded as a liability a deferred reinsurance gain which we amortize over the period during which underlying reinsured claims are paid. We record adjustments to the direct reserves subject to the LPT Agreement based on our periodic reevaluations of these reserves.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except ratios)
Income Statement Data:
Revenues:
Net premiums earned	$126,368	$180,116	$298,208	$410,302	$438,250	$331,066	$300,137
Net investment income	47,421	36,889	26,297	42,201	54,416	39,520	49,715
Realized (losses) gains on investments	(222)	(2,028)	5,006	1,202	(95)	(2,496)	5,660
Other income	2,372	(6,442)	1,602	2,950	3,915	2,929	3,694
Total revenues	175,939	208,535	331,113	456,655	496,486	371,019	359,206
Expenses:
Losses and loss adjustment expenses	69,670	113,776	118,123	229,219	211,688	208,246	95,745
Commission expense	15,964	16,919	56,310	55,369	46,872	36,859	36,762
Underwriting and other operating expense	37,462	44,345	56,738	65,492	69,934	47,726	59,151
Total expenses	123,096	175,040	231,171	350,080	328,494	292,831	191,658
Net income before income taxes	52,843	33,495	99,942	106,575	167,992	78,188	167,548
Income taxes	2,706	834	3,720	11,008	30,394	15,083	51,060
Net income	$50,137	$32,661	$96,222	$95,567	$137,598	$63,105	$116,488

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except ratios)
Selected Operating Data:
Gross premiums written(1)	$120,732	$197,202	$337,089	$437,694	$458,671	$351,668	$310,323
Net premiums written(2)	114,763	186,950	297,649	417,914	439,721	336,347	299,471
Losses and LAE ratio(3)	55.1%	63.2%	39.6%	55.9%	48.3%	62.9%	31.9%
Commission expense ratio(4)	12.6	9.4	18.9	13.5	10.7	11.1	12.2
Underwriting and other operating expense ratio(5)	29.6	24.6	19.0	16.0	16.0	14.4	19.7
Combined ratio(6)	97.3	97.2	77.5	85.4	75.0	88.4	63.8
Net income before impact of LPT Agreement(7)(8)(9)	$26,464	$11,015	$46,098	$72,824	$93,842	$47,575	$101,874

	As of December 31,					As of September 30,
	2001	2002	2003	2004	2005	2006
	(in thousands, except ratios)
Balance Sheet Data:
Cash and cash equivalents	$182,955	$283,351	$166,213	$60,414	$61,083	$65,965
Accrued investment income	8,075	6,630	6,190	12,060	14,296	16,587
Premiums receivable, net	69,304	60,231	72,201	73,397	59,811	51,040
Total investments	975,850	858,637	1,015,762	1,358,228	1,595,771	1,730,788
Reinsurance recoverable on paid and unpaid losses	1,352,225	1,315,240	1,243,085	1,206,612	1,151,166	1,116,334
Funds held by or deposited with reinsureds	—	38,792	124,271	134,481	114,175	104,860
Deferred policy acquisition costs	6,907	14,469	15,697	12,330	12,961	13,801
Deferred income taxes, net	85,667	82,805	73,152	72,795	73,152	64,494
Property and equipment, net	18,640	4,718	4,223	3,193	10,115	12,318
Other assets	14,397	19,043	17,501	2,176	1,699	13,516
Total assets	2,714,020	2,683,916	2,738,295	2,935,686	3,094,229	3,189,703
Unpaid losses and loss adjustment expenses	2,226,000	2,212,368	2,193,439	2,284,542	2,349,981	2,315,559
Unearned premiums	50,402	64,116	76,207	82,482	80,735	78,330
Policyholders’ dividends accrued	7,010	13,297	3,507	1,294	880	1,082
Commissions and premium taxes payable	4,755	9,830	12,988	16,758	11,265	7,369
Federal income taxes payable	6,959	3,303	11,341	5,476	19,869	41,708
Accounts payable and accrued expenses	11,271	8,103	9,081	10,508	13,439	12,415
Deferred reinsurance gain – LPT Agreement(7)(8)	600,679	579,033	528,909	506,166	462,409	447,795
Other liabilities	64,426	21,815	7,282	18,710	11,044	12,390
Total liabilities	2,971,502	2,911,865	2,842,754	2,925,936	2,949,622	2,916,648
Total (deficit) equity	(257,482)	(227,949)	(104,459)	9,750	144,607	273,055

	As of December 31,										As of September 30,
	2001		2002		2003		2004		2005		2006
	(in thousands, except ratios)
Other Financial and Ratio Data:
Total equity including deferred reinsurance gain – LPT Agreement(7)(8)(10)	$343,197		$351,084		$424,450		$515,916		$607,016		$720,850
Total statutory surplus(11)	$209,797		$224,234		$338,656		$430,676		$530,612		$625,852
Net premiums written to total statutory surplus ratio(12)	0.55	x	0.83	x	0.88	x	0.97	x	0.83	x

(1)	Gross premiums written is the sum of both direct premiums written and assumed premiums written before the effect of ceded reinsurance and the intercompany pooling agreement. Direct premiums written are the premiums on all policies our insurance subsidiaries have issued during the year. Assumed premiums written are premiums that our insurance subsidiaries have received from any authorized state-mandated pools and a previous fronting facility. See Note 7 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus.

(2)	Net premiums written is the sum of direct premiums written and assumed premiums written less ceded premiums written. Ceded premiums written is the portion of direct premiums written that we cede to our reinsurers under our reinsurance contracts. See Note 7 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus.

(3)	Losses and LAE ratio is the ratio (expressed as a percentage) of losses and LAE to net premiums earned.

(4)	Commission expense ratio is the ratio (expressed as a percentage) of commission expense to net premiums earned.

(5)	Underwriting and other operating expense ratio is the ratio (expressed as a percentage) of underwriting and other operating expense to net premiums earned.

(6)	Combined ratio is the sum of the losses and LAE ratio, the commission expense ratio and the underwriting and other operating expense ratio.

(7)	In connection with our January 1, 2000 assumption of the assets, liabilities and operations of the Fund, our Nevada insurance subsidiary assumed the Fund’s rights and obligations associated with the LPT Agreement, a retroactive 100% quota share reinsurance agreement with third party reinsurers, which substantially reduced exposure to losses for pre-July 1, 1995 Nevada insured risks. Pursuant to the LPT Agreement, the Fund initially ceded $1.525 billion in liabilities for incurred but unpaid losses and LAE, which represented substantially all of the Fund’s outstanding losses as of June 30, 1999 for claims with original dates of injury prior to July 1, 1995.

(8)	Deferred reinsurance gain—LPT Agreement reflects the unamortized gain from our LPT Agreement. Under GAAP, this gain is deferred and is being amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries, and the amortization is reflected in losses and LAE. We periodically reevaluate the remaining direct reserves subject to the LPT Agreement. Our reevaluation results in corresponding adjustments, if needed, to reserves, ceded reserves, reinsurance recoverables and the deferred reinsurance gain, with the net effect being an increase or decrease, as the case may be, to net income.

(9)	We define net income before impact of LPT Agreement as net income less (i) amortization of deferred reinsurance gain—LPT Agreement and (ii) adjustments to LPT Agreement ceded reserves. Net income before impact of LPT Agreement is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to net income before income taxes and net income or any other measure of performance derived in accordance with GAAP.

We present net income before impact of LPT Agreement because we believe that it is an important supplemental measure of operating performance to be used by analysts, investors and other interested parties in evaluating us. The LPT Agreement was a non-recurring transaction which does not result in ongoing cash benefits and consequently we believe this presentation is useful in providing a meaningful understanding of our operating performance. In addition, we believe this non-GAAP measure, as we have defined it, is helpful to our management in identifying trends in our performance because the item excluded has limited significance in our current and ongoing operations.

The table below shows the reconciliation of net income to net income before impact of LPT Agreement for the periods presented:

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Net income	$50,137	$32,661	$96,222	$95,567	$137,598	$63,105	$116,488
Less: Impact of LPT Agreement:
Amortization of deferred reinsurance gain – LPT Agreement	24,262	21,690	19,015	20,296	16,891	15,530	14,614
Adjustment to LPT Agreement ceded reserves(a)	(589)	(44)	31,109	2,447	26,865	—	—
Net income before impact of LPT Agreement	$26,464	$11,015	$46,098	$72,824	$93,842	$47,575	$101,874

(a)	Any adjustment to the estimated direct reserves ceded under the LPT Agreement is reflected in losses and LAE for the period during which the adjustment is determined, with a corresponding increase or decrease in net income in the period. There is a corresponding change to the reinsurance recoverables on unpaid losses as well as the deferred reinsurance gain. A cumulative adjustment to the amortization of the deferred gain is also then recognized in earnings so that the deferred reinsurance gain reflects the balance that would have existed had the revised reserves been recognized at the inception of the LPT Agreement. See Note 2 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus. Losses and LAE for the nine months ended September 30, 2005 and 2006 did not include any adjustment to LPT Agreement ceded reserves, as our reevaluation of the direct reserves subject to the LPT Agreement did not result in an adjustment for the nine months ended September 30, 2005 and 2006.

(10)	We define total equity including deferred reinsurance gain—LPT Agreement as total equity plus deferred reinsurance gain—LPT Agreement. Total equity including deferred reinsurance gain—LPT Agreement is not a measurement of financial position under GAAP and should not be considered in isolation or as an alternative to total equity or any other measure of financial health derived in accordance with GAAP.

We present total equity including deferred reinsurance gain—LPT Agreement because we believe that it is an important supplemental measure of financial position to be used by analysts, investors and other interested parties in evaluating us. The LPT Agreement was a non-recurring transaction and the treatment of the deferred gain does not result in ongoing cash benefits or charges to our current operations and consequently we believe this presentation is useful in providing a meaningful understanding of our financial position.

The table below shows the reconciliation of total equity to total equity including deferred reinsurance gain—LPT Agreement for the periods presented:

	As of December 31,					As of September 30, 2006
	2001	2002	2003	2004	2005
	(in thousands)
Total (deficit) equity	$(257,482)	$(227,949)	$(104,459)	$9,750	$144,607	$273,055
Deferred reinsurance gain – LPT Agreement	600,679	579,033	528,909	506,166	462,409	447,795
Total equity including deferred reinsurance gain – LPT Agreement	$343,197	$351,084	$424,450	$515,916	$607,016	$720,850

(11)	Total statutory surplus represents the total consolidated surplus of EICN, which includes its wholly-owned subsidiary ECIC, our insurance subsidiaries, prepared in accordance with the accounting practices of the NAIC, as adopted by Nevada or California, as the case may be. See Note 9 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus.

(12)	Net premiums written to total statutory surplus ratio is the ratio of our insurance subsidiaries’ annual net premiums written to total statutory surplus.

 PRO FORMA CONSOLIDATED FINANCIAL DATA

The unaudited pro forma condensed consolidated financial information presented below gives effect to:

•	the conversion;

•	the establishment of the closed block;

•	the sale of shares of common stock in this offering; and

•	the application of the net proceeds from this offering as described in ‘‘Use of Proceeds,’’

as if the conversion, the establishment of the closed block and the initial public offering had occurred as of September 30, 2006, for purposes of the unaudited pro forma condensed consolidated balance sheet, and as of January 1, 2005, for purpose of the unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2006 and the year ended December 31, 2005.

The principal assumptions used in the pro forma information are as follows:

•	50,000,000 shares of common stock are allocated to members entitled to receive consideration in the conversion in the form of common stock, cash or a combination of both;

•	members entitled to receive consideration in the conversion in the form of common stock, cash or a combination of both make elections for cash such that, of the 50,000,000 shares of common stock allocated, only 26,162,292 are issued to such members in the conversion; and

•	26,750,000 shares of common stock are sold to investors in the offering at a price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus.

The pro forma information reflects assumed gross proceeds of $401.3 million from the issuance of the shares and assumed net proceeds from the offering of $374.2 million after deducting assumed underwriting discounts and commissions. The pro forma information also reflects our assumption that proceeds available to eligible members as cash consideration in the conversion, which equals the net proceeds of $374.2 million less estimated conversion and offering expenses, will be $357.6 million. Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds to us of this offering by $24.9 million, assuming the number of shares offered by us in this offering, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us.

The pro forma information reflects that, given the number of cash elections received from our members, we do not have an option to pay in cash a portion of the consideration to be paid to those eligible members who do not elect cash (as described under ‘‘The Conversion—Amount and Form of Consideration—Cash Consideration to Non-Electing Members’’) and therefore we will not issue additional shares of common stock to such members in the conversion in connection with any ‘‘top up’’ amount to which they could have become entitled under certain circumstances if we had such option and were to exercise it. The pro forma information also reflects that, based on the number of elections received from our members, each eligible member who elected to receive their consideration in the form of cash will receive some portion of their overall consideration in the form of common stock.

The pro forma information is based on available information and on assumptions management believes are reasonable. The pro forma information is provided for informational purposes only. This information does not necessarily indicate our consolidated financial position or our consolidated results of operations had these transactions been consummated on the dates assumed. It also does not in any way represent a projection or forecast of our consolidated financial position or consolidated results of operations for any future date or period.

The pro forma information should be read in conjunction with our consolidated financial statements and the notes to the consolidated financial statements, included elsewhere in this prospectus, and with the other information included elsewhere in this prospectus, including the information provided under ‘‘The Conversion,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and ‘‘Business.’’

Pro Forma Condensed Consolidated Balance Sheet

	As of September 30, 2006
	Historical	Conversion		Initial Public Offering		Pro Forma
	(in thousands, except share and per share amounts)
Assets:
Cash and cash equivalents	$65,965	$(357,566	)(2)	$357,566	(4)	$60,465
		(5,500	)(6)
Accrued investment income	16,587	—		—		16,587
Premiums receivable, net	51,040	—		—		51,040
Total investments(1)	1,730,788	—		—		1,730,788
Reinsurance recoverable on paid and unpaid losses	1,116,334	—		—		1,116,334
Funds held by or deposited with reinsureds	104,860	—		—		104,860
Deferred policy acquisition costs	13,801	—		—		13,801
Deferred income taxes, net	64,494	—		—		64,494
Property and equipment, net	12,318	—		—		12,318
Other assets	13,516	—		—		13,516
Total assets	$3,189,703	$(363,066)		$357,566		$3,184,203
Liabilities:
Unpaid losses and loss adjustment expenses	$2,315,559	$—		$—		$2,315,559
Unearned premiums	78,330	—		—		78,330
Policyholders’ dividends accrued(1)	1,082	—		—		1,082
Commissions and premium taxes payable	7,369	—		—		7,369
Federal income taxes payable	41,708	—		—		41,708
Accounts payable and accrued expenses	12,415	—		—		12,415
Deferred reinsurance gain – LPT Agreement	447,795	—		—		447,795
Other liabilities	12,390	—		—		12,390
Total liabilities	$2,916,648	$—		$—		$2,916,648
Equity:
Common Stock, $0.01 par value; 150,000,000 shares authorized; 52,912,292 shares issued and outstanding(5)	$—	$500	(3)	$268	(4)	$530
		(238	)(2)
Additional paid-in capital	—	213,520	(3)	357,928	(4)	213,490
		(357,328	)(2)
Retained earnings(1)	219,520	(5,500	)(6)	—		—
		(214,020	)(3)
Accumulated other comprehensive income, net	53,535	—		—		53,535
Total equity	273,055	(363,066)		357,566		267,555
Total liabilities and equity	$3,189,703	$(363,066)		$357,566		$3,184,203

See notes to pro forma condensed consolidated financial information.

Pro Forma Condensed Consolidated Statements of Income

	Nine Months Ended September 30, 2006
	Historical	Conversion		Initial Public Offering	Pro Forma
	(in thousands, except share and per share amounts)
Revenues:
Net premiums earned	$300,137	$—		$—	$300,137
Net investment income	49,715	—		—	49,715
Realized gains on investments	5,660	—		—	5,660
Other income	3,694	—		—	3,694
Total revenues	359,206	—		—	359,206
Expenses:
Losses and loss adjustment expenses	95,745	—		—	95,745
Commission expense	36,762	—		—	36,762
Underwriting and other operating expense(1)	59,151	(4,995	)(7)	—	54,156
Total expenses	191,658	(4,995)		—	186,663
Net income before income taxes	167,548	4,995		—	172,543
Income taxes	51,060	—		—	51,060
Net income	$116,488	$4,995		$—	$121,483
Net income per share					$2.43
Shares used in calculating net income per share(5)					50,000,000

See notes to pro forma condensed consolidated financial information.

	Year Ended December 31, 2005
	Historical	Conversion	Initial Public Offering	Pro Forma
	(in thousands, except share and per share amounts)
Revenues:
Net premiums earned	$438,250	$—	$—	$438,250
Net investment income	54,416	—	—	54,416
Realized gains on investments	(95)	—	—	(95)
Other income	3,915	—	—	3,915
Total revenues	496,486	—	—	496,486
Expenses:
Losses and loss adjustment expenses	211,688	—	—	211,688
Commission expense	46,872	—	—	46,872
Underwriting and other operating expense(1)	69,934	—	—	69,934
Total expenses	328,494	—	—	328,494
Net income before income taxes	167,992	—	—	167,992
Income taxes	30,394	—	—	30,394
Net income	$137,598	$—	$—	$137,598
Net income per share				$2.75
Shares used in calculating net income per share(5)				50,000,000

See notes to pro forma condensed consolidated financial information.

Notes to Pro Forma Condensed Consolidated Financial Information

(1)	Pursuant to the plan of conversion, we will cause cash and/or treasury security assets to be assigned to the closed block in an amount which is reasonably expected to be sufficient to support dividend payments to policyholders on closed block policies outstanding on the effective date of conversion. See ‘‘The Conversion—Effective Date of the Conversion.’’

We have established bookkeeping records to specifically segregate the assets in the pro forma closed block as if the closed block had been formed on January 1, 2006. These amounts are comprised of assets for the benefit of all ‘‘closed block policies.’’ The closed block will be formed on the effective date of the conversion and, accordingly, the actual assets ultimately assigned to the closed block and their carrying values will not become final until that date. It is management’s expectation that the assets of the closed block as of the effective date of the conversion will not differ materially from the assets reflected in the pro forma consolidated balance sheet. The closed block will consist solely of cash and U.S. treasury securities. Any interest or other income earned on the assets in the closed block will not form a part of the closed block, but rather will inure to the benefit of EICN.

The pro forma financial information includes summarized pro forma financial information related to the closed block at their historical gross carrying values. The pro forma condensed consolidated balance sheet as of September 30, 2006 includes (i) cash related to the closed block of $3.4 million and (ii) accrued policyholders’ dividends of $1.1 million. The pro forma condensed consolidated statements of income for the nine months ended September 30, 2006 and the year ended December 31, 2005 include dividend expense of $0.2 million and $0.9 million, respectively, in the underwriting and other operating expense line.

Any cash proceeds received upon disposition of any closed block assets (net of reasonable and customary brokerage and other transaction expenses), will be placed into the closed block.

The closed block will terminate, and the remaining assets will revert to the benefit of EICN, from and after the calculation, declaration and payment by EICN of all dividends, if any, with respect to all closed block policies following the effective time, which we expect will be approximately 24 months following the effective time. See ‘‘The Conversion—Closed Block.’’ During this period, we will be contractually responsible for dividends pertaining to the closed block policies.

(2)	Estimates based on elections received from our members, represents (in thousands):

Cash to be distributed to eligible members who elect cash and to members eligible solely for cash	$357,566
Common stock to be distributed to eligible members who do not elect cash	22,756 shares
Common stock to be distributed to eligible members who elect cash	3,406 shares

The plan of conversion provides that the amount of the cash to be received by an eligible member who receives only cash will be equal to the number of shares of common stock that have been allocated to such eligible member under the allocation provisions of the plan of conversion, multiplied by the price per share at which the common stock is sold in this offering (net of any applicable withholding tax). An eligible member who receives only common stock will receive the number of shares allocated to such member under the allocation provisions of the plan of conversion.

(3)	Represents the reclassification of the retained earnings of $214 million of EIG to common stock.

(4)	Represents gross proceeds of $401.3 million from the sale of 26,750,000 shares of common stock at the initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, less estimated underwriting discounts and conversion and offering expenses aggregating $43.7 million. Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) the net proceeds of this offering by $24.9 million, assuming the number of shares offered by us in this offering, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions payable by us.

(5)	The number of shares used in the calculation of pro forma net income per share was based on elections received from our members and determined as follows:

Number of Shares
Assumed shares allocated to eligible members	50,000,000
Less: Shares allocated to eligible members who receive cash(a)	23,837,708
Estimated shares issued to eligible members(a)	26,162,292
Shares issued in this offering	26,750,000
Total outstanding shares of common stock	52,912,292
Less: Shares issued in this offering to fund underwriting, discounts and conversion and offering expenses(b)	2,912,292
Assumed number of shares used in the calculation of pro forma net income per share(c)	50,000,000

(a)	Gives effect to our estimates, based on elections received from our members, that (i) $347.3 million is used to make elective cash payments and (ii) $10.3 million is used to provide compensation to members eligible solely for cash.

(b)	We estimate, based on elections received from our members, that 2,912,292 shares of common stock will be issued to cover underwriting discounts and conversion and offering expenses, representing the excess of the 26,750,000 shares of common stock we assume will be issued in this offering over the 23,837,708 shares of common stock we estimate will be issued to fund consideration to be paid to eligible members who receive cash in the conversion.

(c)	These shares are included in both basic and diluted income per share calculations.

(6)	The estimated additional non-recurring expenses of $5.5 million related to the conversion, assumed to be incurred as of the date of the unaudited pro forma condensed consolidated balance sheet, were charged to equity. The pro forma condensed consolidated statements of income do not reflect such non-recurring expenses because these costs are directly attributable to the conversion and are non-recurring and are thus charged to expense in the period incurred. Total estimated conversion expense excluded from pro forma statements of income was $4,995 and $0.0 for the nine months ended September 30, 2006, and for the year ended December 31, 2005, respectively.

(7)	Represents the elimination of approximately $5 million of expenses related to the conversion incurred through the nine months ended September 30, 2006, and approximately $0.0 million of expenses related to the conversion incurred through December 31, 2005. An additional $5.5 million to be incurred after the balance sheet date is assumed to be incurred in connection with the conversion as of the pro forma consolidated balance sheet date as if the conversion were to occur on that date. Conversion costs directly attributable to the conversion transaction are charged to expense in the period incurred and these costs are specifically excluded from the pro forma statements of income because they are directly attributable to the conversion, are non-recurring and are not tax deductible.

Pro Forma Supplementary Information

The unaudited pro forma supplementary information presented below was derived from the pro forma condensed consolidated financial information and the notes included in this prospectus. The pro forma supplementary information gives effect to the conversion, the establishment of the closed block and this offering as if they had occurred as of September 30, 2006, for purposes of the information derived from the pro forma condensed consolidated balance sheet, and as of January 1, 2005, for purposes of the information derived from the pro forma condensed consolidated statements of income for the nine months ended September 30, 2006 and the year ended December 31, 2005. The pro forma supplementary information is provided for informational purposes only and should not be construed to be indicative of our consolidated financial position or our consolidated results of operations had these transactions been consummated on the dates assumed, and do not in any way represent a projection or forecast of our consolidated financial position or consolidated results of operations for any future date or period. The pro forma supplementary information below should be read in conjunction with the information provided or referred to elsewhere in this section.

The information presented in the table below assumes the sale of common stock in the offering at the assumed initial public offering price per share of $15.00, the midpoint of the range set forth on the cover of this prospectus. This information is intended to illustrate how the pro forma ownership would be affected by varying the number of shares issued in this offering:

Assumed Conversion Variables:
Percentage of total shares allocated to eligible members assumed to receive mandatory cash consideration	1.4%	1.4%	1.4%
Percentage of total shares allocated to eligible members assumed to elect to receive cash consideration	53.1%	53.1%	53.1%
Percentage of total shares allocated to eligible members assumed to receive common stock	45.5%	45.5%	45.5%
Share Information: (in thousands)
Assumed shares to be distributed to eligible members who do not elect cash	22,756	22,756	22,756
Assumed shares to be distributed to eligible members who elect cash	5,271	3,406	1,541
Assumed shares to be distributed in this offering	24,750	26,750	28,750
Total outstanding shares of common stock	52,777	52,912	53,047
Ownership Percentage:
Eligible members who did not elect cash	43%	43%	43%
Eligible members who elected cash	10%	6%	3%
Purchasers in this offering	47%	51%	54%

Changes in the number of shares of our common stock allocated to members entitled to receive consideration in the conversion, the percentage of members electing to receive shares of our common stock in the conversion or the number of shares issued in this offering do not impact pro forma condensed consolidated net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the accompanying notes appearing elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Our actual results in future periods may differ from those referred to herein due to a number of factors, including the risks described in the sections entitled ‘‘Risk Factors’’ and ‘‘Forward-Looking Statements and Associated Risks’’ and elsewhere in this prospectus.

Overview

We are a specialty provider of workers’ compensation insurance focused on select small businesses engaged in low to medium hazard industries. Workers’ compensation is a statutory system under which an employer is required to pay for its employees’ medical, disability and vocational rehabilitation and death benefit costs for work-related injuries or illnesses. Our business has historically targeted employers located in several western states, primarily California and Nevada. During 2005, based on net premiums written, we were the largest, seventh largest and seventeenth largest non-governmental writer of workers’ compensation insurance in Nevada, California and the United States, respectively, based on net premiums written, as reported by A.M. Best.

We believe we benefit by targeting small businesses, a market that we believe to date has been characterized by fewer competitors, more attractive pricing and strong persistency when compared to the U.S. workers’ compensation insurance industry in general. As a result of our disciplined underwriting standards, we believe we are able to price our policies at levels which are sustainable, competitive and profitable. Our approach to underwriting is therefore consistent with our strategy of not sacrificing profitability and stability for top-line revenue growth.

In 2005, we wrote 77.7% and 18.3% of our direct premiums written in California and Nevada, respectively. We also write business in seven other states (Arizona, Colorado, Montana, Idaho, Illinois, Texas and Utah) and are licensed to write business in six additional states (Florida, Maryland, New Mexico, New York, Oregon and Pennsylvania). We market and sell our workers’ compensation insurance products through independent local and regional agents and brokers, and through our strategic distribution partners, including our principal strategic distribution partners, ADP and Wellpoint. In 2005, we wrote $126.9 million, or 27.7%, of our gross premiums written through ADP and Wellpoint. We entered Illinois in the fourth quarter of 2006 and we intend to enter Florida in the first quarter of 2007 through ADP.

We commenced operations as a private domestic mutual insurance company on January 1, 2000 when our Nevada insurance subsidiary assumed the assets, liabilities and operations of the Nevada State Industrial Insurance System. The Fund had over 80 years of workers’ compensation experience in Nevada. In July 2002, we acquired the renewal rights to a book of workers’ compensation insurance business, and certain other tangible and intangible assets, from Fremont, primarily comprising accounts in California and, to a lesser extent, in Idaho, Montana, Utah and Colorado. Because of the Fremont transaction, we were able to establish our important relationships and distribution agreements with ADP and Wellpoint.

In connection with our January 1, 2000 assumption of the assets, liabilities and operations of the Fund, our Nevada insurance subsidiary assumed the Fund’s rights and obligations associated with the LPT Agreement, a retroactive 100% quota share reinsurance agreement with third party reinsurers, which substantially reduced exposure to losses for pre-July 1, 1995 Nevada insured risks. Pursuant to the LPT Agreement, the Fund initially ceded $1.525 billion in liabilities for the incurred but unpaid losses and LAE, which represented substantially all of the Fund’s outstanding losses as of June 30, 1999 for claims with original dates of injury prior to July 1, 1995. For a more detailed description of the LPT Agreement, see ‘‘Business—Our History’’ and ‘‘Business—Reinsurance—LPT Agreement.’’ Entry into the LPT Agreement resulted in an initial deferred reinsurance gain in accordance with GAAP, and this gain is deferred and is being amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries, and the amortization is reflected in losses and LAE. We periodically reevaluate the remaining direct reserves subject to the LPT Agreement. Our reevaluation results in corresponding adjustments, if needed, to reserves, ceded reserves, reinsurance recoverables and the deferred reinsurance gain, with the net effect being an increase or decrease, as the case may be, to net income. In addition, we receive a contingent commission under the LPT Agreement. Increases and decreases in the contingent commission are reflected in our commission expense. See ‘‘Selected Historical Consolidated Financial And Other Data,’’ Note 7 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus and ‘‘—Results of Operations’’ in this ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’

We operate in a single reportable segment and have three strategic business units overseeing 12 territorial offices serving the various states in which we are currently doing business.

Revenues

We derive our revenues primarily from net premiums earned, net investment income and realized gains (losses) on investments.

Net Premiums Earned.    Our net premiums earned have historically been generated primarily in California and Nevada. In California, we have reduced our rates by 60% since September 2003 through January 1, 2007, principally because of competitive conditions caused by regulatory changes designed to reduce loss costs in that market. We expect that we will need to further reduce rates in California in the foreseeable future. Rates in Nevada have been stable and revenue growth is expected to be sourced from business in growing sectors in the Nevada economy, such as construction. The bundling of our products with those of our principal strategic distribution partners, ADP and Wellpoint, has contributed to the growth of our revenues because of its attractiveness to our customers. The product bundling provides customers with both convenience and some level of premium savings to the employer for both independent lines of coverage, which we believe increases the persistency of this business.

Net Investment Income and Realized Gains (Losses) on Investments.    We invest our statutory surplus and the funds supporting our insurance liabilities (including unearned premiums and unpaid losses and loss adjustment expenses) in fixed maturity securities and equity securities. Net investment income includes revenue from interest and dividends on invested assets less bank service charges, custodial and portfolio management fees. Realized gains (losses) on investments include the gain or loss on a security at the time of sale compared to its original cost (equity securities) or amortized cost (fixed maturity investments). Our net investment income and realized gains and losses on investments are affected by general economic conditions. When, in the opinion of management, a decline in the fair value of an investment below its cost or amortized cost is considered to be ‘‘other-than-temporary’’ the investment’s cost or amortized cost is written-down to its fair value and the amount written-down is recorded in earnings as a realized loss on investments.

On March 5, 2004, we appointed Conning Asset Management as our sole portfolio manager, replacing the previous team of seven managers. Conning follows our written investment guidelines based on strategies approved by our board of directors. Our investment strategy was revised from a total return perspective to one maximizing economic value through dynamic asset/liability management, subject to regulatory and rating agency constraints. As a result of this change, the fixed maturity securities portion of our portfolio maintains a duration target of five years, an equity allocation target of 6% and a maximum tax-exempt capacity of not more than 60% of the total fixed maturity portfolio. Decreasing the equity allocation has had the effect of decreasing surplus volatility (because under statutory accounting principles, equity securities are carried at fair value with the unrealized gains/losses charged directly to surplus in contrast to fixed income securities which are carried at amortized cost with no impact on surplus due to changes in fair value), while increasing the duration target has helped to increase the average investment income yield from 4.48% for the year ended December 31, 2004 to 4.72% for the year ended December 31, 2005. Our tax-exempt allocation is supported by our strong operating profitability and tax paying status. As this process is dynamic in nature and reevaluated at a detailed level on a quarterly basis, there could be further changes in the duration and allocation of the portfolio.

Expenses

Our expenses consist of losses and LAE, commission expense and underwriting and other operating expense.

Losses and LAE.    Losses and LAE represent our largest expense item and include claim payments made, estimates for future claim payments and changes in those estimates for current and prior periods and costs associated with investigating, defending and adjusting claims. The quality of our financial reporting depends in large part on accurately predicting our losses and LAE, which are inherently uncertain as they are estimates of the ultimate cost of individual claims based on actuarial estimation techniques. In states other than Nevada, we have a short operating history and must rely on a combination of industry experience and our specific experience to establish our best estimate of losses and LAE reserves. The interpretation of historical data can be impacted by external forces, principally legislative changes, economic fluctuations and legal trends. In recent years, we experienced lower losses and LAE in California than we anticipated due to factors such as regulatory reform designed to reduce loss costs in that market and inflation. The joint marketing of our workers’ compensation insurance with Wellpoint’s health insurance products also assists in reducing losses since employees make fewer workers’ compensation claims because they are insured for non-work related illnesses or injuries and thus are less likely to seek treatment for a non-work related illness or injury through their employers’ workers’ compensation insurance carrier.

Commission Expense.    Commission expense includes commissions to our agents and brokers for the premiums that they produce for us and fees in connection with fronting facilities, and is net of contingent commission related to the LPT Agreement. In July 2002, ECIC entered into a fronting facility with Clarendon Insurance Group, or Clarendon, in connection with the Fremont transaction, pursuant to which we effectively acted as a reinsurer, and provided claims servicing, in relation to new business written by Clarendon. Commissions paid to our agents and brokers and fronting fees paid to other insurers are deferred and amortized to commission expense in our statements of income as the premiums generating these commissions and fees are earned.

Underwriting and Other Operating Expense.    Underwriting and other operating expense includes the costs to acquire and maintain an insurance policy (excluding commissions) consisting of premium taxes and certain other general expenses that vary with, and are primarily related to, producing new or renewal business. These acquisition costs are deferred and amortized to underwriting and other operations expense in the statement of income as the related premiums are earned. Other underwriting expenses consist of policyholder dividends and general administrative expenses such as salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately, and boards, bureaus and assessments of statistical agencies for policy service and administration items such as rating manuals, rating plans and experience data. The magnitude of our underwriting and other operating expense is a reflection of our operational efficiency in producing, underwriting and administering our business. We expect that our efficiency will be enhanced by the full implementation of our cost-effective and highly automated underwriting software program that allows for electronic submission and review of insurance applications, employing our underwriting standards and guidelines. However, the cost savings realized through such efficiencies may be offset, in whole or in part, by the potentially significant costs that we may incur in connection with the reporting and internal control requirements to which we will be subject under Federal securities laws and New York Stock Exchange listing requirements as a result of becoming a public company. We expect that such costs will equal approximately $2.8 million annually.

Critical Accounting Policies

Management believes it is important to understand our accounting policies in order to understand our financial statements. Management considers some of these policies to be very important to the presentation of our financial results because they require us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of our assets, liabilities, revenues and expenses and the related disclosures. Some of the estimates result from judgments that can be subjective and complex and, consequently, actual results in future periods might differ from these estimates.

Management believes that the most critical accounting policies relate to the reporting of reserves for losses and LAE, including losses that have occurred but have not been reported prior to the reporting date, amounts recoverable from reinsurers, recognition of premium revenue, deferred policy acquisition costs, deferred income taxes and the valuation of investments.

The following is a description of our critical accounting policies:

Reserves for Losses and Loss Adjustment Expenses

We are directly liable for losses and LAE under the terms of insurance policies our insurance subsidiaries underwrite. Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer’s payment of that loss. Our loss reserves are reflected in our balance sheets under the line item caption ‘‘unpaid losses and loss adjustment expenses.’’ As of September 30, 2006, our reserves for unpaid losses and LAE, net of reinsurance, were $1.2 billion.

Accounting for workers’ compensation insurance requires us to estimate the liability for the expected ultimate cost of unpaid losses and LAE, referred to as loss reserves, as of a balance sheet date. We seek to provide estimates of loss reserves that equal the difference between the expected ultimate losses and LAE of all claims that have occurred as of a balance sheet date and amounts already paid. Management establishes the loss reserve based on its own analysis of emerging claims experience and environmental conditions in our markets and review of the results of various actuarial projection methods and their underlying assumptions. Our aggregate carried reserve for unpaid losses and LAE is a point estimate, which is the sum of our reserves for each accident year in which we have exposure. This aggregate carried reserve calculated by us represents our best estimate of our outstanding unpaid losses and LAE.

Maintaining the adequacy of loss reserve estimates is an inherent risk of the workers’ compensation insurance business. As described below, workers’ compensation claims may be paid over a long period of time. Therefore, estimating reserves for workers’ compensation claims may involve more uncertainty than estimating reserves for other lines of insurance with shorter or more definite periods between occurrence of the claim and final determination of the claim amount. The amount by which estimated losses in the aggregate, measured subsequently by reference to payments and additional estimates, differ from those previously estimated for a specific time period is known as ‘‘reserve development.’’ Reserve development is unfavorable when payments for losses are made for more than the levels at which they were reserved or when subsequent estimates indicate a basis for reserve increases on open claims. In this case, the previously-estimated loss reserves are considered ‘‘deficient.’’ Reserve development is favorable when estimates of ultimate losses indicate a decrease in established reserves. In this case, the previously estimated loss reserves are considered ‘‘redundant.’’ Reserve development, whether due to an increase or decrease in the aggregate estimated losses, is reflected in operating results through an adjustment to incurred losses and LAE during the accounting period in which the development is recognized.

Although claims for which reserves are established may not be paid for several years or more, we do not discount loss reserves in our financial statements for the time value of money.

The three main components of our reserves for unpaid losses and LAE are case reserves, ‘‘incurred but not reported’’ or IBNR reserves, and LAE reserves.

Case reserves are estimates of future claim payments based upon periodic case-by-case evaluation and the judgment of our claims adjusting staff, as applied at the individual claim level. Our claims examiners determine these case reserves for reported claims on a claim-by-claim basis, based on the examiners’ judgment and experience and on our case reserving practices. We update and monitor our case reserves frequently as appropriate to reflect current information. Our case reserving practices account for the type of occupation or business, the circumstances surrounding the claim, the nature of the accident and of the resulting injury, the current medical condition and physical capabilities of the injured worker, the expected future course and cost of medical treatment and of the injured worker’s disability, the existence of dependents of the injured worker, policy provisions, the statutory benefit provisions applicable to the claim, relevant case law in the state, and potentially other factors and considerations.

IBNR is an actuarial estimate of future claim payments beyond those considered in the case reserve estimates, relating to claims arising from accidents that occurred during a particular time period on or prior to the balance sheet date. Thus, IBNR is the compilation of the estimated ultimate losses for each accident year less amounts that have been paid and case reserves. IBNR reserves, unlike case reserves, do not apply to a specific claim, but rather apply to the entire body of claims arising from a specific time period. IBNR primarily provides for costs due to:

•	future claim payments in excess of case reserves on recorded open claims;

•	additional claim payments on closed claims; and

•	the cost of claims that have not yet been reported to us.

Most of our IBNR reserves relate to estimated future claim payments over and above our case reserves on recorded open claims. For workers’ compensation, most claims are reported to the employer and to the insurance company relatively quickly, and relatively small amounts are paid on claims that already have been closed (which we refer to as ‘‘reopenings’’). Consequently, late reporting and reopening of claims are a less significant part of IBNR for our insurance subsidiaries.

LAE reserves are our estimate of the diagnostic, legal, administrative and other similar expenses that we will spend in the future managing claims that have occurred on or before the balance sheet date. LAE reserves are established in the aggregate, rather than on a claim-by-claim basis.

A portion of our losses and LAE obligations are ceded to unaffiliated reinsurers. We establish our losses and LAE reserves both gross and net of ceded reinsurance. The determination of the amount of reinsurance that will be recoverable on our losses and LAE reserves includes both the reinsurance recoverable from our excess of loss reinsurance policies, as well as reinsurance recoverable under the terms of the LPT Agreement. Our reinsurance arrangements also include an intercompany pooling arrangement between EICN and ECIC, whereby each of them cedes some of its premiums, losses, and LAE to the other, but this intercompany pooling arrangement does not affect our consolidated financial statements included elsewhere in this prospectus.

Our reserve for unpaid losses and loss adjustment expenses (gross and net), as well as the above-described main components of such reserves, as of December 31, 2003, 2004 and 2005 and September 30, 2006 were as follows:

	December 31, 2003	December 31, 2004	December 31, 2005	September 30, 2006
	(in thousands)
Case reserves	$814,330	$777,379	$772,544	$755,102
IBNR	1,128,017	1,235,277	1,290,029	1,270,333
Loss adjustment expenses	251,092	271,886	287,408	290,124
Gross unpaid losses and loss adjustment expenses	2,193,439	2,284,542	2,349,981	2,315,559
Reinsurance recoverables on unpaid losses and loss adjustment expenses, gross	1,230,982	1,194,728	1,141,500	1,106,071
Net unpaid losses and loss adjustment expenses	$962,457	$1,089,814	$1,208,481	$1,209,488

Workers’ compensation is considered to be a ‘‘long-tail’’ line of insurance, meaning that there can be an extended elapsed period between when a claim occurs (when the worker is injured on the job) and the final payment and resolution of the claim. As discussed above, the ‘‘long tail’’ for workers’ compensation usually is not caused by a delay in the reporting of the claim. The vast majority of our workers’ compensation claims are reported very promptly. The ‘‘long tail’’ for workers’ compensation is caused by the fact that benefits are often paid over a long period of time, and many of the benefit amounts are difficult to determine in advance of their payment. Our obligations with respect to an injured worker may include medical care and disability-related payments for the duration of the injured worker’s disability, in accordance with state workers’ compensation statutes, all of which payments are considered as part of a single workers’ compensation claim and are our responsibility if we were providing coverage to the employer on the date of injury. For example, in addition to medical expenses, an injured worker may receive payments for lost income associated with total or partial disability, whether temporary or permanent (i.e., the disability is expected to continue until normal retirement age or death, whichever comes first). We may also be required to make payments, often over a period of many years, to surviving spouses and children of workers who are killed in the course and scope of their employment. The specific components of injured workers’ benefits are defined by the laws in each state.

Based on historical insurance industry experience countrywide, as reported by A.M. Best, approximately ten percent of workers’ compensation claim dollars are expected to be paid more than ten years after the claim occurred. While our payout pattern likely will differ from the industry’s, the industry experience illustrates the general duration of workers’ compensation claims. The duration of the injured worker’s disability, the course and cost of medical treatment, as well as the lifespan of dependents, are uncertain and are difficult to determine in advance. We endeavor to minimize this risk by closing claims promptly, to the extent feasible. In addition, there are no policy limits on our liability for workers’ compensation claims as there are for other forms of insurance. We endeavor to mitigate this risk by purchasing reinsurance that will provide us with financial protection against the impact of very large claims and catastrophes.

While we update and monitor our case reserves frequently as appropriate to reflect current information, it is very difficult to set precise case reserves for an individual claim due to the inherent uncertainty about the future duration of a specific injured worker’s disability, the course and cost of medical care for that injured worker, and the other factors described above. Therefore, in addition to establishing case reserves on a claim-by-claim basis, we, like other workers’ compensation insurance companies, establish IBNR reserves based on analyses and projections of aggregate claims data. Evaluating data on an aggregate basis eliminates some of the uncertainty associated with an individual claim. However, considerable uncertainty remains as many claims can be affected simultaneously by changes in environmental conditions such as medical technology, medical costs and medical cost inflation, economic conditions, the legal and regulatory climate, and other factors. The cost of a group of workers’ compensation claims is not known with certainty until every one of the claims is ultimately closed.

Unpaid LAE is also estimated and monitored. The amount that will be spent managing claims will depend on the duration of the claims, the course of the injured worker’s disability and medical treatment, the nature and degree of any disputes relating to our obligations to the claimant, the administrative and legal environment in which issues are addressed and resolved, and the cost of the company personnel and other resources that are used in the management of claims. Therefore, our LAE reserves also contribute to the overall uncertainty of our aggregate reserve for unpaid losses and LAE.

For the reasons described above, estimating reserves for workers’ compensation claims may be more uncertain than estimating reserves for other lines of insurance with shorter or more definite periods between occurrence of the claim and final determination of the ultimate loss and with policy limits on liability for claim amounts. Accordingly, our reserves may prove to be inadequate to cover our actual losses and LAE.

Actuarial methodologies are used by workers’ compensation insurance companies, including us, to analyze and estimate the aggregate amount of unpaid losses and LAE. As mentioned above, management considers the results of various actuarial projection methods and their underlying assumptions among other factors in establishing the reserves for unpaid losses and LAE.

Judgment is required in the actuarial estimation of unpaid losses and LAE. The judgments include the selection of methodologies to project the ultimate cost of claims; the selection of projection parameters based on historical company data, industry data, and other benchmarks; the identification and quantification of potential changes in parameters from historical levels to current and future levels due to changes in future claims development expectations caused by internal or external factors; and the weighting of differing reserve indications that result from alternative methods and assumptions. The adequacy of our ultimate loss reserves, which are based on estimates, is inherently uncertain and represents a significant risk to our business, which we attempt to mitigate through our claims management process and by monitoring and reacting to statistics relating to the cost and duration of claims. However, no assurance can be given as to whether the ultimate liability will be more or less than our loss reserve estimates.

We have retained an independent actuarial consulting firm, the Tillinghast business of Towers, Perrin, Forster and Crosby, Inc. (which we refer to in this ‘‘Management’s Discussion and Analysis of Financial

Condition and Results of Operations’’ as the ‘‘consulting actuary’’), to perform a comprehensive study of our losses and LAE liability semi-annually. The role of our consulting actuary as an advisor to management is to conduct sufficient analyses to produce a range of reasonable estimates, as well as a point estimate, of our unpaid losses and LAE liability, and to present those results to management. The consulting actuary also renders an opinion, as required by statutory financial reporting requirements, as to the reasonableness of our provision for unpaid losses and LAE.

For purposes of analyzing claim payment and emergence patterns and trends over time, we compile and aggregate our claims data by grouping the claims according to the year or quarter in which the claim occurred (‘‘accident year’’ or ‘‘accident quarter’’), since each such group of claims is at a different stage of progression toward the ultimate resolution and payment of those claims. The claims data is aggregated and compiled separately for different types of claims and/or claimant benefits. For our Nevada business, where a substantial detailed historical database is available from the Fund (from which our Nevada insurance subsidiary, EICN, assumed assets, liabilities and operations in 2000), these separate groupings of benefit types include death, permanent total disability, permanent partial disability, temporary disability, medical care and vocational rehabilitation. Third party subrogation recoveries are separately analyzed and projected. For other states such as California, where a substantial and detailed history on our book of business is not available, and where industry data is in a generally more aggregated form, the analyses are conducted separately for medical care benefits, and for all disability and death (also called ‘‘indemnity’’) benefits combined.

The consulting actuary selects and applies a variety of generally accepted actuarial methods to our data. The methods applied vary somewhat according to the type of claim benefit being analyzed. The primary methods utilized in recent evaluations are as follows:

Paid Bornhuetter-Ferguson Method.    A method assigning partial weight to initial expected losses for each accident year and partial weight to observed paid losses. The weights assigned to the initial expected losses decrease as the accident year matures. This method is used to evaluate both our Nevada business and our other than Nevada business.

Reported Bornhuetter-Ferguson Method.    A method assigning partial weight to the initial expected losses and partial weight to observed reported loss dollars (paid losses plus case reserves). The weights assigned to the initial expected losses decrease as the accident year matures. This method is used to evaluate our other than Nevada business.

Paid Development Method.    A method using historical, cumulative paid losses by accident year and which develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years, adjusted as deemed appropriate for the expected effects of known changes in the workers’ compensation environment, and to the extent necessary supplemented by analyses of the development of broader industry data. This method is used to evaluate both our Nevada business and our other than Nevada business. For our Nevada business, an additional variant of this method is used that involves adjusting historical data for inflation to a common cost level, and projecting future loss payments at selected inflation rates.

Reported Development Method.    A method using historical, cumulative reported loss dollars by accident year and which develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years, adjusted as deemed appropriate for the expected effects of known changes in the workers’ compensation environment, and to the extent necessary supplemented by analyses of the development of broader industry data. This method is used to evaluate our other than Nevada business.

Frequency-Severity Method.    This method separately projects the ultimate number of claims for an accident year, based on historical claim reporting patterns, and the average cost per claim. The average cost per claim is projected both by inflation-adjusting other accident years’ average cost per claim, and by observing and extrapolating based on historical patterns the per-claim cost observed to date for the accident year. This method is used to evaluate our Nevada business.

Initial Expected Loss Method.    This method is used directly, and also as an input to the Bornhuetter-Ferguson methods. Initial expected losses for an accident year are based on one or more of:

industry-benchmark losses per dollar of payroll for the mix of employment classes insured in our Nevada business, prior evaluation dates’ projections of ultimate losses for the accident year, and by applying to premiums from our other than Nevada business a set of initial expected loss ratios selected after analyzing the development projections for each accident year, loss trends, statutory benefit changes, and rate changes.

Each of the methods listed above requires the selection and application of parameters and assumptions. The key parameters and assumptions are: the pattern with which our aggregate claims data will be paid or will emerge over time; claims cost inflation rates; and trends in the frequency of claims, both overall and by severity of claim. Of these, we believe the most important are the pattern with which our aggregate claims data will be paid or emerge over time and claims cost inflation rates. Each of these key items is discussed in the following paragraphs.

All of the methods depend in part on the selection of an expected pattern with which the aggregate claims data will be paid or will emerge over time. We compile, to the extent available, long-term and short-term historical data for our insurance subsidiaries, organized in a manner which provides an indication of the historical patterns with which claims have emerged and have been paid. To the extent that the historical data may not provide sufficient information about future patterns—whether due to environmental changes such as legislation or due to the small volume or short history of data for some segments of our business—benchmarks based on industry data, and forecasts made by industry rate bureaus regarding the effect of legislative benefit changes on such patterns, may be used to supplement, adjust, or replace patterns based on our subsidiaries’ historical data. Actuarial judgment is required in selecting the patterns to apply to each segment of data being analyzed, and our views regarding current and future claim patterns are among the factors that enter into our establishment of the losses and LAE reserves at each balance sheet date. When short-term averages or external rate bureau analyses indicate that the claims patterns are changing from historical company or industry patterns, that new or forecasted information typically is factored into the methodologies gradually, so that the projections will not overreact to what may turn out to be a temporary or unwarranted assumption about changes in patterns. When new claims emergence or payment patterns have appeared in the actual data repeatedly over multiple evaluations, those new patterns are given greater weight in the selection process. Because some claims are paid over many years, the selection of claim emergence and payment patterns involves judgmentally estimating the manner in which recently-occurring claims will develop many years or decades in the future, and it is likely that the actual development that will occur in the distant future could differ substantially from historical patterns or current projections. The current projections would differ if different claims development patterns were selected for each benefit type.

The expected pattern with which the aggregate claims data will be paid or will emerge over time is expressed as a percentage of ultimate losses that remain to be paid at each evaluation date for each accident year. A lower estimate of the percentage of aggregate claims dollars remaining to be paid, when applied in the actuarial methods, produces a lower dollar estimate of the unpaid loss. For example, the estimated percentage of losses expected to be paid more than 36 months after the start of the accident year has been as follows for the benefit types that account for most of our loss reserves:

	As of December 31,			As of June 30, 2006(1)
	2003	2004	2005
Nevada:
Medical	44 − 46%	43 − 45%	44 − 45%	45 − 48%
Permanent total disability	99	99	99	99
Fatals	92	92	92	92
Permanent partial disability	28	29	34	33
States other than Nevada:
Medical	41	51	52	55
Indemnity	41	42	41	35

(1)	The consulting actuary’s reserve analysis is only completed at June 30 and December 31 of each year. The consulting actuary’s reserve report for December 31, 2006 is, as of the date hereof, not in final form. Therefore, only information as of June 30, 2006 is reflected above.

These benefit types account for approximately 77% of our total losses and LAE reserves. The payment patterns are reviewed each year based on the observed recent and long-term patterns in our own historical data, recent and long-term patterns in industry data, and analyses of potential changes in patterns resulting from major legislative benefit changes. The changes in the payment patterns for Nevada are the result of these regular reviews of our historical data and updating of the actuarial judgments involved in selecting expected payment patterns. A range is shown for medical because multiple methods are used to select medical payment patterns in Nevada. The changes in the payment patterns used in states other than Nevada were significantly influenced by analysis of the anticipated effects of the 2003 California legislation relating to workers’ compensation benefits, as well as observations of our early experience as it emerged of claims experience subsequent to the enactment of that legislation. At each reserve evaluation, as more claims experience has emerged subsequent to that legislation, the post-legislative claims experience has been given increasing judgmental weight in the actuarial selection of expected future payment patterns. The actual payout pattern for the aggregate claims associated with an accident year will not be known until decades later, when all the claims are closed.

Several of the methods also involve adjusting historical data for inflation. For these methods, the inflation rates used in the analysis are judgmentally selected based on historical year-to-year movements in the cost of claims observed in the data of our insurance subsidiaries and in industry-wide data, as well as on broader inflation indices. The results of these methods would differ if different inflation rates were selected.

In projections using June 30, 2006 data, the methods that use explicit medical cost inflation assumptions included medical cost inflation assumptions ranging from 3.5% to 9%. Corresponding medical cost inflation assumptions in prior projections were 5.5% to 9% at December 31, 2005, 4.5% to 8% at December 31, 2004, and 2.5% to 8% at December 31, 2003. The selection of medical cost inflation assumptions for use in the actuarial methodologies in each of these analyses has been based on observed recent and longer-term historical medical cost inflation in our claims data and in the economy more generally. The rate of medical cost inflation as reflected in our historical medical payments per claim has averaged approximately 6.5% over the past five years, and approximately 6% over the past ten years. The rate of medical cost inflation in the general U.S. economy, as measured by the consumer price index—medical care, has averaged approximately 4.5% over the past five years, and approximately 4% over the past ten years.

Several of the actuarial methods depend on assumptions about claim frequency trends. We examine the overall movement in the frequency, or number, of claims, as well as movements in the relative frequency of claims of different severities, as measured by the proportions of claims receiving different levels of benefit payments. Judgments about the relative proportion of claims from the most recent years that ultimately will receive benefit payments at different levels are based on historical and recent levels and movements of our claim counts and form the basis for the projection of the ultimate number of claims that will receive benefits payments for each benefit type.

The methods employed for each segment of claims data, and the relative weight accorded to each method, vary depending on the nature of the claims segment and on the age of the claims. For claim or benefit types that pay out for many years, and for the most recent accident periods in which the claims are relatively immature, more weight is given to methods that tend to produce more stable results by including initial expected losses or claim severities that are estimated in part by reliance on other accident years adjusted for inflation and other factors to the level of the accident year being analyzed.

All of the actuarial methods described for our Nevada business are used for each of the different benefit types that are analyzed. For benefit types in which most of the loss dollars are paid out within several years of the claim occurrence (temporary total disability, permanent partial disability and vocational rehabilitation) the selection of ultimate losses for all but the most recent three to five accident years is based primarily on the results of the paid development method due to the expectation that ultimate losses for the mature years will be highly correlated with the losses that have been paid to date, and the selection of estimated ultimate losses for the least mature accident years gives consideration to the results of all of the methods with the paid development method given the least consideration in the least mature (that is, most recent) accident year. For benefit types that typically involve payments extending over many years or even decades (permanent total disability, dependent benefits on fatal claims, and medical care benefits) the ultimate losses for the most recent ten or more accident years may not be highly correlated with the amounts paid to date and thus the selection of estimated ultimate losses for these recent accident years is based primarily on the frequency-severity method, the paid Bornhuetter-Ferguson method and the initial expected loss method, all of which rely in part on long-term observations regarding the average cost of claims of the particular benefit type and, in the case of medical care benefits, also allow for explicit medical cost inflation assumptions. In states other than Nevada, the paid Bornhuetter-Ferguson, reported Bornhuetter-Ferguson, paid development, and reported development methods are used for all benefit types. All of our claims experience in these states is immature; as a result, the results of the Bornhuetter-Ferguson methods are given greater weight in the selection of estimated ultimate losses because these methods do not produce results that are as highly leveraged off our immature paid or reported claims experience.

For EICN, the analysis of unpaid loss is conducted on claims data prior to recognition of reinsurance, and a separate projection is made of future reinsurance recoveries, based on our reinsurance arrangements, and an analysis of large claims experience both for EICN and as reflected in industry-based benchmarks. The projections prior to recognition of reinsurance provide the basis for estimating gross-of-reinsurance unpaid losses, from which the projection of future reinsurance recoveries is subtracted to estimate net-of-reinsurance unpaid losses. For ECIC, the analysis of unpaid loss is conducted on claims data net of reinsurance, and a separate projection is made of future reinsurance recoveries, which is added to the estimated net-of-reinsurance unpaid losses to estimate gross-of-reinsurance unpaid losses. Finally, reinsurance pooling arrangements between EICN and ECIC are explicitly recognized by applying factors that reflect the portion of unpaid losses that EICN cedes to ECIC and that ECIC cedes to EICN.

Management and the consulting actuary separately analyze LAE and estimate unpaid LAE. This analysis relies primarily on examining the relationship between the aggregate amount that has been spent on LAE historically, as compared with the dollar volume of claims activity for the corresponding historical calendar periods. Based on these historical relationships, and judgmental estimates of the extent to which claim management resources are focused more intensely on the initial handling of claims than on the ongoing management of claims, the consulting actuary selects a range of future LAE estimates that is a function of the projected future claim payment activity. The portion of unpaid LAE that will be recoverable from reinsurers is estimated based on the contractual reinsurance terms.

Based on the results of the analyses conducted, the stability of the historical data, and the characteristics of the various claims segments analyzed, the consulting actuary selects a range of estimated unpaid losses and LAE and a point estimate of unpaid losses and LAE, for presentation to our management. The selected range is intended to represent the range in which it is most likely that the ultimate losses will fall. This range is narrower than the range of indications produced by the individual methods applied because it is not likely, although it is possible, that the high or low result will emerge for every state, benefit type and accident year. The consulting actuary’s point estimate of unpaid losses and LAE is based on a judgmental selection for each benefit type from within the range of results indicated by the different actuarial methods.

Management formally establishes loss reserves for financial statement purposes on a quarterly basis. In doing so, we make reference to the most current analyses of our consulting actuary (which are conducted at June 30 and December 31 each year), including a review of the assumptions and the results of the various actuarial methods used by the consulting actuary; we monitor our claim reporting and claim payment activity, and consider the claim frequency and claim severity trends indicated by the claim activity as well as any emerging claims environment or operational issues that may indicate changing trends; we monitor workers’ compensation industry trends as reported by industry rate bureaus, in the media, and other similar sources; we monitor our recoveries from reinsurance and from other third party sources; we monitor the expenses of managing claims; and we monitor the characteristics of the business we have written in the current quarter and prior quarters, including characteristics such as geographical location, type of business, size of accounts, historical claims experience, and pricing levels.

The case reserve component of our loss reserves is updated on an ongoing basis, in the normal course of claims examiners managing individual claims, and this component of our loss reserves at quarter-end is the sum of the case reserve as of quarter-end on each individual open claim.

Management determines the IBNR and LAE components of our loss reserves by establishing a point in the range of the consulting actuary’s most recent analysis of unpaid losses and LAE, which may be at a prior quarter-end, with the selection of the point based on management’s own view of recent and future claim emergence patterns, payment patterns, and trends, including: our view of the markets in which we are operating, including environmental conditions and changes in those markets; the characteristics of the business we have written in recent quarters; recent and pending recoveries from reinsurance; our view of trends in the future costs of managing claims; and other similar considerations as we view relevant.

If the consulting actuary’s most recent analysis is at a prior quarter-end, to bring our loss reserves to the current quarter-end, we then make an appropriate adjustment to our reserve for unpaid losses and LAE to account for our business activities in the most recent quarter, reflecting the actual claim payment and case reserving activity, newly reported claims, actual LAE expenditures, reinsurance and other recoveries, and the expected ultimate volume and cost of claims and LAE on the business we insured in the quarter.

The aggregate carried reserve calculated by management represents our best estimate of our outstanding unpaid losses and LAE. We believe that we should be conservative in our reserving practices due to the long tail nature of workers’ compensation claims payouts, the susceptibility of those future payments to unpredictable external forces such as medical cost inflation and other economic conditions, and the actual variability of loss reserve adequacy that we have observed in the workers’ compensation insurance industry.

At December 31, 2003, management’s best estimate of unpaid losses and LAE was $962.5 million, which was $73.5 million above the consulting actuary’s point estimate. In establishing its best estimate at December 31, 2003, management considered (i) the consulting actuary’s assumptions, point estimate and range, (ii) the inherent uncertainty of workers’ compensation unpaid loss and LAE liabilities and (iii) the particular uncertainties associated with (a) the potential effects on the cost and payout pattern of claims following workers’ compensation system reforms enacted by the California legislature in late 2003 and the future regulatory implementation of those reforms, (b) the uncertain cost of administering claims (LAE) in the reformed California system, (c) adverse development on California workers’ compensation losses and LAE reserves that some insurance companies had reported in recent years, (d) the limited historical experience of ECIC following its acquisition from Fremont in 2002 as a base for projecting future loss development, and (e) the degree of movement observed in EICN’s prior years’ projections of losses and LAE in Nevada following premium and market share reductions following EICN’s commencement of operations in 2000. Management did not quantify a specific loss reserve increment for each of these sources of uncertainty, but rather established an overall provision for unpaid losses and LAE that, in management’s opinion, represented a best estimate of unpaid losses and LAE at December 31, 2003 in light of the historical data, the consulting actuary’s assumptions, point estimate and range, current facts and circumstances, and the sources of uncertainty identified by management. Management’s best estimate of unpaid loss and LAE at December 31, 2003 fell within the consulting actuary’s range of estimates. The increase in management’s best estimate relative to the consulting actuary’s point estimate from December 31, 2002 to December 31, 2003 increased losses and LAE expense incurred by $3.3 million for the year ended December 31, 2003.

At December 31, 2004, management’s best estimate of unpaid losses and LAE was $1,089.8 million, which was $89.7 million above the consulting actuary’s point estimate. In establishing its best estimate at December 31, 2004, management considered (i) the consulting actuary’s assumptions, point estimate and range, (ii) the inherent uncertainty of workers’ compensation unpaid loss and LAE liabilities, and (iii) the particular uncertainties associated with (a) the potential effects on the cost and payout pattern of claims following workers’ compensation system reforms enacted by the California legislature in late 2003 and the regulatory implementation of those reforms, the effects of which will become clear over a number of years, (b) the uncertain cost of administering claims (LAE) in the reformed California system, (c) the rapid growth in the volume of our business in California, (d) the limited historical experience of ECIC to use as a base for projecting future loss development, (e) the degree of movement observed in EICN’s prior years’ projections of losses and LAE in Nevada following premium and market share reductions following EICN’s commencement of operations in 2000, (f) recent changes in EICN’s claim department processes, controls, and management, and (g) the legislative adoption of new guidelines for determining claimant permanent partial disability ratings in Nevada after October 2003. Management did not quantify a specific loss reserve increment for each of these sources of uncertainty, but rather established an overall provision for unpaid losses and LAE that, in management’s opinion, represented a best estimate of unpaid losses and LAE at December 31, 2004 in light of the historical data, the consulting actuary’s assumptions, point estimate and range, current facts and circumstances, and the sources of uncertainty identified by management. Management’s best estimate of unpaid losses and LAE at December 31, 2004 fell within the consulting actuary’s range of estimates. The increase in management’s best estimate relative to the consulting actuary’s point estimate from December 31, 2003 to December 31, 2004 increased losses and LAE expense incurred by $16.2 million for the year ended December 31, 2004.

At December 31, 2005, management’s best estimate of unpaid losses and LAE was $1,208.5 million, which was $84.3 million above the consulting actuary’s point estimate. In establishing its best estimate at December 31, 2005, management considered (i) the consulting actuary’s assumptions, point estimate and range, (ii) the inherent uncertainty of workers’ compensation unpaid losses and LAE liabilities, and (iii) the particular uncertainties associated with (a) the potential effects on the cost and payout pattern of claims following workers’ compensation system reforms enacted by the California legislature in late 2003 and the future regulatory implementation of those reforms, the effects of which will become clear over a number of years, but which our initial experience indicated were emerging favorably, (b) the uncertain cost of administering claims (LAE) in the reformed California system, (c) the potential for legislative and/or judicial reversal of the California reforms, (d) the rapid growth in the volume of our business in California, (e) the limited but growing historical experience of ECIC to use as a base for projecting future loss development, (f) the degree of movement observed in EICN’s prior years’ projections of losses and LAE in Nevada following continued premium and market share reductions, (g) recent changes in EICN’s claim department processes, controls and management, (h) the legislative adoption of future cost-of-living increases on permanent total disability payments on injuries occurring January 1, 2005 and after in Nevada, and (i) the degree to which our reinsurance protection will absorb our unanticipated development on years subject to the LPT Agreement and on large claims in excess of our current reinsurance retention. Management did not quantify a specific loss reserve increment for each of these sources of uncertainty, but rather established an overall provision for unpaid losses and LAE that, in management’s opinion, represented a best estimate of unpaid losses and LAE at December 31, 2005 in light of the historical data, the consulting actuary’s assumptions, point estimate and range, current facts and circumstances, and the sources of uncertainty identified by management. Management’s best estimate of unpaid losses and LAE at December 31, 2005 fell within the consulting actuary’s range of estimates. The decrease in management’s best estimate relative to the consulting actuary’s point estimate from December 31, 2004 to December 31, 2005 decreased losses and LAE expense incurred by $5.4 million for the year ended December 31, 2005.

At June 30, 2006, management’s best estimate of unpaid losses and LAE was $1,276.2 million, which was $155.2 million above the consulting actuary’s point estimate at June 30, 2006. The consulting actuary’s range of reasonable estimates and point estimate were not yet available at the time management established its best estimate. In establishing its best estimate at June 30, 2006, management considered (i) the consulting actuary’s December 31, 2005 assumptions, point estimate and range, (ii) the volume and perceived profitability trends of the business during the first two quarters of 2006, and the volume of claims activity during the first two quarters of 2006, (iii) the inherent uncertainty of workers’ compensation unpaid losses and LAE liabilities, and (iv) the particular uncertainties associated with (a) the potential effects on the cost and payout pattern of claims following workers’ compensation system reforms enacted by the California legislature in late 2003 and the future regulatory implementation of those reforms, the effects of which will become clear over a number of years, but which our initial experience indicated were emerging favorably, (b) the uncertain cost of administering claims (LAE) in the reformed California system, (c) the potential for legislative and/or judicial reversal of the California reforms, (d) the rapid growth in the volume of our business in California, (e) the limited but growing historical experience of ECIC to use as a base for projecting future loss development, (f) prior years’ changes in EICN claim department processes, controls and management and (g) the degree of movement observed in EICN’s prior years’ projections of losses and LAE in Nevada following continued premium and market share reductions. Management did not quantify a specific loss reserve increment for each of these sources of uncertainty, but rather established an overall provision for unpaid losses and LAE that, in management’s opinion, represented a best estimate of unpaid losses and LAE at June 30, 2006 in light of the historical data, the consulting actuary’s assumptions, point estimate and range from prior analyses, current facts and circumstances, and the sources of uncertainty identified by management. Management’s best estimate of unpaid losses and LAE at June 30, 2006 fell within the consulting actuary’s range of estimates, although such range was not available at the time management established its best estimate. The results of the consulting actuary’s study and determination of a point estimate at June 30, 2006 indicated that management’s best estimate had increased by $70.9 million relative to the consulting actuary’s point estimate from December 31, 2005 to June 30, 2006. The key factor contributing to the increase in management’s best estimate relative to the consulting actuary’s point estimate at June 30, 2006, was the continuing favorable emergence and payment levels in our subsidiaries’ claims experience, relative to prior projections. In projecting future losses and LAE to estimate the unpaid losses and LAE at an evaluation date, we and the consulting actuary must make judgments as to whether this favorable claims experience will persist in the future, or whether the emergence and payment of claims will revert to historical levels. At June 30, 2006, the consulting actuary gave greater weight in some of the actuarial methodologies to the continuing favorable emergence of losses than management did. During the three months ended September 30, 2006, management reviewed and evaluated the consulting actuary’s analysis, reviewed and evaluated the continuing favorable emergence and payment levels in our subsidiaries’ claims experience, and made a corresponding adjustment to its reserve for unpaid losses as of September 30, 2006, including a $68.9 million reduction from June 30, 2006 to September 30, 2006 in our estimate of losses and LAE for prior accident years. Subsequent to September 30, 2006 and in connection with a fourth quarter review of unpaid losses and LAE reserves, including our review and evaluation of the consulting actuary’s analysis, management identified continuing favorable emergence and payment levels, and made a corresponding downward adjustment of $20 million in our reserves for unpaid losses and LAE which primarily related to prior accident years as of December 31, 2006.

At September 30, 2006, management’s best estimate of unpaid losses and LAE was $1,209.5 million. The consulting actuary does not perform an analysis at March 31 or September 30 of each year. In establishing its best estimate at September 30, 2006, management considered (i) the consulting actuary’s June 30, 2006 assumptions, point estimate and range, (ii) the volume and perceived profitability trends of the business during the quarter, and the volume of claims activity during the quarter, (iii) the inherent uncertainty of workers’ compensation unpaid losses and LAE liabilities, and (iv) the particular uncertainties associated with (a) the potential effects on the cost and payout pattern of claims following workers’ compensation system reforms enacted by the California legislature in late 2003 and the regulatory implementation of those reforms, many effects of which will become clear over a number of years, but which our initial experience continues to indicate are emerging favorably, (b) the uncertain cost of administering claims (LAE) in the reformed California system, (c) the rapid growth in the volume of our business in California, (d) the limited but growing historical experience of ECIC to use as a base for projecting future loss development, (e) prior years’ changes in EICN’s claim department processes, controls and management, and (f) the degree of movement observed in our prior years’ projections of losses and LAE. Management established an overall provision for unpaid losses and LAE that, in management’s opinion, represented a best estimate of unpaid losses and LAE at September 30, 2006 in light of the historical data, the consulting actuary’s assumptions, point estimate and range from prior analyses, current facts and circumstances, and the sources of uncertainty identified by management.

The table below provides the consulting actuary’s range of estimated liabilities for unpaid losses and LAE and our carried reserves at the dates shown:

	As of December 31,			As of June 30, 2006(1)
	2003	2004	2005
	(in thousands)
Low end of consulting actuary’s range	$827,913	$931,409	$1,024,849	$1,029,451
Carried reserves	962,457	1,089,814	1,208,481	1,276,205
High end of consulting actuary’s range	1,000,079	1,146,754	1,293,028	1,287,612

(1)	The consulting actuary’s reserve analysis is only completed at June 30 and December 31 of each year. The consulting actuary’s reserve report for December 31, 2006 is, as of the date hereof, not in final form. Therefore, only information as of June 30, 2006 is reflected above.

Loss reserves are our estimates at a given point in time of our ultimate liability for the cost of claims and of the cost of managing those claims, and are inherently uncertain. It is likely that the ultimate liability will differ from our estimates, perhaps significantly. Such estimates are not precise in that, among other things, they are based on predictions of future claim emergence and payment patterns and estimates of future trends in claim frequency and claim cost. These estimates assume that the claim emergence and payment patterns, claim inflation and claim frequency trend assumptions implicitly built into our selected loss reserve will continue into the future. Unexpected changes in claim cost inflation can occur through changes in general inflationary trends, changes in medical technology and procedures, changes in wage levels and general economic conditions and changes in legal theories of compensability of injured workers and their dependents. Furthermore, future costs can be influenced by changes in workers’ compensation statutory benefit structure, and benefit administration and delivery.

In applying actuarial techniques, judgment is required to determine the relevance of historical claim emergence and payment patterns and other historical data, external industry benchmark data, information about current economic conditions such as inflation, and recent changes in environmental conditions such as legislation as well as company operational changes in selecting parameters for those techniques under current facts and circumstances. Judgment also is required in selecting from among the loss indications produced by the several actuarial techniques that are used. From evaluation to evaluation, it often is appropriate to adjust the various methods and parameters used in the projection of losses to reflect the expected or estimated effect of such factors. Even after such adjustments, ultimate liability may exceed or be less than the revised estimates.

Estimates of ultimate losses and LAE may change from one balance sheet date to the next when actual claim payment or changes in individual case reserve estimates between those dates differs from the expected claim activity underlying the prior loss reserve estimate, and when actual LAE expenditures differ from expected expenditure levels underlying the prior LAE reserve estimate. As actual losses and LAE expenditures occur during a calendar period, they replace the portion of prior estimates of unpaid losses and LAE that relate to that period. In addition, the parameters used in the various methods and the relative weight accorded to the results of the different actuarial methods, all of which require judgment, may change as a result of observing that the actual pattern of expenditures differs from prior expectations, as well as based on new industry wide data and benchmarks derived from that data, when available. The parameters and weights used in estimating ultimate losses may also change when external conditions—such as the statutory benefit structures or the manner in which it is being interpreted and administered, or inflation—differ from expectations underlying the prior estimate of ultimate losses, and when the effects of factors related to internal operations differ from expectations underlying the prior estimate of ultimate losses.

Each of the actuarial methods used in the analysis and estimation of unpaid losses and LAE depend in part on the selection of an expected pattern with which the aggregate claims data will be paid or will emerge over time, and the assumption that this expected pattern will prevail into the future. We select relevant patterns as part of the periodic review and projection of unpaid losses and LAE. In selecting these patterns, we examine, to the extent available, long-term and short-term historical data for our insurance subsidiaries, benchmarks based on industry data and forecasts made by industry rate bureaus regarding the effect of legislative benefit changes on such patterns. Actuarial judgment is required in selecting the patterns to apply to each segment of data being analyzed.

Management judgment is required in selecting the amount of the loss reserve to record on our financial statements. Management reviews the various actuarial projections, the assumptions underlying those projections, the range of indications produced by the actuarial methods and the actual long-term and recent emergence and payment of claims. Management also considers the environmental conditions in which the insurance subsidiaries are doing business. In addition, management considers the degree of uncertainty associated with the estimates based on the degree of change that has occurred or is occurring in the environment and in operations.

The following table provides a reconciliation of the beginning and ending loss reserves for each of 2003, 2004 and 2005 and the nine months ended September 30, 2006 on a GAAP basis:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2006
	(in thousands)
Unpaid losses and LAE at beginning of period	$2,212,368	$2,193,439	$2,284,542	$2,349,981
Less reinsurance recoverables excluding bad debt allowance on unpaid losses	1,304,042	1,230,982	1,194,728	1,141,500
Net unpaid losses and LAE at beginning of the period	908,326	962,457	1,089,814	1,208,481
Losses and LAE, net of reinsurance, incurred in:
Current year	237,456	289,544	333,497	192,080
Prior years	(69,209)	(37,582)	(78,053)	(81,721)
Total net losses and LAE incurred	168,247	251,962	255,444	110,359
Deduct payments for losses and LAE, net of reinsurance related to:
Current year	33,169	33,475	40,116	25,556
Prior years	80,947	91,130	96,661	83,796
Total net payments for losses and LAE during the current period	114,116	124,605	136,777	109,352
Ending unpaid losses and LAE, net of reinsurance	962,457	1,089,814	1,208,481	1,209,488
Reinsurance recoverable excluding bad debt allowance on unpaid losses and LAE	1,230,982	1,194,728	1,141,500	1,106,071
Ending unpaid losses and LAE, gross of reinsurance	$2,193,439	$2,284,542	$2,349,981	$2,315,559

Estimates of incurred losses and LAE attributable to insured events of prior years decreased due to continued favorable development in such prior accident years (actual losses and LAE paid and current projections of unpaid losses and LAE were less than we originally anticipated). The reduction in the liability for unpaid losses and LAE was $69.2 million, $37.6 million, $78.1 million and $81.7 million for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively.

The major sources of this favorable development have been: actual paid losses have been less than expected, recalibration of selected patterns of claims emergence and claim payment used in the projection of future loss payment, and LAE in our Nevada business has been less than expected. However, this favorable development has been partially offset by the fact that LAE in our California business has been greater than expected. LAE parameters used to project future LAE expenditures have been adjusted in response to the actual observed levels of LAE. These sources of development are discussed in the following paragraphs.

In California, in particular, where our operations began on July 1, 2002, the consulting actuary’s and management’s initial expectations of the ultimate level of losses and patterns of loss emergence and loss payment necessarily were based on benchmarks derived from analyses of historical insurance industry data in California, as no historical data from our California insurance subsidiary existed and, although some historical data was available for the prior years for some of the market segments we entered in California, that data was limited as to the number of loss reserve evaluation points available. The industry-based benchmarks were adjusted judgmentally for the anticipated impact of significant environmental changes, specifically the enactment of major changes to the statutory workers’ compensation benefit structure and the manner in which claims are administered and adjudicated in California. The actual emergence and payment of claims by our California insurance subsidiary has been more favorable than those initial expectations, due at least in part, we believe, to the impact of enactment of the major changes in the California environment. Other insurance companies writing California workers’

compensation insurance have also experienced emergence and payment of claims more favorable than anticipated. At each evaluation date, the projected claim activity underlying the prior loss reserves has been replaced by the actual claim activity, and the expectation of future emergence and payment of California claims underlying the actuarial projections has been reevaluated periodically based both on our insurance subsidiaries’ emerging experience and on updating the benchmarks that are derived from observing and analyzing the insurance industry data for California workers’ compensation. The change in incurred losses and LAE attributable to prior years as a result of business outside Nevada, predominantly California, was $(25.1) million, $(11.9) million, $48.2 million and $86.0 million for the years ended December 31, 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively. In states other than California and Nevada, our insurance subsidiaries’ operations are new and represent a minor portion of our loss reserves. Losses for those states are included with the California losses for purposes of estimating future loss development.

In Nevada, we have compiled a lengthy history of workers’ compensation claims payment patterns based on the business of the Fund and EICN, but the emergence and payment of claims in recent years has been more favorable than in the long-term history in Nevada with the Fund. The expected patterns of claim payment and emergence used in the projection of our ultimate claims payments are based on both the long-term and the short-term historical data. In recent evaluations, the selection of claim projection patterns has relied more heavily on the patterns observed in the short-term historical data, as recent years’ claims have continued to emerge in a manner consistent with that short-term historical data. Also, at each evaluation date, the projected claim payments underlying the prior loss reserves were replaced by the actual claim payment activity that occurred during the calendar year. The change in incurred losses and LAE attributable to prior years attributable to business in Nevada was $94.3 million, $49.5 million, $29.9 million and $(4.3) million for the years ended December 31, 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.

The estimate of the future cost of handling claims, or LAE, depends primarily on examining the relationship between the aggregate amount that has been spent on LAE historically, as compared with the dollar volume of claims activity for the corresponding historical periods. For our insurance subsidiaries’ business in Nevada, as a result of operational improvements and reductions in staff count to align with the current and anticipated volume of business in the state, our expenditures on LAE in recent years have been lower than historical levels. As these operational improvements and staffing levels have been reflected in the actual emerging LAE expenditures and in the projection of future LAE, the estimates of future LAE have reduced. For our insurance subsidiaries’ operations in California, initial expectations of LAE when operations commenced in California were based on the assumptions used by management in pricing the California business, and on some limited historical data for the market segments we were entering. As our operations in California have matured, and as data relating to our subsidiaries’ and industry claim handling expenses reflective of the new workers’ compensation benefit environment in California have become available, the expectations of LAE underlying the projection of future LAE have been adjusted to reflect that actual costs of administering claims has been greater than the initial expectations. This has resulted in an increase in the projected future cost of administering California claims. The changes in our estimates of the cost of future LAE in California and Nevada are included in the California and Nevada development results cited in the preceding two paragraphs.

We review our loss reserves each quarter and, as mentioned earlier, our consulting actuary assists our review by performing an actuarial analysis and projection of unpaid losses and LAE twice each year. We may adjust our reserves based on the results of our reviews and these adjustments could be significant. If we change our estimates, these changes are reflected in our results of operations during the period in which they are made. Our actual claims and LAE experience and emergence in recent years has been more favorable than anticipated in prior evaluations, although our California LAE has been higher than initially anticipated. Our insurance subsidiaries have been operating in a period of dramatically changing environmental conditions in our major markets, entry into new markets, and operational changes. During periods characterized by such changes, at each evaluation, the consulting actuary and management must make judgments as to the relative weight to accord to long-term historical and recent company data, external data, evaluations of environmental changes, and other factors in selecting the methods to use in projecting ultimate losses and LAE, the parameters to incorporate in those methods, and the relative weights to accord to the different projection indications. Since the loss reserves are providing for claim payments that will emerge over many years, if management’s projections and loss reserves were established in a manner that reacted quickly to each new emerging trend in the data or in the environment, there would be a high likelihood that future adjustments, perhaps significant in magnitude, would be required to correct for trends that turned out not to be persistent. At each balance sheet evaluation, some losses and LAE projection methods have produced indications above the loss reserve selected by management, and some losses and LAE projection methods have produced indications lower than the loss reserve selected by management. At each evaluation, management has given weight to new data, recent indications, and evaluations of environmental conditions and changes that implicitly reflect management’s expectation as to the degree to which the future will resemble the most recent information and most recent changes, as compared with long-term claim payment, claim emergence, and claim cost inflation patterns. As patterns and trends recur consistently over a period of quarters or years, management gives greater implicit weight to these recent patterns and trends in developing our future expectations. In our view, in establishing loss reserves at each historical balance sheet date, we have used prudent judgment in balancing long-term data and recent information.

It is likely that ultimate losses and LAE will differ from the loss reserves recorded in our September 30, 2006 balance sheet. Actual losses and LAE payments could be greater or less than our projections, perhaps significantly. The following paragraphs discuss several potential sources of such deviations, and illustrate their potential magnitudes.

In recent years, emerging claims costs and claim emergence and payment patterns have improved dramatically. The largest driver of this improvement has been California reform. As we observe continuing improvement in development, we have given significant weight to this emerging trend in projecting and selecting estimated ultimate losses and LAE. The amount of weight to allocate between the emerging trend and historical benchmark patterns is judgmental. We have given significant weight to the emerging trends in our selection of loss reserves as of September 30, 2006. However, recent data points from our business in California, as well as from insurance industry experience for California workers’ compensation, indicate emergence patterns more favorable than those implicitly underlying our loss reserves. If future emergence matches those more favorable patterns, our current loss reserves could develop favorably over time. If future claims emergence more closely resembles long term historical industry patterns, then our current loss reserves could develop unfavorably over time. In Nevada, we have seen a significant improvement in claims emergence and claims payment patterns in recent years, and have given these improved patterns significant weight in establishing loss reserves for our Nevada business. If future emergence in Nevada more closely resembles long term historical patterns of the predecessor Fund, then our current loss reserves could develop unfavorably over time.

For loss adjustment expense, particularly in Nevada, our projections assume a long term cost of managing claims that is greater than the recent levels of LAE produced by our insurance subsidiaries’ current operating model, but is less than the levels of LAE expended in more distant historical past years by our insurance subsidiaries and by the Fund. Future changes in claims operations, while not currently planned or contemplated, could result in future actual LAE and future projections of LAE that may differ from current estimates. If future levels of LAE match recent levels of LAE, our current reserves for LAE could develop favorably over time; if future levels of LAE return to older historical levels, our current reserves for LAE could develop unfavorably over time.

Some of the actuarial projection methods also rely on a selection of claim cost inflation rates. If actual claim cost inflation differs from expectations underlying prior selections, or as environmental conditions in the states in which we do business or in the economy generally change, we will reevaluate and may change the selected claim cost inflation rate in future analyses. Such a change in assumptions would cause the results of some of the actuarial methods to change from one evaluation to the next. The ultimate cost of our claims will depend in part on actual inflation rates in future years, which may differ from the inflation expectations implicit in our loss reserves.

More than 45% of our claims payments during the three years ended December 31, 2005 has related to medical care for injured workers. The utilization and cost of medical services in the future is a significant source of uncertainty in the establishment of loss reserves for workers’ compensation. In recent years, our medical costs per claim have been rising at an average rate of approximately 6.5% per year. Some of our projection methods include explicit assumptions about future medical claim cost inflation. In projections using June 30, 2006 data, the methods that use explicit medical cost inflation assumptions have included medical claim cost inflation assumptions ranging from 3.5% to 9%. Future medical claim cost inflation, whether due to changing medical technology, utilization of medical services, or the cost of medical services, could fall outside this range. We are not able to state the rate of medical cost inflation that is assumed in our loss reserves because our loss reserves are established based on reviewing the results of actuarial methods that do not contain explicit medical claim cost inflation rates, as well as methods that do contain explicit medical claim cost inflation rates. However, because medical care will be provided over many years, and in some cases decades, to the injured workers who have open claims, the pace of medical claim cost inflation has a significant impact on our ultimate claim payments. For example, if the rate of medical claim cost inflation increases by 1% above the inflation rate that is implicitly included in the loss reserves at September 30, 2006, we estimate that future medical costs over the lifetime of the current claims would increase by approximately $60 million for EICN and by approximately $15 million for ECIC, on a net-of-reinsurance basis.

Our reserve estimates reflect expected increases in the costs of contested claims and assume we will not be subject to losses from significant new legal liability theories. While it is not possible to predict the impact of changes in this environment, if expanded legal theories of liability emerge, our IBNR claims may differ substantially from our IBNR reserves. Our reserve estimates assume that there will not be significant future changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business.

The range of potential variation of actual ultimate losses and LAE from our current reserve for unpaid losses and LAE is difficult to estimate because of the significant environmental changes in our markets, particularly California, and because our insurance subsidiaries do not have a lengthy operating history in our markets outside Nevada.

Furthermore, the methodologies we currently employ in evaluating our losses and LAE liability do not allow us to quantify the sensitivity of our losses and LAE reserves to reasonably likely changes in the underlying key assumptions. Management will refine its methodologies to provide for such capability in the future.

The range of estimates of unpaid losses and LAE produced by our consulting actuary and the foregoing discussion of the impact of medical cost inflation provide some indication of the potential variability of future losses and LAE payments. If the actual unpaid losses and LAE were at the high or the low end of the consulting actuary’s range (see the table above), the impact on our financial results would be as follows:

	December 31, 2003	December 31, 2004	December 31, 2005	June 30, 2006(1)
	(in thousands)
Increase (decrease) in reserves:
At low end of range	$(134,544)	$(158,404)	$(183,630)	$(246,755)
At high end of range	37,622	56,941	84,549	11,406
Increase (decrease) in equity and net income:
At low end of range	$87,454	$102,963	$119,360	$160,391
At high end of range	(24,454)	(37,012)	(54,957)	(7,414)

(1)	The consulting actuary’s reserve analysis is only completed at June 30 and December 31 of each year. The consulting actuary’s reserve report for December 31, 2006 is, as of the date hereof, not in final form. Therefore, only information as of June 30, 2006 is reflected above.

However, the consulting actuary’s range represents an estimated range in which it is most likely that the ultimate losses and LAE will fall, based on the consulting actuary’s review of the results of the various methodologies and parameters used by the consulting actuary in the projection of losses and LAE. Each different actuarial method may produce a different indication of unpaid losses and LAE because each method relies in different ways on assumptions about the future. For example, the loss development methods are based on an assumption that the selected pattern of emergence or payout of claims will recur in the future, the frequency-severity method is based on an assumption that the most recent year’s ultimate average cost per claim can be estimated by inflation-adjusting other accident years’ average cost per claim and by extrapolating based on historical patterns the per-claim cost observed to date for the accident year, the initial expected loss method assumes that the ultimate losses can be estimated based on the payroll of workers insured by us and a benchmark loss cost per payroll or as a percentage of premium, and the Bornhuetter-Ferguson methods rely on a combination of these assumptions. Actual losses are affected by a more complex combination of forces and dynamics than any one model or methodology can represent, and each actuarial methodology is an approximation of these complex forces and dynamics, and thus each different actuarial methodology may produce different indications of unpaid losses and LAE. None of the methods is designed or intended to produce an indication that is systematically higher or lower than the other methods. Nonetheless, at any given evaluation date, some of the actuarial projection methods produce indications outside this range, and the selection of reasonable alternative methods or reasonable alternative parameters in the actuarial projection process would produce an even wider range of potential outcomes, both above and below the range shown. Accordingly, we believe that the range of potential outcomes is considerably wider than the consulting actuary’s estimated range of the most likely outcomes. The magnitude of adjustments to prior years’ reserves for unpaid losses and LAE reserves that we have made at December 31, 2003, 2004 and 2005 and at September 30, 2006, decreases of $69.2 million, $37.6 million, $78.1 million, and $81.7 million respectively—also illustrate that changes in estimates of unpaid losses and LAE can be significant from year to year. We do not have a basis for anticipating that actual future payments of losses and LAE are more likely to be either greater than or less than the reserve for unpaid losses and LAE on our current balance sheet.

Reinsurance Recoverables

Reinsurance recoverables represent: (1) amounts currently due from reinsurers on paid losses and LAE, (2) amounts recoverable from reinsurers on case basis estimates of reported losses and (3) amounts recoverable from reinsurers on actuarial estimates of IBNR for losses and LAE. These recoverables, by necessity, are based upon our current estimates of the underlying losses and LAE, and are reported on our balance sheet separately as assets, as reinsurance does not relieve us of our legal liability to policyholders. We bear credit risk with respect to the reinsurers, which can be significant considering that some of the unpaid losses and LAE remain outstanding for an extended period of time. Reinsurers might refuse or fail to pay losses that we cede to them, or they might delay payment. We are required to pay losses even if a reinsurer refuses or fails to meet its obligations under the applicable reinsurance agreement. We continually monitor the financial condition and rating agency ratings of our reinsurers. We require reinsurers that are not admitted reinsurers in Nevada and California (where EICN and ECIC, respectively, are domiciled) to collateralize their share of the unearned premiums and unpaid loss reserves in order that our insurance subsidiaries receive credit for reinsurance on their statutory financial statements. Since our inception in 2000, no material amounts due from reinsurers have been written-off as uncollectible and, based on this experience, we believe that amounts currently reflected in our consolidated financial statements will similarly require no material prospective adjustment.

Under the LPT Agreement, the Fund initially ceded $1.525 billion in liabilities for the incurred but unpaid losses and LAE related to claims incurred prior to July 1, 1995, for consideration of $775 million in cash. As of September 30, 2006, the estimated remaining liabilities subject to the LPT Agreement were approximately $1 billion. Losses and LAE paid with respect to the LPT Agreement totaled approximately $353.6 million at September 30, 2006.

We account for the LPT Agreement in accordance with FAS 113, Accounting and Reporting for Reinsurance of Short-Term and Long-Duration Contracts, and as retroactive reinsurance. Upon entry into the LPT Agreement, an initial deferred reinsurance gain was recorded as a liability in our consolidated balance sheet. This gain is being amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries, and the amortization is reflected in losses and LAE. In addition, we are entitled to receive a contingent commission under the LPT Agreement. The contingent commission is estimated based on both actual results to date and projections of expected ultimate losses under the LPT Agreement. Increases and decreases in the estimated contingent commission are reflected in our commission expense in the year that the estimate is revised.

Recognition of Premium Revenue

All premium revenue is recognized over the period of the contract in proportion to the amount of insurance protection provided. The insurance premiums we charge are billed to our policyholders either annually or under various installment plans based on the estimated annual premium under the policy terms. At the end of the policy term, payroll-based premium audits are performed on substantially all policyholder accounts to determine net premiums earned for the policy year. Earned but unbilled premiums include estimated future audit premiums. Estimates of future audit premiums are based on our historical experience. These estimates are subject to changes in policyholders’ payrolls due to growth, economic conditions and seasonality. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known. Any such adjustments are included in current operations. Since our inception in 2000, there have been no material adjustments of our accrual for earned but unbilled premium and, based on this experience, and, although considerable variability is inherent in such estimates, we believe that amounts currently reflected in our consolidated financial statements will similarly require no material prospective adjustment.

Deferred Policy Acquisition Costs

We defer commission expenses, premium taxes and certain marketing, sales, underwriting and safety costs that vary with and are primarily related to the acquisition of insurance policies. These acquisition costs are capitalized and charged to expense ratably as premiums are earned. In calculating deferred policy acquisition costs, these costs are limited to their estimated realizable value, which gives effect to the premiums to be earned, anticipated losses and settlement expenses and certain other costs we expect to incur as the premiums are earned, less related net investment income. Judgments as to the ultimate recoverability of these deferred policy acquisition costs are highly dependent upon estimated future profitability of unearned premiums. If the unearned premiums were less than our expected claims and expenses after considering investment income, we would reduce the deferred costs. Estimated future profitability is calculated as the sum of expected claims costs, claims adjustment expenses, expected dividends to policyholders, unamortized acquisition costs and policy maintenance costs relative to the related unearned premiums. Any deficiency would first be recognized by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If the deficiency were greater than unamortized acquisition costs, a liability would be accrued for the excess deficiency. We do consider anticipated investment income when determining if a deficiency exists. Since our inception in 2000, we have had no write-offs due to such deficiencies and, based on this experience, we believe that amounts currently reflected in our consolidated financial statements will similarly require no material prospective adjustment.

Deferred Income Taxes

We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities resulting from a tax rate change impacts our net income or loss in the reporting period that includes the enactment date of the tax rate change. Our income tax returns are subject to audit by the Internal Revenue Service and various state tax authorities. Significant disputes may arise with these tax authorities involving issues of the timing and amount of deductions and allocations of income among various tax jurisdictions because of differing interpretations of tax laws and regulations. We periodically evaluate our exposures associated with tax filing positions. Although we believe our positions comply with applicable laws, we record liabilities based upon estimates of the ultimate outcomes of these matters.

In assessing whether our deferred tax assets will be realized, management considers whether it is more likely than not that we will generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. If necessary, we establish a valuation allowance to reduce the deferred tax assets to the amounts that are more likely than not to be realized.

Valuation of Investments

Our investments in fixed maturity investments and equity securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of equity, net of deferred taxes as a component of accumulated other comprehensive income.

Realized gains and losses on sales of investments are recognized in operations on the specific identification basis.

Impairment of Investment Securities.    Impairment of an investment security results in a reduction of the carrying value of the security and the realization of a loss when the fair value of the security declines below our cost or amortized cost, as applicable, for the security and the impairment is deemed to be other-than-temporary. We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of our investments. We consider various factors in determining if a decline in the fair value of an individual security is other-than-temporary. Some of the factors we consider include:

•	how long and by how much the fair value of the security has been below its cost;

•	the financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings;

•	our intent and ability to keep the security for a sufficient time period for it to recover its value;

•	any downgrades of the security by a rating agency; and

•	any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

The amount of any write-downs is determined by the difference between cost or amortized cost of the investment and its fair value at the time the other-than-temporary decline was identified. See ‘‘Business—Investments.’’ Since our inception in 2000, we have recorded write-downs for investment securities considered to be other-than-temporarily impaired of an aggregate of $5.4 million.

Measurement of Results

We evaluate our operations by using the following key measures:

Gross Premiums Written.    Gross premiums written is the sum of both direct premiums written and assumed premiums written before the effect of ceded reinsurance and the intercompany pooling agreement. Direct premiums written represent the premiums on all policies our insurance subsidiaries have issued during the year. Assumed premiums written represent the premiums that our insurance subsidiaries have received from an authorized state-mandated pool or under previous fronting facilities. The primary fronting facility was between ECIC and Clarendon and that arrangement is now in run-off. We use gross premiums written, which excludes the impact of premiums ceded to reinsurers, as a measure of the underlying growth of our insurance business from period to period.

Net Premiums Written.    Net premiums written is the sum of direct premiums written and assumed premiums written less ceded premiums written. Ceded premiums written is the portion of direct premiums written that we cede to our reinsurers under our reinsurance contracts. We use net premiums written, primarily in relation to gross premiums written, to measure the amount of business retained after cession to reinsurers.

Net Premiums Earned.    Net premiums earned represents that portion of net premiums written equal to the expired portion of the time for which insurance protection was provided during the financial year and is recognized as revenue. Net premiums earned are used to calculate the losses and LAE, underwriting and other operating expense and combined ratios, as indicated below.

Losses and LAE Ratio.    The losses and LAE ratio is a measure of the underwriting profitability of an insurance company’s business. Expressed as a percentage, this is the ratio of losses and LAE to net premiums earned.

Like many insurance companies, we analyze our losses and LAE ratios on a calendar year basis and on an accident year basis. A calendar year losses and LAE ratio is calculated by dividing the losses and LAE incurred during the calendar year, regardless of when the underlying insured event occurred, by the net premiums earned during that calendar year. The calendar year losses and LAE ratio includes changes made during the calendar year in reserves for losses and LAE established for insured events occurring in the current and prior periods. A calendar year losses and LAE ratio is calculated using premiums and losses and LAE that are net of amounts ceded to reinsurers.

An accident year losses and LAE ratio, or losses and LAE for insured events that occurred during a particular year divided by the premiums earned for the year, is calculated by dividing the losses and LAE, regardless of when such losses and LAE are incurred, for insured events that occurred during a particular year by the net premiums earned for that year. An accident year losses and LAE ratio is calculated using premiums and losses and LAE that are net of amounts ceded to reinsurers. An accident year losses and LAE ratio for a particular year can decrease or increase when recalculated in subsequent periods as the reserves established for insured events occurring during that year develop favorably or unfavorably, respectively, whereas the calendar year losses and LAE ratio for a particular year will not change in future periods. This ratio is an operating ratio based on our statutory financial statements and is not derived from our GAAP financial information.

We analyze our calendar year losses and LAE ratio to measure our profitability in a particular year and to evaluate the adequacy of our premium rates charged in a particular year to cover expected losses and LAE from all periods, including development (whether favorable or unfavorable) of reserves established in prior periods. In contrast, we analyze our accident year losses and LAE ratios to evaluate our underwriting performance and the adequacy of the premium rates we charged in a particular year in relation to ultimate losses and LAE from insured events occurring during that year.

While calendar year losses and LAE ratios are useful in measuring our profitability, we believe that accident year losses and LAE ratios are more meaningful in evaluating our underwriting performance for any particular year because an accident year losses and LAE ratio better matches premium and loss information. Furthermore, accident year losses and LAE ratios are not distorted by adjustments to reserves established for insured events that occurred in other periods, which may be influenced by factors that are not generally applicable to all years. The losses and LAE ratios provided in this prospectus are calendar year losses and LAE ratios, except where they are expressly identified as accident year losses and LAE ratios.

Commission Expense Ratio.    Commission expense ratio is the ratio (expressed as a percentage) of commission expense to net premiums earned and measures the effectiveness of compensating agents and brokers for the business we have underwritten.

Underwriting and Other Operating Expense Ratio.    The underwriting and other operating expense ratio is the ratio (expressed as a percentage) of underwriting and other operating expense to net premiums earned, and measures an insurance company’s operational efficiency in producing, underwriting and administering its insurance business.

Combined Ratio.    The combined ratio is a measure used in the property and casualty insurance business to show the profitability of an insurer’s underwriting, and it represents the percentage of each premium dollar spent on claims and expenses. The combined ratio is the sum of the losses and LAE ratio, the commission expense ratio and the underwriting and other operating expense ratio. The losses and LAE ratio, commission expense ratio and underwriting and other operating expense ratio express the relationship between losses and LAE, commissions and underwriting and other operating expenses (including policyholder dividends), respectively, to net premiums earned. When the combined ratio is below 100%, an insurance company experiences underwriting gain, meaning that claims payments, the cost of settling claims, commissions and underwriting expenses are less than premiums collected. If the combined ratio is at or above 100%, an insurance company cannot be profitable without investment income, and may not be profitable if investment income is insufficient. Companies with lower combined ratios than their peers generally experience greater profitability.

Results of Operations

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

	Nine Months Ended September 30,		Increase (Decrease) Nine Months Ended September 30, 2006 over Nine Months Ended September 30, 2005	Increase (Decrease) Nine Months Ended September 30, 2006 over Nine Months Ended September 30, 2005
	2005	2006
	(in thousands, except percentages and percentage points)
Selected Financial Data:
Gross premiums written	$351,668	$310,323	$(41,345)	(11.8)%
Net premiums written	336,347	299,471	(36,876)	(11.0)
Net premiums earned	331,066	300,137	(30,929)	(9.3)
Net investment income	39,520	49,715	10,195	25.8
Realized (losses) gains on investments	(2,496)	5,660	8,156	(326.8)
Other income	2,929	3,694	765	26.1
Total revenue	371,019	359,206	(11,813)	(3.2)
Losses and LAE	208,246	95,745	(112,501)	(54.0)
Commission expense	36,859	36,762	(97)	(0.3)
Underwriting and other operating expense	47,726	59,151	11,425	23.9
Income taxes	15,083	51,060	35,977	238.5
Net income	$63,105	$116,488	$53,383	84.6%
Selected Operating Data:
Losses and LAE ratio	62.9%	31.9%	(31.0)	n/a
Commission expense ratio	11.1	12.2	1.1	n/a
Underwriting and other operating expense ratio	14.4	19.7	5.3	n/a
Combined ratio	88.4	63.8	(24.6)	n/a
Net income before impact of LPT Agreement(1)	$47,575	$101,874	$54,299	114.1%

(1)	We define net income before impact of LPT Agreement as net income less (i) amortization of deferred reinsurance gain—LPT Agreement and (ii) adjustments to LPT Agreement ceded reserves. Deferred reinsurance gain—LPT Agreement reflects the unamortized gain from our LPT Agreement. Under GAAP, this gain is deferred and is being amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries, and the amortization is reflected in losses and LAE. We periodically reevaluate the remaining direct reserves subject to the LPT Agreement. Our reevaluation results in corresponding adjustments, if needed, to reserves, ceded reserves, reinsurance recoverables and the deferred reinsurance gain, with the net effect being an increase or decrease, as the case may be, to net income. Net income before impact of LPT Agreement is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to net income before income taxes and net income or any other measure of performance derived in accordance with GAAP.

We present net income before impact of LPT Agreement because we believe that it is an important supplemental measure of operating performance to be used by analysts, investors and other interested parties in evaluating us. The LPT Agreement was a non-recurring transaction which does not result in ongoing cash benefits and consequently we believe this presentation is useful in providing a meaningful understanding of our operating performance. In addition, we believe this non-GAAP measure, as we have defined it, is helpful to our management in identifying trends in our performance because the excluded item has limited significance in our current and ongoing operations.

The table below shows the reconciliation of net income to net income before impact of LPT Agreement for the periods presented:

	Nine Months Ended September 30,
	2005	2006
	(in thousands)
Net income	$63,105	$116,488
Less: Impact of LPT Agreement:
Amortization of deferred reinsurance gain – LPT Agreement	15,530	14,614
Adjustment to LPT Agreement ceded reserves(a)	—	—
Net income before impact of LPT Agreement	$47,575	$101,874

(a)	Any adjustment to the estimated direct reserves ceded under the LPT Agreement is reflected in losses and LAE for the period during which the adjustment is determined, with a corresponding increase or decrease in net income in the period. There is a corresponding change to the reinsurance recoverables on unpaid losses as well as the deferred reinsurance gain. A cumulative adjustment to the amortization of the deferred gain is also then recognized in earnings so that the deferred reinsurance gain reflects the balance that would have existed had the revised reserves been recognized at the inception of the LPT Agreement. See Note 2 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus. Losses and LAE for the nine months ended September 30, 2005 and 2006 did not include any adjustment to LPT Agreement ceded reserves, as our reevaluation of the direct reserves subject to the LPT Agreement did not result in an adjustment for the nine months ended September 30, 2005 and 2006.

Gross premiums written decreased $41.4 million, or 11.8%, to $310.3 million for the nine months ended September 30, 2006 from $351.7 million for the nine months ended September 30, 2005. The decrease in gross premiums written was primarily due to additional rate decreases in California. The average in force policy premium at September 30, 2006 decreased 20% to $12,259 from $15,331 at September 30, 2005. The impact of such rate reductions was partially offset by an increase of approximately 2,100 in the in force policy count in the nine months ended September 30, 2006, as compared to the nine-month period ended September 30, 2005. The majority of the in force policy count increase was attributable to growth in the number of policies written through our strategic distribution partnerships.

Net premiums written decreased $36.8 million, or 11.0%, to $299.5 million for the nine months ended September 30, 2006 from $336.3 million for the nine months ended September 30, 2005. The decrease was primarily attributable to a $41.4 million decrease in gross premiums written. This decrease was partially offset by a relative reduction in ceded premiums. Ceded premiums for the nine months ended September 30, 2006 totaled $10.9 million, or 3.5%, of gross premiums written as compared to $15.3 million, or 4.4%, of gross premiums written for the nine months ended September 30, 2005. The decrease in ceded premiums was due to favorable market trends in reinsurance rates and an increase in the amount of risk we retained under the excess of loss reinsurance treaty, which is reset on June 30 of each year.

Net premiums earned decreased $31.0 million, or 9.3%, to $300.1 million for the nine months ended September 30, 2006 from $331.1 million for the nine months ended September 30, 2005. The decrease in net premiums earned was primarily the result of the decrease in net premiums written for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005.

Net investment income increased $10.2 million, or 25.8%, to $49.7 million for the nine months ended September 30, 2006 from $39.5 million for the nine months ended September 30, 2005. The yield on invested assets increased by approximately 0.32 of a percentage point to 4.87%, and our invested assets increased $223.0 million as a result of investment yield and increased operating income. Invested assets increased in the nine months ended September 30, 2006, as a result of favorable net cash flows and an increase in the fair market value of equity securities.

Realized (losses) gains on investments  increased $8.2 million due to a gain of $5.7 million for the nine months ended September 30, 2006 from a loss of $(2.5) million for the nine months ended September 30, 2005. The gain was primarily attributable to a $6.1 million gain on the sale of equity securities holdings, the market value of which was influenced by the acquisition or merger of the issuers of such securities during the nine months ended September 30, 2006, offset by an other-than-temporary impairment adjustment of $0.4 million. The realized capital loss for the nine months ended September 30, 2005 includes an other-than-temporary impairment adjustment of $2.1 million.

Other income  increased $0.8 million, or 26.1%, to $3.7 million for the nine months ended September 30, 2006 from $2.9 million for the nine months ended September 30, 2005. The increase in other income was primarily attributable to interest income derived from the assets held in trust related to our fronting facility with Clarendon.

Losses and LAE  decreased $112.5 million, or 54.0%, to $95.7 million for the nine months ended September 30, 2006 from $208.2 million for the nine months ended September 30, 2005. Losses and LAE were 31.9% and 62.9% of net premiums earned for the nine months ended September 30, 2006 and the nine months ended September 30, 2005, respectively. The majority of the decrease was due to an 11.7% downward adjustment in our current accident year loss estimate from 75.7% for the nine months ended September 30, 2005 to 64.0% for the nine months ended September 30, 2006. This adjustment was made after we observed several successive quarters of reduced loss development in California due to the impact of regulatory reforms designed to control loss costs.

The favorable prior accident year reserve development totaled $81.7 million for the nine months ended September 30, 2006, compared to $26.5 million for the nine months ended September 30, 2005. Losses and LAE include amortization of deferred reinsurance gain—LPT Agreement of $14.6 million and $15.5 million in the nine months ended September 30, 2006 and 2005, respectively. Excluding these two items, losses and LAE would have been $192.0 million and $250.3 million, or 64.0% and 75.6% of net premiums earned, for the nine months ended September 30, 2006 and 2005, respectively. Losses and LAE for the nine months ended September 30, 2005 and 2006 did not include any adjustment to LPT Agreement ceded reserves, as our reevaluation of the direct reserves subject to the LPT Agreement did not result in an adjustment for the nine months ended September 30, 2006 and 2005.

Commission expense  decreased $0.1 million, or 0.3%, to $36.8 million for the nine months ended September 30, 2006 from $36.9 million for the nine months ended September 30, 2005. Commission expense was 12.2% and 11.1% of net premiums earned for the nine months ended September 30, 2006 and the nine months ended September 30, 2005, respectively. The commission expense decrease was primarily the result of the decrease in net premiums earned for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005, as discussed above. The decrease in net earned premiums resulted in a $3.3 million decrease in commission expense for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005. In July 2006, we increased our commission rates from 10% to 12.5% for policies that met certain requirements. The increase in commission rates resulted in an increase of $2.5 million in commission expense for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005. The commission expense decrease was also partially offset by a $0.7 million refund of the calendar year 2004 Nevada assigned risk market servicing carrier allowance recorded in the nine months ended September 30, 2005.

Underwriting and other operating expense  increased $11.5 million, or 23.9%, to $59.2 million for the nine months ended September 30, 2006 from $47.7 million for the nine months ended September 30, 2005. The increase is composed of a $4.7 million increase in payroll and employee benefits, a $2.3 million increase in technology maintenance and depreciation and a $4.8 million increase in professional fees for the nine months ended September 30, 2006 as compared to the nine months ended September 30, 2005. The increase in payroll and employee benefits were incurred to support increased in force policy count. The increase of professional fees was due to the incurrence of expenses related to the conversion, Sarbanes-Oxley Act compliance and internal audit expenses.

Income taxes  increased $36.0 million, or 238.5%, to $51.1 million for the nine months ended September 30, 2006 from $15.1 million for the nine months ended September 30, 2005. The increase in income taxes was primarily due to an $89.4 million increase in pre-tax income for the nine months ended September 30, 2006.

Net income  increased $53.4 million, or 84.6%, to $116.5 million for the nine months ended September 30, 2006 from $63.1 million for the nine months ended September 30, 2005. The net income increase was primarily due to the decrease in our losses and LAE relative to net premiums earned, as measured by the calendar year losses and LAE ratio decline of 31.0 percentage points, from 62.9%, as of September 30, 2005, to 31.9% as of September 30, 2006. This decline was primarily due to redundancies in loss reserves for prior accident years arising because of the impact of the regulatory reforms. Net income includes amortization of deferred reinsurance gain—LPT Agreement of $14.6 million and $15.5 million in the nine months ended September 30, 2006 and 2005, respectively. Excluding this item, net income would have been $101.9 million and $47.6 million in the nine months ended September 30, 2006 and 2005, respectively. Net income for the nine months ended September 30, 2005 and 2006 did not include any adjustment to LPT Agreement ceded reserves, as our reevaluation of the direct reserves subject to the LPT Agreement did not result in an adjustment for the nine months ended September 30, 2006 and 2005.

Losses and LAE ratio  decreased 31.0 percentage points, to 31.9%, for the nine months ended September 30, 2006 from 62.9% for the nine months ended September 30, 2005. As discussed under ‘‘—Losses and LAE’’ above, decrease in the losses and LAE ratio was primarily due to recognition of favorable development for prior accident years recognized through the nine months ended September 30, 2006. The losses and LAE ratio include amortization of deferred reinsurance gain—LPT Agreement of $14.6 million and $15.5 million for the nine months ended September 30, 2006 and 2005, respectively. Excluding this item, the losses and LAE ratio would have been 36.8% and 67.6% in the nine months ended September 30, 2006 and 2005, respectively. The losses and LAE ratio for the nine months ended September 30, 2005 and 2006 did not include any adjustment to LPT Agreement ceded reserves, as our reevaluation of the direct reserves subject to the LPT Agreement did not result in an adjustment for the periods ended September 30, 2006 and 2005.

Commission expense ratio  increased 1.1 percentage points, to 12.2%, for the nine months ended September 30, 2006 from 11.1% for nine months ended September 30, 2005. The commission expense ratio increase was primarily due to an increase in the Nevada assigned risk market assessment in combination with the impact of premium rate declines in California, the result of regulatory reforms.

Underwriting and other operating expense ratio  increased by 5.3 percentage points, to 19.7%, for the nine months ended September 30, 2006 from 14.4% for the nine months ended September 30, 2005. The underwriting and other operating expense ratio increase was primarily due to an increase in payroll and employee benefits expense, which were incurred to support increased in force policy count.

Combined ratio  decreased 24.6 percentage points, to 63.8%, for the nine months ended September 30, 2006 from 88.4% for the nine months ended September 30, 2005. The combined ratio decrease was primarily due to the decreased losses and LAE ratio that was partially offset by increased commission expense and underwriting and other operating expense ratios.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

	Year Ended December 31,		Increase (Decrease) 2005 Over 2004	Increase (Decrease) 2005 Over 2004
	2004	2005
	(in thousands, except percentages and percentage points)
Selected Financial Data:
Gross premiums written	$437,694	$458,671	$20,977	4.8%
Net premiums written	417,914	439,721	21,807	5.2
Net premiums earned	410,302	438,250	27,948	6.8
Net investment income	42,201	54,416	12,215	28.9
Realized gains (losses) on investments	1,202	(95)	(1,297)	(107.9)
Other income	2,950	3,915	965	32.7
Total revenue	456,655	496,486	39,831	8.7
Losses and LAE	229,219	211,688	(17,531)	(7.6)
Commission expense	55,369	46,872	(8,497)	(15.3)
Underwriting and other operating expense	65,492	69,934	4,442	6.8
Income taxes	11,008	30,394	19,386	176.1
Net income	$95,567	$137,598	$42,031	44.0%
Selected Operating Data:
Losses and LAE ratio	55.9%	48.3%	(7.6)	n/a
Commission expense ratio	13.5	10.7	(2.8)	n/a
Underwriting and other operating expense ratio	16.0	16.0	0.0	n/a
Combined ratio	85.4	75.0	(10.4)	n/a
Net income before impact of LPT Agreement(1)	$72,824	$93,842	$21,018	28.9%

(1)	We define net income before impact of LPT Agreement as net income less (i) amortization of deferred reinsurance gain—LPT Agreement and (ii) adjustments to the LPT Agreement ceded reserves. For a discussion of the usefulness to investors of, and the purposes for which we utilize, net income before impact of LPT Agreement, see ‘‘—Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005’’ and ‘‘Selected Historical Consolidated Financial and Other Data.’’

The table below shows the reconciliation of net income to net income before impact of LPT Agreement for the periods presented:

	Year Ended December 31,
	2004	2005
	(in thousands)
Net income	$95,567	$137,598
Less: Impact of LPT Agreement:
Amortization of deferred reinsurance gain – LPT Agreement	20,296	16,891
Adjustment to LPT Agreement ceded reserves	2,447	26,865
Net income before impact of LPT Agreement	$72,824	$93,842

Gross premiums written  increased $21.0 million, or 4.8%, in 2005 to $458.7 million from $437.7 million in 2004. The increase in gross premiums written in 2005 was primarily due to an increase of approximately 1,650 in the in force policy count for the year ended December 31, 2005 as compared to the year ended December 31, 2004. The increase of our in force policy count can be attributed largely to growth in the number of policies written through our strategic distribution partnerships, which accounted for 62.0% of the in force policy count increase. The average in force policy premium decreased slightly to $14,618 in 2005 from $15,773 in 2004.

Net premiums written  increased $21.8 million, or 5.2%, to $439.7 million in 2005 from $417.9 million in 2004. The net premiums written increase was primarily attributable to the increase in gross premiums written. Ceded premiums for the year ended December 31, 2005 totaled $19.0 million, or 4.1%, of gross premiums written as compared to $19.8 million, or 4.5%, of gross premiums written for the year ended December 31, 2004.

Net premiums earned  increased $28.0 million, or 6.8%, to $438.3 million in 2005 from $410.3 million in 2004. This increase was primarily due to the increase of gross premiums written during the same period which resulted in higher net premiums earned in the year ended December 31, 2005 compared to the year ended December 31, 2004.

Net investment income  increased by $12.2 million, or 28.9%, to $54.4 million in 2005 from $42.2 million in 2004 as a result of an increase in the size of our investment portfolio. During 2005, our invested assets increased by $237.5 million and the yield on invested assets increased by approximately 0.24 of a percentage point to 4.72%, as compared, in each case, to 2004. Investment expense attributable to portfolio management and custodial fees decreased by $0.2 million over the year ended December 31, 2005. Invested assets increased in the year ended December 31, 2005 principally as a result of favorable net cash flows and an increase in the fair market value of equity securities. For the years ended December 31, 2005, 2004 and 2003, the fair value of equity securities increased by $10.6, $23.9 and $52.8 million, respectively.

Realized gains (losses) on investments  decreased $1.3 million, or 107.9%, to $(0.1) million in 2005 from $1.2 million in 2004. Our investment activity was driven by the continued long term effort to increase after-tax income and resulted in the sale of corporate and mortgage bonds as well as equity securities. The resulting transactions generated nominal net realized losses which were offset by the overall yield increase.

Other income  increased $0.9 million, or 32.7%, to $3.9 million in 2005 compared to $3.0 million in 2004. The increase in other income was primarily attributable to interest income earned on assets held in trust related to our fronting facility with Clarendon.

Losses and LAE  decreased $17.5 million, or 7.6%, to $211.7 million in 2005 from $229.2 million in 2004. Losses and LAE were 48.3% and 55.9% of net premiums earned in 2005 and 2004, respectively. The decrease was primarily the net result of favorable development on prior accident year reserves, totaling $78.1 million. Losses and LAE include amortization of deferred reinsurance gain—LPT Agreement of $16.9 million and $20.3 million in 2005 and 2004, respectively, and change in LPT Agreement ceded reserves of $26.9 million and $2.4 million in 2005 and 2004, respectively. The increase in the reduction in the ceded reserves related to the LPT Agreement was due to continued favorable loss development. Excluding these items, losses and LAE would have been $255.5 million and $252.0 million, or 58.3% and 61.4% of net premiums earned, in 2005 and 2004, respectively.

Commission expense  decreased $8.5 million, or 15.3%, to $46.9 million in 2005 from $55.4 million in 2004. Commission expense was 10.7% and 13.5% of net premiums earned in 2005 and 2004, respectively. The commission expense decrease was primarily due to reduced fronting facility fee expenses of $3.6 million. We entered into a fronting facility in July 2002 in connection with the Fremont acquisition. The entry into the inter-company reinsurance pooling agreement allowed us to exit the fronting arrangement with Clarendon and thereby reduced fronting fees in 2003 and eliminate or pay the last of such fees in 2004. See ‘‘Overview—Expenses’’ and ‘‘Business—Inter-company Reinsurance Pooling Agreement.’’ In addition, there was a favorable increase of $3.8 million in the estimated contingent commission to be received under the LPT Agreement.

Underwriting and other operating expense  increased $4.4 million, or 6.8%, to $69.9 million in 2005 from $65.5 million in 2004. Underwriting and other operating expense was 16.0% for each of the years. The increase in total underwriting and other operating expense was primarily due to the increase in gross premiums written of $21.0 million and recovery in 2004 of receivable premium accounts previously considered uncollectible of $4.0 million. This recovery is considered a one-time event and is not expected to recur.

Income taxes  increased $19.4 million, or 176.1%, to $30.4 million in 2005 from $11.0 million in 2004. The income taxes increase was primarily to due to an increase in pre-tax net income of $61.4 million for the year ended December 31, 2005.

Net income  increased $42.0 million, or 44.0%, to $137.6 million in 2005 from $95.6 million in 2004. Net income was significantly impacted by our losses and LAE relative to the net premiums earned as indicated by losses and LAE ratios of 48.3% and 55.9% in 2005 and 2004, respectively. Net income includes amortization of deferred reinsurance gain—LPT Agreement of $16.9 million and $20.3 million in 2005 and 2004, respectively, and change in LPT Agreement ceded reserves of $26.9 million and $2.4 million in 2005 and 2004, respectively. Excluding these items, net income would have been $93.8 million and $72.8 million in 2005 and 2004, respectively.

Losses and LAE ratio  decreased by 7.6 percentage points, to 48.3%, in 2005 from 55.9% in 2004. The decrease was primarily attributable to favorable prior year loss development of $78.1 million. The losses and LAE ratio includes amortization of deferred reinsurance gain—LPT Agreement of $16.9 million and $20.3 million in 2005 and 2004, respectively, and change in LPT Agreement ceded reserves of $26.9 million and $2.4 million in 2005 and 2004, respectively. Excluding these items, the losses and LAE ratio would have been 58.3% and 61.4% in 2005 and 2004, respectively.

Commission expense ratio  decreased by 2.8 percentage points, to 10.7%, in 2005 from 13.5% in 2004. The decrease was due to the decrease in fronting facility fee expense of $3.6 million and favorable increase of $3.8 million in the estimated contingent commission to be received under the LPT Agreement.

Underwriting and other operating expense ratio  was 16.0% in both 2005 and 2004. In each of these years, the respective totals were comprised of salary and premium tax expenses.

Combined ratio  decreased by 10.4 percentage points, to 75.0%, in 2005 from 85.4% in 2004. The combined ratio decrease was primarily due to the decreases in the losses and LAE and commission expense ratios of 7.6 and 2.8 percentage points, respectively.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

	Year Ended December 31,		Increase (Decrease) 2004 Over 2003	Increase (Decrease) 2004 Over 2003
	2003	2004
	(in thousands, except percentages and percentage points)
Selected Financial Data:
Gross premiums written	$337,089	$437,694	$100,605	29.8%
Net premiums written	297,649	417,914	120,265	40.4
Net premiums earned	298,208	410,302	112,094	37.6
Net investment income	26,297	42,201	15,904	60.5
Realized gains (losses) on investments	5,006	1,202	(3,804)	(76.0)
Other income	1,602	2,950	1,348	84.1
Total revenue	331,113	456,655	125,542	37.9
Losses and LAE	118,123	229,219	111,096	94.1
Commission expense	56,310	55,369	(941)	(1.7)
Underwriting and other operating expense	56,738	65,492	8,754	15.4
Income taxes	3,720	11,008	7,288	195.9
Net income	$96,222	$95,567	$(655)	(0.7)%
Selected Operating Data:
Losses and LAE ratio	39.6%	55.9%	16.3	n/a
Commission expense ratio	18.9	13.5	(5.4)	n/a
Underwriting and other expense ratio	19.0	16.0	(3.0)	n/a
Combined ratio	77.5	85.4	7.9	n/a
Net income before impact of LPT Agreement(1)	$46,098	$72,824	$26,726	58.0%

(1)	We define net income before impact of LPT Agreement as net income less (i) amortization of deferred reinsurance gain—LPT Agreement and (ii) adjustments to LPT Agreement ceded reserves. For a discussion of the usefulness to investors of, and the purposes for which we utilize, net income before impact of LPT Agreement, see ‘‘—Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005’’ and ‘‘Selected Historical Consolidated Financial and Other Data.’’

The table below shows the reconciliation of net income to net income before impact of LPT Agreement for the periods presented:

	Year Ended December 31,
	2003	2004
	(in thousands)
Net income	$96,222	$95,567
Less: Impact of LPT Agreement:
Amortization of deferred reinsurance gain – LPT Agreement	19,015	20,296
Adjustment to LPT Agreement ceded reserves	31,109	2,447
Net income before impact of LPT Agreement	$46,098	$72,824

Gross premiums written  increased $100.6 million, or 29.8%, to $437.7 million in 2004 from $337.1 million in 2003. In force policy count increased by approximately 1,000 between December 31, 2004 and December 31, 2003. This increase was principally attributable to an increase in the number of in force policies associated with our strategic distribution partnerships, which increased by 16% in 2004 compared to 2003, partially offset by a 17.8% decrease in force policy counts in Nevada in 2004 as compared to 2003. In addition, in 2004, the average premium per in force policies increased $1,436 to $15,773 from $14,337 in 2003, primarily due to the elimination of smaller accounts in Nevada.

Net premiums written  increased $120.3 million, or 40.4%, to $417.9 million in 2004 from $297.6 million in 2003. The increase was primarily attributable to growth in gross premiums written of $100.6 million. Net premiums written were also affected by a decrease in the amount of premiums ceded under reinsurance agreements. Ceded premiums for the year ended December 31, 2004 totaled $19.8 million, or 4.5% of gross premiums written, as compared to $39.4 million, or 11.7% of gross premiums written, for the year ended December 31, 2003. Ceded premiums in 2003 consisted primarily of the $32.8 million ceded to NICO under the novation agreement entered into with Gerling in accordance with the provisions of the LPT Agreement which require the replacement of Gerling as a reinsurer thereunder because its A.M. Best rating had dropped below ‘‘A−.’’

Net premiums earned  increased $112.1 million, or 37.6%, to $410.3 million in 2004 from $298.2 million in 2003. This increase was primarily due to an increase in gross premiums written of $100.6 million during 2004 as compared to 2003. Ceded premiums were substantially lower in 2004 than in 2003, causing a corresponding increase in our net premiums earned.

Net investment income  increased $15.9 million, or 60.5%, to $42.2 million in 2004 from $26.3 million in 2003. This increase was primarily due to an increase in invested assets of $93.2 million in 2004 as compared to 2003 and an increase in yield on invested assets of approximately 1.40 percentage points, to 4.48%, in 2004 from 3.08% in 2003. Invested assets increased in the year ended December 31, 2004 principally as a result of favorable net cash flows and an increase in the fair market value of equity securities. For the years ended December 31, 2005, 2004 and 2003, the fair value of equity securities increased by $10.6, $23.9 and $52.8 million, respectively.

Realized gains (losses) on investments  decreased $3.8 million, or 76.0%, to $1.2 million in 2004 from $5.0 million in 2003. Beginning in 2004, the number of portfolio managers was substantially reduced from seven to one and the overall strategy changed to maximizing economic value subject to regulatory and rating agency constraints. The net realized gains were primarily attributable to security sales in accordance with our investment strategy.

Other income  increased $1.4 million, or 84.1%, to $3.0 million in 2004 from $1.6 million in 2003. The increase in other income was primarily attributable to interest income earned on certain assets held in trust related to our fronting facility with Clarendon.

Losses and LAE  increased $111.1 million, or 94.1%, to $229.2 million in 2004 from $118.1 million in 2003. Losses and LAE were 55.9% and 39.6% of net premiums earned in 2004 and 2003, respectively. The increase in losses and LAE was primarily due to favorable reserve development on prior accident years recorded in 2003 of $69.2 million. Losses and LAE include amortization of deferred reinsurance gain—LPT Agreement of $20.3 million and $19.0 million in 2004 and 2003, respectively, and change in LPT Agreement ceded reserves of $2.4 million and $31.1 million in 2004 and 2003, respectively. Excluding these items, losses and LAE would have been $252.0 million and $168.2 million, or 61.4% and 56.4% of net premiums earned, in 2004 and 2003, respectively.

Commission expense  decreased $0.9 million, or 1.7%, to $55.4 million in 2004 from $56.3 million in 2003. Commission expense was 13.5% and 18.9% of net premiums earned in 2004 and 2003, respectively. The change in commission expense was nominal from 2004 to 2003.

Underwriting and other operating expense  increased $8.8 million, or 15.4%, to $65.5 million in 2004 from $56.7 million in 2003. Underwriting and other operating expense was 16.0% and 19.0% of net premiums earned in 2004 and 2003, respectively. The increase was primarily due to increased salaries related to headcount additions of $3.7 million, management restructuring charges of $2.0 million and professional services of $1.0 million, in each case, in 2004. The headcount additions were in support of the in force policy increase, and the management restructuring and professional services expenses were related to the integration of Fremont.

Income taxes  increased $7.3 million, or 195.9%, to $11.0 million in 2004 from $3.7 million in 2003. The increase in income taxes was primarily due to a pre-2000 reserve reduction relating to the LPT Agreement taken in 2003 in addition to increased amortization of deferred reinsurance gain—LPT Agreement. Pre-tax income increased $6.6 million, or 6.6%, to $106.6 million in 2004 from $99.9 million in 2003.

Net income  decreased $0.6 million, or 0.7%, to $95.6 million in 2004 from $96.2 million in 2003. Net income was significantly impacted by our losses and LAE relative to the net premiums earned as indicated by losses and LAE ratios of 55.9% and 39.6% in 2004 and 2003, respectively. Net income includes amortization of deferred reinsurance gain—LPT Agreement of $20.3 million and $19.0 million in 2004 and 2003, respectively, and change in LPT Agreement ceded reserves of $2.4 million and $31.1 million in 2004 and 2003, respectively. Excluding these items, net income would have been $72.8 million and $46.1 million in 2004 and 2003, respectively.

Losses and LAE ratio  increased by 16.3 percentage points, to 55.9%, in 2004 from 39.6% in 2003. The losses and LAE ratio increase was primarily due to the favorable reserve development of $69.2 million recorded in 2003. The losses and LAE ratio includes amortization of deferred reinsurance gain—LPT Agreement of $20.3 million and $19.0 million in 2004 and 2003, respectively, and change in LPT Agreement ceded reserves of $2.4 million and $31.1 million in 2004 and 2003, respectively. Excluding these items, the losses and LAE ratio would have been 61.4% and 56.4% in 2004 and 2003, respectively.

Commission expense ratio  decreased by 5.4 percentage points, to 13.5%, in 2004 from 18.9% in 2003. The decrease was primarily due to the nominal change of $0.9 million in overall commission expenses in 2004 over 2003 and the increase in net premiums earned of $112.1 million.

Underwriting and other operating expense ratio  decreased by 3.0 percentage points, to 16.0%, in 2004 from 19.0% in 2003. The decrease was primarily due to the increase in net premiums earned of $112.1 million.

Combined ratio  increased by 7.9 percentage points, to 85.4%, in 2004 from 77.5% in 2003. The combined ratio increase was primarily due to the increase in the losses and LAE ratio of 16.3 percentage points and the partial offset provided from the decreases in the commission expense and underwriting and other operating expense ratios.

Liquidity and Capital Resources

Operating Cash and Short-Term Investments

Parent Company.    The primary source of cash for EIG is dividends received from our insurance subsidiaries. The primary uses of cash are expected to be dividend payments on our common stock, repurchases of our common stock as described in ‘‘—Stock Repurchases’’ and parent holding company expenses. Our board of directors has authorized the payment of a dividend of $0.06 per share of our common stock per quarter to our stockholders of record beginning in the second quarter of 2007. Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our subsidiaries’ payment of dividends and/or other statutorily permissible payments to us, our results of operations and cash flows, our financial position and capital requirements, general business conditions, any legal, tax, regulatory and contractual restrictions on the payment of dividends (including those described under ‘‘Regulation—Financial, Dividend and Investment Restrictions’’), and any other factors our board of directors deems relevant. There can be no assurance that we will declare and pay any dividends. Management also intends to recommend to our board of directors that the board authorize a stock repurchase program. See ‘‘—Stock Repurchases.’’ There can be no assurance that we will undertake any repurchases of our common stock pursuant to the program.

Operating Subsidiaries.    The primary sources of cash for EICN and ECIC, our insurance operating subsidiaries, are funds generated from operations, asset maturities and income received from investments. We monitor cash flows at both the consolidated and subsidiary levels. We use trend and variance analyses to project future cash needs before making adjustments to the forecasts when needed. Additional sources of cash flow include the sale of invested assets. Cash provided from these sources has historically been used primarily for claims and claims adjustment expense payments and operating expenses. In the future, we also expect to have sufficient cash from these sources for the payment of dividends to parent holding companies to the extent permitted by law. See ‘‘—Dividend Capacity.’’

Both internal and external forces influence our financial condition, results of operations and cash flows. Claims settlements, premium rate levels and investment returns may be impacted by changing rates of inflation and other economic conditions. In many cases, significant periods of time, ranging up to several years or more, may lapse between the occurrence of an insured loss, the reporting of the loss to us and the settlement of the liability for that loss. The exact timing of the payment of claims and benefits cannot be predicted with certainty. In addition, catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements.

Our net cash flows are generally invested in marketable securities. We closely monitor the duration of these investments, and investment purchases and sales are executed with the objective of having adequate funds available for the payment of claims. As our investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations or rebalance asset portfolios. At December 31, 2006, 94% of our investment portfolio consisted of fixed maturity and short-term investments and 6% consisted of equity securities.

We believe that our liquidity needs through 2008, including remaining expenses with respect to our information technology systems of approximately $5 million, arising in the ordinary course of business at both the parent holding company and insurance subsidiary levels, will be met from all of the above sources. We are not currently planning to make significant capital expenditures in 2006 or 2007, and we believe we do not need additional surplus to support our near-term growth strategy.

Dividend Capacity

See the charts set forth under ‘‘The Conversion’’ in this prospectus for a description of our structure to be in effect upon the consummation of the conversion and the completion of this offering. As of September 30, 2006, EIG had assets, excluding its investment in subsidiaries, of $1.4 million, comprised of cash and capitalized costs related to this offering. EIG’s liabilities at such date were $4.7 million, comprised of an intercompany loan for conversion and offering expenses to be repaid upon the completion of the conversion and this offering. The ability of EIG to pay dividends on our common stock, to repurchase common stock and to pay other expenses, will be dependent, to a significant extent, upon the ability of our Nevada domiciled insurance company, EICN, to pay dividends to its immediate holding company and, in turn, the ability of that holding company to pay dividends to EIG.

Nevada law limits the payment of cash dividends by EICN to its immediate holding company by providing that payments cannot be made except from available and accumulated surplus money otherwise unrestricted (unassigned) and derived from realized net operating profits and realized and unrealized capital gains. A stock dividend may be paid out of any available surplus. A cash or stock dividend otherwise prohibited by these restrictions may be declared and distributed upon the prior approval of the Nevada Commissioner of Insurance, except that prior notice of extraordinary distributions by EICN to its intermediate holding company must be given to the Nevada Commissioner of Insurance who must approve or disapprove the distribution within 30 days of such notice.

As the direct owner of ECIC, EICN will be the direct recipient of any dividends paid by ECIC. The ability of ECIC to pay dividends to EICN is limited by California law, which provides that the appropriate insurance regulatory authorities in the State of California must approve (or, within a 30-day notice period, not disapprove) any dividend that, together with all other such dividends paid during the preceding 12 months, exceeds the greater of: (a) 10% of the paying company’s statutory surplus as regards policyholders at the preceding December 31; or (b) 100% of the net income for the preceding year. The maximum pay-out that may be made by ECIC to EICN during 2006 without prior approval is $44.6 million. California regulations require that in addition to applying the NAIC’s statutory accounting practices, insurance companies must record, under certain circumstances, an additional liability, called an ‘‘excess statutory reserve.’’ If the workers’ compensation losses and LAE ratio is less than 65% in each of the three most recent accident years, the difference is recorded as an excess statutory reserve. The excess statutory reserves required by such regulations reduced ECIC’s statutory-basis surplus by $7.5 million to $277.2 million at December 31, 2005, as filed and reported to the regulators. There were no excess statutory reserves for December 31, 2004.

As of December 31, 2004 and 2005 and September 30, 2006, EICN had total surplus of $430.7 million, $530.6 million and $625.9 million, respectively. Total surplus is comprised of special surplus funds of $629.3 million at December 31, 2004 and $602.5 million at both of December 31, 2005 and September 30, 2006, and negative unassigned surplus of $198.7 million and $71.9 million as of December 31, 2004 and 2005, respectively, and positive unassigned surplus of $23.4 million as of September 30, 2006. Special surplus is a capital account that equals the initial gain recorded from the LPT Agreement less adjustments resulting from decreases in the estimated ultimate losses covered by the LPT Agreement. We initially established a special surplus of $750 million in 1999, representing the total consideration paid, less the reinsurers’ margin, under the LPT Agreement. This amount has been adjusted downward because of changes in estimates of ultimate losses through September 30, 2006 of $147 million. Unassigned surplus is the aggregation of historical results of operations. At our inception in 2000, we assumed the accumulated deficit, or negative unassigned surplus, of the Fund of $522.6 million. Since that time the results of operations have reduced negative unassigned surplus as described above. For statutory reporting, the gain from the LPT Agreement is reported as a segregated surplus account and not reported as unassigned surplus until we have recovered amounts in excess of the consideration paid or have recognized favorable development in the ceded reserves. Our unassigned surplus has continually improved due to profitable operations and favorable development such that, as mentioned above, at September 30, 2006, EICN had positive unassigned surplus of $23.4 million. Accordingly, at September 30, 2006, EICN had the capability of paying a dividend to us of up to $23.4 million without the prior written approval of the Nevada Commissioner of Insurance.

On October 17, 2006, the Nevada Division of Insurance granted EICN permission to pay us up to an additional $55 million in one or more extraordinary dividends subsequent to the successful completion of this offering and before December 31, 2008. The payment of such dividends is conditioned upon the expiration of the underwriters’ over-allotment option period, prior repayment of any expenses of EIG and its subsidiaries arising from the conversion and this offering, the exhaustion of any proceeds retained by EIG from this offering, maintaining such RBC total adjusted capital in EICN of above a specified level on the date of declaration and payment of any particular extraordinary dividend after taking into account the effect of such dividend, and maintaining all required filings with the Nevada Division of Insurance. The dividend may be used to pay dividends to stockholders, to repurchase stock and/or general corporate purposes, other than to increase executive compensation.

At September 30, 2006, assuming the timing conditions described in the preceding paragraph had been satisfied, EICN would have had RBC total adjusted capital in excess of the level permitting it to pay the entire $55 million extraordinary dividend to us.

Cash Flows

We monitor cash flows at both the consolidated and subsidiary levels. We use trend and variance analyses to project future cash needs making adjustments to the forecasts when needed.

The table below shows our recent net cash flows:

	For the Twelve Months Ended December 31,			For the Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)
Cash and cash equivalents provided by (used in):
Operating activities	$4,570	$213,116	$258,098	$184,579	$125,064
Investing activities	(121,708)	(318,915)	(257,429)	(167,936)	(120,182)
Increase (decrease) in cash and cash equivalents	$(117,138)	$(105,799)	$669	$16,643	$4,882

Cash Flows For the Nine Months Ended September 30, 2006 and 2005.    The key changes of the net cash inflow of $4.9 million for the nine months ended September 30, 2006 were the net cash provided by operations of $125.1 million and the net investment purchases of $120.2 million compared to net cash from operations of $184.6 million and net investment purchases of $167.9 million for the nine months ended September 30, 2005. The decrease in net cash from operations for the nine months ended September 30, 2006 was primarily due to a decrease in net premiums.

Cash Flows For the Year Ended December 31, 2005 and 2004.    The key changes of the net cash inflow of $0.7 million for the year ended December 31, 2005 were due to the increase of premiums received of $447.4 million, as compared to premiums received of $415.7 million for the year ended December 31, 2004.

Cash Flows For the Year Ended December 31, 2004 and 2003.    The key changes of the net cash outflow of $105.8 million for the year ended December 31, 2004 were due to the increase of premiums received of $415.7 million, as compared to premiums received of $294.2 million for the year ended December 31, 2003.

Stock Repurchases

Following the completion of this offering, our management intends to recommend to our board of directors that the board authorize a stock repurchase program of up to an aggregate amount of $75 million of our shares of common stock in 2007 and up to an aggregate amount of $50 million of our shares of common stock in 2008. If the plan is authorized, we may make purchases of our common stock under the program up to such amounts from time to time, in the open market or in privately negotiated transactions, at such prices and on such terms as may be determined by our board of directors (or an authorized committee of our board of directors) out of funds legally available therefore and subject to applicable law.

The actual amount of stock repurchased, if any, will be subject to the discretion of our board of directors and will be dependent on various factors, including market conditions, legal, tax, regulatory and contractual restrictions on repurchases (including legal restrictions affecting the amount and timing of repurchase activity), our capital position, the performance of our investment portfolio, our results of operations and cash flows, our financial position and capital requirements, general business conditions, alternative potential investment opportunities available to us and any other factors our board of directors deems relevant. There can be no assurance that we will undertake any repurchases of our common stock pursuant to the program.

In addition, our ability to fund any repurchases of our common stock under the stock repurchase program will depend on the surplus and earnings of our subsidiaries and their ability to pay dividends or to advance or repay funds, and, in particular, upon the ability of our Nevada domiciled insurance company, EICN, to pay dividends to its immediate holding company and, in turn, the ability of that holding company to pay dividends to EIG. See ‘‘Dividend Policy’’ and ‘‘Risk Factors—Risks Related to Our Business’’ for a discussion of the restrictions on our subsidiaries’ ability to pay dividends.

Regulation

The NAIC has developed a system to test the adequacy of statutory capital, known as ‘‘risk-based capital,’’ which has been adopted in all of the states in which we operate. This system establishes the minimum amount of capital and surplus calculated in accordance with statutory accounting principles, necessary for an insurance company to support its overall business operations. It identifies insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. The need to maintain our risk-based capital level may prevent us from expanding our business or meeting strategic goals in a timely manner. However, failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business. For further information, see the discussion of risk-based capital under ‘‘Regulation—Risk-Based Capital Requirements.’’

Reinsurance

We purchase excess of loss reinsurance to protect us against severe claims and catastrophic events. We re-evaluate our reinsurance program annually, taking into consideration a number of factors, including the impact of exposure aggregation on our statutory surplus and reinsurance cost, availability and coverage terms. Our philosophy is to purchase excess of loss reinsurance as our management believes it is an effective use of our capital position. We also use a small amount of facultative reinsurance, which is a type of reinsurance in which individual risks are offered by the ceding insurer to a reinsurer who has the right to accept or reject each risk. Our retention, total limits and program terms may change after this offering based on this cost/benefit of retaining more risk, management’s view of the need for higher limits and the price/availability of reinsurance. Effective July 1, 2006, our excess of loss reinsurance provides us with coverage for each loss in excess of $4 million (our loss retention) up to $175 million (our total limit), subject to an aggregate loss cession limitation, or the amount by which reinsurance will accept losses, in the first layer of our reinsurance coverage of $18 million. This means we are solely responsible for all losses of less than $4 million and more than $175 million. For any loss to a single person involving the second through sixth layer of our reinsurance program, our loss is limited to $7.5 million. Additionally, our second through sixth layers (which is for $165 million in excess of $10 million in losses) are limited to one mandatory reinstatement with an additional premium.

With the acquisition of the renewal rights of Fremont, as of July 1, 2002, we continued with Fremont’s existing reinsurance program retention of $1 million. EICN’s retention was $2.5 million in 2002. We chose to maintain Fremont’s existing retention for a number of reasons, including: (1) management’s decision to take a conservative approach to the renewing book of business, (2) the state of the California market at the time, (3) to encourage reinsurer participation in the program and (4) the potential effect a change could have had on our financial ratings. The following year, our program evolved into a primary program with split retentions in the first $10 million and a common excess program above this amount. That is, EICN and ECIC had different loss retentions within the first $10 million layer of reinsurance, but identical loss retentions in excess of $10 million. As of July 1, 2004, we increased the retention for ECIC to $1.5 million, continued our retention of $2.5 million for EICN, and purchased a total limit of $100 million.

In 2005, management commissioned a study from an outside consultant to evaluate our reinsurance program. The consultant reported on industry benchmarks for retention ranging between 0.5% and 1% of surplus. As a result, we increased the retention for ECIC to $2.5 million as of July 1, 2005. The retention for EICN remained at $2.5 million and the total limit was raised to $125 million. As of July 1, 2006, we eliminated the split program and increased our retention and limits to our present levels noted above. The decision to increase the retention was driven by management’s view that our capital position supported the increase and our objective to purchase higher limits based on the growth of our book of business.

Our July 1, 2006 reinsurance program is supported by twenty-four reinsurers. Endurance Specialty Insurance Ltd., or Endurance Re, and Aspen Insurance UK Limited, or Aspen Re, each reinsure more than 10% of our total reinsurance limit of $175 million. Endurance Re participates in each layer in excess of $10 million and Aspen Re participates in each layer in excess of $4 million. Together, Endurance Re and Aspen Re support 25.2% of our total reinsurance limit. Endurance Re is rated A− (Excellent) by A.M. Best and A− (Strong) by Standard & Poor’s. Aspen Re is rated A (Excellent) by A.M. Best and A (Strong) by Standard & Poor’s. Management believes these reinsurers have the requisite financial strength to support their participation in our reinsurance program. A summary of our reinsurance premium and incurred losses is as follows:

	Year Ended December 31,						Nine Months Ended September 30,
	2001	2002	2003		2004	2005	2006
	(in thousands)
Gross premiums written	$120,732	$197,202	$337,089		$437,694	$458,671	$310,323
Ceded premiums written	5,969	10,253	39,441	(1)	19,780	18,950	10,852
Percentage ceded	4.9%	5.2%	11.7%		4.5%	4.1%	3.5%
Ceded losses and LAE incurred(2)	25,056	33,732	24,580		33,327	36,506	13,247
Ceded paid losses	52,383	47,044	47,515		46,838	45,975	34,064

(1)	Includes $32.8 million ceded to NICO under the agreement entered into in 2003 with Gerling in accordance with the provisions of the LPT Agreement which required the replacement of Gerling as a reinsurer when its A.M. Best rating dropped below ‘‘A−.’’

(2)	Includes the change in the deferred gain on the LPT Agreement. See Note 2, Reinsurance, in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus. See also ‘‘Selected Historical Consolidated Financial and Other Data’’ for respective dollar amounts.

The current excess of loss reinsurance program has had and is expected to have a minor impact on our results of operations and cash flows, due to the nature of excess of loss programs and the retentions we maintain. For the five- year period ended December 31, 2005, the expected reinsurance recoveries closely offset the premium cost to us. Cash outflows for premium payments have averaged approximately $12.0 million a year for the five-year period ended December 31, 2005, with future cash recoveries expected to approximate the same amount.

The impact of the LPT Agreement is discussed further in ‘‘Selected Historical Consolidated Financial and Other Data.’’ Average cash recoveries received under the LPT Agreement for the five-year period ended December 31, 2005 were approximately $48.0 million per year.

At September 30, 2006, we carried a total of $1.1 billion of reinsurance recoverables for paid and unpaid losses and LAE. Of the $1.1 billion in reinsurance recoverable, $11.5 million is the current recoverable on paid losses and $1.1 billion is recoverable on unpaid losses and therefore not currently due. With the exception of certain losses assumed from the Fund discussed below, these recoverables are unsecured. The reinsurance recoverables on unpaid losses will become current as we pay the related claims. If we are unable to collect on our reinsurance recoverables, our financial condition and results of operations could be materially adversely affected.

Although we purchase reinsurance to manage our risk and exposure to losses, we continue to have direct obligations under the policies we write. We remain liable to our policyholders, even if we are unable to recover what we believe we are entitled to receive under our reinsurance contracts. Reinsurers might refuse or fail to pay losses that we cede to them, or they might delay payments. Since we exclusively write workers’ compensation insurance, with claims that may be paid out over a long period of time, the creditworthiness of our reinsurers may change before we can recover amounts to which we are entitled.

Approximately $1.0 billion of the recoverables relate to the LPT Agreement, a retroactive 100% quota share reinsurance agreement entered into by the Fund in 1999 and assumed by our Nevada insurance subsidiary in 2000, whereby substantially all of the Fund’s losses and LAE on claims incurred prior to July 1, 1995 have been ceded to three reinsurers. Under the LPT Agreement, the Fund initially ceded $1.525 billion in liabilities for the incurred but unpaid losses and LAE, which represented substantially all of the Fund’s outstanding losses as of June 30, 1999 for claims with original dates of injury prior to July 1, 1995. The initial deferred gain resulting from the retroactive reinsurance was recorded as a liability in the accompanying balance sheet and is being amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries, and the amortization is reflected in losses and LAE. We amortized $14.6 million of the deferred gain for the nine months ended September 30, 2006. The remaining deferred gain was $447.8 million as of September 30, 2006.

The LPT Agreement provides that if the credit rating of any of the third party reinsurers that are party to the LPT Agreement falls below ‘‘A−’’ as determined by A.M. Best or if any such reinsurer becomes insolvent, we would be responsible for replacing any such reinsurer or would be liable for the claims that otherwise would have been transferred to such reinsurer. For example, in 2002, the rating of Gerling, one of the original reinsurers under the LPT Agreement, dropped below the mandatory ‘‘A−’’ A.M. Best rating to ‘‘B+.’’ Accordingly, we entered into an agreement to replace Gerling with NICO at a cost to us of $32.8 million. If circumstances requiring us to replace one or more of the current reinsurers under the LPT Agreement occur again in the future, the cost of replacing such reinsurer or reinsurers may have a material adverse effect on our liquidity.

Investments

We employ an investment strategy that emphasizes asset quality and the matching of maturities of our fixed maturity securities against anticipated claim payments and expenditures or other liabilities. The amounts and types of our investments are governed by statutes and regulations in the states in which our insurance companies are domiciled. As of September 30, 2006, our combined investment portfolio, excluding cash and cash equivalents, totaled $1.7 billion, an increase of 14.7% from September 30, 2005. As of December 31, 2006, our combined portfolio consisted principally of fixed maturity securities. Our fixed maturity securities portfolio is heavily weighted toward short- to intermediate-term, investment grade securities rated ‘‘A’’ or better. As of September 30, 2006, the portfolio had an average quality of AA+, with approximately 90.6% of the carrying value of our investment portfolio rated ‘‘AA’’ or better.

In early 2004, our investment strategy was revised from a total return perspective to one maximizing economic value through asset and liability management subject to regulatory and rating agency constraints. Additionally, our revised investment strategy focuses on increasing fixed maturity securities and decreasing equity securities as a percentage of our total combined portfolio. This asset allocation is reevaluated at a detailed level on a quarterly basis. We employ Conning Asset Management, or Conning, as our independent investment advisor. Conning follows our written investment guidelines based upon strategies approved by our board of directors. In addition to the construction and management of the portfolio, we utilize investment advisory services of Conning. These services include investment accounting and company modeling using Dynamic Financial Analysis, or DFA. The DFA tool is utilized in developing a tailored set of portfolio targets and objectives, which in turn, is used in constructing an optimal portfolio.

Our fixed maturity securities are primarily classified as available-for-sale as defined by SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The primary risks to our fixed maturity securities portfolio are interest rate risk, which is the risk that a security’s or portfolio’s value will change due to a change in interest rates, and credit risk, which is the risk that a borrower may default on its obligations. We strive to limit interest rate risk by managing the duration of our fixed maturity securities. Duration is a common gauge of the price sensitivity of a fixed maturity asset or portfolio to a change in interest rates. As of September 30, 2006, our investments (excluding cash and cash equivalents) had a duration of 5.66 years. As interest rates rise, the market value of our fixed maturity securities portfolio falls, and vice versa. To minimize interest rate risk, our portfolio is weighted toward short-term and intermediate-term bonds; however, our investment strategy balances consideration of duration, yield and credit risk. We strive to limit credit risk by investing in a fixed maturity securities portfolio that is heavily weighted toward short- to intermediate-term, investment grade securities rated ‘‘A’’ or better. Our investment guidelines require that the minimum weighted average quality of our fixed maturity securities portfolio shall be ‘‘AA.’’ As of September 30, 2006, our fixed maturity securities portfolio had an average quality of AA+, with approximately 90.6% of the carrying value of our investment portfolio rated ‘‘AA’’ or better. We regularly monitor the impact of interest rate changes on our liquidity obligations.

We classify our portfolio of equity securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, changes in market prices of the equity securities we hold in our combined investment portfolio result in increases or decreases in our total assets. In order to minimize our exposure to equity price risk, we invest primarily in equity securities of mid-to-large capitalization issuers and seek to diversify our equity holdings across several industry sectors. Our objective during the past few years has been to reduce equity exposure as a percentage of our total portfolio by increasing our fixed maturity securities. We target a maximum exposure of 15% of our total combined investment portfolio in equity securities.

The composition of our investment portfolio, excluding cash and cash equivalents, as of September 30, 2006 is shown in the following table:

	Market Value	Percent of Total
	(in thousands, except percentages)
Category:
U.S. Treasury securities	$141,133	8.2%
U.S. Agency securities	129,518	7.5
Corporate securities	206,841	12.0
Tax-exempt municipal securities	713,017	41.2
Mortgage-backed securities	211,697	12.2
Commercial mortgage securities	44,274	2.5
Asset-backed securities	24,806	1.4
Equities	259,502	15.0
Total investments, excluding cash and cash equivalents	$1,730,788	100.0%

We regularly assess individual securities as part of our ongoing portfolio management, including the identification of other-than-temporary declines in fair values. This process includes reviewing the amount and length of time of unrealized losses on investments, historical and projected company financial performance, company-specific news and other developments, the outlook for industry sectors, credit ratings and macro-economic changes, including government policy initiatives. For the nine months ended September 30, 2006, we recognized an impairment of $0.4 million in the fair values of three of the equity holdings in our investment portfolio due to the underperformance of these assets beyond our loss thresholds. We believe that we have appropriately identified other-than-temporary declines in the fair values of our remaining unrealized losses at September 30, 2006. We have the ability and intent to hold fixed maturity securities with unrealized losses for a sufficient amount of time for them to recover their values or reach maturity.

Our investment strategy focuses on maximizing economic value through dynamic asset and liability management, subject to regulatory and rating agency constraints, at the consolidated and individual company level. The fixed maturity securities portion of our portfolio maintains a duration target of five years and a tax-exempt security capacity of not more than 60% of the total fixed maturity securities portfolio. The equity allocation target is 6% of the total portfolio. Our equity allocation at September 30, 2006 was above our target of 6% and at the maximum exposure of 15% of our total combined investment portfolio, per our current investment policy. We evaluated our portfolio equity allocation during the fourth quarter of 2006 and elected to reduce the amount allocated to equity securities to the target level during that period. Reducing our equity allocation has the effect of decreasing expected surplus volatility (because under statutory accounting principles, equity securities are carried at fair value with the unrealized gains/losses charged directly to surplus, in contrast to fixed income securities which are carried at amortized cost with no impact on surplus due to changes in fair value) and increasing portfolio income. Equity sales of $169.2 million related to the portfolio reallocation generated taxable gains of $49.2 million. Previous to the sales, these equity securities were recorded on the balance sheet at fair value, with unrealized gains recognized as a component of accumulated other comprehensive income in the consolidated statements of equity. These sales did not materially increase assets or equity.

Based on a review of the fixed maturity securities included in the tables set forth below, we determined that the unrealized losses were a result of the interest rate environment and not the credit quality of the issuers. Therefore, as of December 31, 2005 and 2004, none of the fixed maturity securities whose fair value was less than amortized cost were considered to be other-than-temporarily impaired given the severity and duration of the impairment, the credit quality of the issuers and our intent and ability to hold the securities until fair value recovers above costs.

Based on a review of the investment in equity securities included in the tables set forth below, we determined that the unrealized losses were not considered to be other-than-temporary due to the financial condition and the near term prospects of the issuers.

Our current analysis of impaired investments complies with the provisions of Financial Accounting Standards Board (‘‘FASB’’) Staff Position (‘‘FSP’’) FAS No. 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, effective for reporting periods beginning subsequent to December 15, 2005. Therefore, the adoption of FSP 115-1 is not expected to have a significant impact on our consolidated financial position and results of operation.

The cost or amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of our investments were as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
At December 31, 2004:
U.S. government	$157,255	$2,632	$(388)	$159,499
All other governments	12,031	—	(75)	11,956
States and political subdivisions	314,768	4,538	(423)	318,883
Special revenue	117,918	2,525	(218)	120,225
Public utilities	20,014	576	(72)	20,518
Industrial and miscellaneous	213,439	6,913	(537)	219,815
Mortgage-backed securities	248,059	3,649	(127)	251,581
Total fixed maturity investments	1,083,484	20,833	(1,840)	1,102,477
Short-term investments	20,907	—	—	20,907
Total fixed maturity and short-term investments	1,104,391	20,833	(1,840)	1,123,384
Equity securities	185,659	51,894	(2,709)	234,844
Total investments	$1,290,050	$72,727	$(4,549)	$1,358,228

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
At December 31, 2005:
U.S. government	$210,521	$3,609	$(1,609)	$212,521
All other governments	6,763	—	(160)	6,603
States and political subdivisions	420,833	2,655	(2,603)	420,885
Special revenue	228,387	2,500	(868)	230,019
Public utilities	22,853	433	(176)	23,110
Industrial and miscellaneous	140,503	2,618	(1,020)	142,101
Mortgage-backed securities	300,592	1,385	(2,622)	299,355
Total fixed maturity investments	1,330,452	13,200	(9,058)	1,334,594
Short-term investments	15,006	—	—	15,006
Total fixed maturity and short-term investments	1,345,458	13,200	(9,058)	1,349,600
Equity securities	186,352	64,313	(4,494)	246,171
Total investments	$1,531,810	$77,513	$(13,552)	$1,595,771

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2005 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands)
Due in one year or less	$77,966	$77,579
Due after one year through five years	274,861	272,519
Due after five years through ten years	321,499	323,597
Due after ten years	370,540	376,550
Mortgage-backed securities	300,592	299,355
Total	$1,345,458	$1,349,600

The following is a summary of investments with unrealized losses and their corresponding fair values at December 31, 2004 and 2005:

Unrealized Losses and Fair Values of Investments Due in Less than 12 Months

	As of December 31,
	2004			2005
	Estimated Fair Value	Gross Unrealized Losses	Number of Issues	Estimated Fair Value	Gross Unrealized Losses	Number of Issues
	(in thousands, except number of issues data)
Fixed Maturity:
U.S. government	$113,352	$(389)	30	$92,031	$(894)	21
State and political subdivisions, all other governments, special revenue and public utilities	117,745	(745)	64	240,961	(2,995)	101
Industrial and miscellaneous	50,875	(404)	101	50,289	(630)	46
Mortgage-backed securities	26,910	(66)	28	167,641	(2,116)	209
Equity securities	28,494	(2,154)	88	34,379	(2,675)	28
Total	$337,376	$(3,758)	311	$585,301	$(9,310)	405

Unrealized Losses and Fair Values of Investments Due in More than 12 Months

	As of December 31,
	2004			2005
	Estimated Fair Value	Gross Unrealized Losses	Number of Issues	Estimated Fair Value	Gross Unrealized Losses	Number of Issues
	(in thousands, except number of issues data)
Fixed Maturity:
U.S. government	$—	$—	—	$41,737	$(715)	16
State and political subdivisions, all other governments, special revenue and public utilities	1,396	(43)	5	38,761	(812)	34
Industrial and miscellaneous	5,314	(133)	15	13,805	(390)	42
Mortgage-backed securities	4,766	(61)	15	20,036	(506)	33
Equity securities	2,211	(554)	10	11,440	(1,819)	22
Total	$13,687	$(791)	45	$125,779	$(4,242)	147

Total Unrealized Losses and Fair Values of Investments

	As of December 31,
	2004			2005
	Estimated Fair Value	Gross Unrealized Losses	Number of Issues	Estimated Fair Value	Gross Unrealized Losses	Number of Issues
	(in thousands, except number of issues data)
Fixed Maturity:
U.S. government	$113,352	$(389)	30	$133,768	$(1,609)	37
State and political subdivisions, all other governments, special revenue and public utilities	119,141	(788)	69	279,722	(3,807)	135
Industrial and miscellaneous	56,189	(537)	116	64,094	(1,020)	88
Mortgage-backed securities	31,676	(127)	43	187,677	(2,622)	242
Equity securities	30,705	(2,708)	98	45,819	(4,494)	50
Total	$351,063	$(4,549)	356	$711,080	$(13,552)	552

Net realized and unrealized investment (losses) gains on fixed maturity investments and equity securities were as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Net realized (losses) gains:
Fixed maturity investments	$12,830	$(1,437)	$(2,402)
Equity securities	(7,824)	2,639	2,307
	$5,006	$1,202	$(95)
Change in fair value over cost:
Fixed maturity investments	$(11,516)	$5,421	$(14,851)
Equity securities	52,803	23,858	10,634
	$41,287	$29,279	$(4,217)

Net investment income was as follows:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)
Fixed maturity investments	$24,585	$38,578	$49,229
Equity securities	3,323	3,905	3,752
Short-term investments and cash equivalents	2,519	1,025	3,076
Other	373	595	182
	30,800	44,103	56,239
Investment expenses	(4,503)	(1,902)	(1,823)
Net investment income	$26,297	$42,201	$54,416

We are required by various state regulations to keep securities or letters of credit on deposit with the states in a depository account. At December 31, 2005 and 2004, securities having a fair market value of $195.9 million and $31.6 million, respectively, were on deposit. Additionally, certain reinsurance contracts require funds to be held in trust for the benefit of the ceding reinsurer to secure the outstanding liabilities assumed by us. The fair market value of securities held in trust at December 31, 2005 and 2004 was $55.9 million and $54.7 million, respectively.

Contractual Obligations and Commitments

The following table identifies our long-term debt and contractual obligations as of December 31, 2005:

	Payment Due By Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in thousands)
Operating leases	$12,904	$4,268	$7,581	$1,055	$—
Losses and LAE reserves(1)(2)	2,349,981	151,409	216,007	178,396	1,804,169
Total contractual obligations	$2,362,885	$155,677	$223,588	$179,451	$1,804,169

(1)	The losses and LAE reserves are presented gross of our reinsurance recoverables, which are as follows for each of the periods presented above:

	Recoveries Due By Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
	(in thousands)
Reinsurance recoverables	$(1,141,500)	$(46,736)	$(91,081)	$(99,846)	$(903,837)

(2)	Estimated losses and LAE reserve payment patterns have been computed based on historical information. As a result, our calculation of loss and LAE reserve payments by period is subject to the same uncertainties associated with determining the level of reserves and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our reserving process, see ‘‘—Critical Accounting Policies.’’ Actual payments of losses and LAE by period will vary, perhaps materially, from the above table to the extent that current estimates of losses and LAE reserves vary from actual ultimate claims amounts as a result of variations between expected and actual payout patterns.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, interest rate risk and equity price risk. We currently have no exposure to foreign currency risk.

Interest Rate Risk

Our investment portfolio consists primarily of fixed maturity securities, all of which were classified as available-for-sale as of September 30, 2006. The primary market risk exposure to our fixed maturity securities portfolio is interest rate risk, which we strive to limit by managing duration. As of September 30, 2006, our investments (excluding cash and cash equivalents) had a duration of 5.66 years. Interest rate risk includes the risk that a security’s value will change due to a change in interest rates. For example, the fair value of our fixed maturity securities portfolio is directly impacted by changes in market interest rates. As interest rates rise, the market value of our fixed-income portfolio falls, and the converse is also true. We manage interest rate risk by instructing our investment manager to select fixed income investments consistent with our investment strategy. To minimize interest rate risk, our portfolio is weighted toward short-term and intermediate-term bonds; however, our investment strategy balances consideration of duration, yield and credit risk. We continually monitor the impact of interest rate changes on our liquidity obligations.

Sensitivity Analysis

Sensitivity analysis is a measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In our sensitivity analysis model, we select a hypothetical change in market rates that reflects what we believe are reasonably possible near-term changes in those rates. The term ‘‘near-term’’ means a period of time going forward up to one year from the date of the consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in this disclosure, especially since this sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

In this sensitivity analysis model, we use fair values to measure our potential loss. The sensitivity analysis model includes fixed maturities and short-term investments.

For invested assets, we use modified duration modeling to calculate changes in fair values. Durations on invested assets are adjusted for call, put, and interest rate reset features. Durations on tax-exempt securities are adjusted for the fact that the yield on such securities is less sensitive to changes in interest rates compared to Treasury securities. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of September 30, 2006.

The following table summarizes the estimated change in fair value on our fixed maturity securities portfolio including short-term investments based on specific changes in interest rates as of September 30, 2006:

	Estimated Increase (Decrease) in Fair Value	Estimated Percentage Increase (Decrease) in Fair Value
	(in thousands)
Change in Interest Rates:
300 basis point rise	$(235,069)	(15.81)%
200 basis point rise	(161,463)	(10.86)
100 basis point rise	(82,528)	(5.55)
50 basis point decline	41,631	2.80
100 basis point decline	83,603	5.62

The sensitivity analysis model produces a predicted pre-tax loss in fair value of market-sensitive instruments of $82.5 million or 5.55% based on a 100 basis point increase in interest rates as of September 30, 2006. This loss amount only reflects the impact of an interest rate increase on the fair value of our fixed maturity securities and short-term investments, which constituted approximately 85.0% of our total invested assets as of September 30, 2006.

With respect to investment income, the most significant assessment of the effects of hypothetical changes in interest rates on investment income would be based on Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (‘‘FAS 91’’), issued by the FASB, which requires amortization adjustments for mortgage backed securities. The rates at which the mortgages underlying mortgage backed securities are prepaid, and therefore the average life of mortgage backed securities, can vary depending on changes in interest rates (for example, mortgages are prepaid faster and the average life of mortgage backed securities falls when interest rates decline). The adjustments for changes in amortization, which are based on revised average life assumptions, would have an impact on investment income if a significant portion of our mortgage backed securities holdings had been purchased at significant discounts or premiums to par value. As of September 30, 2006, the par value of our mortgage backed securities holdings was $214.6 million. This equates to an average price of 15.0% of the par value of our total fixed maturity investment holdings. Since a majority of our mortgage backed securities were purchased at a premium or discount that is significant as a percentage of par, a FAS 91 adjustment could have a significant effect on investment income.

However, given the current interest rate environment, which has exhibited lower rates over the last few years, the possibility of additional significant declines in interest rates such that prepayment risk is significantly impacted is unlikely. The mortgage backed securities portion of the portfolio totaled 12.2% of total investments as of September 30, 2006. Of this total, 96.7% was in agency pass through securities, as measured using market values and percentage of market values.

Credit Risk

Investments.    Our fixed maturity securities portfolio is also exposed to credit risk, which we attempt to manage through issuer and industry diversification. We regularly monitor our overall investment results and review compliance with our investment objectives and guidelines. Our investment guidelines include limitations on the minimum rating of fixed maturity securities in our investment portfolio, as well as restrictions on investments in fixed maturity securities of a single issuer. As of September 30, 2006 and

December 31, 2005, all of the fixed maturity securities in our portfolio were rated investment grade by the Securities Valuation office of the NAIC or by Standard & Poor’s, Moody’s or Fitch.

Reinsurance.    We are subject to credit risk with respect to our reinsurers. Although our reinsurers are liable to us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have reinsured. As a result, reinsurance agreements do not limit our ultimate obligations to pay claims to policyholders and we may not recover claims made to our reinsurers. The A.M. Best ratings of our reinsurance carriers as of September 30, 2006 are set forth in this prospectus under ‘‘Business— Reinsurance.’’

Equity Price Risk

Equity price risk is the risk that we may incur losses due to adverse changes in the market prices of the equity securities we hold in our investment portfolio. We classify our portfolio of equity securities as available-for-sale and carry these securities on our balance sheet at fair value. Accordingly, adverse changes in the market prices of the equity securities we hold in our investment portfolio result in decreases in the value of our total assets. In order to minimize our exposure to equity price risk, we invest primarily in the equity securities of mid-to-large capitalization issuers and seek to diversify our equity holdings across several industry sectors. In addition, we currently limit the percentage of equity securities held in our investment portfolio to 15% or less of our total investment portfolio. At December 31, 2006, 6% of our investment portfolio consisted of equity securities.

The table below shows the sensitivity of price changes to our equity securities owned as of September 30, 2006:

	Cost	Fair Value	10% Fair Value Decrease	Pre-tax Impact on Total Equity Securities	10% Fair Value Increase	Pre-tax Impact on Total Equity Securities
	(in thousands)
Domestic equities	$184,515	$259,502	$233,552	$(25,950)	$285,453	$25,950
Total	$184,515	$259,502	$233,552	$(25,950)	$285,453	$25,950

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Effects of Inflation

The effects of inflation could impact our financial statements and results of operations. Our estimates for losses and loss expenses include assumptions about future payments for closure of claims and claims handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established, we will be required to increase reserves for losses and loss expenses with a corresponding reduction in our earnings in the period in which the deficiency is identified. We consider inflation in the reserving process by reviewing cost trends and our historical reserving results. Additionally, an actuarial estimate of increased costs is considered in setting adequate rates, especially as it relates to medical and hospital rates where historical inflation rates have exceeded general inflation rates.

Fluctuations in rates of inflation also influence interest rates, which in turn impact the market value of our investment portfolio and yields on new investments. Operating expenses, including payrolls, are impacted to a certain degree by the inflation rate.

New Accounting Pronouncements

In November 2005, the FASB issued FSP FAS Nos. 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (‘‘FSB 115-1’’). In 2004, the Emerging Issues Task Force (EITF) issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment

and Its Application to Certain Investments, to provide detailed guidance on when an investment is considered impaired, whether that impairment is other-than-temporary, how to measure the impairment loss and disclosures related to impaired securities. Because of concerns about the application of the guidance of EITF 03-1 that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of the guidance. FSP 115-1 nullifies EITF 03-1 guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area, which requires a careful analysis of all pertinent facts and circumstances. In addition, the FSP generally carries forward EITF 03-1 guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. The FSP is effective for reporting periods beginning subsequent to December 15, 2005. Our current analysis of impaired investments is consistent with the provisions of FSP 115-1. Therefore, the adoption of FSP 115-1 is not expected to have a significant impact on our consolidated financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. Among other things, FIN 48 creates a model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which all income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a tabular rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within 12 months. FIN 48 is effective for us as of January 1, 2007. Any differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are generally accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact of FIN 48; however, it is not expected to have a material impact on our consolidated financial position and results of operations.

 BUSINESS

Overview

We are a specialty provider of workers’ compensation insurance focused on select small businesses engaged in low to medium hazard industries. Workers’ compensation is a statutory system under which an employer is required to provide coverage for its employees’ medical, disability, and vocational rehabilitation and death benefit costs for work-related injuries or illnesses. Our business has historically targeted employers located in several western states, primarily California and Nevada. We distribute our products almost exclusively through independent agents and brokers and our strategic distribution relationships. During 2005, based on net premiums written, we were the largest, seventh largest and seventeenth largest non-governmental writer of workers’ compensation insurance in Nevada, California and the United States, respectively, as reported by A.M. Best.

The workers’ compensation insurance industry historically classified risks into four hazard groups based on severity, with employers in the first, or lowest, group having the lowest cost claims. In 2005, 67% and 31% of our base direct premiums written were generated by employers in the second and third lowest hazard groups, respectively. Employers in the second lowest hazard group include restaurants, physician offices, stores and educational institutions. Employers in the third lowest hazard group include the residential carpentry, plumbing, automobile service and repair, and real estate agency businesses. Within each hazard group, our underwriters use their local market expertise and disciplined underwriting to select specific types of employers and risks that allow us to generate attractive returns. We underwrite these employers and risks on an individual basis, as opposed to following an occupational class-based underwriting approach. For example, while we insure many physician offices, our underwriting guidelines do not allow us to insure offices that we believe have a higher risk profile, such as psychiatrist offices and drug treatment centers. Our underwriters are also selective on the basis of employers’ geographic location. We believe we benefit by targeting small businesses, a market that we believe to date has been characterized by fewer competitors, more attractive pricing and strong persistency when compared to the U.S. workers’ compensation insurance industry in general. As a result of our disciplined underwriting standards, we believe we are able to price our policies competitively and profitably.

In 2005, we generated 77.7% and 18.3% of our direct premiums written in California and Nevada, respectively. We also write business in seven other states (Arizona, Colorado, Idaho, Illinois, Montana, Texas and Utah) and are licensed to write business in six additional states (Florida, Maryland, New Mexico, New York, Oregon and Pennsylvania). We leverage the extensive field knowledge and local experience of our underwriting and claims professionals to identify business opportunities and establish ourselves as a leader in workers’ compensation insurance. We market and sell our workers’ compensation insurance products through independent local and regional agents and brokers, and through our strategic distribution partners, including our principal partners ADP and Wellpoint. In 2005, policies underwritten directly or through our independent agents and brokers generated $323.6 million, or 70.6%, of our gross premiums written, while those underwritten through our strategic relationships generated $126.9 million, or 27.7%, of our gross premiums written. Under the leadership of our senior management team, our net premiums written increased from $187.0 million in 2002 to $439.7 million in 2005, and the total consolidated statutory surplus of our insurance subsidiaries has grown from $224.2 million at year end 2002 to $530.6 million at year end 2005 and $625.9 million at September 30, 2006.

We had net premiums written of $439.7 million and $299.5 million, total revenues of $496.5 million and $359.2 million and net income of $137.6 million and $116.5 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Our combined ratio on a statutory basis was 84.7% for the year ended December 31, 2005 (elsewhere in this prospectus, unless otherwise stated, the term ‘‘combined ratio’’ refers to a calculation based on GAAP). Our average combined ratio on a statutory basis for the four years ended December 31, 2005 was 96.8%. This ratio was lower than the industry composite combined ratio calculated by A.M. Best for U.S. insurance companies having more than 50% of their premiums generated by workers’ compensation insurance products. The industry combined ratio on a statutory basis for these companies was 106.8% during the same four years. Companies with lower combined ratios than their peers generally experience greater profitability. We had total assets of $3.2 billion at September 30, 2006.

As of December 31, 2006, our insurance subsidiaries were assigned a group letter rating of A− (Excellent), with a ‘‘positive’’ financial outlook, by A.M. Best, the fourth highest of 16 ratings. This A.M. Best rating is a financial strength rating designed to reflect our ability to meet our obligations to policyholders. This rating does not refer to our ability to meet non-insurance obligations and is not a recommendation to purchase or discontinue any policy or contract issued by us or to buy, hold or sell our securities.

We commenced operations as a private mutual insurance company on January 1, 2000 when our Nevada insurance subsidiary assumed the assets, liabilities and operations of the Fund. The Fund had over 80 years of workers’ compensation experience in Nevada. In July 2002, we acquired the renewal rights to a book of workers’ compensation insurance business, and certain other tangible and intangible assets, from Fremont, primarily comprised of accounts in California and, to a lesser extent, in Idaho, Montana, Utah and Colorado. Because of the Fremont transaction, we were able to establish our important relationships and distribution agreements with ADP and Wellpoint.

Our Competitive Strengths

We believe we benefit from the following competitive strengths:

Focused Operations.    We focus on providing workers’ compensation insurance to select small businesses in low to medium hazard groups in specific geographic markets. We believe that this focus provides us with a unique competitive advantage because we are able to gain in-depth customer and market knowledge and expertise. In addition, we believe that we benefit by focusing on small businesses, as they are not generally the principal focus of large insurance companies and do not typically employ risk managers that use national brokerages to procure workers’ compensation coverage on a price-competitive basis. As a result, we believe we enjoy strong persistency and attractive pricing. We have also benefited from the attractive pricing resulting from the bundling of our workers’ compensation insurance product with the small group health insurance product marketed to our targeted customers by our strategic distribution partner, Wellpoint. We execute our business strategy through our regional presidents and their local teams who have a deep understanding of the business climate and our targeted policyholder base in the states where we operate. As a result of our focused operations, we have been able to take advantage of local opportunities in workers’ compensation insurance markets in recent years, particularly in California. In addition, our claims professionals have extensive experience and knowledge of the local claims environments in which we conduct business, thereby allowing us to favorably manage claims for both injured workers covered by our policies and for us.

Disciplined Underwriting.    We believe we have benefited from our emphasis upon underwriting select small businesses in low to medium hazard groups. We employ a disciplined, conservative and highly automated underwriting approach designed to individually select specific types of employers, predominantly those in the three lowest of the four workers’ compensation insurance industry hazard groups, that we believe will have fewer and less costly claims relative to other employers in the same hazard group. Our underwriting guidelines, which consider many factors such as type of business, nature of operations, risk exposures and other employer-specific conditions, are designed to minimize underwriting of certain classes and subclasses of business such as chemical manufacturing, high rise construction and long haul trucking, which have historically demonstrated claims severity that do not meet our target risk profiles. We price our policies based on the specific risks associated with each potential insured rather than solely on the industry class in which such potential insured is classified. In 2005, policyholders in the second lowest industry defined hazard group generated approximately 67% of our base direct premiums written. Our statutory losses and LAE ratio, a measure which relates inversely to our underwriting profitability, was 58.3% in 2005, 18.2 percentage points below the 2005 statutory industry composite losses and LAE ratio calculated by A.M. Best for U.S. insurance companies having more than 50% of their premiums generated by workers’ compensation insurance products. Our statutory losses and LAE ratio was at least ten percentage points below the A.M. Best composite losses and LAE ratio for the industry for each of the five years ended December 31, 2005. We execute our underwriting processes through highly automated systems and through seasoned underwriters with specific knowledge of local markets. Our disciplined underwriting approach is a critical element of our culture and has allowed us to realize competitive prices, diversify our risks and achieve profitable growth.

Long-Standing and Strategic Distribution Relationships.    We have established long-standing, strong relationships with independent agents and brokers by emphasizing personal interaction, offering responsive service and competitive commissions and maintaining a focus on workers’ compensation insurance. We focus on distributing our products through well-established, local and regional independent agents and brokers, as opposed to larger, nationally-run brokerages. Our goal is to be one of the top three workers’ compensation insurers whose policies are sold by such agents and brokers, and to be the first choice for the classes of business that we target. We believe that independent agents and brokers are attracted to us because of the level of service we provide both to them and our focus on small businesses. For example, we provide marketing materials, agent training on new statutes and regulations, and our sales representatives visit our agents and producers and can electronically submit applications from the agents’ and brokers’ offices. This level of service is not costly to us and we believe it provides significant benefits in terms of strengthening our relationships with our agents and brokers. We are also able to use our long-standing relationships to identify new business opportunities. Although our underwriting system is highly automated, we do not delegate underwriting authority to agencies or brokers that sell our insurance or to any other third party. Our field underwriters continue to work closely with independent agents and brokers to market and underwrite our business, regularly visit their offices and participate in presentations to customers, which results in enhanced understanding of the businesses and risks we underwrite and the needs of prospective customers. Expanding our distribution reach, we have also developed important and long-standing strategic distribution relationships with ADP and Wellpoint, and we have recently entered into a strategic distribution relationship with E-chx, a payroll outsourcing company. Through our strategic distribution partnership with ADP, we jointly market our workers’ compensation insurance products with ADP’s payroll services primarily to small businesses in California, as well as in Colorado, Idaho, Texas and Utah, generating $48.5 million in gross premiums written in 2005. Through our strategic distribution partnership with Wellpoint, we jointly market our workers’ compensation insurance products with Wellpoint’s group health insurance plans to small businesses in California, generating $78.4 million in gross premiums written in 2005.

Scalable and Cost-Effective Infrastructure.    We have three strategic business units overseeing 12 territorial offices serving the various states in which we are currently doing business. We believe we have created an efficient, cost-effective, scalable infrastructure that complements our geographic reach, our focus on workers’ compensation insurance and our targeting of small businesses. In addition, because of our strategic network of offices and our highly automated underwriting system, we believe we can quickly scale our business in order to fully leverage our relationships with ADP and Wellpoint, as well as with any future strategic partners. As a result, we believe that we can expand our business quickly, without a need to hire a significant number of new employees or incur significant additional costs. We strive to be as efficient as possible in meeting the needs of small businesses. As part of our cost-effective infrastructure, we have developed a highly automated underwriting software program that allows for electronic submission and review of insurance applications, employing our underwriting standards and guidelines. This automated process leads to efficient and timely processing of applications for small, straight-forward policies that meet our standards and saves our independent agents and brokers considerable time in processing customer applications. We believe our existing infrastructure is key to our business success and will allow us to benefit from necessary economies of scale as we seek profitable growth, while at the same time retaining the desired closeness to our independent agents, brokers and strategic distribution partners.

Financial Strength.    As of September 30, 2006, our insurance subsidiaries had total consolidated statutory surplus of $625.9 million and, as of December 31, 2006, were assigned a group letter rating of A− (Excellent), with a ‘‘positive’’ financial outlook, by A.M. Best, the fourth highest of 16 ratings. We have a proven history of conservative reserving. There have been no prior year adverse developments in our reserves since we commenced operations in 2000. By contrast, according to data compiled by NCCI, the reserves for non-governmental workers’ compensation insurers have been deficient in each of the years in the five-year period ended December 31, 2005. Also, our insurance subsidiaries’ ratio of net premiums written to total consolidated statutory surplus, a measure of underwriting leverage, of 0.83:1 at December 31, 2005, compared to an industry average of 1.1:1 at such date, further demonstrates the strength of our balance sheet. The net premiums written to statutory surplus ratio is a measure of the size of an insurer’s capital base as compared to the amount of risk it assumes. A higher ratio indicates a greater level of risk relative to capital base. The higher the ratio, the greater the impact on surplus should our prices prove inadequate. We believe that our financial strength enhances our credibility among independent agents, brokers and customers. In connection with our assumption in 2000 of the assets, liabilities and operations of the Fund, our Nevada insurance subsidiary assumed the Fund’s rights and obligations under the LPT Agreement, a retrospective 100% quota share reinsurance agreement which the Fund had entered into with third party reinsurers. The LPT Agreement substantially reduced the exposure to losses for pre-July 1995 Nevada insured risks. With that assumption of the assets, liabilities and operations of the Fund, our Nevada insurance subsidiary assumed in force policies and historical liabilities associated with the Fund for losses prior to January 1, 2000. Because we entered the California market by acquiring from Fremont the right to renew workers’ compensation insurance policies, we did not acquire any historical liabilities associated with Fremont’s policies for accident years prior to 2002.

Strong Senior Management with Extensive Industry Experience.    We have a strong senior management team with significant insurance industry experience across a variety of markets and market conditions. Our executive officers and senior management team also have significant experience with the state-by-state workers’ compensation legislative and regulatory environment, particularly in the states in which we operate or are licensed, and they have been proactive in encouraging legislation that allows us to operate profitably within a balanced framework. Mr. Douglas D. Dirks, our President and Chief Executive Officer, together with certain other of our executive officers, took us from a state-owned fund to a profitable, stand-alone and profit-oriented private company. We then opportunistically expanded into several states through the Fremont transaction. We believe that the extensive experience and knowledge of our senior executive officers and our underwriting and claims senior management teams provide us with the ability to successfully select profitable workers’ compensation markets and, within those markets, to efficiently write risks and effectively manage claims. Mr. Dirks and four of our other executive officers have an average of over 18 years of insurance industry experience and over 16 years of workers’ compensation insurance experience. We also have successfully hired knowledgeable and experienced senior management for our underwriting and claims staffs. These senior managers on average have over 20 years of experience in the insurance industry.

Our Strategies

We plan to pursue profitable growth by focusing on the following strategies:

Maintain Focus on Underwriting Profitability.    A commitment to disciplined underwriting is the first guiding principle of our company, and we will continue this disciplined underwriting approach in pursuing profitable growth opportunities. We will carefully monitor market trends to assess new business opportunities, only pursuing opportunities that we expect to meet our pricing and risk standards. We will seek to underwrite our portfolio of low to medium hazard risks with a view toward maintaining long-term underwriting profitability across market cycles. We will not sacrifice profitability and stability for top-line revenue growth. Our disciplined underwriting approach is particularly important in California due to recent downward pressures on rates in that state. We will manage our California business carefully in light of this ongoing trend, principally by regular evaluation and quarterly review of average loss frequency and severity as well as overall rate adequacy.

Continue to Grow in Our Existing Markets.    Since commencing operations in Nevada in 2000, we have expanded our operations to California, established important strategic distribution relationships with ADP and Wellpoint, entered seven other states and obtained licenses in six new states. We plan to continue to seek profitable growth in our existing markets by addressing the workers’ compensation insurance needs of small businesses, which we believe represent a large and profitable market segment and by entering new strategic distribution agreements such as our recent agreement with E-chx. In the states in which we operate, the workers’ compensation market for small businesses is not highly concentrated, with a significant portion of premiums being written by numerous insurance companies with small individual market shares. We believe that our focus on workers’ compensation insurance, our disciplined underwriting and risk selection, and our loss control and claims management expertise for small businesses position us to profitably increase our market share in our existing markets. Our net premiums written have grown from $187.0 million in 2002 to $439.7 million in 2005. With our leading presence in California and Nevada, we believe that we are ideally positioned in higher population-growth markets with better gross domestic product growth than many other regions of the U.S. Small businesses generally grow faster than large businesses and, according to the United States Small Business Administration, 60% to 80% of new jobs over the past decade ending in 2005 were created by small businesses. Accordingly, we believe that the characteristics of our existing markets should be favorable over the long term.

Enter New Markets Through Our Existing Distribution Relationships.    Since commencing operations in Nevada in 2000, we have expanded our operations to California, were able to establish important strategic distribution relationships with ADP and Wellpoint because of the Fremont transaction, entered seven new states and obtained licenses in six other states. We intend to continue to selectively enter new markets, taking into account the adequacy of premium rates, market dynamics, the labor market, political and economic conditions and the regulatory environment. Our strategic distribution partnerships with ADP and Wellpoint have allowed us to access new customers and to write attractive business in an efficient manner. In the near to medium term, we plan to expand our strategic distribution partnership with ADP to enter states where we do not currently conduct business. ADP provides us with the opportunity to enter new states as its strategic partner by co-marketing our workers’ compensation insurance together with ADP’s payroll services. For example, we entered Illinois in the fourth quarter of 2006 and we intend to enter Florida in the first quarter of 2007 through ADP. We will also consider new alternative distribution arrangements. Additionally, we will seek to leverage our existing independent agent and broker relationships to enter new states.

Capitalize on the Flexibility of Our New Corporate Structure.    This initial public offering is part of our conversion from a mutual insurance holding company owned by our Nevada policyholder members to a stock corporation owned by our public stockholders. We believe that our conversion to a public company will give us enhanced financial and strategic flexibility. This will allow us to consider acquisitions, joint ventures and other strategic transactions, as well as new product offerings, which make strategic sense for our business while achieving our goal of profitable growth. As a company with publicly traded stock and access to public capital markets and the flexibility to use our capital stock as consideration for strategic transactions, we believe we will be much better positioned to capitalize on new opportunities. Also, we intend to utilize our new ability to use stock-based compensation to retain and attract skilled and dedicated persons who are essential to the success of our business.

Manage Capital Prudently.    We intend to manage our capital prudently relative to our overall risk exposure, establishing adequate loss reserves to protect against future adverse developments while seeking to grow profits and long-term stockholder value. We also plan to manage capital efficiently in order to maintain our financial strength, fund growth, invest in our infrastructure or return capital to stockholders, which may include share repurchases. Additionally, we seek to maintain a calculated and deliberate balance between our focus on attractive returns and our need for strong ratings and appropriate operating and financial leverage. We will target an optimal level of overall leverage to support our underwriting activities and are committed to maintaining our financial strength and ratings over the long term.

Leverage Infrastructure, Technology and Systems.    We will continue to invest in our scalable, cost-effective infrastructure and our underwriting and claims processing technology and systems. We recently introduced a new automated underwriting system, E ACCESS, which over time will replace three legacy underwriting systems. We anticipate that this new system will reduce transaction costs and support future profitable growth. In 2007, we expect to implement a new claims system designed to enhance our ability to support best-in-class claims processing. We will also continue to improve our systems and operations to enhance profitability and scalability.

Our History

Our Nevada insurance subsidiary was incorporated and domiciled in Nevada in December 1999. On January 1, 2000, our Nevada insurance subsidiary assumed the assets, liabilities and operations of the Fund, pursuant to legislation enacted in the 1999 Nevada legislature. The Fund, which was an agency of the State of Nevada, had over 80 years of workers’ compensation experience in Nevada. Following our assumption of the Fund’s assets, liabilities and operations, Nevada no longer had a monopolistic state agency that provided workers’ compensation coverage to employers in the state. Employers in Nevada could obtain their coverage from an insurer in the private market (including from us), join a self insured group or, if they met the financial qualifications required by statute, self insure their own losses.

In connection with our assumption of the assets, liabilities and operations of the Fund, our Nevada insurance subsidiary assumed the Fund’s rights and obligations associated with the LPT Agreement, a retroactive 100% quota share reinsurance agreement with third party reinsurers which substantially reduced our exposure to losses for pre-July 1, 1995 Nevada insured risks. For further discussion of the LPT Agreement, see ‘‘Selected Historical Financial and Other Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘—Reinsurance—LPT Agreement’’ and Note 7 in the Notes to our Consolidated Financial Statements which are included elsewhere in this prospectus. Our Nevada insurance subsidiary assumed all of the liabilities and reserves for claims incurred by the Fund from July 1, 1995 until December 31, 1999.

Our Nevada insurance subsidiary also assumed certain other assets and liabilities of the Fund, including buildings, employees, computer systems and equipment, and contractual rights and obligations. As the workers’ compensation regulatory and marketplace environment in Nevada became more competitive, and the monopolistic Fund was eliminated, we adjusted our staffing, programs and insurance products accordingly. In 2001, we closed an injured worker rehabilitation center that we considered to be operating uneconomically, terminating the center’s staff and selling the associated properties. In 2000, we moved our corporate headquarters from Carson City to Reno and, in 2002, we closed offices in rural Nevada, either terminating the associated staff or relocating them to Reno or Las Vegas. We began focusing our business model on select small businesses engaged in low to medium hazard industries.

Through July 2002, we operated exclusively in Nevada. During the first half of 2002, we recognized that the California small business workers’ compensation insurance market presented potentially attractive opportunities. The California market had experienced the insolvency or departure of a number of workers’ compensation companies as companies competed for California business by pricing workers’ compensation insurance products at low levels. As the underwriting capacity decreased in California, the rates charged by the remaining workers’ compensation insurance providers and by California’s state workers’ compensation fund increased significantly. In order to capitalize on the opportunity for potential profit presented by the these circumstances, we formed and capitalized a wholly owned stock corporation incorporated in California, ECIC, and on July 1, 2002 we acquired the renewal rights to a book of workers’ compensation insurance business, and certain other tangible and intangible assets, from Fremont for a purchase price of $1.00. We believe that the purchase price in this transaction may have been the result of a decision by Fremont’s parent, Fremont General Corporation, to place its workers compensation insurance business, including Fremont, into discontinued operations in the fourth quarter of 2001, and to cease conducting insurance business. In July 2003, Fremont was placed into liquidation by the California Commissioner of Insurance. The book of business we acquired from Fremont was primarily comprised of accounts in California and, to a lesser extent, in Colorado, Idaho, Montana and Utah.

Because of the Fremont transaction, we were able to establish our important relationships and distribution agreements with ADP and Wellpoint. The Fremont transaction also involved the acquisition of in force policies that were written through a fronting facility with Clarendon, and the entry by ECIC into a fronting facility with Clarendon. The fronting facility was placed into run off in the fourth quarter of 2003. For further discussion of the Clarendon fronting facility, see ‘‘—Reinsurance—Clarendon Fronting Facility.’’

In 2003, EICN and ECIC, as well as Employers Occupational Health, Inc., or EOH, and Elite Insurance Services, Inc., or EIS, began to operate under the Employers Insurance Group trade name. On April 1, 2005, we reorganized into a mutual insurance holding company, wholly owned by the members of EICN. Upon completion of the conversion, EIG will become a Nevada stock corporation and will change its name to ‘‘Employers Holdings, Inc.’’ and all of the membership interests of our members will be extinguished. In exchange, eligible members will receive shares of our common stock, cash or a combination of both. When the conversion and this offering are complete, EIG will be a public company and will continue to indirectly own 100% of the common stock of EICN and our other operating subsidiaries.

Workers’ Compensation Insurance Market

Overview

Workers’ compensation is a statutory system under which an employer is required to provide coverage for its employees’ medical, disability, vocational rehabilitation and death benefits costs for work-related injuries or illnesses. Most employers comply with this requirement by purchasing workers’ compensation insurance. The principal concept underlying workers’ compensation laws is that an employee injured in the course of his or her employment has only the legal remedies available under workers’ compensation laws and does not have any other recourse against his or her employer. Generally, workers are covered for injuries that occur in the course and within the scope of their employment. An employer’s obligation to pay workers’ compensation benefits does not depend on any negligence or wrongdoing on the part of the employer and exists even for injuries that result from the negligence or wrongdoings of another person, including the employee. The level of benefits varies by state, the nature and severity of the injury or disease and the wages of the injured worker.

Workers’ compensation insurance policies generally provide that the carrier will pay all benefits that the insured employer may become obligated to pay under applicable workers’ compensation laws. Each state has a regulatory and adjudicatory system that quantifies the level of wage replacement to be paid, determines the level of medical care required to be provided and the cost of permanent impairment and specifies the options in selecting healthcare providers available to the injured employee or the employer. These state laws generally require two types of benefits for injured employees: (1) medical benefits, which include expenses related to diagnosis and treatment of an injury and/or disease, as well as any required rehabilitation, and (2) indemnity payments, which consist of temporary wage replacement, permanent disability payments and death benefits to surviving family members. To fulfill these mandated financial obligations, virtually all employers are required to purchase workers’ compensation insurance or, if permitted by state law or approved by the U.S. Department of Labor, to self-insure. The employers may purchase workers’ compensation insurance from a private insurance carrier such as EICN or ECIC, a state-sanctioned assigned risk pool, a state agency, a self-insurance fund (an entity that allows employers to obtain workers’ compensation coverage on a pooled basis, typically subjecting each employer to joint and several liability for the entire fund) or, may self insure, thereby retaining all risk.

Workers’ compensation was the fourth largest property and casualty insurance line in the U.S. in 2005, on a net written premium basis, according to NCCI. According to NCCI, net premiums written in 2005 for the workers’ compensation industry were approximately $37.8 billion, or 8.9% of the estimated $425.7 billion in net premiums written for the property and casualty industry as a whole. Premium volume in the workers’ compensation industry was up 8.8% in 2005 compared to 2004, while the entire property and casualty industry experienced a 0.4% increase in net premium written in 2005 from 2004, according to NCCI.

Industry Developments

We believe the workers’ compensation sector has recovered from a period characterized by deteriorating operating profitability caused primarily by rising medical claim costs, rising indemnity claim costs and poor investment performance. We believe that these challenges to the workers’ compensation sector have caused a significant upward pricing adjustment, resulting in current relative pricing stability and conditions that are significantly more favorable for us.

During the period from 1994 to 2001, we believe that rising loss costs, despite declines in the frequency of losses, severely eroded underwriting profitability in the workers’ compensation insurance industry. According to the Insurance Information Institute, the workers’ compensation industry’s accident year combined ratios rose from 97% in 1994 to a high of 138% in 1999. In addition, the NCCI estimated that workers’ compensation loss reserves for private carriers were deficient by $9 billion at year-end 2005, which are significantly up from just $0.5 billion year-end 1994, yet down from a high of $21 billion at year-end 2001.

Rising Medical Claim Costs.    Workers’ compensation medical claims costs have risen approximately 125% over the ten years ended 2005, according to NCCI, driven in part by increased utilization and prescription drug costs.

Rising Indemnity Claim Costs.    Indemnity claim costs, which include wage replacement, have followed a similar trend, according to NCCI, which estimates that such costs have risen 80% for the ten years ended 2005.

Poor Investment Performance.    Unfavorable investment conditions have also adversely affected workers’ compensation industry returns. Due to the ‘‘long tail’’ nature of workers’ compensation claims, which refers to the length of time required to resolve claims, workers’ compensation insurers carry substantial loss reserves. Therefore, the investment performance of the investments funded with these amounts is a critical part of a carrier’s business model. The ratio of investment gain on insurance transactions (including investment income, realized capital gains and other income) to premium for private carriers has declined from a high of 21.3% in 1998 to 12% in 2005, according to NCCI. However, workers’ compensation investment returns are estimated to remain relatively flat at 12% for 2005, as compared to 11.2% for 2004, according to NCCI.

Reduction in Market Capacity.    We believe that rising loss costs and low investment returns in recent years have led to poor operating results and have caused some workers’ compensation insurers to suffer severe capital impairment. These conditions have forced some insurers to withdraw from the marketplace and enter insolvency proceedings, precipitating a reduction in market capacity. Only recently during 2005 and in 2006 have we seen insurers begin offering limited increased capacity. Notwithstanding this limited market capacity, workers’ compensation premium volume has shown steady growth, increasing from $24.9 billion in 1999 to an estimated $47.2 billion in 2005, a 90% increase, driven mainly by rate increases, according to NCCI.

California Market.    We believe that during the late 1990’s, California faced even greater challenges than the U.S. workers’ compensation market as a whole. California is the largest workers’ compensation insurance market in the United States. In 2005, California accounted for an estimated $14.5 billion in written premiums (net of deductibles) according to the Workers’ Compensation Insurance Rating Bureau of California, or WCIRB, or approximately 26.1% of the entire U.S. workers’ compensation market.

From 1995, when California imposed an open rating system where carriers set their own rates, through 1999, California’s workers’ compensation market was characterized by severe price competition. Carriers were reducing rates in order to maintain, or increase, their market share. Workers’ compensation rates in California declined approximately 47% from 1993 to 1998, according to the WCIRB. These lower rates, together with increases in medical and indemnity claim costs, severely eroded underwriting profitability.

This deterioration in underwriting profitability compelled many workers’ compensation carriers to significantly reduce their California workers’ compensation premium writings, creating a reduction in market capacity. It is noteworthy that, according to WCIRB, insurance carriers representing approximately 35% of the California market in 1994 are no longer writing California workers’ compensation insurance in California. As a result of this reduction in market capacity, the State Compensation Insurance Fund, or SCIF, traditionally operating as an ‘‘insurer of last resort’’ in California, has become the dominant provider in that state’s workers’ compensation market. According to a January 2006 State of California study on the effects of legislative reforms on workers’ compensation insurance rates, SCIF’s market share climbed from an average of 22% in 1998 to more than 53% in 2003. According to A.M. Best, as SCIF has grown in market share, its net premiums written to total statutory surplus ratio has risen from a low of 0.6:1 in 1996 to nearly 2.8:1 in 2004. This result has prompted the California Department of Insurance to question SCIF’s stability.

We believe that this reduction in capacity in California led to significant rate increases from 2000 through 2003. According to WCIRB, average insurer rates increased from $2.30 per $100 of payroll in 1999 to $6.47 per $100 of payroll in 2003, an increase of 181%. In addition to, and as a result of, these rate increases, the California legislature passed reform bills which were designed to reduce loss costs. In September 2003, the California legislature passed reform bills A.B. 227 and S.B. 228 and in April 2004, passed S.B. 899. Among other things, these bills addressed medical fee schedules, chiropractic and physical therapy visits, medical utilization guidelines, vocational rehabilitation, permanent disability schedules and the presumption of the treating physician. According to the WCIRB, workers’ compensation calendar year combined loss and expense ratios declined 24 percentage points from 104% in 2003 to 80%

in 2005. While there has been no definitive, quantitative analysis that has captured the collective impact of the reforms, credible studies of material aspects of the reforms have been undertaken. The California Workers’ Compensation Institute, or CWCI, recently completed a series of studies which indicate the reforms have resulted in a significant reduction in loss costs. According to CWCI, average payments for outpatient surgery procedures are down 38.9% since the schedule was adopted in January 2004. In addition, according to the CWCI, there have been significant reductions in physical therapy and chiropractic claims since California adopted the American Academy of Occupational and Environmental Medicine guidelines and the 24-visit cap for these services. According to the CWCI, in comparing 2004 and 2005 claims to 2002 claims, the net reduction in both physical therapy visits and payments was well in excess of 40%, while the net reduction for chiropractic visits and payments was between 45% and 60%.

As a result of the rate increases from 2000 to 2003 and the legislative reforms, underwriting profitability in California improved significantly according to WCIRB estimates as of March 31, 2006 (after reflecting the estimate of California reform legislation on unpaid losses). Accident year combined loss and expense ratios improved from 184% in 1999 to 55% in 2004. Accident year 2005 is estimated by WCIRB to have produced a combined loss and expense ratio of 58%. Despite the slight increase, WCIRB has reported that 2005 marked the third consecutive year with combined ratios in California estimated to be at or below 80%, following eight consecutive years in which they exceeded 100%.

Despite rate decreases in 2004, 2005 and in 2006, we believe that California remains a profitable operating environment. According to WCIRB, total estimated ultimate losses in California were down to $7.1 billion in accident year 2005 compared to $12.3 billion in 2002, a reduction of 42%. Indemnity claim counts were down 36% during that same time period. We believe that the impact of reforms will continue to result in loss costs that are supportable by current rate levels.

Nevada Market.    The Nevada workers’ compensation market has changed dramatically over the past decade. From 1913 until July of 1999 the workers’ compensation market was served by a monopolistic state fund. In the 1980’s, employers were also allowed to opt for self insurance. In July of 1999, the Nevada workers’ compensation insurance market was opened to competition by private carriers, and the Fund was privatized in January of 2000. Therefore, a fully competitive private market in Nevada is a recent phenomenon.

With the opening of the market to competition by private carriers and the privatization of the Fund, capital began emerging in the state, and market shares fluctuated for the first couple of years. By 2002, the effects of rate competition became apparent in Nevada, as rates declined and the market stabilized as businesses settled on workers’ compensation carriers.

Nevada has adopted a ‘‘loss cost’’ rate regulation regime, under which insurance companies are permitted to file to deviate upwards or downwards from the bench mark rates set by the insurance regulator. As a result, the primary way in which private carriers compete with one another are based on expense differentiation and dividends. The rate environment has been stable. Although some new capital continues to enter the state, the total number of competitors has remained fairly stable at around 210. Competition between carriers for existing business has settled, and we have seen fewer employers move from one carrier to another.

Industry Outlook

We believe the challenges faced by the workers’ compensation industry over the past decade have created significant ongoing opportunity for workers’ compensation insurers to increase the amount of business that they write. 2002 marked the first year in five that private carriers in the property and casualty industry experienced an increase in annual after-tax returns on surplus, including capital gains, according to A.M. Best; after-tax returns on surplus increased in 2003, 2004 and 2005 as well. Also according to A.M. Best, workers’ compensation industry calendar year combined ratios declined in 2002 for the first time in seven years, falling from 122% in 2001 (with 1.9% attributable to the September 11, 2001 terrorist attacks) to 111% in 2002, 110% in 2003, 107% in 2004 and 102% in 2005, as the rate of increase in medical and indemnity claim costs slowed. According to NCCI, medical claim costs increased 8.5% in 2005 compared to 12.3% in 2001; indemnity costs increased 2.0% in 2005 compared to 9.6% in 2001. As a specialty provider focused on select small businesses engaged in low to medium hazard industries, we believe we have ample opportunity to provide needed underwriting capacity at attractive rates upon favorable terms and conditions.

Our Business Operations

Customers

Our target customers are select small businesses engaged in low to medium hazard industries. Until December 31, 2006, the workers’ compensation insurance industry classified risks into four hazard groups based on severity of claims, with employers in the first, or lowest, hazard group having the most predictable and least costly claims and those in the fourth, or highest, hazard group having the least predictable and most costly claims. Our historical loss experience has been more favorable for lower hazard groups than for higher hazard groups. Further, we believe it is generally more costly to service and manage the risks associated with higher hazard groups, thereby comparatively reducing the profit margin derived from underwriting business in higher hazard groups. By targeting lower hazard groups, we believe that we improve our ability to generate profitable underwriting results. In 2005, 67% and 31% of base direct premiums written were generated by employers in the second and third lowest hazard groups, respectively. Employers in the second lowest hazard group, include restaurants, physician offices, stores and educational institutions. Employers in the third lowest hazard group include the residential carpentry, plumbing, automobile service and repair and real estate agency businesses.

The following table sets forth our base direct premiums written by type of employer for our top ten types of employers and as a percentage of our total base direct premiums written for the year ended December 31, 2005:

Type of Employer	Hazard Group	Base Direct Premiums Written	Percentage of Total
	(level)	(in thousands)	(percent)
Physicians and physician office clerical	2	$34,826	7.7%
Restaurants	2	33,614	7.4
Store: Wholesale not otherwise classified	2	22,064	4.9
College: Professional employees and clerical	2	14,524	3.2
Store: Retail not otherwise classified	2	13,549	3.0
Clerical office employees not otherwise classified	2	12,686	2.8
Machine shops not otherwise classified	2	12,338	2.7
Dentists and dental surgeons – all employees including clerical	2	9,861	2.2
Clothing manufacturers	2	9,181	2.0
Hotels – all employees	2	7,944	1.8
Total		$170,587	37.7%

The following table sets forth our base direct premiums written by hazard group and as a percentage of our total base direct premiums written for the year ended December 31, 2005 and nine months ended September 30, 2006:

Hazard Group	Year ended December 31, 2005	Percentage of 2005 Total	Nine Months Ended September 30, 2006	Percentage of Nine Months Total
	(in thousands, except percentages)
1	$6,016	1.3%	$3,981	1.3%
2	305,533	67.4	199,275	65.8
3	140,701	31.1	99,455	32.8
4	784	0.2	360	0.1
Total	$453,034	100.0%	$303,071	100.0%

In 2005, our policyholders had average annual premiums of approximately $16,500.

We are not dependent on any single employer or type of employer and the loss of any single employer or type of employer would not have a material adverse effect on our business. We do not expect the size of our customers to increase significantly over time.

Our business targets employers located in several western states, primarily California and Nevada. The following table sets forth our direct premiums written by state and as a percentage of total direct premiums written for the last three years and for the nine months ended September 30, 2006:

	2003	Percentage of Total 2003	2004	Percentage of Total 2004	2005	Percentage of Total 2005	Nine Months Ended September 30, 2006	Percentage of Total for Nine Months Ended September 30, 2006
	(in thousands, except percentages)
California	$43,253	29.6%	$277,096	75.9%	$350,039	77.7%	$220,201	72.7%
Nevada	102,600	70.3	83,076	22.7	82,428	18.3	62,294	20.6
Colorado	—	—	2,353	0.6	11,093	2.5	10,131	3.3
Utah	62	0.1	1,974	0.6	4,681	1.0	5,316	1.7
Idaho	22	0.0	314	0.1	1,263	0.3	2,797	0.9
Montana	3	0.0	472	0.1	1,236	0.2	2,140	0.7
Texas	—	—	—	—	—	—	187	0.1
Arizona	—	—	—	—	—	—	5	0.0
Total	$145,940	100.0%	$365,285	100.0%	$450,740	100.0%	$303,071	100.0%

We believe there are significant opportunities for growth in additional markets. We are currently in the process of obtaining certificates of authority to write workers’ compensation insurance in the following additional states: Georgia and Massachusetts. We are optimistic that we will be able to enter the workers’ compensation insurance market successfully in those and other states, when we are or become licensed in conjunction with our strategic distribution partner, ADP. For example, we entered Illinois in the fourth quarter of 2006 and we intend to enter Florida in the first quarter of 2007 through ADP.

Substantially all of our policies are written through independent agents and brokers or strategic distribution partners that act as the producer of record on the policy. We treat these independent agents and brokers and strategic distribution partners as our customers as they normally offer a strong purchasing recommendation to the targeted business or make the actual buying decision on behalf of the targeted business.

Marketing and Distribution

We distribute our workers’ compensation insurance products principally though independent agents and brokers and through our principal strategic distribution partners, ADP and Wellpoint. We have entered into an additional strategic partnership with E-chx in California and are actively pursuing other strategic partnership opportunities. We manage the marketing and distribution of our products from three strategic business units:

•	Pacific Region, which markets and underwrites business written through independent agents and brokers in the state of California. Pacific Region offices are located in San Francisco, Glendale and Fresno, California;

•	Strategic Markets, which markets and underwrites business written through our strategic partner relationships. Strategic Markets offices are located in Boise, Idaho and Newbury Park, California; and

•	Western Region, which markets and underwrites business written through independent agents and brokers in the states of Nevada, Utah, Montana, Idaho, Colorado, Texas and Arizona. Western Region offices are located in Reno and Henderson, Nevada, Boise, Idaho, Salt Lake City, Utah, Denver, Colorado, Irving, Texas, Schaumberg, Illinois, and Phoenix, Arizona.

The following table sets forth our base direct premiums written by strategic business unit and as a percentage of our total base direct premiums written for the year ended December 31, 2005, and nine months ended September 30, 2006:

	2005	Percentage of Total 2005	Nine Months Ended September 30, 2006	Percentage of Nine Months Total
	(in thousands, except percentages)
Pacific Region	$229,437	50.6%	$131,547	43.4%
Strategic Markets	120,442	26.6	87,659	28.8
Western Region	103,155	22.8	84,256	27.8
Total	$453,034	100.0%	$303,071	100.0%

Each of our strategic business units employs a Vice President of Sales, each of whom is responsible for setting marketing goals at his respective business unit level and supervising his respective business unit’s field sales representatives. Field sales representatives are assigned to individual agents or brokers. Each Vice President of Sales reports to the President of his strategic business unit. Each Vice President of Sales also has a reporting relationship with our Corporate Vice President of Sales, who is responsible for maintaining the appropriate level of consistency among the strategic business units and the integrity of the EIG brand.

Independent Insurance Agents and Brokers

As of September 30, 2006, we marketed and sold our insurance products through approximately 1,080 independent insurance agents and brokers. During 2005 and the nine months ended September 30, 2006, agents and brokers produced $324 million and $209 million, respectively, of base direct premiums written for us. We pay commissions which we believe are competitive with other workers’ compensation insurers and we also believe that we deliver prompt, efficient and professional support services. We generally pay a 12% commission on new and renewal business. Our ratio of commissions to net premiums earned for the nine months ended September 30, 2006 was 12.2%.

No single agent or broker representing us accounted for more than 2.1% of base direct premiums written in 2005 or in the nine months ended September 30, 2006.

Our marketing efforts directed at agents and brokers are implemented by our field marketing representatives and underwriters. We seek to establish and maintain long-term relationships with the principals, producers and customer service representatives of independent agents and brokers that will actively market our products and services. We believe that the decision by agents and brokers to place business with an insurer depends in part upon the quality and breadth of services offered by the insurer to the agents and brokers and policyholders, as well as the insurer’s expertise and dedication to a particular line of business. Accordingly, we have sought to enhance the ease of doing business with us and to provide superior service. For example, our recently introduced highly automated underwriting system, E ACCESS, enables agents and brokers to directly input data and the system then prices the risk and binds the coverage without human intervention. Also, we believe that our primary focus on workers’ compensation insurance allows us to compete effectively with much larger insurers because of the services we offer and our industry expertise.

We do not delegate underwriting authority to agents or brokers that sell our insurance. Our field underwriters continue to work closely with independent agents and brokers to market and underwrite our business, regularly visit their offices and participate in presentations to customers, which results in enhanced understanding of the businesses and risks we underwrite and the needs of prospective customers.

Strategic Distribution Partners

We have had key distribution relationships with our principal strategic distribution partners, ADP and Wellpoint, since 2002. We do not delegate underwriting authority to our strategic distribution partners. Our field underwriters continue to work closely with them to market and underwrite our business, regularly visit their offices and participate in presentations to customers, which results in enhanced understanding of the businesses and risks we underwrite and the needs of prospective customers.

ADP.    ADP is a payroll services company providing services to small and medium businesses. ADP is the largest payroll service provider in the United States with over 450,000 clients. As part of its services, ADP sells our workers’ compensation insurance product in addition to its payroll and accounting services. Our workers’ compensation insurance products are distributed through ADP’s insurance agency and field sales staff. During the year ended December 31, 2005, we wrote approximately $48.5 million in gross premiums written in four western states (California, Colorado, Idaho and Utah) through ADP. We pay ADP fees which are a percentage of premiums for services provided by ADP on our ADP business.

Within the ADP insurance agency, there are two group programs: accounts with 1 to 50 employees, known as the small business unit, and accounts with 51 to 100 employees, known as the major account unit. The majority of business that we write is written through ADP’s small business unit.

ADP utilizes innovative methods to market workers’ compensation insurance. It offers a ‘‘Pay-by-Pay’’ program. An advantage of the ‘‘Pay-by-Pay’’ program is that, unlike a traditional workers’ compensation insurance policy, policies sold through this program do not require the policyholder to pay a deposit at the inception of the policy. In addition, the workers’ compensation premium is deducted each time ADP runs the policyholder’s payroll along with their appropriate federal, state, and local taxes. These characteristics of the ‘‘Pay-by-Pay’’ program enable us to price the workers’ compensation insurance written as a part of that program competitively.

Although we do not have an exclusive relationship with ADP, we believe we are a strategic distribution partner of ADP for our selected markets and classes of business. Nevertheless, there are some classes of business that ADP provides payroll services for that do not fall within our underwriting criteria. If the risk does not fit our underwriting criteria, ADP may submit that risk to another insurer.

Our agreement with ADP is not exclusive, and ADP may terminate the agreement without cause upon 120 days’ notice. The agreement does not contain a specific termination date.

Wellpoint.    The Wellpoint ‘‘Integrated Medicomp’’ Partnership includes two agreements, a small group health insurance plan (for employers with 1 to 50 employees) and a large group health insurance plan (for employers with 51 to 251 employees). The large group health insurance plan was effective July 1, 2006. These two group health insurance plans are combined with a standard workers’ compensation insurance policy into a program that meets the state requirements for workers’ compensation. This exclusive relationship allows us to distribute an integrated group health/workers’ compensation product offered in California through the Wellpoint distribution force of life and health agents. It combines Blue Cross Group Health with workers’ compensation insurance coverage written through our California-domiciled insurance subsidiary, ECIC. During the year ended December 31, 2005, we wrote approximately $78.4 million in gross premiums through Wellpoint’s Integrated Medicomp Program. The primary benefit to the employer is a single bill for their group health and workers’ compensation insurance coverages. We believe that this is perceived by the employer as a more efficient way for them to manage the purchase of these products. Another key benefit to this program is the increased satisfaction from employees who are able to use the same medical network for occupational and non-occupational illness and injury. Being the largest group health carrier in California often allows Wellpoint to negotiate favorable rates with their physicians and associated facilities, which we benefit from through reduced claims costs.

An essential element of the program is some level of premium savings to the employer for both independent lines of coverage. These premium savings generally result in increased interest from the employer as well as long-term persistency and the overall success of the program. We believe that, in general, when employers purchase this combination of coverages, their employees make fewer workers’ compensation claims because those employees are insured for non-work related illnesses or injuries and thus are less likely to seek treatment for a non-work related illness or injury through their employers’ workers’ compensation insurance carrier. We pay Wellpoint fees which are a percentage of premiums for services provided by Wellpoint on our Wellpoint business.

Although our distribution agreements with Wellpoint are exclusive, Wellpoint may terminate its agreements with us if we are not able to provide coverage through a carrier with an A.M. Best financial strength rating of B++ or better. Wellpoint may also terminate its agreements with us without cause after giving us 60 days’ notice. The agreements are for an initial two-year period running through January 1, 2008. After that date they are automatically renewable for subsequent one-year periods unless terminated by either party at least 60 days prior to the end of their current term.

E-chx.    We entered a joint sales, services and program administration agreement with E-chx in November 2006, pursuant to which E-chx, a payroll solutions company providing payroll outsourcing solutions for small businesses, will market our workers’ compensation insurance product in addition to its payroll services. Our workers’ compensation insurance product is distributed through Granite Professional Insurance Brokerage, Inc. This program is only available in California. Although we do not have an exclusive relationship with E-chx, we are their only strategic partnership in California. E-chx offers products and services in all 50 states. We pay E-chx fees which are a percentage of premiums for services provided by E-chx.

E-chx offers an ‘‘E-PAY’’ program under which policies sold through this program do not require the policyholder to pay a deposit at the inception of the policy, unlike a traditional workers’ compensation insurance policy. In addition, the workers’ compensation premium is deducted each time E-chx runs the policyholder’s payroll along with their appropriate federal, state, and local taxes. We believe that these characteristics of the ‘‘E-PAY’’ program will allow us to competitively price the workers’ compensation insurance written as a part of that program.

Our agreement with E-chx is not exclusive, and E-chx may terminate the agreement without cause upon 180 days prior written notice. The agreement is for an initial two-year period running through November 2008 and is automatically renewable for subsequent two-year periods.

Direct Business

We write a small amount of direct business, or business that comes to us directly without using an agent or broker, or without coming through one of our strategic distribution partners. This direct business is a legacy of our assumption of the assets and liabilities of the Fund. Although we do not market any direct business so as to avoid channel conflict with our independent agents and brokers, we intend to maintain this pre-existing book of business because it is very well known by our underwriters and very profitable. In the year ended December 31, 2005, we wrote approximately $10.5 million in gross premium attributable to this direct business.

Underwriting

We target select small businesses engaged in low to medium hazard industries. We employ a disciplined, conservative underwriting approach designed to individually select specific types of employers, predominantly those in the three lowest of the four workers’ compensation insurance industry hazard groups, that we believe will have fewer and less costly claims relative to other employers in the same hazard group.

We provide workers’ compensation coverage to several homogeneous groups of business such as physicians, dentists, restaurants and retail stores. Annually we review the premium, payroll, and loss history trends of each group and develop a schedule rating modification that is applied to all policyholders that meet the qualification standards for a given group. Qualification standards vary between groups and may include factors such as management experience, loss experience, and nature of operations conducted by the insured and/or other exposures specific to the class of business. Each insured’s experience modification is also applied in the determination of their premium.

Our underwriting strategy involves continuing our disciplined underwriting approach in pursuing profitable growth opportunities. We carefully monitor market trends to assess new business opportunities, only pursuing opportunities that we expect to meet our pricing and risk standards. We seek to underwrite our portfolio of low to medium hazard risks with a view toward maintaining long-term underwriting profitability across market cycles.

We execute our underwriting processes through highly automated systems and through seasoned underwriters with specific knowledge of local markets. Within these systems, we have developed underwriting templates for specific, targeted classes of business that produce faster quotations when all underwriting criteria are met by a specific risk. These underwriting guidelines consider many factors such as type of business, nature of operations, risk exposures and other employer-specific conditions, and are designed to minimize underwriting of certain classes and subclasses of business such as chemical manufacturing, high-rise construction and long-haul trucking, which have historically demonstrated claims severity that does not meet our target risk profiles. Our systems price our policies based on the specific risks associated with each potential insured rather than solely on the industry class in which such potential insured is classified.

While our underwriting systems are highly automated, we do not delegate underwriting authority to agents or brokers that sell our insurance or to any other third party. EIG currently has four underwriting systems in production today. To create efficiency and standardization, on July 1, 2006, we implemented a new underwriting and policy administration system, E ACCESS. Two of our other systems (Tropics and DCO) are currently being phased out. By the end of 2007, we will be using one underwriting and policy issuance system. Our field underwriters continue to work closely with independent agents, brokers and our strategic distribution partners to market and underwrite our business, regularly visit their offices and participate in presentations to customers, which results in enhanced understanding of the businesses and risks we underwrite and the needs of prospective customers.

Our underwriting guidelines are defined centrally by our Corporate Underwriting Department. However, we manage underwriting from our Western Region, Pacific Region and Strategic Markets strategic business units. Each of our strategic business units has the authority to write business within the classes that are permitted for the relevant strategic business unit by our underwriting guidelines. As of December 31, 2006, we had a total of 95 employees in our underwriting department, consisting of 49 underwriting professionals and 46 support-level staff members. The average length of underwriting experience of our current underwriting professionals exceeds ten years. Our chief underwriting officer, who is responsible for supervision of the underwriting conducted at all of the strategic business units, has the authority to permit a strategic business unit to underwrite particular risks that fall outside the classes of business specified in our underwriting guidelines on a case-by-case basis. Also, our chief underwriting officer directly oversees the writing of business in the case of certain of our larger customers.

Principal Products and Pricing

Our workers’ compensation insurance product is written primarily on a guaranteed cost basis, meaning the premium for a policyholder is set in advance and varies based only upon changes in the policyholder’s class and payroll. Class and specific risk credits are formulated to fit the needs of targeted classes and employer groups.

The premiums we charge are established when coverage is bound. Premiums are based on the particular class of business and our estimates of expected losses, loss adjustment expenses and other expenses related to the policies we underwrite. Generally, premiums for workers’ compensation insurance policies are a function of:

•	the amount of the insured employer’s payroll;

•	the applicable premium rate, which varies with the nature of the employees’ duties and the business of the employer;

•	the employer’s industry classification; and

•	factors reflecting the insured employer’s historical loss experience.

In addition, our pricing decisions need to take into account the workers’ compensation insurance regulatory regime of each state in which we conduct operations, because such regimes address the rates that industry participants in that state may or should charge for policies. In approximately sixteen states, including Florida and Idaho, workers’ compensation insurance rates are set by the state insurance regulators and are adjusted periodically. This style of rate regulation is sometimes referred to as ‘‘administered pricing.’’ In some of these states, insurance companies are permitted to file to deviate upwards or downwards from the bench mark rates set by the insurance regulators. In the vast majority of states, workers’ compensation insurers have more flexibility to offer rates that reflect the risk the insurer is taking based on each employer’s profile. These states are often referred to as ‘‘loss cost’’ states. Except for Idaho, all of the states in which we currently operate, including California and Nevada, are ‘‘loss cost’’ states.

In ‘‘loss cost’’ states, the state first approves a set of loss costs that provide for expected loss and, in most cases, LAE payments, which are prepared by an insurance rating bureau (for example, the WCIRB in California and NCCI in Nevada). An insurer then selects a factor, known as a loss cost multiplier, to apply to loss costs to determine its insurance rates. In these states, regulators permit pricing flexibility primarily through (1) the selection of the loss cost multiplier and (2) schedule rating modifications that allow an insurer to adjust premiums upwards or downwards for specific risk characteristics of the policyholder such as:

•	type of work conducted at the premises or work environment;

•	on-site medical facilities;

•	level of employee safety;

•	use of safety equipment; and

•	policyholder management practices.

In all of the states in which we currently operate, we use both variables (i.e., both (1) and (2) above) to calculate a policy premium that we believe will cover the claim payments, losses and LAE, and company overhead and result in a reasonable profit for us.

State legislative reforms relating to the benefits payable to injured workers can also affect the premium rates that we are able to charge for our insurance products. For example, since September 2003 through January 1, 2007, we have reduced our rates by 60% in California, and we expect that we will need to further reduce our rates in California in the foreseeable future, as a result of cost savings arising from benefit reforms, such as new controls on medical costs and changes in the state’s permanent disability compensation formula. This regulatory change instigated a period of intense competition among insurance companies, many of whom lowered their prices below cost in an attempt to capture market share. We expect that there will be continued pressure for the foreseeable future to reduce our rates in California as a result of these reforms. Although the California Insurance Commissioner does not set premium rates, he does adopt and publish advisory ‘‘pure premium’’ rates which are rates that would cover expected losses but do not contain an element to cover operating expenses or profit. He recommended a 16.4% reduction in workers’ compensation ‘‘pure premium’’ rates starting in July 2006. In early November 2006, the California Insurance Commissioner recommended that ‘‘pure premium’’ rates be reduced by an additional 9.5% for policies written on or after January 1, 2007. Our California rates continue to be based upon our actuarial analysis of current and anticipated cost trends, and have, since January 1, 2007, included the 9.5% reduction recommended by the California Insurance Commissioner.

Claims and Medical Case Management

We have an active claims team composed of five units, consisting of an aggregate of 199 employees, that provide regional coverage and claims support. These units are located in Henderson, Nevada; Newbury Park, Glendale and San Francisco, California; and Boise, Idaho. The role of our claims units is to actively investigate, evaluate, pay claims efficiently and aid injured workers in an early return to work, in accordance with applicable laws and regulations. We have implemented rigorous claims guidelines and claims reporting and control procedures in our claims units. To monitor whether claims are handled and reported in accordance with these guidelines, all claims matters are periodically reviewed by our Corporate Quality Assurance Unit. Potentially high cost and high severity claims are required to be promptly reported to our central claims office for oversight and for assignment to our highest skilled claims management personnel. We also provide medical case management services for all claims that we determine will benefit from such involvement. These services are provided by EOH in Nevada and under the supervision of EOH in California. Additionally, EOH maintains an exclusive medical provider network in Nevada, with which it has negotiated discounts.

Our claims department also provides claims management services for those claims incurred by the Fund and assumed by our Nevada insurance subsidiary in connection with the LPT Agreement with a date of injury prior to July 1, 1995. We receive a fee from the third party reinsurers equal to 7% of the loss payments on these claims.

We believe that a claims management strategy emphasizing the efficient and effective handling of reported claims is integral to our ability to reduce policyholders’ overall losses. We employ one doctor and 16 registered nurses who work closely with our team of 98 claims examiners and three claims attorneys, the majority of whom have long-term experience in the workers’ compensation industry. By reducing the cost of claims, we ultimately help our policyholders reduce the cost of their workers’ compensation insurance coverage.

We provide our policyholders with an active claims management program and strive for rapid, reasonable closure of all claims. After we receive notice of a lost-time injury, our registered nurses and claims examiners promptly contact the injured worker to assist with the injured worker’s care and prompt return to work. If an injury is significant and meets specified criteria, we will assign a registered nurse to assist in the management of that claim. Working as a team with our claims examiners, our nurses direct and coordinate the medical treatment from inception until the medical component of the claim has been resolved. The claims examiner also manages the claim until it is resolved.

Claims can only be handled appropriately when claims examiners and nurses have enough time to devote to each case. We believe that our claims handling procedures result in reduced insurance losses and lower litigation expenses. Our goal is to maintain a maximum of 120 lost-time claims per claims examiner in California and 145 lost-time claims per claims examiner in all other states. Our claims staff is familiar with the local regulations and healthcare providers in the territories they service. Less than one percent of our claims are handled by third-party administrators. Broadspire Services, Inc. handles our claims in Texas and Putman and Associates handles our claims in Montana.

In Nevada, we have created our own medical provider network and we make every effort to channel injured workers into this network. In the other states in which we do business, we utilize networks affiliated with WellPoint, as well as Concentra Operating Corporation’s network in Texas. In addition to our medical networks, we work closely with local vendors, including attorneys, medical professionals and investigators, to bring local expertise to our reported claims. We pay special attention to reducing costs in each region and have established discounting arrangements with these groups. We use preferred provider organizations, bill review services and utilization management to closely monitor medical costs and to verify that providers charge no more than the applicable fee schedule, or in some cases what is usual and customary. By reducing expenses and achieving cost savings, we are able to provide injured workers access to quality medical treatment while charging lower premiums.

We pursue all avenues of subrogation and recovery in an effort to mitigate claims costs. Subrogation rights are based upon state and federal laws and upon the insurance policy issued to the insured. Our subrogation efforts are handled through our subrogation department. Claims personnel identify potential subrogation issues and communicate with the assigned subrogator when evaluating settlements that include subrogation exposure and when scheduling investigation on a claim that may have a subrogation opportunity. Individual subrogators, and in some instances, outside counsel are responsible for the subrogation efforts for all states in which we transact business.

Our Fraud Investigation Department, which consists of five employees, is responsible for ensuring that every attempt is made to determine if fraudulent activity has occurred in cases submitted to it. The Fraud Investigation Department operates in conjunction with the claims, audit, collections, loss control and underwriting departments to determine whether an allegation of fraud is valid. We investigate allegations of fraud on the part of physicians, policyholders and injured workers. All files referred to the Fraud Investigation Department are reviewed to determine whether an investigation should be opened. If an investigation is opened, the Fraud Investigation Department gathers the information necessary for submission to the appropriate state regulatory agency for further investigation. Where circumstances warrant, the Fraud Investigation Department will refer cases to the district attorney or attorney general for criminal prosecution. We have established antifraud plans consistent with each state’s special investigation regulations. The Fraud Investigation Department is also responsible for formulating quarterly training and education of our staff in each state.

Within our claims organization we have a Quality Assurance Department, which consists of eight employees. This department conducts audits on at least an annual basis of all claims offices. These audits focus on compliance with regulatory requirements, as well as best practices and policies and procedures. This department is also responsible for development of the training of claims staff.

Loss Control

Our loss control professionals are an important part of our loss control strategy and we believe their consultative services provide value to our policyholders. The purpose of our loss control group, which consists of 18 employees, is to aid policyholders in preventing losses before they occur and in containing costs once claims occur. The group also assists our underwriting personnel in evaluating potential and current policyholders. We train employers, primarily using internet-based training programs, in the details of workers’ compensation practices, as well as safety and health techniques to reduce frequency and severity of injuries. For example, we have developed a loss control library that is easily downloadable by small businesses and which can be used by such businesses to undertake self-evaluations of their premises to ensure that they are operating their businesses in a safe manner.

Information Technology

Operating Systems & Hardware

We run Microsoft Windows XP on the desktop computers used in our business and Windows 2000 & 2003 on our Wintel Servers. Our Midrange Servers run Solaris for Unix, and OS 400 for AS 400. Our desktop hardware is Dell. Our Windows Servers are primarily Hewlett-Packard, our Unix Servers are Sun Microsystems and we also have IBM AS 400’s (I Series). We have both older and newer servers. The newer ones are under warranty and all are under maintenance agreements for support and service.

Business Continuity/Disaster Recovery

We have a business continuity plan for our most critical business functions and continue to add to this plan for other functions that are not as critical. We have a full-time Business Continuity Program, or BCP, coordinator on staff who keeps the incident management team engaged in the constant review and testing of the BCP process. We have a disaster recovery plan for the restoration of information technology infrastructure and applications. We are evolving this plan to include the many changes we have had in our environment in the last two years. We have two data centers. Henderson, Nevada is our production data center and Glendale, California is our DR/development data center. We recently completed building a data center in Reno, Nevada, and expect it to fully replace the Glendale data center during the second quarter of 2007. Currently our backup tapes are stored offsite with a data storage company.

Core Systems

E ACCESS.    E ACCESS is our new underwriting and policy administration system which was deployed into production on May 22, 2006 for July 1, 2006 renewals and new business. This system is a vendor package from CSC, Inc. This package includes the base systems for underwriting evaluation, quoting, rating, policy issuance and policy servicing and endorsements. We have also customized the system to support some of our specific company needs. We host this package internally and have licensed the source code so that we can have more control over enhancements to the application. As of December 31, 2006, we have 5.0 years left on our license contract with CSC.

DCO/UWS, Tropics, AIMS.    DCO/UWS, Tropics and AIMS are currently used for policy administration. DCO/UWS and Tropics will be phased out through June 2007. AIMS is currently used for one of our strategic distribution partners and will be converted to E ACCESS in 2007 and will be phased out over the next 12 months.

Focus.    Focus is our proprietary claims administration system. This single system is used for all claims management activities across the company. We have contracted to license a new claims administration system that will replace Focus in its entirety as described below.

IVOS.    We have licensed the Valley Oak Systems, Inc., or IVOS, claims administration system and are in the implementation phase of this project. IVOS will replace Focus in the fourth quarter of 2007. The major benefits of the IVOS system include enhanced productivity through more efficient processing, better management reporting and business rules logic to support more effective claims handling.

Data Warehouse.    This system is fed from all processing system data bases on various periodic schedules to provide a consolidated reporting tool for all our business across all states. Several data marts exist that are subsets of data used for management reporting, primarily by our actuarial department. Ad hoc report requests are handled by a small data reporting team on behalf of the business.

Oracle Financials.    We are licensed to use Oracle AP, GL, Fixed Assets and Cash Management. These modules are integrated and are used to produce financial statements for the company. Data is fed from various source systems into Oracle Financials for reporting and consolidation purposes.

ADP, HR & Payroll.    Our payroll process is outsourced to ADP to generate paychecks for employees. HR Perspectives is run locally at EIG but supported by ADP. This support method provides data security for sensitive employee information. IT employees support the servers but not the data in the HR Perspectives data bases.

Losses and Loss Adjustment Expense Reserves

We are directly liable for losses and LAE under the terms of insurance policies our insurance subsidiaries underwrite. Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer’s payment of that loss. Our loss reserves are reflected in our balance sheets under the line item caption ‘‘unpaid losses and loss adjustment expenses.’’ As of September 30, 2006, our reserve for unpaid losses and LAE, net of reinsurance, was $1.2 billion. The process of estimating reserves involves a considerable degree of judgment by management and, as of any given date, is inherently uncertain. For a detailed description of our reserves, the judgments, key assumptions and actuarial methodologies that we use to estimate our reserves and the role of our consulting actuary, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Reserves for Losses and Loss Adjustment Expenses.’’

The following table provides a reconciliation of the beginning and ending loss reserves for each of 2003, 2004 and 2005 and the nine months ended September 30, 2006 on a GAAP basis:

	Year Ended December 31,			Nine Months Ended September 30, 2006
	2003	2004	2005
	(in thousands)
Unpaid losses and LAE at beginning of period	$2,212,368	$2,193,439	$2,284,542	$2,349,981
Less reinsurance recoverables excluding bad debt allowance on unpaid losses	1,304,042	1,230,982	1,194,728	1,141,500
Net unpaid losses and LAE at beginning of the period	908,326	962,457	1,089,814	1,208,481
Losses and LAE, net of reinsurance, incurred in:
Current year	237,456	289,544	333,497	192,080
Prior years	(69,209)	(37,582)	(78,053)	(81,721)
Total net losses and LAE incurred	168,247	251,962	255,444	110,359
Deduct payments for losses and LAE, net of reinsurance related to:
Current year	33,169	33,475	40,116	25,556
Prior years	80,947	91,130	96,661	83,796
Total net payments for losses and LAE during the current period	114,116	124,605	136,777	109,352
Ending unpaid losses and LAE, net of reinsurance	962,457	1,089,814	1,208,481	1,209,488
Reinsurance recoverable excluding bad debt allowance on unpaid losses and LAE	1,230,982	1,194,728	1,141,500	1,106,071
Ending unpaid losses and LAE, gross of reinsurance	$2,193,439	$2,284,542	$2,349,981	$2,315,559

Our estimates of incurred losses and LAE attributable to insured events of prior years have decreased for past accident years because actual losses and LAE paid and current projections of unpaid losses and LAE were less than we originally anticipated. We refer to such decreases as favorable developments. The reductions in reserves were $78.1 million, $37.6 million and $69.2 million for the years ended December 31, 2005, 2004 and 2003 and $81.7 million for the nine months ended September 30, 2006, respectively. Estimates of net incurred losses and LAE are established by management utilizing actuarial indications based upon our historical and industry experience regarding claim emergence and claim payment patterns, and regarding claim cost trends, adjusted for future anticipated changes in claims-related and economic trends, as well as regulatory and legislative changes, to establish our best estimate of the losses and LAE reserves. The decrease in the prior year reserves was primarily the result of actual paid losses being less than expected, and revised assumptions used in projection of future losses and LAE payments based on more current information about the impact of certain changes, such as legislative changes, which was not available at the time the reserves were originally established. While we have had favorable developments over the past three years, the magnitude of these developments illustrates the inherent uncertainty in our liability for losses and loss adjustment expenses, and we believe that favorable or unfavorable developments of similar magnitude, or greater, could occur in the future. For a detailed description of the major sources of recent favorable developments, see Note 6 in the Notes to our Consolidated Financial Statements and Note 2 in the Notes to Unaudited Condensed Consolidated Financial Statements, in each case which are included elsewhere in this prospectus.

Our reserve for unpaid losses and loss adjustment expenses (gross and net), as well as our case and IBNR reserves, as of December 31, 2003, 2004 and 2005 and September 30, 2006 were as follows:

	December 31, 2003	December 31, 2004	December 31, 2005	September 30, 2006
	(in thousands)
Case reserves	$814,330	$777,379	$772,544	$755,102
IBNR	1,128,017	1,235,277	1,290,029	1,270,333
Loss adjustment expenses	251,092	271,886	287,408	290,124
Gross unpaid losses and loss adjustment expenses	2,193,439	2,284,542	2,349,981	2,315,559
Reinsurance recoverables on unpaid losses and loss adjustment expenses, gross	1,230,982	1,194,728	1,141,500	1,106,071
Net unpaid losses and loss adjustment expenses	$962,457	$1,089,814	$1,208,481	$1,209,488

The following tables show changes in the historical loss reserves, on a gross basis and net of reinsurance, for our insurance subsidiaries for the six years ended December 31, 2005. These tables are presented on a GAAP basis. The top line of each table shows the net reserves for unpaid losses and LAE recorded at each year-end. Such amount represents an estimate of unpaid losses and LAE occurring in that year as well as future payments on claims occurring in prior years. The upper portion of these tables (net cumulative amounts paid) present the cumulative amounts paid during subsequent years on those losses for which reserves were carried as of each specific year. The lower portions (net reserves re-estimated) show the re-estimated amounts of the previously recorded reserve based on experience as of the end of each succeeding year. The re-estimate changes as more information becomes known about the actual losses for which the initial reserve was carried. An adjustment to the carrying value of unpaid losses for a prior year will also be reflected in the adjustments for each subsequent year. For example, an adjustment made in the 2000 year will be reflected in the re-estimated ultimate net loss for each of the years thereafter. The gross cumulative redundancy (deficiency) line represents the cumulative change in estimates since the initial reserve was established. It is equal to the difference between the initial reserve and the latest re-estimated reserve amount. A redundancy means that the original estimate was higher than the current estimate. A deficiency means that the current estimate is higher than the original estimate.

	2000	2001	2002	2003	2004	2005
	(in thousands)
Net reserves for losses and loss adjustment expenses:(1)
Originally estimated	$936,000	$887,000	$908,326	$962,457	$1,089,814	$1,208,481
Net cumulative amounts paid as of:
One year later	108,748	81,022	80,946	91,130	96,658
Two years later	161,721	120,616	130,386	150,391
Three years later	191,453	149,701	165,678
Four years later	215,015	173,204
Five years later	235,613
Net reserves re-estimated as of:
One year later	896,748	875,522	847,917	924,878	1,011,759
Two years later	885,221	781,142	805,058	886,711
Three years later	800,959	742,272	779,373
Four years later	766,204	719,912
Five years later	743,997
Net cumulative redundancy:	192,003	167,088	128,953	75,748	78,057	0
Gross reserves – December 31	2,326,000	2,226,000	2,212,368	2,193,439	2,284,542	2,349,981
Reinsurance recoverables	1,390,000	1,339,000	1,304,042	1,230,982	1,194,728	1,141,500
Net reserves – December 31	936,000	887,000	908,326	962,457	1,089,814	1,208,481
Gross re-estimated reserves	2,072,866	2,000,560	2,024,790	2,088,437	2,178,514	2,349,981
Re-estimated reinsurance recoverable	1,328,869	1,280,648	1,245,417	1,201,726	1,166,755	1,141,500
Net re-estimated reserves	743,997	719,912	779,373	886,711	1,011,759	1,208,481
Gross reserves for losses and loss adjustment expenses:
Originally estimated	2,326,000	2,226,000	2,212,368	2,193,439	2,284,542	2,349,981
Gross cumulative amounts paid as of:
One year later	160,978	128,066	128,462	137,968	142,632
Two years later	260,995	215,176	224,740	243,203
Three years later	338,243	291,099	306,006
Four years later	408,643	360,535
Five years later	475,174
Gross reserves re-estimated as of:
One year later	2,280,978	2,211,566	2,121,867	2,148,829	2,178,514
Two years later	2,266,495	2,089,850	2,072,205	2,088,437
Three years later	2,157,647	2,049,340	2,024,790
Four years later	2,121,397	2,000,560
Five years later	2,072,866
Gross cumulative redundancy (deficiency)	$253,134	$225,440	$187,578	$105,002	$106,029	$0

(1)	The paid and reserve data in the preceding table is presented on a calendar year basis. We commenced operations as a non-governmental mutual insurance company on January 1, 2000 when our Nevada insurance subsidiary assumed the assets, liabilities and operations of the Fund. Paid and reserve data for the years 1995 through 1999 has not been included in the preceding tables because (i) prior to December 31, 1999, the Fund was not required to include reserves related to losses and LAE for claims occurring prior to July 1, 1995 in its annual statutory financial statements filed with the Nevada Division of Insurance (consequently, the financial statements made no provision for such liabilities and complete information in respect of those years is not available in a manner that conforms with the information in this table) and (ii) for claims occurring subsequent to July 1, 1995 and prior to the Company’s inception on January 1, 2000, we believe that the loss development pattern was uniquely attributable to Nevada workers’ compensation reforms adopted in the early 1990s, which pattern is not indicative of development that would be expected to be repeated in our prospective operations.

Reinsurance

Reinsurance is a transaction between insurance companies in which an original insurer, or ceding company, remits a portion of its premiums to a reinsurer, or assuming company, as payment for the reinsurer assuming a portion of the risk. Reinsurance agreements may be proportional in nature, under which the assuming company shares proportionally in the premiums and losses of the ceding company. This arrangement is known as quota share reinsurance. Reinsurance agreements may also be structured so that the assuming company indemnifies the ceding company against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called an ‘‘attachment level’’ or ‘‘retention’’ in return for a premium, usually determined as a percentage of the ceding company’s primary insurance premiums. This arrangement is known as excess of loss reinsurance. Excess of loss reinsurance may be written in layers, in which a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. Any liability exceeding the outer limit of the program is retained by the ceding company. The ceding company also bears the credit risk of a reinsurers’ insolvency. In accordance with general industry practices, we purchase excess of loss reinsurance to protect against the impact of large, irregularly-occurring losses, which would otherwise cause sudden and unpredictable changes in net income and the capital of our insurance subsidiaries.

Reinsurance is used principally:

•	to reduce net liability on individual risks;

•	to provide protection for catastrophic losses; and

•	to stabilize underwriting results.

Our current reinsurance treaty applies to all loss occurrences during and on policies which are in force between 12:01 a.m. July 1, 2006 through 12:01 a.m. July 1, 2007. The treaty consists of two master interests and liabilities agreements, one excess of loss agreement and one catastrophic loss agreement, entered into between EICN and its current and future affiliates and the subscribing reinsurers. We have the ability to extend the term of the treaty to continue to apply to policies which are in force at the expiration of the treaty generally for a period of 12 months. We may cancel the treaty upon 60 days written notice, generally, if any reinsurer ceases its underwriting operations, becomes insolvent, is placed in conservation, rehabilitation, liquidation, has a receiver appointed or if any reinsurer is unable to maintain a rating by A.M. Best and/or Standard and Poor’s of at least A− throughout the term of the treaty. Covered losses which occur prior to expiration or cancellation of the treaty continue to be obligations of the reinsurer, subject to the other conditions in the agreement. The subscribing reinsurers may terminate the treaty only for our breach of the obligations of the treaty. We are responsible for the losses if the reinsurer cannot or refuses to pay.

The treaty includes certain exclusions for which our reinsurers are not liable for losses, including but not limited to, losses arising from the following: war, strikes or civil commotion; nuclear incidents other than incidental or ordinary industrial or educational pursuits or the use, handling or transportation of radioisotopes for medical or industrial use or radium or radium compounds; underground mining except where incidental; oil and gas drilling, refining and manufacturing; manufacturing, storage and transportation of fireworks or other explosive substances or devices; asbestos abatement, manufacturing or distribution; excess policies attaching excess of a self-insured retention or a deductible greater than $25,000; and commercial airlines personnel. The reinsurance coverage includes coverage for acts of terrorism other than losses directly or indirectly caused by, contributed to, resulting from, or arising out of or in connection with nuclear, radiological, biological or chemical pollution, contamination or explosion. We have underwriting guidelines which generally require that insured risks fall within the coverage provided in the reinsurance treaty. Any risks written outside the treaty coverage require the review and approval of our chief underwriting officer and/or chief operating officer. Finally, the treaty includes a mandatory commutation (a contractual obligation where the reinsurer makes a final payment of the present value of unpaid ultimate losses covered during the treaty period and is relieved from any additional obligations on those losses) at 84 months following the expiration or cancellation of the agreement for the reinsurance layer (the reinsurance treaty is comprised of a series of insurance coverage by one or more reinsurers that are stacked on top of each other to bring the total reinsurance coverage to a maximum of $175 million)

to $10 million and commutation by mutual agreement in the layers above $10 million; and, the reinsurance layers above $10 million provide for a single reinstatement of the coverage upon exhaustion of the respective layers of coverage.

The table below provides information about our reinsurers and their participation in our reinsurance program:

	All Treaties are Per Occurrence Excess of Loss with a term of July 1, 2006 to June 30, 2007
	A.M. Best Ratings	$6m excess of $4m	$10m excess of $10m	$30m excess of $20m	$50m excess of $50m	$25m excess of $100m	$50m excess of $125m
	(in thousands, except for percentages)
Reinsurers:
Allied World Assurance Company Ltd	A	—	—	—	—	20.00%	—
American Reinsurance Company	A	15.00%	—	—	—	—	—
Arch Reinsurance Company	A−	—	—	—	8.00%	12.00%	6.00%
Aspen Insurance UK Limited	A	17.50%	9.00%	11.00%	9.17%	9.00%	14.00%
Catlin Insurance Company Ltd.	A	—	7.50%	7.50%	7.50%	7.50%	15.00%
Endurance Specialty Insurance Ltd.	A−	—	20.00%	15.00%	20.00%	10.00%	10.00%
Federal Insurance Company	A++	—	—	2.00%	5.00%	—	—
Hannover Re (Bermuda) Ltd.	A	—	—	—	5.00%	10.00%	10.00%
Hannover Rueckversicherung-AG	A	15.00%	15.00%	15.00%	—	—	—
Lloyds Syndicate #0435 FDY	A	—	5.00%	—	6.00%	—	3.80%
Lloyds Syndicate #0570 ATR	A	1.00%	2.25%	3.25%	2.50%	—	1.25%
Lloyds Syndicate #0623 AFB	A	—	3.75%	—	3.00%	—	—
Lloyds Syndicate #0727 SAM	A	—	2.00%	2.00%	2.00%	1.75%	1.50%
Lloyds Syndicate #0780 ADV	A	—	—	1.25%	1.00%	2.75%	2.00%
Lloyds Syndicate #0958 GSC	A	—	2.50%	3.00%	3.75%	3.00%	—
Lloyds Syndicate #1084 CSL	A	—	—	—	2.75%	3.75%	3.77%
Lloyds Syndicate #2000 HAR	A	5.85%	3.50%	5.85%	5.33%	6.75%	6.38%
Lloyds Syndicate #2001 AMLIN UND	A	—	—	—	—	—	5.00%
Lloyds Syndicate #2003 SJC	A	—	—	2.00%	7.50%	7.00%	—
Lloyds Syndicate #2020 WEL	A	32.00%	17.00%	18.00%	—	—	—
Lloyds Syndicate #2987 BRT	A	7.80%	5.00%	6.65%	5.00%	—	8.80%
Lloyds Syndicate #4472 LIB	A	5.85%	—	—	4.00%	4.00%	5.00%
Odyssey America Reinsurance Corporation	A	—	5.00%	5.00%	—	—	—
Validus Reinsurance Ltd.	A−	—	2.50%	2.50%	2.50%	2.50%	7.50%
		100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Excess of Loss Reinsurance

Our practice is to select reinsurers with an A.M. Best rating of ‘‘A−’’ or better. We currently purchase excess of loss reinsurance. We purchase reinsurance to cover larger individual losses and aggregate catastrophic losses from natural perils and terrorism. For the treaty, or contract, year beginning July 1, 2006, we have purchased reinsurance up to $175 million to protect against natural perils and acts of terrorism, excluding nuclear, biological, chemical and radiological events. We would be solely responsible for any losses we suffer above $175 million. Our loss retention for the treaty year beginning July 1, 2006 is $4 million. This means we have reinsurance for covered losses we suffer between $4 million and $175 million, subject to an aggregate loss cession limitation in the first layer ($6 million in excess of $4 million) of $18 million. However, any loss to a single person involving the second through sixth layers of our reinsurance program is limited to $7.5 million, and the second through sixth layers ($165 million in excess of $10 million) are limited to one mandatory reinstatement with an additional premium.

Quota Share Reinsurance

We have not entered into any quota share reinsurance for new and renewal business since our Nevada insurance subsidiary assumed the assets and liabilities of the Fund on January 1, 2000. We may, however, determine to purchase such coverage in the future based upon our premium growth and capitalization and the terms of available quota share reinsurance.

LPT Agreement

On July 1, 1999, the Nevada legislature enacted Senate Bill 37 (SB37). The provisions of SB37 specifically stated that the Fund could take retroactive credit as an asset or a reduction of liability, amounts ceded to (reinsured with) assuming insurers with security based on discounted reserves for losses related to periods beginning before July 1, 1995, at a rate not to exceed 6%.

As a result of SB37, the Fund entered into the LPT Agreement, a retroactive 100% quota share reinsurance agreement, in a loss portfolio transfer transaction with third party reinsurers. The LPT Agreement commenced on June 30, 1999 and will remain in effect until all claims for loss and outstanding loss under the covered policies have closed, the agreement is commuted, or terminated, upon the mutual agreement of the parties or the reinsurer’s aggregate maximum limit of liability is exhausted, whichever occurs earlier. The LPT Agreement does not provide for any additional termination terms. The LPT Agreement substantially reduced the Fund’s exposure to losses for pre-July 1, 1995 Nevada insured risks. On January 1, 2000, our Nevada insurance subsidiary assumed all of the assets, liabilities and operations of the Fund, including the Fund’s rights and obligations associated with the LPT Agreement.

Under the LPT Agreement, the Fund initially ceded $1.525 billion in liabilities for the incurred but unpaid losses and LAE related to claims incurred prior to July 1, 1995, for consideration of $775 million in cash. The LPT Agreement, which ceded to the reinsurers substantially all of the Fund’s outstanding losses as of June 30, 1999 for claims with original dates of injury prior to July 1, 1995, provides coverage for losses up to $2 billion, excluding losses for burial and transportation expenses. As of September 30, 2006 the estimated remaining liabilities subject to the LPT Agreement were approximately $1 billion. Losses and LAE paid with respect to the LPT Agreement totaled approximately $353.6 million at September 30, 2006.

The reinsurers agreed to assume responsibilities for the claims at the benefit levels which existed in June 1999. Also, the LPT Agreement required the reinsurers to each place assets supporting the payment of claims by them in individual trusts that require that collateral be held at a specified level. The level must not be less than the outstanding reserve for losses and a loss expense allowance equal to 7% of estimated paid losses discounted at a rate of 6%. If the assets held in trust fall below this threshold, we can require the reinsurers to contribute additional assets to maintain the required minimum level. The value of these assets as of September 30, 2006 was $1.1 billion. One of the reinsurers has collateralized its obligations under the LPT Agreement by placing the stock of a publicly held corporation, with a value of $667.0 million at September 30, 2006, in a trust to secure the reinsurer’s obligation of $569.4 million. The value of this collateral is therefore subject to fluctuations in the market price of such stock. The other reinsurers have placed treasury and fixed income securities in trusts to collateralize their obligations.

The original reinsurers party to the LPT Agreement included ACE Bermuda Insurance Limited, XL Mid Ocean Reinsurance Company Ltd. and Gerling. The contract provides that during the term of the agreement all reinsurers need to maintain a rating of no less than ‘‘A−’’ as determined by A.M. Best. On October 18, 2002, the rating of Gerling dropped below the mandatory ‘‘A−’’ rating to ‘‘B+’’. Therefore, on May 28, 2003, EICN entered into an agreement with NICO and Gerling. Under the terms of this agreement, Gerling was released from its percentage participation (55%) in the LPT Agreement and NICO assumed such participation. The cost to EICN of the novation was $32.8 million.

Clarendon Fronting Facility

Effective July 1, 2002, ECIC entered into a fronting facility with Clarendon in connection with the Fremont transaction, pursuant to which we effectively acted as a reinsurer and provided administrative and claims services. Under the Clarendon fronting facility, ECIC assumed liability for 100% of the post-June 30, 2002 losses under Fremont policies in force as of July 1, 2002 and for 90% of the losses under new and renewal policies written through Clarendon after June 30, 2002. This arrangement was necessary because, at the time of the Fremont transaction, ECIC did not have a financial strength rating, which is typically required by market participants, such as agents and brokers, and, accordingly, we could not write policies directly in California. Clarendon had such a financial strength rating and, because of the fronting facility, ECIC was able to utilize such rating to write policies indirectly in California. ECIC obtained the relevant financial strength rating in the fourth quarter of 2003 and, as a result, was able to issue new and renewal policies on its own without the fronting facility after that date. Due to the ability of ECIC to write and renew business, the fronting facility was no longer needed for issuing or renewing policies. Our obligations to Clarendon under the fronting facility were initially collateralized with assets placed in a trust. This trust fund had a market value at September 30, 2006 of $16.3 million. In October 2006, the trust agreement with Clarendon was terminated and the funds were released to us.

Recoverability of Reinsurance

In addition to selecting financially strong reinsurers, we continue to monitor and evaluate our reinsurers to minimize our exposure to credit risks or losses from reinsurer insolvencies. Reinsurance makes the assuming reinsurer liable to the ceding company, or original insurer, to the extent of the reinsurance. It does not, however, discharge the ceding company from its primary liability to its policyholders in the event the reinsurer is unable to meet its obligations under such reinsurance. Therefore, we are subject to credit risk with respect to the obligations of our reinsurers. Recent natural disasters, such as Hurricanes Katrina, Rita and Wilma have caused unprecedented insured property losses, a significant portion of which will be borne by reinsurers. If a reinsurer is active both in the property and in the workers’ compensation insurance market, its ability to perform its obligations in the latter market may be adversely affected by events unrelated to workers’ compensation insurance losses. We regularly perform internal reviews of the financial strength of our reinsurers. However, if a reinsurer is unable to meet any of its obligations to our insurance subsidiaries under the reinsurance agreements, our insurance subsidiaries would be responsible for the payment of all claims and claims expenses that we have ceded to such reinsurer. We do not believe that our insurance subsidiaries are currently exposed to any material credit risk.

The availability, amount and cost of reinsurance are subject to market conditions and to our experience with insured losses. There can be no assurance that our reinsurance agreements can be renewed or replaced prior to expiration upon terms as satisfactory as those currently in effect. If we were unable to renew or replace our reinsurance agreements, or elect not to obtain quota share reinsurance:

•	our net liability on individual risks would increase;

•	we would have greater exposure to catastrophic losses;

•	our underwriting results would be subject to greater variability; and

•	our underwriting capacity would be reduced.

Certain information regarding our ceded reinsurance recoverables as of September 30, 2006 for reinsurance programs incepted prior to June 30, 2006 is provided in the following table:

	Rating(1)	Total Paid	Total Unpaid Losses and LAE	Total
	(dollars in thousands)
ACE Bermuda Insurance Limited	A+	$1,137	$102,383	$103,520
Ace Property & Casualty Insurance Company	A+	0	2,303	2,303
American Healthcare Indemnity Co	B	0	4,684	4,684
American Reinsurance Company	A	1	2,986	2,987
Aspen Insurance UK Limited	A	0	4,923	4,923
Converium Reinsurance (North America) Inc.	B−	0	7,426	7,426
GE Reinsurance Corporation	A	(10)	13,515	13,505
Gerling Global Reinsurance Corp of America	NR-3	23	3,174	3,196
National Indemnity Company	A++	6,253	563,108	569,361
National Union Fire Insurance Company of Pittsburgh PA	A+	7	1,087	1,094
Odyssey America Reinsurance Corp	A	0	1,232	1,232
ReliaStar Life Insurance Company	A+	31	2,596	2,627
St. Paul Fire & Marine Insurance Company	A+	16	5,933	5,949
Tokio Marine and Fire Insurance Company (US)	A++	39	6,362	6,400
Underwriters Reinsurance Company	A	0	2,382	2,382
XL Reinsurance Ltd	A+	3,979	358,342	362,321
Lloyds Syndicates	A	0	14,602	14,602
All Other	Various	63	7,757	7,822
Total		$11,539	$1,104,795	$1,116,334

(1)	A.M. Best’s highest financial strength ratings for insurance companies are ‘‘A++’’ and ‘‘A+’’ (superior) and ‘‘A’’ and ‘‘A−’’ (excellent).

We review the aging of our reinsurance recoverables on a quarterly basis. At September 30, 2006, 0.2% of our reinsurance recoverables on paid losses were 90 days overdue.

Investments

We derive investment income from our invested assets. We invest our insurance subsidiaries’ total statutory surplus and funds to support our loss reserves and our unearned premiums. As of September 30, 2006, the amortized cost of our investment portfolio was $1.6 billion and the fair market value of the portfolio was $1.7 billion.

We employ an investment strategy that emphasizes asset quality and the matching of maturities of fixed maturity securities against anticipated claim payments and expenditures or other liabilities. The amounts and types of our investments are governed by statutes and regulations in the states in which our insurance companies are domiciled. Investment guidelines require that the minimum weighted average quality of the portfolio shall be ‘‘AA.’’ As of December 31, 2006, our combined portfolio consisted principally of fixed maturity securities. Our bond portfolio is heavily weighted toward short-to intermediate- term, investment grade securities rated ‘‘A’’ or better, with approximately 90.6% of the carrying value of our investment portfolio rated ‘‘AA’’ or better at September 30, 2006.

Our overall investment philosophy is to maximize total investment returns within the constraints of prudent portfolio risk. We employ Conning Asset Management to act as our independent investment advisor. Conning follows our written investment guidelines based upon strategies approved by our Board of Directors. In addition to the construction and management of the portfolio, we utilize investment advisory services of Conning. These services include investment accounting and company modeling using DFA. The DFA tool is utilized in developing a tailored set of portfolio targets and objectives which, in turn, is used in constructing an optimal portfolio.

We regularly monitor our portfolio to preserve principal values whenever possible. All securities in an unrealized loss position are reviewed to determine whether the impairment is other-than-temporary. Factors considered in determining whether a decline is considered to be other-than-temporary include length of time and the extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer, and our ability and intent to hold the security until its expected recovery.

The following table shows the market values of various categories of invested assets, the percentage of the total market value of our invested assets represented by each category and the tax equivalent yield based on the market value of each category of invested assets as of September 30, 2006:

	Market Value	Percent of Total	Yield
	(in thousands, except percentages)
Category:
U.S. Treasury securities	$141,133	8.2%	4.08
U.S. Agency securities	129,518	7.5	5.07
Corporate securities	206,841	12.0	5.19
Tax-exempt municipal securities	713,017	41.2	5.72
Mortgage-backed securities	211,697	12.2	5.42
Commercial Mortgage-backed securities	44,274	2.5	5.15
Asset-backed securities	24,806	1.4	4.63
Equities	259,502	15.0	2.23
Total	$1,730,788	100.0%
Weighted average yield			4.88

The average credit rating for our fixed maturity securities investment portfolio, using ratings assigned by Standard & Poor’s, was AA+ at September 30, 2006. The following table shows the Standard & Poor’s ratings distribution of our fixed maturity portfolio as of September 30, 2006, as a percentage of total market value:

Percentage of Total Market Value
Rating:
‘‘AAA’’	78.22%
‘‘AA’’	12.40
‘‘A’’	6.44
‘‘BBB’’	2.94
Total	100.00%

The following table shows the composition of our fixed maturity securities investment portfolio by remaining time to maturity at September 30, 2006. For securities that are redeemable at the option of the issuer and have a market price that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a market price that is less than par value, the maturity used for the table below is the final maturity date. For mortgage-backed securities, mortgage prepayment assumptions are utilized to project the expected principal redemptions for each security, and the maturity used in the table below is the average life based on those projected redemptions:

	As of September 30, 2006
Remaining Time to Maturity	Market Value	Percent of Total Market Value
	(in thousands, except percentages)
Less than one year	$80,859	5.5%
One to five years	448,800	30.5
Five to ten years	605,723	41.2
More than ten years	335,904	22.8
Total	$1,471,286	100%

Competition

The market for workers’ compensation insurance policies is highly competitive. Our competitors include, but are not limited to, other specialty workers’ compensation carriers, state agencies, multi-line insurance companies, professional employer organizations, third-party administrators, self-insurance funds and state insurance pools. Many of our existing and potential competitors are significantly larger and possess considerably greater financial and other resources than we do. Consequently, they can offer a broader range of products, provide their services nationwide, and/or capitalize on lower expense to offer more competitive pricing. In Nevada, our three largest competitors are American International Group, Inc., Builders Insurance Company Inc. and Liberty Mutual Insurance Company. In California, our three largest competitors are the California State Compensation Insurance Fund, American International Group, Inc. and Zenith National Insurance Company.

Competition in the workers’ compensation insurance industry is based on many factors, including:

•	Pricing (either through premium rates or participating dividends);

•	Level of service;

•	Insurance ratings;

•	Capitalization levels;

•	Quality of care management services;

•	The ability to reduce loss ratios;

•	Effective loss prevention; and

•	The ability to reduce claims expense.

Inter-company Reinsurance Pooling Agreement

Our insurance subsidiaries are parties to an inter-company pooling agreement. Under this agreement, the results of underwriting operations of ECIC are transferred to and combined with those of EICN and the combined results are then reapportioned. The allocations under the pooling agreement are as follows:

•	EICN – 53%

•	ECIC – 47%

The pooling percentages are set forth in the inter-company pooling agreement and do not change between periods. The pooling percentages were established July 1, 2003, the effective date of the agreement. The allocation percentages were based upon the relative amount of unconsolidated company statutory surplus of the respective companies at the time of the agreement. The pooling percentages were originally established by management to re-allocate surplus between our insurance subsidiaries to ensure adequate surplus to cover writings in each subsidiary and were originally established based on an analysis of the relationship of the estimated surplus of ECIC, including projected surplus contributions from EICN as its parent to support its premium writings, and EICN, excluding its investment in ECIC.

ECIC and EICN rely on the capacity of the entire pool rather than just on their own capital and surplus. Transactions under the pooling agreement are eliminated on consolidation and have no impact on our consolidated GAAP financial statements.

Legal Proceedings

On October 10, 2006, a qui tam action captioned State of Nevada, ex rel., David J. Otto v. Employers Insurance Company of Nevada, et al. (referred to herein as the ‘‘complaint’’) in the second judicial district court of the State of Nevada was commenced pursuant to Nevada’s False Claims Act. The Nevada False Claims Act authorizes a private plaintiff to commence an action on behalf of the State of Nevada under the circumstances prescribed by the statute (‘‘qui tam action’’). Nevada law requires that a qui tam action be filed under seal and remain under seal pending a decision by the Attorney General of the State of Nevada regarding whether to intervene in the action within the requisite statutory period. On March 6, 2006, the complaint was filed under seal, but the Attorney General did not intervene within the period prescribed under the Nevada qui tam statute.

The complaint alleges, among other things, that EICN has violated the provisions of the Nevada False Claims Act embodied in Nevada Revised Statutes 357.040(1)(d), (g) and (h) in connection with an allegedly unconstitutional transfer of assets from the Fund to EICN on January 1, 2000 pursuant to Amendment No. 190 to SB 37 passed in the 1999 Nevada Legislature and signed into law by gubernatorial proclamation allegedly in abrogation of Article 9, Section 2 of the Nevada Constitution. Article 9, Section 2 provides in pertinent part under subparagraph 2: ‘‘Any money paid for the purpose of providing compensation for industrial accidents and occupational diseases, and for administrative expenses incidental thereto . . . must be segregated in proper accounts in the state treasury, and such money must never be used for any other purposes, and they are hereby declared to be trust funds for the uses and purposes herein specified.’’ The complaint contends that although Article 9, Section 2 requires that the assets that were transferred to EICN be held in trust for the benefit of the State of Nevada, EICN has falsely and knowingly claimed that (i) it had and has legal title to these assets, (ii) it was not and is not a trustee with respect to such assets, and (iii) it failed to report any of the assets to the State (otherwise known as a reverse false claim). The complaint also asserts a number of common law causes of action arising out of the same allegations.

Although the complaint does not specify the amount of money damages that it seeks, the complaint does seek money damages for the State of Nevada in an amount equal to three times the amount of all funds transferred to EICN under SB 37 and the gubernatorial proclamation as well as three times the amount of all rents, profits and income from the funds so transferred. The complaint also seeks declaratory and injunctive relief as well as an accounting. The plaintiff requests that he be awarded between 14 and 50 percent of any recovery by the State of Nevada, together with attorneys’ fees and costs in accordance with the Nevada False Claims Act.

While the case is in a very preliminary stage, EICN believes that it has meritorious defenses to all of plaintiffs claims and intends to defend the action vigorously. Nonetheless, should the plaintiff obtain an adverse judgment for the maximum amount potentially sought in the complaint, such an adverse judgment would have a material adverse impact on EICN’s financial condition. On November 20, 2006, EICN moved to dismiss the complaint in its entirety and with prejudice. On December 20, 2006, the plaintiff opposed EICN’s motion to dismiss. No hearing has been set on EICN’s motion.

From time to time, we are involved in pending and threatened litigation in the normal course of business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on our result of operations, liquidity or financial position.

Employees

As of December 31, 2006, we had 628 full-time employees, five of whom were executive officers, and four part-time employees. None of our employees are covered by a collective bargaining agreement. We believe our relations with our employees are excellent.

Real Property

Our principal executive offices are located in leased premises in Reno, Nevada. In addition to serving as our principal executive office, our Reno location also serves as our corporate headquarters providing corporate services in a variety of areas including finance, human resources, information technology, marketing and communications, legal, administration, corporate underwriting and claims. It also serves as a territorial office providing services in underwriting, marketing, loss control and claims related support. Our other territorial offices are located in Glendale, Newbury Park and San Francisco, California, Henderson, Nevada and Boise, Idaho. Our offices in Fresno, California, Denver, Colorado, Irving, Texas, Phoenix, Arizona, Salt Lake City, Utah, and Schaumburg, Illinois, are primarily focused on marketing and underwriting services.

As of January 16, 2007, we leased approximately 240,547 square feet of total office space in the following locations:

Location	Square Feet
Reno, Nevada	75,909
Henderson, Nevada	44,953
Glendale, California	61,637
Newbury Park, California	12,512
Fresno, California	5,997
San Francisco, California	23,342
Boise, Idaho	11,295
Denver, Colorado	4,090
Phoenix, Arizona	220
Salt Lake City, Utah	215
Schaumburg, Illinois	215
Irving, Texas	162

In addition, we own a 15,120 square foot building in Carson City, Nevada, which is used as a storage facility.

We are currently in negotiations for additional and renewal leased premises. By January 31, 2007, we expect to have secured an additional office suite in Tampa, Florida. It is anticipated that this office suite will be approximately 200 square feet in size. Our current leases for our Glendale and Newbury Park locations expire in September 2007. We are in active negotiations to renew our existing leases in both locations. The lease for our Reno, Nevada, offices expires in March 2008. We are currently in lease renewal negotiations for this location. The lease for our Fresno, California office expires in July 2008. We anticipate beginning lease renewal negotiations for that space in the second quarter of 2007.

We believe that our existing office space is adequate for our current needs and we will continue to enter into new lease agreements as needed to address future space requirements.

 REGULATION

General

Our insurance subsidiaries are subject to regulation by government agencies in the states in which they do business. The nature and extent of such regulation varies by jurisdiction but typically involve:

•	standards of solvency, including risk-based capital measurements;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the types of terms that we can include in the insurance policies we offer;

•	mandates that may affect wage replacement and medical care benefits paid under the workers’ compensation system;

•	requirements for the handling and reporting of claims;

•	procedures for adjusting claims, which can affect the ultimate amount for which a claim is settled;

•	restrictions on the way rates are developed and premiums are determined;

•	the manner in which agents may be appointed;

•	required methods of accounting that are different from GAAP;

•	form and content of required financial statements;

•	establishment of reserves for unearned premiums, losses and other purposes;

•	limitations on our ability to transact business with affiliates;

•	mergers, acquisitions and divestitures involving our insurance subsidiaries;

•	licensing requirements and approvals that affect our ability to do business;

•	compliance with medical privacy laws;

•	potential assessments for the closure of covered claims under insurance policies issued by impaired, insolvent or failed insurance companies; and

•	the amount of dividends that our insurance subsidiaries may pay to us, the parent holding company.

In addition, state regulatory examiners perform periodic examinations of insurance companies. These examinations are generally intended for the protection of policyholders, not insurance companies or their stockholders. State regulations governing workers’ compensation systems and the insurance business impose restrictions and limitations on our business operations that are not imposed on unregulated businesses.

Changes in individual state regulation of workers’ compensation may create a greater or lesser demand for some or all of our products and services, or require us to develop new or modified services in order to meet the needs of the marketplace and to compete effectively in that marketplace. In addition, many states limit the maximum amount of dividends and other payments that may be paid in any year by insurance companies to their stockholders and affiliates. This may limit the amount of distributions that may be made by our insurance subsidiaries.

Holding Company Regulation

As an insurance holding company, we, as well as EICN and ECIC, our insurance company subsidiaries, are subject to regulation by the states in which our insurance company subsidiaries are domiciled or transact business. EICN is domiciled in Nevada and only transacts business in Nevada. ECIC is domiciled in California and transacts business in Arizona, California, Colorado, Illinois, Idaho, Montana, Texas and Utah. Additionally, ECIC currently holds certificates of authority to write property and casualty insurance in Florida, Maryland, New Mexico, New York, Pennsylvania and Oregon. We have applications pending in Georgia and Massachusetts.

Pursuant to applicable insurance holding company laws, EICN is required to register with the Nevada Department of Business and Industry, Division of Insurance, and pursuant to the insurance holding company laws of California, ECIC is required to register with the California Department of Insurance. All transactions within a holding company system affecting an insurer must have fair and reasonable terms, charges or fees for services performed must be reasonable, and the insurer’s total statutory surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to state insurance regulators is required prior to the consummation of certain affiliated and other transactions involving EICN or ECIC, and such transactions may be disapproved by the state insurance regulators.

Change of Control

Under Nevada insurance law and our amended and restated articles of incorporation that will become effective as of the completion of the conversion, for a period of five years following the effective date of the plan of conversion, no person may acquire or offer to acquire beneficial ownership of five percent or more of any class of our voting securities without the prior approval by the Nevada Commissioner of Insurance of an application for acquisition. Under Nevada insurance law, the Nevada Commissioner of Insurance may not approve an application for such acquisition unless the Commissioner finds that (1) the acquisition will not frustrate the plan of conversion as approved by our members and the Commissioner, (2) the board of directors of EICN has approved the acquisition or extraordinary circumstances not contemplated in the plan of conversion have arisen which would warrant approval of the acquisition, and (3) the acquisition is consistent with the purpose of relevant Nevada insurance statutes to permit conversions on terms and conditions that are fair and equitable to the members eligible to receive consideration. Accordingly, as a practical matter, any person seeking to acquire us within five years after the effective date of the plan of conversion may only do so with the approval of our board of directors.

In addition, the insurance laws of Nevada and California generally require that any person seeking to acquire control of a domestic insurance company must obtain the prior approval of the insurance commissioner. Insurance laws in many states in which we are licensed contain provisions that require pre-notification to the insurance commissioner of a change in control of a non-domestic insurance company licensed in those states. ‘‘Control’’ is generally presumed to exist through the direct or indirect ownership of ten percent or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. The insurance laws of Nevada and California generally require that any person seeking to acquire control of a domestic insurance company must obtain the prior approval of the insurance commissioner. In addition, many other state insurance laws require prior notification to the insurance department of those states of a change of control of a non-domiciliary insurance company licensed to transact insurance in that state. Because we have an insurance subsidiary domiciled in Nevada and another insurance subsidiary domiciled in California and licensed in numerous other states, any future transaction that would constitute a change in control of us would generally require the party seeking to acquire control to obtain the prior approval of the Nevada Commissioner of Insurance and the California Commissioner of Insurance, and may require pre-notification of the change of control in those states that have adopted pre-notification provisions upon a change of control.

Premium Rate Restrictions

Among other matters, state laws regulate not only the amounts and types of workers’ compensation benefits that must be paid to injured workers, but in some instances the premium rates that may be charged by us to insure employers for those liabilities. For example, in approximately sixteen states, including Florida and Idaho, workers’ compensation insurance rates are set by the state insurance regulators and are adjusted periodically. This style of rate regulation is sometimes referred to as ‘‘administered pricing.’’ In some of these states, insurance companies are permitted to file rates that deviate upwards or downwards from the bench mark rates set by the insurance regulators. In the vast majority of states, workers’ compensation insurers have more flexibility to offer rates that reflect the risk the insurer is taking based on each employer’s profile. These states are often referred to as ‘‘loss cost’’ states. Except for Idaho, all of the states in which we currently operate, including California and Nevada, are ‘‘loss cost’’ states.

In ‘‘loss cost’’ states, the state first approves a set of loss costs that provide for expected loss and, in most cases, LAE payments, which are prepared by an insurance rating bureau (for example, the WCIRB in California and NCCI in Nevada). An insurer then selects a factor, known as a loss cost multiplier, to apply to loss costs to determine its insurance rates. In these states, regulators permit pricing flexibility primarily through (1) the selection of the loss cost multiplier and (2) schedule rating modifications that allow an insurer to adjust premiums upwards or downwards for specific risk characteristics of the policyholder such as:

•	type of work conducted at the premises or work environment;

•	on-site medical facilities;

•	level of employee safety;

•	use of safety equipment; and

•	policyholder management practices.

Financial, Dividend and Investment Restrictions

State laws require insurance companies to maintain minimum surplus balances and place limits on the amount of insurance a company may write based on the amount of that company’s surplus. These limitations may restrict the rate at which our insurance operations can grow.

State laws also require insurance companies to establish reserves for payments of policyholder liabilities and impose restrictions on the kinds of assets in which insurance companies may invest. These restrictions may require us to invest in assets more conservatively than we would if we were not subject to state law restrictions and may prevent us from obtaining as high a return on our assets as we might otherwise be able to realize.

See the charts set forth under ‘‘The Conversion’’ in this prospectus for a description of our structure to be in effect upon the consummation of the conversion and the completion of this offering. The ability of EIG to pay dividends on our common stock, and to pay other expenses, will be dependent, to a significant extent, upon the ability of our Nevada domiciled insurance company, EICN, to pay dividends to its immediate holding company and, in turn, the ability of that holding company to pay dividends to EIG.

Nevada law limits the payment of cash dividends by EICN to its immediate holding company by providing that payments cannot be made except from available and accumulated surplus money otherwise unrestricted (unassigned) and derived from realized net operating profits and realized and unrealized capital gains. A stock dividend may be paid out of any available surplus. A cash or stock dividend otherwise prohibited by these restrictions may only be declared and distributed upon the prior approval of the Nevada Commissioner of Insurance.

EICN must give the Nevada Commissioner of Insurance prior notice of any extraordinary dividends or distributions that it proposes to pay to its immediate holding company, even when such a dividend or distribution is to be paid out of available and otherwise unrestricted (unassigned) surplus. EICN may pay such an extraordinary dividend or distribution if the Nevada Commissioner of Insurance either approves or does not disapprove the payment within 30 days after receiving notice of its declaration. An extraordinary dividend or distribution is defined by statute to include any dividend or distribution of cash or property whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of: (a) 10% of EICN’s statutory surplus as regards policyholders at the next preceding December 31; or (b) EICN’s statutory net income, not including realized capital gains, for the 12-month period ending at the next preceding December 31.

As of September 30, 2006, EICN had positive unassigned surplus of $23.4 million and therefore had the capability of paying a dividend to us of up to such an amount without the prior approval of the Nevada Commissioner of Insurance. As of December 31, 2004 and 2005, EICN had negative unassigned surplus of $198.7 million and $71.9 million, respectively, and therefore was unable to pay a dividend to us at such dates without the prior approval of the Nevada Commissioner of Insurance.

On October 17, 2006, the Nevada Commissioner of Insurance granted EICN permission to pay up to an additional $55 million in one or more extraordinary dividends to us subsequent to the successful completion of this offering and before December 31, 2008. The payment of these dividends is conditioned upon the expiration of any underwriter’s over-allotment option period, prior repayment of any expenses of EIG and its subsidiaries arising from the conversion and this offering, the exhaustion of any proceeds retained by EIG from this offering, maintaining the RBC total adjusted capital of EICN above a specified level on the date of declaration and payment of any particular extraordinary dividend after taking into account the effect of such dividend, and maintaining all required filings with the Nevada Commissioner of Insurance. We may use these dividends, as well as any ordinary dividends that we may receive from EICN, to pay quarterly dividends to our stockholders, to repurchase our stock, in each case, as described under ‘‘Dividend Policy,’’ and/or for general corporate purposes. However, the October 17, 2006 extraordinary dividend approval prohibits us from using any such dividends to increase executive compensation.

At September 30, 2006, assuming the timing conditions described in the preceding paragraph had been satisfied, EICN would have had RBC total adjusted capital in excess of the level permitting it to pay the entire $55 million dividend to us.

As the direct owner of ECIC, EICN will be the direct recipient of any dividends paid by ECIC. The ability of ECIC to pay dividends to EICN is limited by California law. California law provides that, absent prior approval of the California Insurance Commissioner, dividends can only be declared from earned surplus, excluding any earned surplus (1) derived from the net appreciation in the value of assets not yet realized, or (2) derived from an exchange of assets, unless the assets received are currently realizable in cash. In addition, California law provides that the appropriate insurance regulatory authorities in the State of California must approve (or, within a 30-day notice period, not disapprove) any dividend that, together with all other such dividends paid during the preceding 12 months, exceeds the greater of: (a) 10% of ECIC’s statutory surplus as regards policyholders at the preceding December 31; or (b) 100% of the net income for the preceding year. The maximum pay-out that may be made by ECIC to EICN during 2006 without prior approval is $44.6 million.

California regulations require that in addition to applying the NAIC’s statutory accounting practices, insurance companies must record, under certain circumstances, an additional liability, called an ‘‘excess statutory reserve.’’ If the workers’ compensation losses and LAE ratio is less than 65% in each of the three most recent accident years, the difference is recorded as an excess statutory reserve. The excess statutory reserves required by such regulations reduced ECIC’s statutory-basis surplus by $7.5 million to $277.2 million at December 31, 2005, as filed and reported to the regulators. There were no excess statutory reserves for December 31, 2004.

Statutory Accounting and Solvency Regulations

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, or the Codification, which, effective January 2001, replaced the previous Accounting Practices and Procedures manual as the NAIC’s primary guidance on statutory accounting applicable to insurance companies in the U.S. (including our insurance subsidiaries). Statutory accounting is a comprehensive basis of accounting for insurance companies based on the Codification and state laws, regulations and general administrative rules. The Codification provides guidance for the areas where statutory accounting had been silent and changed previous statutory accounting in some areas. The Nevada Division of Insurance has adopted the Codification. Upon adopting the Codification, effective on January 1, 2001, EICN reported changes in accounting principles as an adjustment that increased the aggregate statutory surplus by $9.9 million. The adjustment is comprised of an increase in surplus of $89.3 million related to the establishment of the net deferred tax asset and a decrease in surplus of $79.4 million related to the establishment of the non-admitted portion of the deferred tax asset.

Statutory accounting principles, or SAP, are a basis of accounting developed to assist state insurance regulators in monitoring and regulating the solvency of insurance companies. SAP is primarily concerned with measuring an insurer’s statutory surplus. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer’s domiciliary state.

Statutory accounting practices established by the NAIC and adopted by the Nevada regulators and, in part, the California regulators, determine, among other things, the amount of statutory surplus and statutory net income of EICN and ECIC and thus determine, in part, the amount of funds each of EICN and ECIC has available to pay dividends to us.

Generally accepted accounting principles, or GAAP, are concerned with a company’s solvency, but such principles are also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.

State insurance regulators closely monitor the financial condition of insurance companies reflected in SAP financial statements and can impose significant financial and operating restrictions on an insurance company that becomes financially impaired under SAP guidelines. State insurance regulators generally have the power to impose restrictions or conditions on the following kinds of activities of a financially impaired insurance company: transfer or disposition of assets, withdrawal of funds from bank accounts, extension of credit or advancement of loans and investment of funds, as well as disallowance of dividends or other distributions and business acquisitions or combinations.

The NAIC is a group formed by state insurance regulators to discuss issues and formulate policy with respect to regulation, reporting and accounting of and by U.S. insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states and, to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model Insurance Laws, Regulations and Guidelines, or the Model Laws, have been promulgated by the NAIC as a minimum standard by which state regulatory systems and regulations are measured. Adoption of state laws that provide for substantially similar regulations to those described in the Model Laws is a requirement for accreditation of state insurance regulatory agencies by the NAIC.

Insurance operations are also subject to various leverage tests, which are evaluated by regulators and private rating agencies. Our premium leverage ratios, also known as our premium-to-surplus ratios, as of December 31, 2005, on a statutory combined basis, were less than 1-to-1 on a premiums written basis as compared to 1.13:1 for the workers’ compensation industry as a whole.

Risk-Based Capital Requirements

The NAIC has adopted a risk-based capital, or RBC, formula to be applied to all insurance companies. RBC is a method of measuring the amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. RBC standards are used by state insurance regulators to determine appropriate regulatory actions relating to insurers that show signs of weak or deteriorating conditions. Nevada and California have adopted laws substantially similar to the NAIC’s RBC laws.

The RBC Model Act provides for four different levels of regulatory attention depending on the ratio of the company’s total adjusted capital, defined as the total of its statutory capital and surplus to its risk-based capital.

•	The ‘‘Company Action Level’’ is triggered if a company’s total adjusted capital is less than 200% but greater than or equal to 150% of its risk-based capital. At the ‘‘Company Action Level,’’ a company must submit a comprehensive plan to the state insurance regulator that discusses proposed corrective actions to improve its capital position. A company whose total adjusted capital is between 250% and 200% of its risk-based capital is subject to a trend test. A trend test calculates the greater of any decrease in the margin (i.e., the amount in dollars by which a company’s adjusted capital exceeds its risk-based capital) between the current year and the prior year and between the current year and the average of the past three years, and assumes that the decrease could occur again in the coming year.

•	The ‘‘Regulatory Action Level’’ is triggered if a company’s total adjusted capital is less than 150% but greater than or equal to 100% of its risk-based capital. At the ‘‘Regulatory Action Level,’’ the state insurance regulator will perform a special examination of the company and issue an order specifying corrective actions that must be followed.

•	The ‘‘Authorized Control Level’’ is triggered if a company’s total adjusted capital is less than 100% but greater than or equal to 70% of its risk-based capital, at which level the state insurance regulator may take any action it deems necessary, including placing the company under regulatory control.

•	The ‘‘Mandatory Control Level’’ is triggered if a company’s total adjusted capital is less than 70% of its risk-based capital, at which level the state insurance regulator is mandated to place the company under its control.

At December 31, 2005, both EICN and ECIC had total adjusted capital in excess of amounts requiring company or regulatory action at any prescribed RBC action level.

IRIS Ratio

IRIS is a system established by NAIC. It was designed to provide state regulators with an integrated approach to monitor the financial condition of insurers for the purposes of detecting financial distress and preventing insolvency. IRIS consists of a statistical phase and an analytical phase whereby financial examiners review insurers’ annual statements and financial ratios. The statistical phase consists of 13 key financial ratios based on year-end data that are generated from the NAIC database annually; each ratio has a ‘‘usual range’’ of results. These ratios assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. Ratios of an insurance company that fall outside the usual range are generally regarded by insurance regulators as part of an early warning system.

As of December 31, 2005, EICN had two ratios outside the usual range, and ECIC had one ratio outside the usual range, as set forth in the following table:

Employers Insurance Company of Nevada

Ratio	Usual Range	Actual Results	Reason for Unusual Results
Investment yield	6.5% to 3.0%	2.9%	EICN’s investment yield was outside of the range because statutory accounting policies do not recognize increases in the value of ECIC as investment income of EICN and because of a higher than industry average investment portfolio allocation to equity securities.
Liabilities to liquid assets	105% to 0%	134.0%	Total liabilities include funds withheld by ECIC pursuant to an inter-company pooling agreement.

Employers Compensation Insurance Company

Ratio	Usual Range	Actual Results	Reason for Unusual Results
Liabilities to liquid assets	105% to 0%	171.0%	Total liabilities include funds withheld by EICN pursuant to an inter-company pooling agreement.

Insurance regulators will generally begin to investigate, monitor or make inquiries of an insurance company if four or more of the company’s ratios fall outside the usual ranges. Although these inquiries can take many forms, regulators may require the insurance company to provide additional written explanation as to the causes of the particular ratios being outside of the usual range, the actions being taken by management to produce results that will be within the usual range in future years and what, if any, actions have been taken by the insurance regulator of the insurers’ state of domicile. Regulators are not required to take action if an IRIS ratio is outside of the usual range, but depending upon the nature and scope of the particular insurance company’s exception (for example, if a particular ratio indicates an insurance company has insufficient capital) regulators may act to reduce the amount of insurance the company can write or revoke the insurers’ certificate of authority and may even place the company under supervision.

Neither EICN nor ECIC is currently subject to any action by any state insurance department or the NAIC with respect to the IRIS Ratios described above.

Privacy Regulations

In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information. Subsequently, a majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition. A recent NAIC initiative that impacted the insurance industry in 2001 was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Many states, including California and Nevada, have now adopted similar provisions regarding the safeguarding of customer information. Our insurance subsidiaries have established procedures to comply with the Gramm-Leach-Bliley-related privacy requirements, and we require third parties we do business with to comply with all applicable federal and state privacy laws and regulations.

Federal and State Legislative Changes

From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various Model Laws adopted by the NAIC. Proposed legislation was introduced in Congress during 2006 that would allow for an optional federal chartering of U.S. insurance companies, similar to banks. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition or competition among U.S. insurers.

In response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act of 2002, or the 2002 Act, was enacted on November 26, 2002. The principal purpose of the 2002 Act was to create a role for the Federal government in the provision of insurance for losses sustained in connection with terrorism. Prior to the Act, insurance (except for workers’ compensation insurance) and reinsurance for losses arising out of acts of terrorism were largely unavailable from private insurance and reinsurance companies.

The program initiated by the 2002 Act applies to losses arising out of acts of terrorism that are certified as such by the U.S. Secretary of the Treasury. In order to be certified as an act of terrorism under the 2002 Act, losses incurred as a result of the act are required to exceed a threshold, and the act may not be an act of domestic terrorism. The threshold is $100 million in 2007. Insurers must still provide terrorism insurance for events causing losses up to these threshold amounts, even though Federal reinsurance is only available for events causing losses exceeding these amounts. In addition, such losses must arise out of an act of terrorism committed in the course of a war declared by the United States Congress, except with respect to workers’ compensation coverage, which is specifically required to provide insurance to policyholders for losses resulting from acts of foreign terrorism, without regard to whether they were committed in the course of a war declared by the United States Congress, as well as coverage for war-related injuries and fatalities. Under the 2002 Act, Federal reimbursement is subject to an annual aggregate limit of $100 billion. Each insurer is responsible for a deductible based on a percentage of its direct premiums earned in the previous calendar year. Our 2006 deductible was equal to approximately $80 million. Under the 2002 Act, for losses in excess of the deductible, the Federal government will reimburse 90% of the insurer’s loss, up to the insurer’s proportionate share of the $100 billion. Insurers will not be liable for payments for any portion of losses in excess of the $100 billion annual limit.

In December 2005, President Bush signed into law the Terrorism Risk Insurance Extension Act of 2005, or the 2005 Act, which extends the 2002 Act for an additional two years to December 31, 2007. While the underlying structure of the 2002 Act was left intact, the 2005 Act makes some adjustments, including increasing the current insurer deductible for 2005 from 15% of direct premiums earned to 17.5% for 2006, and 20% of such premiums in 2007. For losses in excess of the deductible, the federal government still reimburses 90% of the insurer’s loss in 2006, but the amount of federal reimbursement decreases to 85% of the insurer’s loss in 2007. In addition, the industry retention under the 2002 Act has been increased from $13 billion for 2005 to $25 billion for 2006 and $27.5 billion for 2007.

Under the 2005 Act, insurers must offer coverage for losses due to terrorist acts in all of their property and casualty insurance policies. The 2005 Act’s definition of property and casualty insurance includes workers’ compensation insurance. Moreover, the workers’ compensation laws of the various states generally do not permit the exclusion of coverage for losses arising from terrorist acts as well as nuclear, biological and chemical attacks. In addition, we are not able to limit our losses arising from any one catastrophe or any one claimant. Our reinsurance policies exclude coverage for losses arising out of terrorism and nuclear, biological, chemical or radiological attacks. Therefore, acts of terrorism could adversely affect our business and financial condition.

We do not believe that the risk of loss to our insurance subsidiaries from acts of terrorism is currently significant. Small businesses constitute a large portion of our policies, and we do not intend to saturate any particular market, whether it is a high profile location or not. However, the impact of any future terrorist acts is unpredictable, and the ultimate impact on our insurance subsidiaries, if any, of losses from any future terrorist acts will depend upon their nature, extent, location and timing. Potential future changes to the 2005 Act, including a decision by Congress not to extend it past December 31, 2007, could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

Our workers’ compensation operations are subject to legislative and regulatory actions. In California, where we have our largest concentration of business, significant workers’ compensation legislation was enacted twice in recent years. Effective January 1, 2003, legislation became effective which provides for increases in indemnity benefits to injured workers. Benefits were increased by an average of approximately 6% in 2003, approximately 7% in 2004 and approximately 2% in 2005. In September 2003 and April 2004, workers’ compensation legislation was enacted in California with the principal objective of reducing costs. The legislation contains provisions which primarily seek to reduce medical costs and does not directly impact indemnity payments to injured workers. The principal changes in the legislation that impact medical costs are as follows: (1) a reduction in the reimbursable amount for certain physician fees, outpatient surgeries, pharmaceutical products and certain durable medical equipment; (2) a limitation on the number of chiropractor or physical therapy office visits; (3) the introduction of medical utilization guidelines; (4) a requirement for second opinions on certain spinal surgeries; and (5) a repeal of the presumption of correctness afforded to the treating physician, except where the employee has pre-designated a treating physician.

Guaranty Fund Assessments

In Nevada, California and in most of the states where our insurance company subsidiaries are licensed to transact business, there is a requirement that property and casualty insurers doing business within each such state participate as member insurers in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

In California, unpaid workers’ compensation liabilities from insolvent insurers are the responsibility of the California Insurance Guarantee Association, or CIGA. We pass on our CIGA assessment to our policyholders via a surcharge based upon the estimated annual premium at the policy’s inception. We have received, and expect to continue to receive, these guarantee fund assessments, which are paid to CIGA based on the premiums we have already earned at December 31, 2005. We also write workers’ compensation insurance in other states with similar obligations as those in California. In these states, we are directly responsible for payment of the assessment. We recorded an estimate of $2.2 million and $6.0 million for our expected liability for guarantee fund assessments at December 31, 2005 and 2004, respectively. The guarantee fund assessments are expected to be paid within two years of recognition.

Property and casualty insurance company insolvencies or failures may result in additional guaranty fund assessments to our insurance company subsidiaries at some future date. At this time we are unable to determine the impact, if any, such assessments may have on our financial position or results of operations. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

Employers Occupational Health, Inc.

The medical managed care services provided by our subsidiary, EOH, are subject to licensing requirements and regulation under the laws of each of the jurisdictions in which it operates. EOH is authorized in Nevada to act as a third-party administrator and a utilization review organization and is governed by those laws and regulations as well as those relating to managed care organizations and workers’ compensation claims administration. The nature and extent of such regulation generally include methods for approving and denying medical services, quality assurance, medical bill review and payment, network provider management, and financial and other reporting requirements. EOH’s business is dependent upon the validity of, and continued good standing under, the licenses and approvals pursuant to which it operates, as well as compliance with pertinent regulations. In October 2006, EOH was awarded a Workers Compensation Utilization Management Accreditation from URAC, a Washington D.C.-based health care accrediting organization that establishes quality standards for the health care industry.

 MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our directors and executive officers:

Name	Age(1)	Position
Robert J. Kolesar	63	Chairman of the Board
Douglas D. Dirks	48	Director, President and Chief Executive Officer of EIG
Richard W. Blakey	57	Director
Valerie R. Glenn	52	Director
Rose E. McKinney-James	54	Director
Ronald F. Mosher	63	Director
Katherine W. Ong	48	Director
Michael D. Rumbolz	52	Director
John P. Sande, III	57	Director
Martin J. Welch	51	Director, President and Chief Operating Officer, EICN and ECIC
Lenard T. Ormsby	54	Executive Vice President, Chief Legal Officer, General Counsel and Corporate Secretary of EIG
William E. Yocke	56	Executive Vice President and Chief Financial Officer of EIG
Ann W. Nelson	45	Executive Vice President, Corporate and Public Affairs, of EIG

(1)	At December 31, 2006.

Non-Executive Directors

The following is biographical information for our non-executive directors:

Robert J. Kolesar has served as a Director of EICN since January 2000; a Director of EIG and our intermediate holding company, Employers Insurance Group, Inc. (to be renamed Employers Group, Inc. in connection with the conversion), or EIG Inc., since April 2005; and, a Director of ECIC since August 2002. He has been the Chairman of the Board of EIG since 2005 and Chairman of the Board of EICN and ECIC since 2003. Mr. Kolesar has been a founding/managing partner of the Las Vegas law firm of Kolesar & Leatham, Chtd. since 1986. Mr. Kolesar practices in the fields of real estate, corporation, banking, finance, and fiduciary/trust law. Prior to entering into private practice in 1986, Mr. Kolesar held General Counsel and/or Senior Legal Staff positions in Nevada at Valley Bank of Nevada (now Bank of America), and in Cleveland, Ohio at Cardinal Federal Savings and Loan Association, The Ameritrust Company (now KeyBank) and Forest City Enterprises, Inc. He has served as a Board member of HELP of Southern Nevada, the Las Vegas Symphony, and the National Conference for Community and Justice. Mr. Kolesar has multiple group memberships, including the National Association of Industrial and Office Parks and the International Council of Shopping Centers, and is currently on the Board of Trustees of the Nevada Development Authority and the Board of Advisors of the Las Vegas Chamber of Commerce. He is a member of the American Bar Association and the Nevada and Clark County Bar Associations. Mr. Kolesar received a B.A. from John Carroll University and a J.D. from Case Western Reserve University.

Richard W. Blakey has served as a Director of EIG and EIG Inc. since April 2005 and a Director of EICN since January 2000. He was also a Director of ECIC and its predecessor from August 2002 until May 2004. Dr. Blakey is a Director and former Chairman of the Board of the Reno Orthopaedic Clinic. He is a member of the American Academy of Orthopaedic Surgeons, Nevada State Medical Association, and Washoe County Medical Society. Dr. Blakey actively participates and is affiliated with Saint Mary’s Regional Medical Center, Northern Nevada Medical Center, and Washoe Medical Center. He has served as Chairman of the Board of the Reno Spine Center, is a member of the Board of Accessible, Reliable Care MedCenters LLC and a Director and former Chairman of the Board of the Reno Orthopaedic Clinic. Dr. Blakey is a Board certified orthopaedic surgeon. He received a B.S. degree from the California Institute of Technology and his medical degree from the University of Southern California, School of Medicine.

Valerie R. Glenn has served as the independent policyholder Director of EIG since April, 2006, when she was appointed pursuant to our 2005 plan of reorganization. Ms. Glenn became a partner in Rose-Glenn, Inc. (now known as the Rose/Glenn Group) on January 1, 1989 and has served as Chairman, President and Chief Executive Officer since January 15, 2003. Ms. Glenn has been co-owner and publisher of Visitor Publications, Inc., which publishes the Reno/Tahoe Visitor, since January 1998. She was a founding partner in the advertising sales firm of Kelley-Rose Advertising, Inc. and was a partner from 1981 to 1994. Ms. Glenn began her advertising career in San Francisco in 1976 with international advertising agency Dancer Fitzgerald Sample. Ms. Glenn graduated from the University of Nevada, Reno with a B.A. degree.

Rose E. McKinney-James has served as a Director of EICN since March 2001 and a Director of EIG and EIG Inc. since April 2005. She was also a Director of ECIC and its predecessor from August 2002 to May 2004. Ms. McKinney-James has been the owner of Energy Works Consulting, LLC since 2003 and McKinney-James & Associates since 2005, both located in Las Vegas. Both firms focus on public affairs in the areas of energy, education, and environmental policy. Prior to creating Energy Works Consulting in 2003, Ms. McKinney-James was President and Chief Executive Officer of the Corporation for Solar Technologies and Renewable Resources from 1995 to 2000, and the President of public affairs and advertising for Brown & Partners Advertising from 2000 to 2001. She held the position of President of Government Affairs for the firm of Faiss Foley Merica in 2000 and 2001. Ms. McKinney-James is a former Commissioner with the Nevada Public Service Commission and also served as the Director of the Nevada Department of Business and Industry. She is a Director of The Energy Foundation, Toyota Financial Savings Bank and MGM Mirage, a public company. Ms. McKinney-James received a B.A. degree from Olivet College and her J.D. degree from Antioch School of Law in Washington, D.C.

Ronald F. Mosher has served as a Director of EICN since December 2003 and a Director of EIG and EIG Inc. since April 2005. He was also a Director of ECIC from December 2003 to May 2004. Mr. Mosher has extensive experience in the insurance industry and served as a senior executive with AEGON N.V. from 1983 until his retirement in 2003. He also works as a consultant in the insurance industry. Mr. Mosher currently is a Director of Transamerica Financial Life Insurance Company, Transamerica Life (Bermuda) Ltd. and WFG Reinsurance Limited, and has previously served on several other insurance company boards. Mr. Mosher is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants, and National Association of Corporate Directors. Mr. Mosher earned a B.S. degree from the University of Denver and an M.B.A. degree from Cornell University.

Katherine W. Ong has served as a Director of EICN since January 2000 and a Director of EIG and EIG Inc. since April 2005. She was also a Director of ECIC and its predecessor from August 2002 to May 2004. Since January 1996, she has been the co-founder and Director of Hobbs, Ong & Associates, Inc., a financial consulting group specializing in advisory services for municipal bond financings, problem solving and support. Prior to 1996, she was the Budget Manager for Clark County, Nevada. Ms. Ong also serves on the Boards of KNPR (Southern Nevada public radio), and the Las Vegas Music Festival and is a member of the Government Finance Officer’s Association. Ms. Ong received a B.S. degree from the University of Nevada.

Michael D. Rumbolz has served as a Director of EICN since January 2000 and a Director of EIG and EIG Inc. since April 2005. He was also a Director of ECIC and its predecessor from August 2002 to May 2004. Mr. Rumbolz has over 20 years of experience in the gaming industry. He has been Chief Executive Officer and Chairman of the Board of Cash Systems, Inc., a public company, since January 2005. He has been Managing Director of Acme Gaming LLC, a gaming consultancy service, since July 2001. He was Vice Chairman and a board member of Casino Data Systems from March 2000 to July 2001 when it was acquired by Aristocrat. He was President and Chief Executive Officer of Anchor Gaming from 1995 to 2000 and Director of Corporate Development for Circus Circus Enterprises Inc.

from late 1992 to June 1995, including serving as the first president of and managing director of Windsor Casino Limited, a consortium company owned by Hilton Hotel Corp., Circus Circus Enterprises Inc. and Caesars World. Mr. Rumbolz also held various executive positions with Trump Hotels & Casino Resorts. In addition to his corporate experience, Mr. Rumbolz was also the former Chief Deputy Attorney General and the former Chairman of the Nevada Gaming Control Board. He received a B.A. degree with distinction from the University of Nevada, Las Vegas and a J.D. degree from the University of Southern California, Gould School of Law.

John P. Sande, III has served as a Director of EICN since March 2001 and a Director of EIG and EIG Inc. since April 2005. He was also a Director of ECIC from August 2002 through May 2004. Mr. Sande has been a partner of the Nevada law firm of Jones Vargas and its predecessor firm, Vargas and Bartlett since 1974, primarily practicing in the areas of administrative law and trusts and estates. Mr. Sande actively participates in the Northern Nevada community. He has served as Chairman of the Reno-Tahoe Open Foundation, Director of the Reno Air Racing Association, Director of The First TEE, founding member of the Montreux Golf & Country Club Board of Governors, Co-Chair of the KNPB Channel 5 Capital Campaign, and as a Trustee of the William F. Harrah Automobile Foundation. He also served four terms on the Stanford University Athletic Board. Mr. Sande is a Trustee for the William F. Harrah Trusts, Chairman of the Board for First Independent Bank of Nevada, and previously served on the Board of Directors for Bank of America Nevada (Valley Bank of Nevada). Mr. Sande holds a B.A. degree, with great distinction, from Stanford University and a J.D. degree, cum laude, from Harvard University.

Executive Officers Who Also Serve as Directors

Douglas D. Dirks has served as President and Chief Executive Officer of EIG and EIG, Inc. since their creation on April 1, 2005. He has served as Chief Executive Officer of EICN and ECIC since January 2006. He served as President and Chief Executive Officer of EICN from January 1, 2000 until January 2006, and served as President and Chief Executive Officer of ECIC and its predecessor from May 2002 until January 2006. Mr. Dirks has served as President and Chief Executive Officer of EOH and EIS since 2002. He has been a director of EIG and EIG Inc. since April 2005; a director of EICN since December 1999, EOH since 2000 and EIS since August 1999 and a director of ECIC and its predecessor since May 2002. Mr. Dirks was the Chief Executive Officer of the Fund from 1995 to 1999 and its Chief Financial Officer from 1993 to 1995. Prior to joining the Fund, he served in senior insurance regulatory positions and as an advisor to the Nevada governor’s office. Mr. Dirks also has worked in the public accounting and investment banking industries and is a licensed Certified Public Accountant in the state of Texas. He presently serves on the Board of Directors of the Nevada Insurance Guaranty Association and the Nevada Insurance Education Foundation. Mr. Dirks holds B.A. and M.B.A. degrees from the University of Texas and a J.D. degree from the University of South Dakota.

Martin J. Welch has served as President and Chief Operating Officer of EICN and ECIC since January 2006 and was Senior Vice President and Chief Underwriting Officer of EICN and ECIC from September 2004 to January 2006. Mr. Welch has also been a Director of EIG, EIG Inc., EICN and ECIC since March 2006. Mr. Welch has more than 25 years of experience in workers’ compensation and commercial property/casualty insurance. Prior to joining us, he served as Senior Vice President, National Broker Division, for Wausau Insurance Companies from January 2003 to February 2004, and prior to that time was Senior Vice President of Broker Operations for Wausau. He holds a B.S. degree in Finance from the University of Illinois and is a Chartered Property and Casualty Underwriter.

Executive Officers Who Do Not Serve as Directors

Lenard T. Ormsby was appointed as Chief Legal Officer of EIG in November 2006 and currently serves in that capacity, in addition to serving as its General Counsel and Corporate Secretary and as an Executive Vice President. He previously served as Executive Vice President and General Counsel of EICN and ECIC from June 2002 to November 2006. He has served as Secretary or Assistant Secretary of EICN, ECIC, EOH and EIS since 2002, and of EIG and EIG, Inc., since April 2005. Mr. Ormsby has been a Director of ECIC since June 2004. He was Chief Operating Officer of the Fund and EICN from 1999 to June 2002 and General Counsel of the Fund from 1995 to 1999. Before joining the Fund,

Mr. Ormsby was a partner in the Nevada law firm of McDonald, Carano, Wilson, McCune, Bergin, Frankovich & Hicks. He has been a practicing attorney for over 20 years. Mr. Ormsby holds a B.A. degree from the University of Nebraska-Omaha, an M.S. degree from North Dakota State University and a J.D. degree from the University of Nebraska.

William E. Yocke has served as Executive Vice President and Chief Financial Officer of EIG since January 2007. He has served as Executive Vice President and Chief Financial Officer for EICN and ECIC since June 2005. He has also been Treasurer of EIG, EIG Inc., EICN, ECIC, EOH and EIS since 2005. Mr. Yocke has been a Director of ECIC since November 2005. Prior to joining us, Mr. Yocke was Senior Vice President for the Willis Group, a London-based risk management and insurance intermediary, from 2004 to 2005. Previously, he served as Chief Financial Officer for AVRA Insurance Company from 2002 to 2004, Director of Deloitte & Touche West Region Actuarial and Risk Management Consulting from 1996 to 2002, and Director of West Region Risk Management Consulting for Ernst & Young LLP from 1987 to 1996. Mr. Yocke is a licensed Certified Public Accountant in the state of California. Mr. Yocke holds a B.S. degree from St. Mary’s College of California.

Ann W. Nelson has served as Executive Vice President, Corporate and Public Affairs, of EIG since January 2007. She has served as Executive Vice President, Corporate and Public Affairs, of EICN and ECIC since January 2006. Ms. Nelson served us as Associate General Counsel from January through December 1999, as General Counsel from December 1999 through July 2002, Executive Vice President of Government Affairs from July 2002 through July 2004, and Executive Vice President of Strategy and Corporate Affairs from July 2004 through December 2005. Ms. Nelson’s governmental experience includes service as Legal Counsel to former Nevada Governor Bob Miller from 1994 to 1999, and as a Deputy District Attorney in the Civil Division of the Washoe County District Attorney’s Office in Reno, Nevada from 1993 through 1994. Ms. Nelson holds a B.A. from the University of Nevada, Reno, and a J.D., cum laude, from the University of San Francisco School of Law. She is a member of the Washoe County Bar Association and the State Bar of Nevada.

Other Significant Employees of Our Subsidiaries

The following information is provided regarding our other significant employees:

T. Hale Johnston has been President of the Pacific Region and Senior Vice President of ECIC since April 2006. He is responsible for management, profit and growth of traditional market business in California. Prior to joining us, Mr. Johnston was a Vice President of Meadowbrook Insurance Group from December 2002 to November 2005 and President and Chief Operating Officer of Dodson Group from March 2001 to December 2002. He has held executive and senior executive positions for over 15 years within the specialized field of workers’ compensation insurance. Mr. Johnston holds B.A. degrees from William Jewell College.

David M. Quezada has been President of the Strategic Markets Region and Senior Vice President of ECIC since January 2006. He is responsible for management and oversight of the marketing and underwriting of business produced through non-traditional, strategic partnerships, and the identification of new, strategic partnership opportunities. Mr. Quezada has served in various executive management positions with us, most recently as Vice President, Loss Control Services, from May 2004 to January 2006. Prior to that time, Mr. Quezada served as Assistant Vice-President, Loss Control, with ECIC and in the same capacity with Fremont. Mr. Quezada holds a B.A. degree from California State Polytechnic University, Pomona.

George Tway has been President of the Western Region and Senior Vice President of EICN since August 2004. Prior to that position, he was Division Manager for the Western States for Fremont Indemnity from 2001 to 2004 and Underwriting and Marketing Manager for Industrial Indemnity from 1993 to 2000. He has also held senior positions in Idaho State Government, including Director of the Department of Commerce and Director of Labor and Industrial Services. Mr. Tway has been in the workers’ compensation insurance industry for 18 years. Mr. Tway holds a B.A. degree from Mt. Angel College in Oregon and attended graduate school at St. Thomas of Rome in Italy.

Paul I. Ayoub has been Senior Vice President and Chief Information Officer of EICN and ECIC since September 2004. Prior to joining us, Mr. Ayoub was Senior Vice President and Chief Information

Officer for PMA Capital Insurance Company from September 2000 to September 2004. Previously, he spent 16 years in various technical and IT management positions at CIGNA Corporation. Mr. Ayoub holds a B.S. degree from Grove City College.

Stephen V. Festa has been Senior Vice President and Chief Claims Officer of EICN and ECIC since 2004. He has over 20 years of multi-line claims experience within the insurance industry. Prior to joining us, he held several claims, technical and management positions. In his most recent prior leadership position, Mr. Festa served as Executive Vice President of Crawford and Company from 1998 through 2003 and led the company’s Third Party Administrator (TPA) division. He has also served as a Director of Arbitration Forums, Inc. Mr. Festa attended the University of Southern California and also completed the Advanced Executive Education Program sponsored by American Institute for Chartered Property Casualty Underwriters and the Wharton School of the University of Pennsylvania.

Jeff J. Gans has been Senior Vice President and Chief Underwriting Officer of EICN and ECIC since April 2006. Prior to joining us, he was Senior Vice President, Underwriting Operations, with AON Underwriting Managers in Chicago, Illinois, from 2004 to 2005. Mr. Gans also has held various executive management positions such as Senior Vice President at CNA from 2001 to 2003, Vice President, Commercial Insurance at Fireman’s Fund from 1998 to 2001 and Vice President, Commercial Insurance Group at USF&G from 1993 to 1998. Mr. Gans received a B.S. degree from the Wharton School at the University of Pennsylvania and has earned his Chartered Property Casualty Underwriter and Associate in Risk Management professional designations.

Cynthia Morrison has been Vice President and Corporate Controller of EICN and ECIC since July 2002. Prior to joining us, she was Vice President and Controller for Fremont from 1987 to 2002 and was Controller of Borg Warner Insurance Services and Classified Financial from 1982 to 1987. Prior to joining us, Ms. Morrison was with KPMG as an audit manager. Ms. Morrison is a Certified Public Accountant and a Fellow of the Life Management Institute. She is a member of the American Institute of Certified Public Accountants and a member of the Insurance Accounting and Systems Association (IASA). She is a past President of the Los Angeles Chapter of IASA. Ms. Morrison received a B.S. degree from Arizona State University.

John P. Nelson has been Senior Vice President and Chief Administrative Officer of EIG since January 2007. He has been Senior Vice President and Chief Administrative Officer of EICN and ECIC since July 2004. Prior to joining us, he was Vice President, Human Resources & Administration for Fielding Graduate University in Santa Barbara, California, from October 1993 to June 2004. Mr. Nelson has 20 years of experience in the field of Human Resources working for educational, manufacturing, technology and retail institutions. Mr. Nelson received a B.A. from the University of California and an M.A. from Antioch University. He is also certified as a Senior Professional in Human Resources by the Society for Human Resource Management.

Teresa Shappellhas been Senior Vice President and Chief Strategy Officer of EIG since January 2007. She has been Senior Vice President and Chief Strategy Officer of EICN and ECIC since July 2006. Prior to joining us, she served as Chairman of Shappell, Inc., a consulting firm providing executive coaching and business strategy support. She also served as Vice President of Marketing and Product Management for Intuit in 2004, as Vice President, U.S. Sales and Commercial Operations for Bausch & Lomb from 2001 to 2003 and as General Manager of the Healthcare Division at Dell Computer Corporation from 1999 to 2001. Ms. Shappell has a B.S. degree from Virginia Tech and an M.B.A. from Harvard Business School.

Upon completion of this offering, we will have ten directors. This number includes eight outside directors and two directors who are also members of management. We have also established the following standing committees of the board of directors:

Term of Directors and Composition of Board of Directors

Upon the closing of this offering, our board of directors will consist of ten directors—Messes. Glenn, McKinney-James, and Ong and Messrs. Kolesar, Dirks, Blakey, Mosher, Rumbolz, Sande and Welch. In accordance with the terms of our amended and restated articles of incorporation, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

•	the Class I directors’ term will expire at the annual meeting of stockholders to be held in 2007 (our Class I directors are Ms. McKinney-James and Messrs. Sande and Welch);

•	the Class II directors’ term will expire at the annual meeting of stockholders to be held in 2008 (our Class II directors are Messrs. Blakey, Dirks and Kolesar); and

•	the Class III directors’ term will expire at the annual meeting of stockholders to be held in 2009 (our Class III director are Messes. Glenn and Ong and Messrs. Mosher and Rumbolz).

Our amended and restated articles of incorporation authorize a board of directors consisting of a number of directors to be fixed from time to time by a resolution of a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Committees

Audit Committee.    This committee currently consists of Mr. Mosher, Ms. McKinney-James and Ms. Ong. Our audit committee currently satifies, and will upon the completion of this offering continue to satisfy, the independence and other requirements of the New York Stock Exchange, without regard to any transition period provided for therein, and those of the SEC. Each member of the audit committee is or will be financially literate by the date on which this offering is consummated. In addition, our board of directors has determined that Mr. Mosher is an audit committee financial expert within the meaning of Item 401(h) of Regulation S-K of the Securities Act. The audit committee assists our board in monitoring the integrity of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal requirements. The audit committee also prepares the audit committee report that the SEC rules require be included in our annual proxy statement or annual report on Form 10-K. Upon completion of this offering, the audit committee will have direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors will report directly to the audit committee.

Finance Committee.    This committee currently consists of Messrs. Rumbolz, Blakey, Dirks and Sande and Ms. Glenn. The finance committee reviews and makes recommendations to the board of directors with respect to certain of our financial affairs and policies, including investments and investment policies and guidelines, financial planning, capital structure and management, dividend policy and dividends, stock repurchases, and strategic plans and transactions.

Compensation Committee.    This committee currently consists of Messrs. Blakey and Rumbolz and Ms. Ong. Our compensation committee currently satisfies, and will upon the completion of this offering continue to satisfy, the independence and other requirements of the New York Stock Exchange, without regard to any transition period provided for therein, and those of the SEC and of Section 162(m) of the Internal Revenue Code. This committee administers our equity and incentive bonus and benefits plans, determines the details of the compensation package for the Chief Executive Officer, establishes the total compensation philosophy and strategy and approves the salary and bonuses for executives annually. The compensation committee also produces a report on executive officer compensation as required by the SEC to be included in our annual proxy statement or annual report on Form 10-K. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

Board Governance and Nominating Committee.    This committee currently consists of Messrs. Sande and Kolesar and Ms. McKinney-James. Our board governance and nominating committee currently satisfies, and will upon the completion of this offering continue to satisfy, the independence and other requirements of the New York Stock Exchange, without regard to any transition period provided for therein, and those of the SEC. The governance committee will identify qualified individuals to become members of the board of directors, determine the composition of the board of directors and its committees and develop and recommend to the board of directors sound corporate governance policies and procedures.

Executive Committee.    Our board of directors currently has an executive committee consisting of Messrs. Kolesar, Blakey, Rumbolz, Sande, Mosher and Dirks. The executive committee functions on behalf of the board of directors, acting in respect of ordinary course matters, during intervals between meetings of the board of directors, as necessary.

COMPENSATION DISCUSSION AND ANALYSIS

The primary objectives of the Compensation Committee of our board of directors with respect to executive compensation are to attract and retain the best possible executive talent, to tie annual and long-term cash and stock incentives to achievement of measurable corporate, business unit and individual performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these objectives, the Compensation Committee expects to implement and maintain compensation plans that tie a substantial portion of executives’ overall compensation to our financial performance (including our combined ratio and adjusted return on equity) and common stock price. Overall, the total compensation opportunity is intended to create an executive compensation program that is set at the median competitive levels of comparable public insurance companies and, in particular, companies with workers’ compensation and other property and casualty lines of business, when our performance is at a commensurate median competitive level.

In connection with the conversion and the initial public offering, the Compensation Committee retained the compensation consulting firm of Frederic W. Cook & Co. to evaluate our compensation practices and to assist in developing and implementing the executive compensation program and philosophy. The Cook firm developed a competitive peer group and performed analyses of competitive performance and compensation levels. It also met individually with the members of the Compensation Committee and senior management to learn about our business operations and strategy as a public company, key performance metrics and target goals, and the labor and capital markets in which we will compete. It developed recommendations that were reviewed and approved by the Compensation Committee and the board of directors in connection with developing and approving the plan of conversion.

Compensation Components

Compensation is broken out into the following components:

Base Salary.    Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions and with similar responsibilities at comparable companies in line with our compensation philosophy. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For 2007, it is currently our intention that base salary increases for executives will be limited to five percent per individual.

Annual Bonus.    In 2006, we terminated our 2003 Executive Bonus Plan, which provided for short- and long-term cash bonuses for officers, and replaced it with an annual incentive bonus plan for all of our officers (beginning in 2008, it is our intention to extend the bonus plan to cover all of our employees). The annual incentive bonuses (which are authorized under our new Equity and Incentive Plan) are intended to compensate officers for achieving our annual financial goals at corporate and business unit levels and for achieving measurable individual annual performance objectives. For 2007, the corporate financial goal will be based on achieving the targeted combined ratio contained in our business plan for 2007.

Our annual incentive bonus plan provides for a cash bonus, dependent upon the level of achievement of the stated corporate goals and personal performance goals, calculated as a percentage of the officer’s base salary, with higher ranked executive officers being compensated at a higher percentage of base salary. The Compensation Committee approves the annual incentive award for the Chief Executive Officer and for each officer below the Chief Executive Officer level, based on the Chief Executive Officer’s recommendations. For 2007, the target bonus awards (as a percentage of base salary) will be as follows: Chief Executive Officer, 90%; Chief Operating Officer, 50%; Executive Vice President, 40%; Senior Vice President, 35%; and Vice President, 25%. These target percentages are reduced from 2006 target percentages, which included both short-and long-term incentive award opportunity, so that our officers’ annual bonus opportunities would be set near the median competitive levels of comparable companies. Depending on the achievement of the predetermined targets, the annual bonus may be less than or greater than the target bonus. Maximum payout for officers is 150% of the target bonus. Further information regarding the 2007 bonus opportunities to our named executives is set forth under ‘‘*Grant of Plan Based Awards’’.

Long-Term Incentive Program.    We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through the use of stock-based awards. In connection with the conversion and this offering, our board of directors will adopt the Employers Holdings, Inc. Equity and Incentive Plan, which we refer to as the Equity and Incentive Plan, which permits the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock-based awards.

In 2007, we intend to provide long-term awards through a combination of stock options, which will vest based on continued employment, and performance shares, which will vest based on achievement of three-year combined ratio and adjusted return on equity goals.

Founders’ Grants.    In recognition of becoming a public company, on the date of the closing of the initial public offering, we intend to make a ‘‘founders’ grant’’ in the form of a nonqualified stock option to purchase 300 shares of our common stock to each full-time employee, excluding our senior officers, at the initial public offering stock price and pursuant to the terms of the Equity and Incentive Plan. Part-time employees will receive a grant to purchase 150 of our shares, for an aggregate of approximately 187,500 shares underlying the ‘‘founders’ grants’’. We believe the ‘‘founders’ grants’’ will immediately align employee interests with those of policyholders and other public stockholders and reinforce the cultural change from a mutual to a public stock company. The ‘‘founders’ grants’’ will vest pro rata on each of the first three anniversaries of the initial public offering date, subject to the continued employment of the employee, and have a maximum term of seven years.

Annual Equity Awards.    Six months following the initial public offering, we intend to begin an annual practice of making equity awards to officers, including our executive officers. We intend that the annual aggregate value of these awards will be set near competitive median levels for comparable companies. One-half of the aggregate value of these awards will be granted in the form of nonqualified stock options and one-half will be granted in the form of performance shares. This two-part program is intended to achieve a balance between market-based incentives such as options, which we believe provide a strong link to stockholder value creation, and financial-based incentives such as performance awards, which we believe have stronger retention impact and provide a direct link to long-term corporate performance. The Compensation Committee has approved the value of initial equity grants to our executive officers. Information regarding the value of the initial equity grants to be made to our named executives is set forth under ‘‘—Grant of Plan Based Awards’’.

Options.    The initial option grant will vest as to 25% of the shares underlying the grant six months following the grant and as to an additional 25% on each of the first three anniversaries of the grant date. After the initial option grant, it is intended that annual option grants will vest pro rata on each of the first four anniversaries of the date of grant. Annual option grants will have a maximum term of seven years.

Performance Shares.    Grant of performance shares will be earned based on the achievement of pre-established corporate performance goals over a three-year performance period. For the initial performance period which commenced January 1, 2007, the performance goals will be based on the three-year average combined ratio and adjusted return on average equity, each weighted equally. The maximum number of performance shares that may be earned based on actual performance during the performance period will be 150% of the targeted number of performance shares.

Broad-Based Employee Grants.    Beginning in 2008, we will reserve a pool of approximately 20,000 shares for grants of stock options or restricted stock to high-performing non-officer employees in recognition of their individual achievements and contributions to corporate or business unit performance or in circumstances where there is a critical retention need.

Other Compensation.    Our senior officers who were parties to employment agreements prior to this offering will continue, following this offering, to be parties to such employment agreements in their current form until such time as the Compensation Committee determines in its discretion that revisions to such employment agreements are advisable. In addition, consistent with our pay-for-performance compensation philosophy, we intend to continue to maintain modest executive benefits and perquisites for officers; however, the Compensation Committee in its discretion may revise, amend or add to the officer’s executive benefits and perquisites if it deems it advisable. We believe these benefits and perquisites are currently below median competitive levels for comparable companies. We have no current plans to make changes to either the employment agreements (except as required by law or as required to clarify the benefits to which our executive officers are entitled as set forth herein) or levels of benefits and perquisites provided thereunder. Our directors and executive officers and the directors and executive officers of our subsidiaries will not receive any stock or cash compensation at the time of the conversion, although some of them may receive consideration indirectly through an affiliation with an eligible member that receives consideration in the conversion.

Stock Ownership Guidelines.    In connection with the initial public offering, we have adopted stock ownership guidelines for our officers, as follows:

Stock Ownership Guidelines

Position	(As a multiple of base salary)
Chief Executive Officer	4x
Chief Operating Officer/Executive Vice President	3x
Senior Vice President	2x
Vice President	1x

The guidelines require that officers eligible for regular annual equity grants retain a portion of ‘‘net gain shares’’ acquired upon exercise of stock options (i.e., shares acquired after the payment of the option exercise price and all employment and income taxes) and payment of earned performance shares. Until the salary multiple specified above is achieved (which will occur over the course of time) officers must retain 50% of their net gain shares from option exercises and earned performance shares. Once the specified salary multiple is achieved, the officers must continue to retain 25% of all net gain shares for the duration of their employment with us. These guidelines assure that officers are continuously adding to their holdings in our shares to the extent that the equity incentives granted under our executive compensation program deliver realized value to officers. No equity or equity based awards may be made to any executive officers prior to the date that is six months after this offering.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer and three other most highly compensated executive officers during 2005 and 2006:

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards ($)	Option Awards ($)	Non-Stock Incentive Plan Compen- sation(3)(4) ($)	All Other Compen- sation(5) ($)	Change in Pension Value and Non- Qualified Deferred Compen- sation Earnings ($)	Total ($)
Douglas D. Dirks	2006	543,769	—	—	—	953,750	57,358	—	1,554,877
President and Chief Executive Officer, EIG	2005	462,654	—	—	—	300,300	98,968	—	861,922
William E. Yocke(6)	2006	267,846	680	—	—	190,400	35,672	—	494,598
Executive Vice President and Chief Financial Officer, EIG	2005	137,000	680	—	—	100,094	79,240	—	317,014
Lenard T. Ormsby	2006	341,521	100,680	—	—	210,000	45,895	—	698,096
Executive Vice President and Chief Legal Officer, EIG	2005	250,000	680	—	—	165,000	96,319	—	511,999
Martin J. Welch	2006	307,115	680	—	—	217,000	192,740	—	717,535
President and Chief Operating Officer, EICN and ECIC	2005	231,539	680	—	—	148,500	57,242	—	437,961
Ann W. Nelson	2006	218,963	680	—	—	133,700	35,364	—	388,707
Executive Vice President, Corporate and Public Affairs, EIG	2005	182,846	680	—	—	120,780	28,566	—	332,872

(1)	Salary includes base salary and payment in respect of accrued vacation, holidays, and sick days.

(2)	Mr. Ormsby received a $100,000 bonus for signing an amended and restated employment agreement which expires on December 31, 2008. In addition, each officer other than Mr. Dirks received a holiday bonus of $680.

(3)	For the year 2005, the Non-Stock Incentive Plan Compensation listed on this table reflects the performance of the Chief Executive Officer and each of the named executive officers in the year shown for the 2003 Executive Bonus Plan. However, the short-term bonuses are actually paid in the following calendar year and the long-term bonuses in 2007.

(4)	For the year 2006, the Non-Stock Incentive Plan Compensation listed on this table reflects the target performance of the Chief Executive Officer and each of the named executive officers in the year shown for the 2006 Incentive Bonus Plan. However, bonuses are actually paid in the following calendar year.

(5)	Includes the following payments we paid on behalf of the executives:

Name	Year	Car Allowance ($)	Club Memberships ($)	Health Care Contribution ($)	Moving Allowance ($)	Life Insurance Premiums ($)	401(k) Matching Contributions ($)	Total ($)
Douglas D. Dirks	2006 2005	15,600 12,900	20,422 65,370	14,182 13,911	— —	554 503	6,600 6,284	57,358 98,968
William E. Yocke	2006 2005	14,400 7,000	4,060 1,395	10,323 4,694	— 61,907	289 164	6,600 4,080	35,672 79,240
Lenard T. Ormsby	2006 2005	14,400 12,000	10,389 64,890	14,182 12,859	— —	324 270	6,600 6,300	45,895 96,319
Martin J. Welch	2006 2005	14,400 12,000	4,432 3,467	14,349 13,087	152,624 22,138	335 250	6,600 6,300	192,740 57,242
Ann W. Nelson	2006 2005	14,400 12,000	1,025 175	14,285 12,962	— —	204 198	5,450 3,231	35,364 28,566

(6)	Mr. Yocke commenced his employment with us on June 16, 2005.

We are a party to an amended and restated employment agreement with Mr. Dirks, the stated term of which expires on January 31, 2009 unless terminated earlier by either party in accordance with such agreement. Under the agreement, in addition to his base salary of $550,000 (which is subject to increase in our discretion), Mr. Dirks is eligible to receive incentive compensation and bonuses, with a target of not less than 175% of base salary, as our board of directors may, in its discretion, determine to award him, and to which he may be entitled under the terms of any of our plans, programs or agreements in effect during the term of the agreement. Mr. Dirks is also entitled to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided generally to our other senior officers as may be determined in our board of directors’ discretion.

We are a party to an amended and restated employment agreement with Mr. Welch, the stated term of which expires on December 31, 2008 unless terminated earlier by either party in accordance with such agreement. Under the agreement, in addition to his base salary of $310,000 (which is subject to increase in our discretion), Mr. Welch is eligible to receive incentive compensation and bonuses, with a target of not less than 60% of base salary, as our board of directors may, in its discretion, determine to award him, and to which he may be entitled under the terms of any of our plans, programs or agreements in effect during the term of the agreement (for 2006, Mr. Welch’s target bonus is 70% of base salary). Mr. Welch is also entitled to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided generally to our other senior officers as may be determined in our board of directors’ discretion.

We are a party to an amended and restated employment agreement with Mr. Ormsby, the stated term of which expires on December 31, 2008 unless terminated earlier by either party in accordance with such agreement. Under the agreement, in addition to his base salary of $300,000 (which is subject to increase in our discretion), Mr. Ormsby is eligible to receive incentive compensation and bonuses, with a target of not less than 60% of base salary, as our board of directors may, in its discretion, determine to award him, and to which he may be entitled under the terms of any of our plans, programs or agreements in effect during the term of the agreement (for 2006, Mr. Ormsby’s target bonus is 70% of base salary). Mr. Ormsby is also entitled to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided generally to our other senior officers as may be determined in our board of directors’ discretion.

We are a party to an amended and restated employment agreement with Mr. Yocke, the stated term of which expires on December 31, 2008 unless terminated earlier by either party in accordance with such agreement. Under the agreement, in addition to his base salary of $260,000 (which is subject to increase in our discretion and which has been increased since the date of the agreements to $272,000), Mr. Yocke is eligible to receive incentive compensation and bonuses, with a target of not less than 60% of base salary, as our board of directors may, in its discretion, determine to award him, and to which he may be entitled under the terms of any of our plans, programs or agreements in effect during the term of the agreement (for 2006, Mr. Yocke’s target bonus is 70% of base salary). Mr. Yocke is also entitled to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided generally to our other senior officers as may be determined in our board of directors’ discretion.

We are a party to an amended and restated employment agreement with Ms. Nelson, the stated term of which expires on December 31, 2008 unless terminated earlier by either party in accordance with such agreement. Under the agreement, in addition to her base salary of $183,000 (which is subject to increase in our discretion and which has been increased since the date of the agreements to $191,000), Ms. Nelson is eligible to receive incentive compensation and bonuses, with a target of not less than 60% of base salary, as our board of directors may, in its discretion, determine to award her, and to which she may be entitled under the terms of any of our plans, programs or agreements in effect during the term of the agreement (for 2006, Ms. Nelson’s target bonus is 70% of base salary). Ms. Nelson is also entitled to participate in all incentive compensation, retirement, supplemental retirement and deferred compensation plans, policies and arrangements that are provided generally to our other senior officers as may be determined in our board of directors’ discretion.

The Compensation Committee, which will be comprised solely of ‘‘outside directors’’ as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to adopt plans or programs providing for additional benefits if the Compensation Committee determines that doing so is in our best interests.

For a complete description and quantification of benefits payable to our named officers on and following termination of employment under plans and programs currently in effect, see ‘‘—Potential Payments Upon Termination Or Change In Control’’.

Grants of Plan Based Awards

2006 Incentive Bonus Plan.    Effective December 31, 2005, we terminated our 2003 Executive Bonus Plan, which provided for short- and long-term bonuses to certain officers based on corporate performance and modifier based upon individual performance and replaced it in 2006 with an annual Incentive Bonus Plan for all of our officers. The 2006 plan provides for a cash bonus, dependent upon the level of achievement of the stated corporate goals and personal performance goals, calculated as a percentage of the officers’ base salary, with higher ranked officers being compensated at a higher percentage of base salary. The potential cash bonuses for fiscal year 2006 to be paid in 2007 at target and maximum performance levels are set forth below:

2006 Incentive Bonus Plan

		Estimated Future Payouts under Non-Equity Incentive Plan Awards
Name	Grant Date	Target	Maximum
Douglas D. Dirks	03/06/06	$953,750	$1,239,875
William E. Yocke	03/06/06	190,400	247,520
Lenard T. Ormsby	03/06/06	210,000	273,000
Martin J. Welch	03/06/06	217,000	282,100
Ann W. Nelson	03/06/06	133,700	171,386

2003 Executive Bonus Plan.    The terminated 2003 Executive Bonus Plan awarded short- and long-term bonuses in equal amounts each year based on annual corporate performance with a modifier for individual performance. The short-term bonus was paid in the year following the fiscal year end, and the long-term bonus became payable three years after the fiscal year end with 50% of the award paid each year thereafter. Because the terminated plan was effective January 2003, the first long-term incentive payment was to have been paid in 2006. Because the 2003 Executive Bonus Plan was terminated effective December 31, 2005, the first long-term incentive payment was made in 2006 to those named executives who had a vested entitlement, which were those named executives who had been participants since 2003. Amounts earned under the 2003 Executive Bonus Plan by our named executives in 2005 are included in the Summary Compensation Table above in the ‘‘Non-Stock Incentive Plan Compensation’’ column. In 2007, we intend to complete the liquidation of the terminated 2003 Executive Bonus Plan and anticipate paying the named executives the balance of their long-term bonuses on or before March 15, 2007. To the extent the performance conditions applicable to such awards were satisfied prior to 2005, such amounts are not set forth in the Summary Compensation Table. The amount each named executive is estimated to receive in final distribution of the terminated plan is set forth below:

2003 Executive Bonus Plan

Name	Estimated Future Payouts under Non-Equity Incentive Plan Awards
	2006	2007	Total
Douglas D. Dirks	$351,820	$201,670	$553,490
William E. Yocke(1)	50,047	50,047	100,094
Lenard T. Ormsby	197,200	114,700	311,900
Martin J. Welch	74,250	99,000	173,250
Ann W. Nelson	144,510	84,120	228,630

(1)	Mr. Yocke commenced his employment with us on June 16, 2005.

Equity and Incentive Plan Awards

2007 Annual Incentive Plan.    As noted in the ‘‘Compensation Discussion and Analysis,’’ the Compensation Committee has approved target and maximum bonus opportunities (expressed as a percentage of salary) for our named executives for 2007, based upon achievement of corporate financial goals and achieving measurable individual annual performance objectives. Set forth below is the dollar amount of the 2007 bonus opportunities for each of our named executives, based upon their approved 2007 salaries:

2007 Annual Incentive Bonus Plan

Name	Threshold	Target Bonus	Maximum Bonus
Douglas D. Dirks	$0	$517,500	$776,250
William E. Yocke	0	114,000	171,000
Lenard T. Ormsby	0	120,000	180,000
Martin J. Welch	0	162,500	243,750
Ann W. Nelson	0	80,000	120,000

Annual Equity Awards.    Also as noted in this ‘‘Compensation Discussion and Analysis,’’ the Compensation Committee has approved the aggregate value of initial equity grants to be made to our named executives six months following this offering. These values are as follows:

Annual Equity Grants

		Fair Value of Performance Shares
Name	Fair Value of Options	Threshold	Target	Maximum
Douglas D. Dirks	$230,625	$0	$230,625	$345,938
William E. Yocke	61,500	0	61,500	92,250
Lenard T. Ormsby	61,500	0	61,500	92,250
Martin J. Welch	107,625	0	107,625	161,438
Ann W. Nelson	61,500	0	61,500	92,250

Pursuant to its authority under the Equity and Incentive Plan, our Compensation Committee retains the discretion to make adjustments with respect to the 2007 annual bonuses and the equity grants described above, including adjustments to (1) the annual bonus opportunities, (2) the fair value of the equity grants and (3) the performance criteria applicable to the annual bonuses and the performance shares.

Compensation Comparison

The Compensation Committee has approved certain amounts relating to the compensation of our named executive officers, including base salary amounts, targeted and maximum annual cash incentive awards, and targeted and maximum long-term equity incentive awards (in the case of incentive awards, payable only if certain performance goals are achieved). Such approved target amounts and maximum amounts are set forth below. To provide further information on how such 2007 target amounts compare to prior levels of compensation, actual base salaries and target and maximum annual and long term bonus amounts for 2005 and 2006 are also set forth below.

The chart set forth below is provided for comparison purposes only and does not contain complete information with respect to total compensation paid to our named executive officers in 2005 or expected to be paid to our named executive officers in 2006, nor does it contain all possible components of compensation that our named executive officers may receive in 2007.

2005-2007 Compensation Comparison Chart(1)

	Year	Salary(2) ($)	Annual Cash Bonus Opportunity ($)		Value of Long Term Cash or Equity Award Opportunity Awarded In Indicated Year(3) ($)		Total(4) ($)
			Target(5)	Maximum(5)	Target(5)	Maximum(5)	Target(4)	Maximum(4)
Douglas D. Dirks	2007	575,000	517,500	776,250	461,250	576,563	1,553,750	1,927,813
	2006	543,769	953,750	1,239,875	0	0	1,497,519	1,783,644
	2005	462,654	40,950	150,150	40,950	150,150	544,554	762,954
William E. Yocke	2007	285,000	114,000	171,000	123,000	153,750	522,000	609,750
	2006	267,846	190,400	247,520	0	0	458,246	515,366
	2005	137,000	12,178	50,047	12,178	50,047	161,356	237,094
Lenard T. Ormsby	2007	300,000	120,000	180,000	123,000	153,750	543,000	633,750
	2006	341,521	210,000	273,000	0	0	551,521	614,521
	2005	250,000	22,500	82,500	22,500	82,500	295,000	415,000
Martin J. Welch	2007	325,000	162,500	243,750	215,250	269,063	702,750	837,813
	2006	307,115	217,000	282,100	0	0	524,115	589,215
	2005	231,539	20,250	74,250	20,250	74,250	272,039	380,039
Ann W. Nelson	2007	200,000	80,000	120,000	123,000	153,750	403,000	473,750
	2006	218,963	133,700	171,386	0	0	352,663	390,349
	2005	182,846	16,470	60,390	16,470	60,390	215,786	303,626

(1)	The Compensation Committee, which following the completion of the conversion and this offering will be comprised solely of ‘‘outside directors’’ as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to adopt plans or programs providing for additional compensation and benefits at the Compensation Committee’s discretion.

(2)	Data for fiscal years 2005 and 2006 are as set forth in the Summary Compensation Table above. Data for fiscal year 2007 reflects base salary approved by the Compensation Committee for fiscal year 2007. For fiscal years 2005 and 2006, salary includes base salary and payment in respect of accrued vacation, holidays and sick days.

(3)	The values set forth in the Value of Long Term Cash or Equity Award Opportunity Awarded column for fiscal year 2007 relating to stock option awards are calculated using a ‘‘fair value’’ stock option pricing model as is required by the FASB. The amounts are not indicative of the actual cash value of the awards at the time of grant or the market value of the stock underlying the award; rather they are estimates based on certain assumptions. Depending upon the performance of the common stock underlying the stock awards and the amounts that actually vest, the actual cash equivalent value to the recipient could be more or less than the amounts set forth. Equity awards expected to be granted in fiscal year 2007 will be converted into long-term cash-based awards if the conversion and this offering and are not completed by June 30, 2007.

(4)	The Total column represents the sum of base salary, target/maximum annual cash incentive award opportunities and target/maximum long term cash and equity incentive award opportunities as approved by the Compensation Committee with respect to the applicable fiscal year. Amounts in the Total column do not include other compensation that the executives received in fiscal years 2005 and 2006, or any similar compensation anticipated for fiscal year 2007. Other compensation includes the values of perquisites and benefits provided to the named executive officers, such as auto allowances, club memberships, health care contributions, moving allowances, life insurance premiums and 401(k) matching contributions. The value of such other compensation is not determinable at this time. A summary of the other compensation amounts for fiscal years 2005 and 2006 is set forth below, and a detailed breakdown of the other compensation amounts for fiscal years 2005 and 2006 is included in footnote 5 to the Summary Compensation Table above.

	Douglas D. Dirks	William E. Yocke	Lenard T. Ormsby	Martin J. Welch	Ann W. Nelson
2006	$57,358	$35,672	$45,895	$192,740	$35,364
2005	$98,968	$79,240	$96,319	$57,242	$28,566

(5)	Data reflects target and maximum annual cash incentive bonuses and target and maximum long term cash and equity incentive award opportunities reflect target amounts approved for grant by the Compensation Committee with respect to the applicable fiscal year. Actual amounts earned in fiscal years 2005 and 2006 with respect to annual bonuses and actual amounts granted in fiscal years 2005 and 2006 with respect to long term awards are set forth in the Summary Compensation Table above.

Outstanding Equity Awards At Fiscal Year-End; Option Exercises and Stock Vested

None of our named executive officers have ever held options to purchase interests in us or other awards with values based on the value of our interests.

Pension Benefits

None of our named executives participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. The Compensation Committee, which will be comprised solely of

‘‘outside directors’’ as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to adopt qualified or non-qualified defined benefit plans if the Compensation Committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation

None of our named executives participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The Compensation Committee, which will be comprised solely of ‘‘outside directors’’ as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2005 and 2006:

Name	Year	Fees earned or paid in cash	Stock Awards	Option Awards	Non-Stock Incentive Plan Compensation	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compensation	Total
Robert J. Kolesar	2006	$78,000	—	—	—	—	—	$78,000
	2005	61,000	—	—	—	—	—	61,000
Richard W. Blakey	2006	62,000	—	—	—	—	—	62,000
	2005	52,000	—	—	—	—	—	52,000
Valerie R. Glenn	2006	33,500	—	—	—	—	—	33,500
	2005	—	—	—	—	—	—	—
Rose E. McKinney-James	2006	68,500	—	—	—	—	—	68,500
	2005	58,500	—	—	—	—	—	58,500
Ronald F. Mosher	2006	60,500	—	—	—	—	—	60,500
	2005	55,500	—	—	—	—	—	55,500
Katherine W. Ong	2006	64,500	—	—	—	—	—	64,500
	2005	54,750	—	—	—	—	—	54,750
Michael D. Rumbolz	2006	57,000	—	—	—	—	—	57,000
	2005	57,500	—	—	—	—	—	57,500
John P. Sande, III	2006	65,500	—	—	—	—	—	65,500
	2005	58,500	—	—	—	—	—	58,500

Outside directors receive an annual retainer of $25,000. Non-employee directors are also paid cash fees of $1,000 for each board meeting above four meetings in a calendar year, $1,500 for each audit committee meeting attended and $1,000 for each other committee meeting attended. The chairman of the board is paid an additional cash fee of $20,000 annually. Committee chairpersons are paid an additional cash fee of $10,000 annually. The independent policyholder director receives an annual retainer of $45,000 and is paid cash fees of $1,000 for each meeting attended.

The cash compensation program for non-employee directors described above will continue following the initial public offering. In addition to the cash compensation, six months following the initial public offering, each non-employee director will be granted an award of deferred stock units (‘‘DSUs’’) with a value of $50,000. Subject to accelerated vesting as set forth below, the DSUs will vest in full at the 2008 stockholders meeting and will be paid in shares six months following termination of board service. Vested DSUs will be credited with dividend equivalents which will be reinvested in additional DSUs. Beginning in 2008, at each annual stockholders meeting, each director will be granted additional DSUs which, subject to accelerated vesting as set forth below, will vest quarterly and will be paid in shares six months following termination of board service. DSUs will vest and be paid out if the director terminates service as a result of his or her death or disability or following a change in control (as defined in the Equity and Incentive Plan).

Potential Payments Upon Termination or Change in Control

The following summaries set forth potential payments payable to our executive officers upon termination of employment or a change in control of us under their current employment agreements and our other compensation programs. The Compensation Committee may in its discretion revise, amend or add to the benefits if it deems advisable.

Douglas D. Dirks

We may at any time terminate our employment agreement with Mr. Dirks if Mr. Dirks materially breaches the agreement, fails to obtain or maintain any required licenses or certificates, willfully violates any law, rule or regulation that may adversely affect his ability to perform his duties or may subject us to liability, or is convicted of a felony or crime including moral turpitude, or if we elect to discontinue our business (‘‘Cause’’). In addition, we may at any time terminate the agreement if Mr. Dirks is unable to perform the essential functions of his job for a period of more than 100 business days in a 120 consecutive business day period (‘‘Disabled’’) or if Mr. Dirks dies. Mr. Dirks may terminate his employment agreement for ‘‘Good Cause’’ if we materially breach it or we willfully violate any law, rule, or regulation that may adversely affect the ability of Mr. Dirks to perform his duties or may subject Mr. Dirks to liability. Mr. Dirks may be entitled to certain additional benefits under the Equity Incentive Plan relating to the accelerated vesting of equity awards if his employment is terminated by us without Cause or by Mr. Dirks for Good Cause following a change in control of us (as defined in the Equity and Incentive Plan). Further information regarding Mr. Dirk’s opportunities under the Equity and Incentive Plan is set forth under ‘‘—Equity and Incentive Plan Awards’’.

Termination by Us (other than for Cause, Death or Disability) or Termination by Mr. Dirks for Good Cause prior to a Change in Control.    If Mr. Dirks is terminated for any reason other than death, disability or Cause, or if Mr. Dirks terminates his employment for Good Cause, in each case prior to a change in control, Mr. Dirks is entitled to receive (less applicable withholding taxes):

•	an amount equal to Mr. Dirks’ base salary through the term of the agreement or two years base salary, whichever is greater, within 30 days of the effective date of the termination.

•	amounts due under any bonus plan in which Mr. Dirks has been a participant, pro-rated for the period of the calendar year in which Mr. Dirks was employed, within 30 days of the effective date of the termination or, at our election, on the date provided by the termination provisions of the applicable plan.

•	continuation of insurance coverage provided to Mr. Dirks as of the date of his termination for 18 months with us paying the employer portion of the premium.

•	unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Dirks at the time he is granted a particular equity award, upon termination of his employment, Mr. Dirks will forfeit any outstanding awards except that he will have 90 days following termination of employment to exercise any vested options or stock appreciation rights.

Termination by Us (other than for Cause, Death or Disability) or Termination by Mr. Dirks for Good Cause following a Change in Control.    If Mr. Dirks is terminated for any reason other than death, disability or Cause, or if Mr. Dirks terminates his employment for Good Cause, in each case following a change in control of us, in addition to the severance benefits set forth above that Mr. Dirks is entitled to receive upon such terminations prior to a change in control, all restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of Mr. Dirks’ employment by us without Cause or by Mr. Dirks for Good Cause during the 24-month period following the change in control. Notwithstanding the above, if outstanding equity awards are not assumed or substituted in connection with the change in control, the restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) immediately upon the change in control.

Termination for Death or Disability.    If Mr. Dirks’ employment is terminated as a result of his disability, Mr. Dirks is entitled to benefits in accordance with our policies generally applicable to all employees, which provide for a benefit equal to $15,000 per month until Mr. Dirks reaches age 65. If Mr. Dirks’ employment is terminated as a result of his death, pursuant to the terms of Mr. Dirks’ employment agreement, he is entitled to life insurance benefits under our group life insurance program equal to three times his base salary (employees generally are entitled to benefits equal to two times base salary). Unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Dirks at the time he is granted a particular equity award, upon termination of his employment as a result of death or disability, Mr. Dirks will forfeit any outstanding awards except that he (or his estate) will have one year following termination of employment to exercise any vested options or stock appreciation rights.

Termination by Us for Cause or By Mr. Dirks other than for Good Cause.    Upon termination for any other reason, Mr. Dirks is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. Unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Dirks at the time he is granted a particular equity award, upon termination of his employment, Mr. Dirks will forfeit any outstanding awards except that he will have 90 days following termination of employment to exercise any vested options or stock appreciation rights.

Assuming Mr. Dirks’ employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits have an estimated value of:

	Cash Severance	Bonus	Medical Continuation	Death Benefits	Disability Benefits	Value of Accelerated Equity and Performance Awards
Without Cause or For Good Cause Prior to a Change in Control	$1,145,833	$1,155,420	$29,968	—	—	—
Without Cause or For Good Cause Following a Change in Control	$1,145,833	$1,155,420	$29,968	—	—	—
Death	—	—	—	$1,650,000	—	—
Disability	—	—	—	—	$3,000,000	—
Other	—	—	—	—	—	—

Martin J. Welch

We may at any time terminate our employment agreement with Mr. Welch for Cause. In addition, we may at any time terminate the agreement if Mr. Welch dies or becomes Disabled. Mr. Welch may terminate his employment agreement for Good Cause. Mr. Welch may be entitled to certain additional benefits under the Equity Incentive Plan relating to the accelerated vesting of equity awards if his employment is terminated by us without Cause or by Mr. Welch for Good Cause following a change in control of us. Further information regarding Mr. Welch’s opportunities under the Equity and Incentive Plan is set forth under ‘‘—Equity and Incentive Plan Awards’’.

Termination by Us (other than for Cause, Death or Disability) or Termination by Mr. Welch for Good Cause prior to a Change in Control.    If Mr. Welch is terminated for any reason other than death, disability or Cause, or if Mr. Welch terminates his employment for Cause, in each case prior to a change in control of us, Mr. Welch is entitled to receive (less applicable withholding taxes):

•	an amount equal to Mr. Welch’s base salary through the term of the agreement or one month of base salary for each completed year of service with us, whichever is greater but in no case less than 12 months of base salary, within 30 days of the effective date of the termination.

•	short and long-term amounts due under the 2003 Executive Bonus Plan (or our bonus plan in effect at termination; short-term amounts will be pro-rated for the period of the calendar year in which Mr. Welch was employed), within 30 days of the effective date of the termination or, at the election, on the date provided by the termination provisions of the applicable plan.

•	continuation of insurance coverage provided to Mr. Welch as of the date of his termination for 18 months with us paying the employer portion of the premium.

•	unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Welch at the time he is granted a particular equity award, upon termination of his employment, Mr. Welch will forfeit any outstanding awards except that he will have 90 days following termination of employment to exercise any vested options or stock appreciation rights.

Termination by Us (other than for Cause, Death or Disability) or Termination by Mr. Welch for Good Cause following a Change in Control.    If Mr. Welch is terminated for any reason other than death, disability or Cause, or if Mr. Welch terminates his employment for Good Cause, in each case following a change in control of us, in addition to the severance benefits set forth above that Mr. Welch is entitled to receive upon such terminations prior to a change in control, all restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of Mr. Welch’s employment by us without Cause or by Mr. Welch for Good Cause during the 24-month period following the change in control. Notwithstanding the above, if outstanding equity awards are not assumed or substituted in connection with the change in control, the restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) immediately upon the change in control.

Termination for Death or Disability.    If Mr. Welch’s employment is terminated as a result of his disability, Mr. Welch is entitled to benefits in accordance with our policies generally applicable to all employees, which provide for a benefit equal to $15,000 per month until Mr. Welch reaches age 65. If Mr. Welch’s employment is terminated as a result of his death, pursuant to the terms of Mr. Welch’s employment agreement, he is entitled to life insurance benefits under our group life insurance program equal to three times his base salary (employees generally are entitled to benefits equal to two times base salary). Unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Welch at the time he is granted a particular equity award, upon termination of his employment as a result of death or disability, Mr. Welch will forfeit any outstanding awards except that he (or his estate) will have one year following termination of employment to exercise any vested options or stock appreciation rights.

Termination by Us for Cause or By Mr. Welch other than for Good Cause.    Upon termination for any other reason, Mr. Welch is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. Unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Welch at the time he is granted a particular equity award, upon termination of his employment, Mr. Welch will forfeit any outstanding awards except that he will have 90 days following termination of employment to exercise any vested options or stock appreciation rights.

Assuming Mr. Welch’s employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits have an estimated value of:

	Cash Severance	Bonus	Medical Continuation	Death Benefits	Disability Benefits	Value of Accelerated Equity and Performance Awards
Without Cause or For Good Cause Prior to a Change in Control	$620,000	$316,000	$29,968	—	—	—
Without Cause or For Good Cause Following a Change in Control	$620,000	$316,000	$29,968	—	—	—
Death	—	—	—	$930,000	—	—
Disability	—	—	—	—	$2,520,000	—
Other	—	—	—	—	—	—

Lenard T. Ormsby

We may at any time terminate our employment agreement with Mr. Ormsby for Cause. In addition, we may at any time terminate the agreement if Mr. Ormsby dies or becomes Disabled. Mr. Ormsby may terminate his employment agreement for Good Cause. Mr. Ormsby may be entitled to certain additional benefits under the Equity Incentive Plan relating to the accelerated vesting of equity awards if his employment is terminated by us without Cause or by Mr. Ormsby for Good Cause following a change in control of us. Further information regarding Mr. Ormsby’s opportunities under the Equity and Incentive Plan is set forth under ‘‘—Equity and Incentive Plan Awards’’.

Termination by Us (other than for Cause, Death or Disability) or Termination by Mr. Ormsby for Good Cause prior to a Change in Control.    If Mr. Ormsby is terminated for any reason other than death, disability or Cause, or if Mr. Ormsby terminates his employment for Cause, in each case prior to a change in control of us, Mr. Ormsby is entitled to receive (less applicable withholding taxes):

•	an amount equal to Mr. Ormsby ’s base salary through the term of the agreement or one month of base salary for each completed year of service with us, whichever is greater but in no case less than 18 months of base salary, within 30 days of the effective date of the termination.

•	short and long-term amounts due under the Executive Bonus Plan (or our bonus plan in effect at termination; short-term amounts will be pro-rated for the period of the calendar year in which Mr. Ormsby was employed), within 30 days of the effective date of the termination or, at our election, on the date provided by the termination provisions of the applicable plan.

•	continuation of insurance coverage provided to Mr. Ormsby as of the date of his termination for 18 months with us paying the employer portion of the premium.

•	unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Ormsby at the time he is granted a particular equity award, upon termination of his employment, Mr. Ormsby will forfeit any outstanding awards except that he will have 90 days following termination of employment to exercise any vested options or stock appreciation rights.

Termination by Us (other than for Cause, Death or Disability) or Termination by Mr. Ormsby for Good Cause following a Change in Control.    If Mr. Ormsby is terminated for any reason other than death, disability or Cause, or if Mr. Ormsby terminates his employment for Good Cause, in each case following a change in control of us, in addition to the severance benefits set forth above that Mr. Ormsby is entitled to receive upon such terminations prior to a change in control, all restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of Mr. Ormsby’s employment by us without Cause or by Mr. Ormsby for Good Cause during the 24-month period following the change in control. Notwithstanding the above, if outstanding equity awards are not assumed or substituted in connection with the change in control, the restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) immediately upon the change in control.

Termination for Death or Disability.    If Mr. Ormsby’s employment is terminated as a result of his disability, Mr. Ormsby is entitled to benefits in accordance with our policies generally applicable to all employees, which provide for a benefit equal to $15,000 per month until Mr. Ormsby reaches age 65. If Mr. Ormsby’s employment is terminated as a result of his death, pursuant to the terms of Mr. Ormsby’s employment agreement, he is entitled to life insurance benefits under our group life insurance program equal to three times his base salary (employees generally are entitled to benefits equal to two times base salary). Unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Ormsby at the time he is granted a particular equity award, upon termination of his employment as a result of death or disability, Mr. Ormsby will forfeit any outstanding awards except that he (or his estate) will have one year following termination of employment to exercise any vested options or stock appreciation rights.

Termination by Us for Cause or By Mr. Ormsby other than for Good Cause.    Upon termination for any other reason, Mr. Ormsby is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. Unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Ormsby at the time he is granted a particular equity award, upon termination of his employment, Mr. Ormsby will forfeit any outstanding awards except that he will have 90 days following termination of employment to exercise any vested options or stock appreciation rights.

Assuming Mr. Ormsby’s employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits have an estimated value of:

	Cash Severance	Bonus	Medical Continuation	Death Benefits	Disability Benefits	Value of Accelerated Equity and Performance Awards
Without Cause or For Good Cause Prior to a Change in Control	$600,000	$324,700	$29,968	—	—	—
Without Cause or For Good Cause Following a Change in Control	$600,000	$324,700	$29,968	—	—	—
Death	—	—	—	$900,000	—	—
Disability	—	—	—	—	$1,920,000	—
Other	—	—	—	—	—	—

William E. Yocke

We may at any time terminate our employment agreement with Mr. Yocke for Cause. In addition, we may at any time terminate the agreement if Mr. Yocke dies or becomes Disabled. Mr. Yocke may terminate his employment agreement for Good Cause. Mr. Yocke may be entitled to certain additional benefits under the Equity Incentive Plan relating to the accelerated vesting of equity awards if his employment is terminated by us without Cause or by Mr. Yocke for Good Cause following a change in control of us. Further information regarding Mr. Yocke’s opportunities under the Equity and Incentive Plan is set forth under ‘‘—Equity and Incentive Plan Awards’’.

Termination by Us (other than for Cause, Death or Disability) or Termination by Mr. Yocke for Good Cause prior to a Change in Control.    If Mr. Yocke is terminated for any reason other than death, disability or Cause, or if Mr. Yocke terminates his employment for Cause, in each case prior to a change in control of us, Mr. Yocke is entitled to receive (less applicable withholding taxes):

•	an amount equal to Mr. Yocke ’s base salary through the term of the agreement or one month of base salary for each completed year of service with us, whichever is greater but in no case less than 12 months of base salary, within 30 days of the effective date of the termination.

•	short and long-term amounts due under the 2003 Executive Bonus Plan (or our bonus plan in effect at termination; short-term amounts will be pro-rated for the period of the calendar year in which Mr. Yocke was employed), within 30 days of the effective date of the termination or, at our election, on the date provided by the termination provisions of the applicable plan.

•	continuation of insurance coverage provided to Mr. Yocke as of the date of his termination for 18 months with us paying the employer portion of the premium.

•	unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Yocke at the time he is granted a particular equity award, upon termination of his employment, Mr. Yocke will forfeit any outstanding awards except that he will have 90 days following termination of employment to exercise any vested options or stock appreciation rights.

Termination by Us (other than for Cause, Death or Disability) or Termination by Mr. Yocke for Good Cause following a Change in Control.    If Mr. Yocke is terminated for any reason other than death, disability or Cause, or if Mr. Yocke terminates his employment for Good Cause, in each case following a change in control of us, in addition to the severance benefits set forth above that Mr. Yocke is entitled to receive upon such terminations prior to a change in control, all restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of Mr. Yocke’s employment by us without Cause or by Mr. Yocke for Good Cause during the 24-month period following the change in control. Notwithstanding the above, if outstanding equity awards are not assumed or substituted in connection with the change in control, the restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) immediately upon the change in control.

Termination for Death or Disability.    If Mr. Yocke’s employment is terminated as a result of his disability, Mr. Yocke is entitled to benefits in accordance with our policies generally applicable to all employees, which provide for a benefit equal to $15,000 per month until Mr. Yocke reaches age 65. If Mr. Yocke’s employment is terminated as a result of his death, pursuant to the terms of Mr. Yocke’ employment agreement, he is entitled to life insurance benefits under our group life insurance program equal to three times his base salary (employees generally are entitled to benefits equal to two times base salary). Unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Yocke at the time he is granted a particular equity award, upon termination of his employment as a result of death or disability, Mr. Yocke will forfeit any outstanding awards except that he (or his estate) will have one year following termination of employment to exercise any vested options or stock appreciation rights.

Termination by Us for Cause or By Mr. Yocke other than for Good Cause.    Upon termination for any other reason, Mr. Yocke is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. Unless otherwise provided by our plan administrator in the award agreement entered into with Mr. Yocke at the time he is granted a particular equity award, upon termination of his employment, Mr. Yocke will forfeit any outstanding awards except that he will have 90 days following termination of employment to exercise any vested options or stock appreciation rights.

Assuming Mr. Yocke’s employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits have an estimated value of:

	Cash Severance	Bonus	Medical Continuation	Death Benefits	Disability Benefits	Value of Accelerated Equity and Performance Awards
Without Cause or For Good Cause Prior to a Change in Control	$544,000	$240,447	$21,018	—	—	—
Without Cause or For Good Cause Following a Change in Control	$544,000	$240,447	$21,018	—	—	—
Death	—	—	—	$816,000	—	—
Disability	—	—	—	—	$1,515,000	—
Other	—	—	—	—	—	—

Ann W. Nelson

We may at any time terminate our employment agreement with Ms. Nelson for Cause. In addition, we may at any time terminate the agreement if Ms. Nelson dies or becomes Disabled. Ms. Nelson may terminate her employment agreement for Good Cause. Ms. Nelson may be entitled to certain additional benefits under the Equity Incentive Plan relating to the accelerated vesting of equity awards if her employment is terminated by us without Cause or by Ms. Nelson for Good Cause following a change in control of us. Further information regarding Ms. Nelson’s opportunities under the Equity and Incentive Plan is set forth under ‘‘—Equity and Incentive Plan Awards’’.

Termination by Us (other than for Cause, Death or Disability) or Termination by Ms. Nelson for Good Cause prior to a Change in Control.    If Ms. Nelson is terminated for any reason other than death, disability or Cause, or if Ms. Nelson terminates her employment for Cause, in each case prior to a change in control of us, Ms. Nelson is entitled to receive (less applicable withholding taxes):

•	an amount equal to Ms. Nelson’s base salary through the term of the agreement or one month of base salary for each completed year of service with us, whichever is greater but in no case less than 12 months of base salary, within 30 days of the effective date of the termination.

•	short and long-term amounts due under the 2003 Executive Bonus Plan (or our bonus plan in effect at termination; short-term amounts will be pro-rated for the period of the calendar year in which Ms. Nelson was employed), within 30 days of the effective date of the termination or, at our election, on the date provided by the termination provisions of the applicable plan.

•	continuation of insurance coverage provided to Ms. Nelson as of the date of her termination for 18 months with us paying the employer portion of the premium.

•	unless otherwise provided by our plan administrator in the award agreement entered into with Ms. Nelson at the time she is granted a particular equity award, upon termination of her employment, Ms. Nelson will forfeit any outstanding awards except that she will have 90 days following termination of employment to exercise any vested options or stock appreciation rights.

Termination by Us (other than for Cause, Death or Disability) or Termination by Ms. Nelson for Good Cause following a Change in Control.    If Ms. Nelson is terminated for any reason other than death, disability or Cause, or if Ms. Nelson terminates her employment for Good Cause, in each case following a change in control of us, in addition to the severance benefits set forth above that Ms. Nelson is entitled to receive upon such terminations prior to a change in control, all restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of Ms. Nelson’s employment by us without Cause or by Ms. Nelson for Good Cause during the 24-month period following the change in control. Notwithstanding the above, if outstanding equity awards are not assumed or substituted in connection with the change in control, the restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) immediately upon the change in control.

Termination for Death or Disability.    If Ms. Nelson’s employment is terminated as a result of her disability, Ms. Nelson is entitled to benefits in accordance with our policies generally applicable to all employees, which provide for a benefit equal to 66 2/3% of Ms. Nelson’s monthly salary (up to a maximum of $15,000 per month) until Ms. Nelson reaches age 65. If Ms. Nelson’s employment is terminated as a result of her death, pursuant to the terms of Ms. Nelson’s employment agreement, she is entitled to life insurance benefits under our group life insurance program equal to three times her base salary (employees generally are entitled to benefits equal to two times base salary). Unless otherwise provided by our plan administrator in the award agreement entered into with Ms. Nelson at the time she is granted a particular equity award, upon termination of her employment as a result of death or disability, Ms. Nelson will forfeit any outstanding awards except that she (or her estate) will have one year following termination of employment to exercise any vested options or stock appreciation rights.

Termination by Us for Cause or By Ms. Nelson other than for Good Cause.    Upon termination for any other reason, Ms. Nelson is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. Unless otherwise provided by our plan administrator in the award agreement entered into with Ms. Nelson at the time she is granted a particular equity award, upon termination of her employment, Ms. Nelson will forfeit any outstanding awards except that she will have 90 days following termination of employment to exercise any vested options or stock appreciation rights.

Assuming Ms. Nelson’s employment was terminated under each of these circumstances on December 31, 2006, such payments and benefits have an estimated value of:

	Cash Severance	Bonus	Medical Continuation	Death Benefits	Disability Benefits	Value of Accelerated Equity and Performance Awards
Without Cause or For Good Cause Prior to a Change in Control	$382,000	$217,820	$29,968	—	—	—
Without Cause or For Good Cause Following a Change in Control	$382,000	$217,820	$29,968	—	—	—
Death	—	—	—	$573,000	—	—
Disability	—	—	—	—	$2,452,393	—
Other	—	—	—	—	—	—

Equity and Incentive Plan

Our board of directors will adopt the Employers Holdings, Inc. Equity and Incentive Plan, which we refer to as the ‘‘plan,’’ upon the consummation of this offering. The purpose of the plan is to afford an incentive to our employees, officers, and non-employee directors to increase their efforts and to promote our business.

The plan authorizes our Compensation Committee to grant the following awards:

•	stock options (including options intended to be ‘‘incentive stock options’’ within the meaning of Section 422 of the Internal Revenue Code);

•	stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price;

•	restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Compensation Committee;

•	restricted stock units, which give the holder the right to receive shares or cash at the end of a specified deferral period, which right may be conditioned on the satisfaction of specified performance or other criteria;

•	performance awards, which are payable in cash or stock upon the attainment of specified performance goals over periods of at least one year; and

•	other stock-based awards in the discretion of the Compensation Committee.

Plan Administration

The plan is to be administered by the Compensation Committee of the board of directors (the ‘‘plan administrator’’). The plan administrator has the authority to, among other things enumerated in the plan, administer the plan and any awards granted under the plan, determine to whom awards will be granted and the terms and conditions of such awards, including whether the vesting or payment of an award will be subject in whole or in part to the attainment of performance goals.

Share Reserve

A number of shares of our common stock equal to three percent of our fully-diluted shares outstanding as of the initial public offering will be reserved and available for issuance under the plan. No more than one-third (1/3rd) of the reserved shares will be available for issuance under the plan for any awards other than stock options and stock appreciation rights. If any outstanding award expires for any reason, any unissued shares subject to the award will again be available for issuance under the plan. If a participant pays the exercise price of an option by delivering to us previously owned shares, only the number of shares we issue in excess of the surrendered shares will count against the plan’s share limit. Also, if the full number of shares subject to an option is not issued upon exercise for any reason, only the net number of shares actually issued upon exercise will count against the plan’s share limit. We intend to file a Registration Statement on Form S-8 with the Securities and Exchange Commission registering the sale of the shares of common stock reserved for issuance under the plan.

Individual Award Limits

The plan provides that no more than 300,000 shares underlying stock options, or SARs, may be granted to a participant in any consecutive 36-month period and that no more than 300,000 shares underlying any other award may be granted to a participant in any 36-month period. The maximum value of the aggregate payment that any grantee may receive with respect to any cash-based awards under the plan is $2,000,000 in respect of any annual performance period.

Performance Goals

Under the plan, the plan administrator may determine that vesting or payment of an award under the plan will be subject to the attainment of one or more performance goals with respect to a performance period. Performance periods are determined by our plan administrator but are not shorter than 12 months. The performance goals may include any or a combination of, or a specified increase in, the following:

•	revenue growth;

•	premium growth;

•	policy growth;

•	earnings;

•	operating income;

•	pre- or after-tax income;

•	cash flow;

•	earnings per share;

•	return on equity;

•	return on capital;

•	cash flow return on investment;

•	return on assets;

•	economic value added;

•	combined ratio;

•	loss ratio;

•	expense ratio;

•	market share or penetration;

•	business expansion;

•	stock price performance;

•	total stockholder return;

•	improvement in or attainment of expense levels or expense ratios;

•	employee and/or agent satisfaction;

•	customer satisfaction;

•	customer retention;

•	rating agency ratings; and

•	any combination of, or a specified increase in, any of the foregoing.

Termination of Employment

Unless otherwise provided by our plan administrator in the award agreement, upon termination of a participant’s employment or service, the participant will forfeit any outstanding awards except that a participant will have 90 days following termination of employment or service to exercise any vested options or stock appreciation rights (one year if termination of employment or service is a result of the participant’s disability or death).

Change in Control

Upon a change in control (as defined in the plan) the restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) unless such award is assumed or substituted in connection with the change in control, in which case the restrictions, limitations and conditions applicable to outstanding awards will lapse, performance goals will be deemed to be fully achieved and the awards will become fully vested (and in the case of options, exercisable) upon termination of a participant’s employment without cause during the 24-month period following the change in control.

Transferability of Awards

Unless otherwise provided by the plan administrator, awards granted under the plan generally may not be transferred by a grantee other than by will or the laws of descent and distribution and may be exercised during the grantee’s lifetime only by the grantee or his or her guardian or legal representative.

Term of the Plan, Amendment or Termination of the Plan

No award may be granted under the plan after the tenth anniversary of the effective date of the plan. Our board of directors may amend, alter, suspend, discontinue or terminate the plan at any time, provided that, unless otherwise determined by the Board, no such amendment, alteration, suspension, discontinuance or termination will be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement. No amendment to or termination of the plan may adversely affect any awards granted under the plan without the participant’s permission.

Plan Benefits

In connection with the initial public offering, we are issuing non-qualified stock options to each of our employees, excluding our senior officers, in the amounts set forth below which will have an exercise price equal to the closing price of this common stock on the date of this offering (‘‘founders’ options’’). As also disclosed above under ‘‘—Equity and Incentive Plan Awards,’’ six months after this offering, we intend to grant non-qualified stock options and three year performance shares to our officers and deferred stock units to our directors in the amounts set forth below. Employees, including officers, are also eligible for annual cash bonus awards upon the achievement of pre-determined corporate, business unit, and individual performance goals. Future grants under the plan will be made at the discretion of the plan administrator and, accordingly, are not yet determinable. In addition, benefits under the plan will depend on a number of factors, including the fair market value of the common stock on future dates and the exercise decisions made by plan participants. Consequently, it is not possible to determine the benefits that might be received by participants receiving discretionary grants under the plan.

Name	Shares underlying Founders’ Options	Fair Value of Officer Options	Fair Value of Target Performance Awards	Fair Value of Deferred Stock Units	Dollar Value of Targeted Annual Bonus Awards
Douglas D. Dirks	0	$230,625	$230,625	$0	$517,500
William E. Yocke	0	61,500	61,500	0	114,000
Lenard T. Ormsby	0	61,500	61,500	0	120,000
Martin J. Welch	0	107,625	107,625	0	162,500
Ann W. Nelson	0	61,500	61,500	0	80,000
Executive Group	0	522,750	522,750	0	994,000
Non-Executive Director Group	0	0	0	400,000	0
Non-Executive Officer Employee Group (623 full-time and 4 part-time employees)	187,500	0	0	0	N/A

162(m)

Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1 million paid to its chief executive officer and the four next most highly compensated executive officers. Until the annual meeting of our stockholders in 2011, or until the plan is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of Section 162(m).

Tax Consequences

The following summary is intended as a general guide to the United States federal income tax consequences relating to the issuance and exercise of stock options granted under the Plan. This summary does not attempt to describe all possible federal or other tax consequences of such grants or tax consequences based on particular circumstances.

Incentive Stock Options.    An optionee recognizes no taxable income for regular income tax purposes as the result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Internal Revenue Code (unless the optionee is subject to the alternative minimum tax). Optionees who neither dispose of their shares acquired upon the exercise of an incentive stock option (‘‘ISO shares’’) within two years after the stock option grant date nor within one year after the exercise date normally will recognize a long-term capital gain or loss equal to the difference, if any, between the sale price and the amount paid for the ISO shares. If an optionee disposes of the ISO shares within two years after the stock option grant date or within one year after the exercise date (each a ‘‘disqualifying disposition’’), the optionee will realize ordinary income at the time of the disposition in an amount equal to the excess, if any, of the fair market value of the ISO shares at the time of exercise (or, if less, the amount realized on such disqualifying disposition) over the exercise price of the ISO shares being purchased. Any additional gain will be capital gain, taxed at a rate that depends upon the amount of time the ISO shares were held by the optionee. A capital gain will be long-term if the optionee’s holding period is more than 12 months. We will be entitled to a deduction in connection with the disposition of the ISO shares only to the extent that the optionee recognizes ordinary income on a disqualifying disposition of the ISO shares.

Nonstatutory Stock Options.    An optionee generally recognizes no taxable income as the result of the grant of a nonstatutory stock option. Upon the exercise of a nonstatutory stock option, the optionee normally recognizes ordinary income equal to the difference between the stock option exercise price and the fair market value of the shares on the exercise date. If the optionee is an employee of ours, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonstatutory stock option, any subsequent gain or loss, generally based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss. A capital gain or loss will be long-term if the optionee’s holding period is more than 12 months. We generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonstatutory stock option, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code.

Indemnification of Officers and Directors

Our articles of incorporation require us to indemnify our officers and directors to the fullest extent permitted by law. The articles of incorporation go on to provide, however, that no such obligation to indemnify exists as to proceedings initiated by an officer or director unless (a) it is a proceeding (or part thereof) initiated to enforce a right to indemnification; or (b) was authorized or consented to by our board of directors. We are authorized to provide indemnification of our employees or agents, through by-laws, agreements with agents, vote of stockholders or disinterested directors, or otherwise, to the fullest extent permissible under Nevada law. Our by-laws define agent as any person who is or was a director or officer of us or who is or was serving at our request as a director, officer, employee or agent of another foreign or domestic company, partnership, joint venture, trust or other enterprise, or was a director or officer of a foreign or domestic company which was a predecessor company of us or of another enterprise at the request of the predecessor company. Indemnification is not provided where the person (a) is liable pursuant to NRS 78.138, or (b) did not act in good faith and in a manner which that person reasonably believed to be in or not opposed to our best interests, or, in the case of a criminal proceeding, had reasonable cause to believe the conduct of the person was unlawful.

We have entered into employment agreements, discussed above, which provide that we shall indemnify the employee to the fullest extent permitted by Nevada law and the articles of incorporation and by-laws of the employing company. Additionally, each employee is generally entitled to have us pay all expenses, including fees of an attorney selected and retained by us to represent the employee, actually and necessarily incurred by the employee in connection with the defense of any act, suit, or proceeding and in connection with any related appeal, including the cost of court settlements. The agreements also provide that we will use our reasonable efforts to obtain coverage for the employee under any insurance policy in force at the time, and further that we will pay all expenses, including attorneys’ fees of an attorney retained by us to represent the employee in connection with the action from which the indemnification arose.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Kolesar, our Chairman, is the managing partner of Kolesar & Leatham, Chtd. a Las Vegas law firm. Kolesar & Leatham, Chtd. holds a policy issued by EICN which, based on the election made by it, will entitle it to receive consideration consisting of an estimated 1,041 shares and $137,089 in the conversion.

Dr. Blakey, a Director, is a Director of the Reno Orthopaedic Clinic. Dr. Blakey, a Director, was formerly the Chairman of the Board of the Reno Orthopaedic Clinic, to which we paid, in 2003, 2004 and 2005, approximately $442,603, $320,431 and $202,000, respectively, for medical services it provided for us. Dr. Blakey is also a member of the Board of Directors of ARC Med Centers, to which we paid, in 2003, 2004 and 2005, approximately $276,689, $260,218 and $245,738, respectively, for medical services it provided for us. Dr. Blakey is currently the Chairman of the Board of the Reno Spine Center, to which we paid, in 2003, 2004 and 2005, approximately $52,510, $41,130 and $24,022, respectively, for medical services it provided for us. From January 1, 2006 through December 31, 2006, we have paid Reno Orthopedic Clinic $262,421, ARC Med Centers $223,134 and Reno Spine Center $528 for medical services each provided to us.

Ms. Glenn, a Director, is the Chairman, President and Chief Executive Officer of the Rose/Glenn Group. In 2003, 2004 and 2005 we paid Rose/Glenn Group approximately $23,000, $26,000 and $60,000, respectively, for advertising services they provided to us. From January 1, 2006 through December 31, 2006, we have paid Rose/Glenn approximately $447,300 for services they provided to us. In addition, the Rose/Glenn Group holds a policy issued by EICN which will entitle it to receive consideration consisting of an estimated 9,045 shares in the conversion.

Ms. Ong, a Director, is a Director of Hobbs, Ong & Associates, Inc. Hobbs, Ong & Associates, Inc. holds a policy issued by EICN which, based on the election made by it, will entitle it to receive consideration consisting of an estimated 732 shares and $96,356 in the conversion.

Mr. Sande, a Director, is a partner of Jones Vargas, a Nevada law firm. Jones Vargas has in the past performed, and may in the future again perform, legal services for us and our affiliates. In 2003, we paid Jones Vargas approximately $67,473 for legal services; Jones Vargas has not performed such services for us during our latest two full fiscal years). Jones Vargas holds a policy issued by EICN which, based on the election made by it, will entitle it to receive consideration consisting of an estimated 1,917 shares and $252,567 in the conversion. In addition, Mr. Sande is a director of an organization that holds an annual event of which we were a sponsor in 2006.

See ‘‘Pro Forma Consolidated Financial Information’’ for a description of the assumptions, including that the underwriters do not exercise their over-allotment option, made in determining the estimates set forth above.

None of the directors, executive officers, or other significant officers have loans or other debt with EIG.

In connection with this offering, our board of directors adopted certain policies for the review, approval and ratification of related party transactions. Among other things, this policy provides that any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) was, is or will be a participant and the amount involved exceeds $25,000, and in which any the related person had, has or will have a direct or indirect material interest, must be reported to us no less than annually. The audit committee of our board of directors reviews these related party transactions at least annually and considers all of the relevant facts and circumstances available to the committee, including (if applicable) but not limited to: the benefits to us; the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. The audit committee may approve only those related party transactions that are in, or are not inconsistent with, the best interests of us and of our stockholders, as the audit committee determines in good faith. Our related party transaction policy will be available on our website upon consummation of this offering.

 OWNERSHIP OF COMMON STOCK

The following table presents selected information regarding the beneficial ownership of our common stock as of the effective date of the conversion by:

(1) each of our directors and named executive officers; and

(2) all of our directors and executive officers as a group.

The number of shares of our common stock to be beneficially owned by each director and executive officer and all directors and executive officers as a group as of the effective date of the conversion is based upon the number of shares that we estimate entities affiliated with certain directors will receive in the conversion. Except as otherwise indicated below, each of the persons named in the table will have sole voting and investment power with respect to the shares beneficially owned by such person as indicated opposite such person’s name.

Name	Number of Shares to Be Beneficially Owned(1)
Robert J. Kolesar(2)	*
Douglas D. Dirks	—
Richard W. Blakey	—
Valerie R. Glenn(3)	*
Rose E. McKinney-James	—
Ronald F. Mosher	—
Katherine W. Ong(4)	*
Michael D. Rumbolz	—
John P. Sande, III(5)	*
Martin J. Welch	—
Lenard T. Ormsby	—
William E. Yocke	—
Ann W. Nelson	—
All directors and executive officers as a group (13 persons)	*

*	Less than 1% of the number of shares of our common stock expected to be outstanding on the effective date of the conversion.

(1)	Based on an estimated allocation of shares based upon policy ownership records as of August 17, 2006.

(2)	Mr. Kolesar is the managing partner of Kolesar & Leatham, Chtd., a Las Vegas law firm, which holds a policy issued by EICN which, based on the election made by it, will entitle it to receive consideration consisting of an estimated 1,041 shares and $137,089 in the conversion. Mr. Kolesar disclaims beneficial ownership of such shares of common stock.

(3)	Ms. Glenn is the Chairman, President and Chief Executive Officer of the Rose/Glenn Group which holds a policy issued by EICN which will entitle it to receive consideration consisting of an estimated 9,045 shares in the conversion. Ms. Glenn disclaims beneficial ownership of such shares of common stock.

(4)	Ms. Ong is a Director of Hobbs, Ong & Associates, Inc. which holds a policy issued by EICN which, based on the election made by it, will entitle it to receive consideration consisting of an estimated 732 shares and $96,356 in the conversion. Ms. Ong disclaims beneficial ownership of such shares of common stock.

(5)	Mr. Sande is a partner of Jones Vargas, a Nevada law firm, which holds a policy issued by EICN which will, based on the election made by it, entitle it to receive consideration consisting of an estimated 1,917 shares and $252,567 in the conversion. Mr. Sande disclaims beneficial ownership of such shares of common stock.

See ‘‘Pro Forma Financial Information’’ for a description of the assumptions, including that the underwriters do not exercise their over-allotment option, made in determining the estimates set forth above.

We believe no person will beneficially own more than 5% of our outstanding shares of common stock as of the effective date of the conversion.

 DESCRIPTION OF CAPITAL STOCK

General

Upon the consummation of the conversion and the closing of this offering, our authorized capital stock will consist of 175,000,000 shares of capital stock, consisting of (i) 150,000,000 shares of common stock, $0.01 par value per share, and (ii) 25,000,000 shares of preferred stock, $0.01 par value per share. The following summary of certain provisions of our common stock is not complete. A full understanding requires a review of the provisions of applicable law and our amended and restated articles of incorporation and our amended and restated by-laws, which will be effective upon the closing of the offering and forms of which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

The holders of our common stock elect all directors and are entitled to one vote per share on all other matters coming before a stockholders’ meeting. Our common stock has no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Holders of our common stock are entitled to participate equally in dividends when and as declared by our board of directors and in net assets on liquidation. The shares of common stock have no preemptive rights to participate in future stock offerings.

Certain Provisions of Our Amended and Restated Articles of Incorporation and By-Laws and Nevada Law

Our amended and restated articles of incorporation and by-laws, both of which will become effective upon the closing of this offering, include provisions that are intended to enhance the likelihood of continuity and stability in our board of directors and in its policies. These provisions might have the effect of delaying or preventing a change in control of EIG and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. These provisions include:

Limitation of Director Liability

Nevada Revised Statute (NRS) 78.138 provides that, with certain exceptions, a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (a) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (b) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

As permitted by Nevada law, our amended and restated articles of incorporation, which will be effective upon the closing of this offering, include provisions that limit the liability of our directors for monetary damages to the fullest extent permissible under Nevada law. Our amended and restated articles of incorporation also provide that we may provide indemnification for directors and officers to the fullest extent permissible under Nevada law.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Nevada general corporate law, our by-laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether or not by us would be permitted. We currently have and intend to maintain liability insurance for our directors and officers.

Indemnification

Our amended and restated articles of incorporation provide that we may provide indemnification for directors and officers to the fullest extent permissible under Nevada law. Our amended and restated by-laws also provide such indemnification for our ‘‘agents’’ upon a determination that such indemnification is proper under the circumstances. That determination is to be made by a majority of a quorum of disinterested directors, the court in which the proceeding is or was pending (upon application made by EIG, the party seeking indemnification or the attorney or other person rendering services in connection with the application), the stockholders, independent legal counsel in a written opinion if a quorum of disinterested directors so requests, or independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. Our amended and restated by-laws define ‘‘agent’’ as any person who is or was a director or officer of EIG or who is or was serving at the request of EIG as a director, officer, employee or agent of another foreign or domestic company, partnership, joint venture, trust or other enterprise, or was a director, or officer of a foreign or domestic company which was a predecessor company of the company or of another enterprise at the request of the predecessor company. Our amended and restated by-laws provide that our board of directors may provide similar indemnification to employees and agents of EIG.

Indemnification is not provided where:

•	the person is liable pursuant to NRS 78.138;

•	the person did not act in good faith and in a manner which that person reasonably believed to be in or not opposed to our best interests; or

•	in the case of a criminal proceeding, the person had reasonable cause to believe the conduct of the person was unlawful.

At present, there is no pending litigation or proceeding involving any of our directors, executive officers, other employees or agents for which indemnification is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Anti-takeover Effects of Nevada Law, Our Amended and Restated Articles of Incorporation and Our Amended and Restated By-Laws

Under Nevada insurance law and our amended and restated articles of incorporation, for a period of five years following the effective date of the plan of conversion, no person may acquire or offer to acquire beneficial ownership of 5% or more of any class of our voting securities without the prior approval by the Nevada Commissioner of Insurance of an application for acquisition. In addition, Nevada insurance law prohibits any person from acquiring control of us and, thus, indirect control of our insurance subsidiaries, without the prior approval of the Nevada Commissioner of Insurance. Under Nevada insurance law, the Nevada Commissioner of Insurance may not approve an application for such acquisition unless the Commissioner finds that (1) the acquisition will not frustrate the plan of conversion as approved by our members and the Commissioner, (2) the board of directors of EICN has approved the acquisition or extraordinary circumstances not contemplated in the plan of conversion have arisen which would warrant approval of the acquisition, and (3) the acquisition is consistent with the purpose of relevant Nevada insurance statutes to permit conversions on terms and conditions that are fair and equitable to the policyholders. Accordingly, as a practical matter, any person seeking to acquire us within five years after the effective date of the plan of conversion may only do so with the approval of the board of directors of EICN.

In addition, the insurance laws of Nevada and California generally require that any person seeking to acquire control of a domestic insurance company must obtain the prior approval of the insurance commissioner. In addition, insurance laws in many other states contain provisions that require prenotification to the insurance commissioners of those states of a change in control of a non-domestic insurance company licensed in those states. Because we have an insurance subsidiary domiciled in Nevada and another insurance subsidiary domiciled in California and licensed in numerous other states, any future transaction that would constitute a change in control of us would generally require the party seeking to acquire control to obtain the prior approval of the Nevada Commissioner of Insurance and the California Commissioner of Insurance and may require pre-acquisition notification in those licensed states that have adopted pre-acquisition notification provisions. ‘‘Control’’ is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company.

The insurance laws of Nevada and California generally require that any person seeking to acquire control of a domestic insurance company must obtain the prior approval of the insurance commissioner. In addition, many other state insurance laws require prior notification to the state insurance department of those states of a change of control of a non-domiciliary insurance company licensed to transact insurance in that state. While these pre-notification statutes do not authorize the state insurance departments to disapprove the change of control, they authorize regulatory action (including a possible revocation of our authority to do business) in the affected state if particular conditions exist, such as undue market concentration. Any future transactions that would constitute a change of control of us may require prior notification in the states that have pre-acquisition notification laws.

Our amended and restated articles of incorporation and by-laws will include provisions:

•	maintaining our board of directors in three classes; as a result, a portion of our board of directors will be elected each year; the division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control; also, between stockholder meetings, directors may be removed by a two-thirds votes of our stockholders and the board of directors may appoint new directors to fill vacancies or newly created directorships; these provisions may deter a stockholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees;

•	eliminating the ability of our stockholders to call special meetings of stockholders;

•	permitting our board of directors to issue up to 25,000,000 shares of preferred stock in one or more series without vote or action by our stockholders and to fix the number of shares of any series and to determine its voting powers, designations, preferences or other rights and restrictions;

•	imposing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at the stockholder meetings;

•	prohibiting stockholder action by written consent, thereby limiting stockholder action to that taken at a meeting of our stockholders; and

•	providing our board of directors with exclusive authority to adopt or amend our by-laws.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be Wells Fargo Bank, N.A.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol ‘‘EIG,’’ subject to official notice of issuance.

 SHARES ELIGIBLE FOR FUTURE SALE

Substantially all of the estimated 26,162,292 shares of our common stock to be distributed to members entitled to receive compensation in the conversion will be eligible for resale in the public market without restriction. If some or all of an eligible member’s consideration is in the form of common stock, then we will send the eligible member a written confirmation of share ownership. This written confirmation will be sent not later than 15 business days after the closing of this offering (or 30 business days, if either (1) the net proceeds of the offering before any exercise of the underwriters’ over-allotment option are not sufficient to fund the elective cash requirements in full or (2) we distribute cash pro rata to eligible members not requesting cash as described under ‘‘The Conversion—Payment of Consideration to Eligible Members’’). Until an eligible member receives the written confirmation, the eligible member will effectively be precluded from selling shares because it will not know how many shares it will receive.

We estimate that these 26,162,292 shares will equal approximately 49% of our outstanding common stock after the offering. See ‘‘Pro Forma Consolidated Financial Information’’ for a description of the assumptions made in determining this estimate. The distribution of shares to eligible members in the conversion will be exempt from registration under the Securities Act by virtue of the exemption provided by Section 3(a)(10) of the Securities Act, and members entitled to receive compensation in the conversion who are not our ‘‘affiliates’’ within the meaning of Rule 144 under the Securities Act will be able to resell their shares immediately in the public market without registration or compliance with the time, volume, manner of sale and other limitations in Rule 144.

No prediction can be made as to the effect, if any, such future sales of shares, or the availability of shares for such future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm prevailing market prices for our common stock. See ‘‘Risk Factors—Risks Related to the Conversion—The market price of our common stock may decline if persons receiving common stock as consideration in the conversion sell their stock in the public market.’’

 UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Cochran Caronia Waller Securities LLC
Fox-Pitt, Kelton Incorporated
Keefe, Bruyette & Woods, Inc.

Total	26,750,000

The underwriters and the representative are collectively referred to as the ‘‘underwriters’’ and the ‘‘representative,’’ respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 4,012,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 4,012,500 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, will be approximately $6.1 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol ‘‘EIG,’’ subject to official notice of issuance.

We and all of our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	in our case, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person also agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the distribution of shares in the conversion to or for the benefit of eligible members; or

•	the issuance or sale of shares of common stock or the grant of options to purchase common stock under our stock plans described in this prospectus, or the filing of any registration statement with the Securities and Exchange Commission with respect to our stock plans described in this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or events relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. Incorporated does not have any current intention to release shares of common stock or other securities subject to the lock-up agreements. Any determination to release any shares subject to the lock-up agreements would be based on a number of factors at the time of any such determination, including the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, and the timing, purpose and terms of the proposed sale.

In accordance with the plan of conversion, for a period of six months following completion of the conversion and this offering, no acquisitions of any shares of common stock or options or rights to acquire any shares of our common stock may be made by (1) any of our directors or executive officers, (2) any spouse, parent, spouse of a parent, child or spouse of a child of, or other family member living in the same household with, any of our directors or executive officers, or (3) any entity that is controlled by any director, executive officer or other such related person.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

From time to time, certain of the underwriters have provided, and may continue to provide, investment banking and other services to us.

Under the terms of our engagement of Morgan Stanley & Co. Incorporated as our financial advisor for the conversion, Morgan Stanley & Co. Incorporated is entitled to an advisory fee of $250,000 per quarter beginning February 1, 2006, and was paid a $1.0 million opinion fee upon delivery of its fairness opinion in connection with the conversion. Of these fees, 50% will be credited to us by Morgan Stanley & Co. Incorporated upon the successful completion of the offering, subject to a maximum credit of $1.0 million.

EIG, EICN and its immediate holding company and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an ‘‘offer of shares to the public’’ in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-book value ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

 LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The validity of the shares of our common stock offered hereby and certain other matters will be passed upon for us by Lionel Sawyer & Collins, Las Vegas, Nevada. Debevoise & Plimpton LLP, New York, New York, is acting as legal counsel to the underwriters.

 EXPERTS

The consolidated financial statements of EIG Mutual Holding Company and subsidiaries at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

We have retained the Tillinghast business of Towers, Perrin, Forster & Crosby, Inc. to advise and assist us in developing a basis for the allocation of consideration among the eligible members upon extinguishment of their membership rights, to render an opinion as to whether all methodologies and formulas used to allocate consideration among eligible members are reasonable and whether the allocation of consideration produced by such methodologies and formulas is fair and equitable to eligible members, from an actuarial perspective. The opinion of Robert F. Conger, a consulting actuary associated with the Tillinghast business of Towers, Perrin, Forster & Crosby, Inc., dated October 26, 2006, which is subject to the limitations described within the opinion, is included as Annex A of this prospectus. We have obtained the consent of the Tillinghast business of Towers, Perrin, Forster and Crosby, Inc. in respect of (a) references to it in the registration statement of which this prospectus forms a part in relation to these actuarial services, and (b) use of the opinion described in this paragraph in such registration statement and Prospectus.

In addition, we have retained the Tillinghast business of Towers, Perrin, Forster and Crosby, Inc. to perform a comprehensive actuarial study of our loss and LAE liability semi-annually, specifically to conduct sufficient analyses to produce a range of reasonable estimates, as well as a point estimate, of the unpaid loss and LAE liability. We have obtained the consent of the Tillinghast business of Towers, Perrin, Forster and Crosby, Inc. in respect of references to it as the ‘‘Consulting Actuary’’ in the registration statement of which this prospectus forms a part in relation to these actuarial services.

 WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in the offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annually, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission.

You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. The Securities and

Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s web site at www.sec.gov.

GLOSSARY

Accident year	The year the claim occurred. When referring to a group of claims, the collection of all claims that occurred in the year.

Accident year losses and LAE ratio	Losses and LAE, regardless of when such losses and LAE are incurred and net of amounts ceded to reinsurers, for insured events that occurred during a particular year divided by the premiums earned for that year.

Accumulated surplus	Accumulated surplus is the aggregation of all increases and decreases to surplus since inception of an insurance company to the valuation date.

Adoption Date	August 17, 2006 the date that our board of directors proposed, approved and adopted our plan of conversion.

Adverse development	An increase in the estimated ultimate loses and LAE from one valuation date to a subsequent valuation date for claims occurring in a given time period.

Assume	To receive from a ceding company all or a portion of a risk in consideration of receipt of a premium.

Assumed premiums written	Premiums received by our insurance subsidiaries from an authorized state-mandated pool or under previous fronting facilities.

Base direct premiums written	Direct premiums prior to any adjustments for final policy audits or retrospective ratings adjustments.

Cede	To transfer to a reinsurer all or a portion of a risk in consideration of payment of a premium.

Ceded premiums written	The portion of direct premiums written ceded to reinsurers.

Closed block	The accounting mechanism and procedure set up by us as described in ‘‘The Conversion—Closed Block.’’

Combined ratio	Expressed as a percentage, a key measurement of profitability traditionally used in the property-casualty insurance industry. The combined ratio is the sum of the losses and LAE ratio, the commission expense ratio and the underwriting and other operating expense ratio.

Commission expense ratio	The ratio (expressed as a percentage) of commission expense to net premiums earned.

Conversion	The conversion of EIG from a Nevada mutual insurance holding company to a Nevada stock corporation in accordance with our plan of conversion.

Development	The amount by which estimated losses, measured subsequently by reference to payments and additional estimates, differ from those originally reported for a period. Development is favorable when losses ultimately settle for less than levels at which they were reserved or subsequent estimates indicate a basis for reserve decreases on open claims. Development is unfavorable when losses ultimately settle for more than levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on open claims.

Direct premiums written	The premiums on all policies our insurance subsidiaries have issued during the year.

Direct reserves	The estimates of future losses and LAE payments on policies written by an insurance company before the effect of ceded reinsurance.

Effective date	The date upon which the completion of the conversion occurs and the conversion becomes effective through the issuance by the Nevada Commissioner of Insurance of a new certificate of authority for EICN which will be the same date as the closing of this offering.

Elective cash requirements	The aggregate dollar amount of cash necessary for us to fund cash compensation payable to all eligible members who elect to receive cash instead of our common stock in accordance with our plan of conversion.

Eligible members	A person who is (or, collectively, the persons who are) on the adoption date the owner of one or more in force policies, and who therefore has a membership interest in us on the adoption date and is, therefore, entitled to vote at the meeting of our members called to vote on the plan of conversion and to receive consideration in the conversion.

Excess of loss reinsurance	A form of reinsurance in which the reinsurer pays all or a specified percentage of a loss caused by a particular occurrence or event in excess of a fixed amount and up to a stipulated limit.

Fronting facility	The issuance of insurance policies by an insurer as an accommodation to another insurer. Usually, the insurer providing the fronting facility cedes all or substantially all the risk, as well as a significant percentage of the premium, to the insurer being accommodated. This device often is used to enable an insurer to underwrite risks in a jurisdiction in which it is not licensed.

Gross premiums written	The sum of both direct premiums written and assumed premiums written before the effect of ceded reinsurance and the intercompany pooling agreement.

Guaranteed cost	A fixed premium rate for the term of the workers’ compensation insurance policy, provided that the final premium will vary based on the difference between the estimated term payroll at the time the policy is issued and the final audited payroll of the customer after the policy expires.

In force	An ‘‘in force’’ policy is a policy that has been issued and is in effect on a given date. This determination is made in accordance with our plan of conversion and is based on the records of us or EICN. Generally, a policy is in force if it has been issued, the required premium has been received and the policy has not been properly cancelled or terminated. Our plan of conversion also recognizes special circumstances where a policy will be considered to be in force.

Incurred but not reported or IBNR	Relating to insured events that have occurred but have not yet been reported to the insurer or reinsurer.

Loss adjustment expenses or LAE	The expenses of investigating, administering and settling claims, including legal expenses.

Losses and LAE	The sum of net incurred losses and loss adjustment expenses.

Losses and loss adjustment expenses ratio or losses and LAE ratio	The ratio (expressed as a percentage) of losses and LAE to net premiums earned.

Losses and LAE reserves	The balance sheet liability representing estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses.

Mandatory cash requirements	The aggregate dollar amount of cash necessary to fund our fees and expenses in the conversion and the offering and the cash compensation payable to all eligible members who are not eligible to receive our common stock in the conversion.

Member	As of any date, a person who is (or, collectively, the persons who are) on such date, the owner of one or more policies which is (are) in force on such date.

Net premiums earned	That portion of net premiums written equal to the expired portion of the time for which insurance protection was provided during the financial year and is recognized as revenue.

Net premiums written	The sum of direct premiums written and assumed premiums written less ceded premiums written.

Net premiums written to total statutory surplus ratio	The ratio of our insurance subsidiaries’ annual net premiums written to total statutory surplus.

Persistency	Percentage of insurance policies remaining in force between specified measurement dates. Also used with respect to premiums, to measure the amount of annualized premium remaining in force on a stated collection of policies between specified measurement dates.

Policyholder dividend	A payment to the policyholder on a type of policy upon which a portion of the premium may be repaid to the policyholder after expiration depending upon the loss experience.

Reinsurance	A transaction in which an original insurer, or ceding company, remits a portion of the premium to a reinsurer, or assuming company, as payment for the reinsurer’s assumption of a portion of the risk.

Retention	The amount of loss(es) from a single occurrence or event which is paid by the company prior to the attachment of excess of loss reinsurance.

Retrospective rating	Method of establishing rates in which the current year’s premium is calculated to reflect the actual current year’s loss experience. An initial premium is charged and then adjusted at the end of the policy year to reflect the actual loss experience of the business.

Risk based capital	A formula developed by the NAIC used to establish minimum surplus requirements beyond necessary reserve requirements.

Statutory accounting practices	Statutory requirements based on criteria established by the NAIC in regard to the preparation of an insurer’s financial statements required to be filed with a state insurance department. Compared to GAAP, they are more regulatory by nature and give a more conservative depiction of an insurer’s financial condition.

Statutory surplus	The amount remaining after all liabilities are subtracted from all admitted assets, as determined in accordance with statutory accounting practices. This amount is regarded as financial protection to policyholders in the event an insurance company suffers unexpected or catastrophic losses.

Treaty	A contract of reinsurance.

Underwriting	The process whereby an insurer reviews applications submitted for insurance coverage and determines whether to accept all or part, and at what premium, of the coverage being requested.

Underwriting and other operating expense ratio	The ratio (expressed as a percentage) of underwriting and other operating expense to net premiums earned.

Underwriting and other operating expenses	Includes the costs to acquire and maintain an insurance policy, excluding commissions, which costs are included in amortization of deferred policy acquisition costs. It also includes state and local taxes based on premiums, as well as licenses, fees, assessments and contributions to workers’ compensation security funds. Other underwriting expenses consist of policyholder dividends and general administrative expenses such as salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately, and boards, bureaus and assessments of statistical agencies for policy service and administration items such as rating manuals, rating plans and experience data.

ANNEX A

OPINION OF CONSULTING ACTUARY

October 26, 2006

Board of Directors
EIG Mutual Holding Company
Employers Insurance Group, Inc.
9790 Gateway Drive
Reno, Nevada 89521

Ladies and Gentlemen of the Board:

RE:	STATEMENT OF ACTUARIAL OPINION REGARDING ALLOCATION OF CONSIDERATION AMONG ELIGIBLE MEMBERS

BACKGROUND AND SCOPE

In connection with the proposed demutualization of EIG Mutual Holding Company (‘‘EIG Mutual Holding’’), EIG Mutual Holding proposes to distribute consideration to eligible members, in an aggregate amount equal to not less than the statutory surplus of Employers Insurance Company of Nevada (‘‘EICN’’ or ‘‘Company’’), in exchange for the extinguishment of their membership rights in EIG Mutual Holding.

The Tillinghast business of Towers, Perrin, Forster & Crosby, Inc. (‘‘Tillinghast’’) was engaged by EIG Mutual Holding to advise and assist in developing a basis for the allocation of consideration among the eligible members, and to render an opinion as to whether all methodologies and formulas used to allocate consideration among eligible members are reasonable, and whether the allocation of consideration produced by such methodologies and formulas is fair and equitable to eligible members, from an actuarial perspective. I was assigned by Tillinghast as the principal consultant responsible for the engagement and for rendering this opinion.

The scope of my opinion includes only the items listed above. The scope of my opinion does not include: the effect of the proposed demutualization on the financial security of EIG Mutual Holding or EICN, the effect of the proposed demutualization on the interests of members, the appropriateness of the total amount of consideration, or the forms of consideration (e.g., shares, cash).

This document sets forth my opinion and related matters in the following sections:

▪	Allocation of consideration - summary of allocation formula

▪	Opinion on allocation of consideration

71 South Wacker Drive, Suite 2600, Chicago, IL 60606-4637 tel 312.201.6300 fax 312.201.6333 www.towersperrin.com

Board of Directors
October 26, 2006

▪	Qualifications

▪	Reliances and limitations.

The analysis underlying and supporting my opinion is set forth in a report entitled, Actuary’s Report on Allocation Methodology, which has been delivered to EIG Mutual Holding and is reproduced as an exhibit attached to EIG Mutual Holding’s Plan of Conversion (the ‘‘Plan of Conversion’’).

On August 17, 2006, I delivered to EIG Mutual Holding the Statement of Actuarial Opinion regarding the allocation of consideration among eligible members. On October 3, 2006, the Board of Directors of EIG Mutual Holding approved an amended and restated Plan of Conversion. The amended and restated Plan of Conversion did not alter the allocation methodology, allocation formula, formula components, or formula weights as set forth in the Plan of Conversion. Also since August 17, Tillinghast has been obtaining from EIG the individual policyholder information that is needed in order to perform the actual allocation calculations. We have developed the tools to perform those calculations, and we have performed preliminary calculations of each eligible member’s allocation using the policyholder information provided by EIG. I am not aware of any other information or developments since August 17, 2006 that would cause me to change my opinion. My opinion with respect to EIG Mutual Holding’s allocation of consideration has not changed. Therefore, I am issuing this bring-down Statement of Actuarial Opinion today. With the exception of this paragraph and the date, this document is the same as my August 17, 2006 Statement of Actuarial Opinion. References herein to the Plan of Conversion should be interpreted to apply equally to the October 3, 2006 amended and restated Plan of Conversion.

ALLOCATION OF CONSIDERATION – SUMMARY OF ALLOCATION FORMULA

Article X and Article I of the Plan of Conversion detail the manner in which the total consideration will be allocated among eligible members.

The Plan of Conversion defines two components of member consideration: fixed and variable.

The Plan of Conversion specifies that 20% of the total consideration will be allocated among eligible members on a ‘‘fixed’’ basis, i.e., this portion of the total consideration will be allocated in equal amounts to each and every eligible member.

The remaining 80% of the total consideration is the ‘‘variable’’ component. The ‘‘variable’’ component is allocated among eligible members based upon the following measures of each individual member’s policyholder relationship with EICN.

▪	Tenure, meaning the amount of time the member has been a policyholder with EICN, as specifically defined by the Tenure Allocation Percentage in the Plan of Conversion.

Board of Directors
October 26, 2006

▪	Premium, meaning the policyholder’s total premium amount with EICN, as specifically defined by the Premium Allocation Percentage in the Plan of Conversion.

Tenure

45% of the total consideration will be allocated based upon the tenure measure. The specific formula parameters of the tenure measure are described in the Plan of Conversion.

Premium

35% of the total consideration will be allocated based upon the premium size measure. The specific formula parameters of the premium size measure are described in the Plan of Conversion.

OPINION ON ALLOCATION OF CONSIDERATION

In my opinion, all methodologies and formulas used to allocate consideration among eligible members of EIG Mutual Holding, as defined in the Plan of Conversion, are reasonable, and the proposed allocation of consideration produced by such methodologies and formulas is fair and equitable to eligible members, from an actuarial perspective.

DISCUSSION

NRS 693A.440 of the Nevada Revised Statutes requires that the Plan of Conversion provide for the distribution of consideration to the eligible members upon the extinguishment of their membership interests in the converting mutual. Per the Amended and Restated Plan of Reorganization of EICN (adopted in 2004) and the Articles of Incorporation and By-Laws of EIG Mutual Holding, such membership interests consist of:

▪	The right to elect directors

▪	The right to vote on an amendment to the articles of incorporation

▪	The right to vote on a plan of conversion to a stock company

▪	The right to vote on such matters as may come before the members at an annual meeting or at a special meeting of members

▪	The right to receive distributions of the remaining surplus, if any, in the event of the ultimate dissolution or liquidation

Board of Directors
October 26, 2006

▪	Subject to eligibility requirements of Nevada statute, the right to receive consideration in exchange for the extinguishment of membership interests as a result of conversion to a stock company

The Plan of Conversion defines two components of member consideration: fixed and variable. The concept of fixed and variable components of consideration is consistent with most large demutualizations, both within the U.S. and abroad. This concept has been used in both life and property/casualty insurance company demutualizations.

The fixed component of the consideration serves primarily to compensate for the loss of members’ voting rights. The By-Laws of EIG Mutual Holding provide that each eligible member has one vote, regardless of the number of policies owned or policy size. Consequently, the fixed component of consideration has been allocated as an equal amount per eligible member.

The fixed component was determined by EIG Mutual Holding to be 20% of the total consideration. The relative proportion of the fixed component is consistent with recent insurance company demutualizations. It also takes into consideration EIG Mutual Holding’s intent that the allocation formula be fair and equitable among all eligible members, including small policyholders which constitute the large majority of the eligible members.

As indicated above, the variable component is allocated among members based upon the following measures of the individual member’s policyholder relationship with EICN.

▪	Tenure (45% of total consideration)

▪	Premium (35% of total consideration)

The use of policyholder tenure, as measured by the number of days that the eligible member has had coverage with the Company beginning on and including January 1, 2000, when the Company began operations as EICN, and ending on and including the date at which the Board of Directors of EIG Mutual Holding adopted the Plan of Conversion (as detailed in the Plan of Conversion) is based on EIG Mutual Holding’s intent that the allocation of consideration be fair and equitable among long-term and short-term eligible member policyholders and reflects, among other things, that a stable policyholder base is valuable to an insurance company for the purposes of establishing business plans, budgets, capital requirements, and sound pricing.

The use of premium size, as measured by the policyholder’s premium to EICN for coverage with the Company beginning on and including January 1, 2001, and ending on and including the date at which the Board of Directors of EIG Mutual Holding adopted the Plan of Conversion (as detailed in the Plan of Conversion), as the basis for allocating a

Board of Directors
October 26, 2006

portion of the variable component reflects that the profit loading in the Company’s rates is generally proportional to premium size; and thus, the contribution to surplus of a member is expected to be proportional to premium. The use of premium amount as the basis for allocating a portion of the consideration is also based on EIG Mutual Holding’s intent that the allocation of consideration be fair and equitable among eligible members of all sizes, and the use of multiple years of premium reflects that the size of the policyholder relationship with the Company is better measured over time rather than from a single year’s premium. For large policyholders, the use of multiple years of premium also creates a more substantive tenure-based differentiation of consideration than is created by the tenure measure by itself. The use of a multi-year measure of premium also helps ensure that the amount of consideration paid to a member is reasonable relative to the total premium that the member has paid to EICN over the years. The selection of a starting date of January 1, 2001 for the premium data used in the allocation formula reflects the Board’s appropriate attention to the practical requirement that the data used in the allocation calculations must be complete, accurate and consistent, as some premium data for earlier periods was generated by different rating plans and captured and recorded in a different manner than for the more recent years.

The method used to allocate the variable component, based on the measures described above (i.e., allocation of the variable component uses relatively simple formulas based on length of coverage with EICN and premium size), is reasonably consistent with prior property/casualty insurance company demutualizations in the US, many of which have based the allocation of consideration on premiums in particular.

Virtually all large U.S. life insurance demutualizations have used a ‘‘contribution-to-surplus’’ approach to the variable component in the allocation of consideration. This approach is specifically set forth in Actuarial Standard of Practice No. 37 ‘‘Allocation of Policyholder Consideration in Mutual Life Insurance Company Demutualizations.’’ While this approach has strong theoretical support in a life insurance context, it has been criticized on a practical level even in the life insurance context as being overly complex. More importantly, it is my opinion that the contribution-to-surplus approach does not translate well to a property/casualty insurance company such as EICN, with many small policyholders, due to the random nature of property/casualty insurance claims.

The Board of Directors of EIG Mutual Holding, with guidance from Tillinghast and input from management, selected the formula structure and parameters described above (and detailed in the Plan of Conversion) after performing a comprehensive evaluation and analysis of potential allocation formulas reflecting various elements of policyholder information across all eligible members. Formulas and weights were developed and refined via an iterative process of analyzing potential rationales and results for a wide range of structures and parameters. The parameters were finalized only after it was determined by management and the Board that the selected formula structure and

Board of Directors
October 26, 2006

parameters produced an allocation of consideration that was fair and equitable, and reasonable, across the spectrum of eligible members and classes of eligible members.

In my opinion, the inclusion of fixed and variable components, the use of tenure and premium size as the bases for allocating the variable component, the weights assigned to each of the components, the specific manner in which each component is measured, and the results of all of these formula components constitute an allocation of consideration among EIG Mutual Holding members that is fair and equitable to eligible members, and reasonable, from an actuarial perspective.

In the course of formulating my opinion regarding the allocation of consideration, I examined the overall structure, parameters and details of the allocation formula. I also examined the results of the allocation formula for reasonableness across the full range of eligible members and for relative consistency among similar eligible members.

PRINCIPLES

NRS 693A.445 of the Nevada Revised Statutes requires that the Plan of Conversion be fair and equitable to eligible members, and that all methodologies and formulas used to allocate the consideration among eligible members are reasonable. There is no further guidance for allocation of consideration in the Nevada Revised Statutes under which EIG Mutual Holding is reorganizing.

As part of my process in reaching my determination that the allocation approach described above is fair and equitable to eligible members, and reasonable, from an actuarial perspective, I evaluated the allocation approach against the following principles, which the Board of Directors of EIG Mutual Holding established with Tillinghast’s guidance and assistance:

▪	The allocation to eligible members must comply with the relevant statutes and with applicable By-Laws.

▪	The allocation approach should be fair in regard to the membership rights that are being extinguished in the demutualization

▪	The allocation approach should lead to an equitable allocation of value among eligible members

▪	The allocation approach should consider how much current members have contributed to the current value of EIG Mutual Holding, to the extent reasonable, practical, and quantifiable

Board of Directors
October 26, 2006

▪	The allocation of value should recognize the unique nature of property/ casualty business

▪	The allocation of value should recognize the specific characteristics of EICN and of EIG Mutual Holding

▪	The allocation formula should be simple, practical to implement and relatively easy to explain; and should be capable of being understood by a lay audience to be fair and equitable.

In my opinion, the proposed allocation of consideration among eligible members of EIG Mutual Holding pursuant to the Plan of Conversion satisfies these principles.

QUALIFICATIONS

I, Robert F. Conger, am a Fellow of the Casualty Actuarial Society and a Member of the American Academy of Actuaries, and am qualified under the Academy’s Qualification Standards to render the opinion set forth herein.

In all cases I, and other Tillinghast staff acting under my direction, derived the results on which my opinions rest.

RELIANCES AND LIMITATIONS

▪	In forming the opinions set forth herein, I, and other Tillinghast staff acting under my direction, have received from EIG Mutual Holding extensive information concerning the past and present financial experience of EICN and its affiliates, and concerning the characteristics of EICN’s policyholders. In all cases, I was provided with the information required. I reviewed the information provided to me by EIG Mutual Holding for general reasonableness and internal consistency. I relied on EIG Mutual Holding as to the completeness and accuracy of the information supplied to me. My opinion relies on the completeness and substantial accuracy of the information provided by EIG Mutual Holding.

▪	The opinions set forth herein regarding the allocation of consideration are not legal opinions concerning the Plan of Conversion, but rather reflect the application of actuarial concepts to the requirements set forth in Chapter 693A of the Nevada Revised Statutes.

▪	The opinions set forth herein do not address the overall fairness of the Plan of Conversion, but rather address specifically that all methodologies and formulas used to allocate consideration among eligible members are reasonable, and the allocation

Board of Directors
October 26, 2006

of consideration produced by such methodologies and formulas is fair and equitable to eligible members, from an actuarial perspective.

Sincerely,

/s/ Robert F. Conger

Robert F. Conger. FCAS, MAAA
Principal

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
EIG Mutual Holding Company and Subsidiaries

We have audited the accompanying consolidated balance sheets of EIG Mutual Holding Company and Subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EIG Mutual Holding Company and Subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
July 14, 2006, except as to Note 12, as to
    which the date is August 17, 2006.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	As of December 31
	2005	2004
Assets:
Available for sale:
Fixed maturity investments at fair value (amortized cost $1,330,452 in 2005 and $1,083,484 in 2004)	$1,334,594	$1,102,477
Equity securities at fair value (cost $186,352 in 2005 and $185,659 in 2004)	246,171	234,844
Short-term investments (at cost or amortized cost, which approximates fair value)	15,006	20,907
Total investments	1,595,771	1,358,228
Cash and cash equivalents	61,083	60,414
Accrued investment income	14,296	12,060
Premiums receivable, less bad debt allowance of $6,617 in 2005 and $4,451 in 2004	59,811	73,397
Reinsurance recoverable for:
Paid losses	10,942	11,884
Unpaid losses, less allowance of $1,276 in 2005 and $0 in 2004	1,140,224	1,194,728
Funds held by or deposited with reinsureds	114,175	134,481
Deferred policy acquisition costs	12,961	12,330
Deferred income taxes, net	73,152	72,795
Property and equipment, net	10,115	3,193
Other assets	1,699	2,176
Total assets	$3,094,229	$2,935,686
Liabilities and equity:
Claims and policy liabilities:
Unpaid losses and loss adjustment expenses	$2,349,981	$2,284,542
Unearned premiums	80,735	82,482
Policyholders’ dividends accrued	880	1,294
Total claims and policy liabilities	2,431,596	2,368,318
Commissions and premium taxes payable	11,265	16,758
Federal income taxes payable	19,869	5,476
Accounts payable and accrued expenses	13,439	10,508
Deferred reinsurance gain – LPT Agreement	462,409	506,166
Other liabilities	11,044	18,710
Total liabilities	2,949,622	2,925,936
Commitments and contingencies (Note 8)
Equity:
Retained earnings (deficit)	103,032	(34,566)
Accumulated other comprehensive income, net	41,575	44,316
Total equity	144,607	9,750
Total liabilities and equity	$3,094,229	$2,935,686

See accompanying notes.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	Years Ended December 31
	2005	2004	2003
Revenues:
Net premiums earned	$438,250	$410,302	$298,208
Net investment income	54,416	42,201	26,297
Realized (losses) gains on investments	(95)	1,202	5,006
Other income	3,915	2,950	1,602
Total revenues	496,486	456,655	331,113
Expenses:
Losses and loss adjustment expenses	211,688	229,219	118,123
Commission expense	46,872	55,369	56,310
Underwriting and other operating expense	69,934	65,492	56,738
Total expenses	328,494	350,080	231,171
Net income before income taxes	167,992	106,575	99,942
Income taxes	30,394	11,008	3,720
Net income	$137,598	$95,567	$96,222

See accompanying notes.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands)

	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income, net	Total Equity
Balance, December 31, 2002	$(226,355)	$(1,594)	$(227,949)
Comprehensive income:
Net income	96,222	—	96,222
Change in net unrealized gains on investments, net of taxes	—	27,268	27,268
Comprehensive income			123,490
Balance, December 31, 2003	(130,133)	25,674	(104,459)
Comprehensive income:
Net income	95,567	—	95,567
Change in net unrealized gains on investments, net of taxes	—	18,642	18,642
Comprehensive income			114,209
Balance, December 31, 2004	(34,566)	44,316	9,750
Comprehensive income:
Net income	137,598	—	137,598
Change in net unrealized gains on investments, net of taxes	—	(2,741)	(2,741)
Comprehensive income			134,857
Balance, December 31, 2005	$103,032	$41,575	$144,607

See accompanying notes.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31
	2005	2004	2003
Operating activities
Net income	$137,598	$95,567	$96,222
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,223	2,040	2,343
Amortization of premium (discount) on investments, net	6,431	5,916	9,061
Allowance for doubtful accounts – premiums receivable	2,165	1,863	(1,694)
Allowance for doubtful accounts – paid reinsurance recoverables	1,276	—	—
Deferred income tax expense (benefit)	1,118	(10,279)	(4,399)
Realized losses (gains) on investments	95	(1,202)	(5,006)
Change in operating assets and liabilities:
Accrued investment income	(2,236)	(5,870)	441
Premiums receivable	11,420	(3,058)	(10,276)
Reinsurance recoverable on paid and unpaid losses	54,170	36,474	127,154
Funds held by or deposited with reinsureds	20,306	(10,210)	(85,479)
Unpaid losses and loss adjustment expenses	65,439	91,103	(73,929)
Unearned premiums	(1,747)	6,275	12,091
Federal income taxes payable	14,393	(5,865)	8,038
Accounts payable, accrued expenses and other liabilities	(4,735)	12,855	(13,555)
Deferred reinsurance gain – LPT Agreement	(43,756)	(22,743)	(50,124)
Other	(6,062)	20,250	(6,318)
Net cash provided by operating activities	258,098	213,116	4,570
Investing activities
Purchase of fixed maturities	(620,099)	(1,448,926)	(1,849,691)
Purchase of equity securities	(29,287)	(63,916)	(192,566)
Proceeds from sale of fixed maturities	320,275	1,122,287	1,722,081
Proceeds from sale of equity maturities	30,901	62,689	192,566
Proceeds from maturities and redemptions of fixed maturities	49,926	9,961	7,750
Capital expenditures and other, net	(9,145)	(1,010)	(1,848)
Net cash used in investing activities	(257,429)	(318,915)	(121,708)
Net increase (decrease) in cash and cash equivalents	669	(105,799)	(117,138)
Cash and cash equivalents at the beginning of the year	60,414	166,213	283,351
Cash and cash equivalents at the end of the year	$61,083	$60,414	$166,213
Cash paid for income taxes	$14,883	$27,152	$68

See accompanying notes.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

1.    Basis of Presentation and Summary of Operations

Nature of Operations and Organization

EIG Mutual Holding Company (EMHC), a Nevada mutual holding company, was formed effective April 1, 2005, as part of a reorganization of Employers Insurance Company of Nevada (EICN), formerly Employers Insurance Company of Nevada, a Mutual Company (the reorganization plan). As part of the approved reorganization plan, EICN changed its legal structure from a Nevada mutual insurance company to a Nevada stock insurance company. The mutual members’ rights were exchanged for members’ rights in the newly formed EMHC. EMHC was issued 100% of the stock in the newly formed Employers Insurance Group, Inc. (EIG), a Nevada stock holding company, which in turn owns 100% of the newly issued stock of EICN. Prior to January 1, 2000, EICN was an independent public agency of the state of Nevada and a fund of the Nevada State Insurance Fund (the Fund). As of January 1, 2000, all of the assets were transferred from the Fund to EICN and EICN assumed all the liabilities related to the transferred assets (the Privatization).

Under the reorganization plan, EMHC is required to own at least a majority of the Voting Securities of EIG, and EIG is required to own all of the Voting Securities of EICN. Additionally, 50% of the net worth of EMHC, determined using U.S. generally accepted accounting principles (GAAP), must be invested in insurance companies. EICN owns 100% of Employers Compensation Insurance Company (ECIC), Elite Insurance Services, Inc. (Elite), a licensed managing general agency, and Employers Occupation Health, Inc. (EOHI), a care management company.

EMHC and subsidiaries (collectively, the Company) is engaged in the commercial property and casualty insurance industry, specializing in workers’ compensation products and services. EICN provides insurance to employers against liability for workers’ compensation claims in the state of Nevada. ECIC, a California domiciled company, provides workers’ compensation insurance to employers in the states of California, Colorado, Idaho, Utah, and Montana. As of December 31, 2005, approximately 78% and 18% of the Company’s direct premium is written in California and Nevada, respectively. EOHI provides medical management services that combine in-house medical care management, a provider network and bill review and repricing services to its affiliates. Elite provides various administrative services to its affiliates and assists in the placement of business with the insurance affiliates.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP, and include the financial statements of EICN and its subsidiaries (ECIC, Elite and EOHI) for the periods prior to the formation of EMHC. This presentation is made since the reorganization described above did not have a material financial impact on the companies, as the net assets transferred to achieve the change in legal organization were accounted for at historical carrying amounts. All intercompany transactions and balances have been eliminated in consolidation.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures About Segments of an Enterprise and related Information, the Company considers an operating segment to be any component of its business whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance based on discrete financial information. Currently, the Company has one operating segment, workers’ compensation insurance and related services.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

1.    Basis of Presentation and Summary of Operations (continued)

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates. The most significant areas that require management judgment are the estimate of the unpaid losses and loss adjustment expenses, evaluation of reinsurance recoverables, recognition of premium revenue, deferred policy acquisition costs, deferred income taxes and the valuation of investments.

2.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the date of purchase to be cash equivalents.

Investments

The Company’s investments in fixed maturity investments and equity securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of equity, net of deferred taxes as a component of accumulated other comprehensive income.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at cost or amortized cost, which approximates fair value.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis, and dividends are recorded as earned at the ex-dividend date. Interest income on mortgage-backed and asset-backed securities is determined on the effective-yield method based on estimated principal repayments.

Realized capital gains and losses on investments are determined on a specific-identification basis.

When, in the opinion of management, a decline in the fair value of an investment below its cost or amortized cost is considered to be ‘‘other-than-temporary’’ the investment’s cost or amortized cost is written-down to its fair value and the amount written-down is recorded in earnings as a realized loss on investments. The determination of other-than-temporary includes, in addition to other relevant factors, a presumption that if the market value is below cost by a significant amount for a period of time, a write-down is necessary unless management has the ability and intent to hold a security to recovery. The amount of any write-downs is determined by the difference between cost or amortized cost of the investment and its fair value at the time the other-than-temporary decline was identified. During the years ended December 31, 2005, 2004 and 2003, there were no securities considered to be other-than-temporarily impaired.

Recognition of Revenue and Expense

Revenue Recognition:    Premiums are billed and collected according to policy terms, predominantly in the form of installments during the policy period. Premiums are earned pro rata over the terms of the policies. Billed premiums applicable to the unexpired terms of policies in force are recorded in the accompanying consolidated balance sheets as liability for unearned premiums.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

The Company writes a relatively small number of workers’ compensation policies that are retrospectively-rated. Under this type of policy, subsequent to policy expiration, the policyholder may be entitled to a refund or may owe additional premium based on the amount of losses sustained under the policy. These retrospective premium adjustments are limited in the amount by which they increase or decrease the standard amount of premium applicable to the policy.

The Company estimates accrued retrospective premium adjustments through the review of each individual retrospectively rated risk, comparing case basis loss development with that anticipated in the policy contract to arrive at the best estimate of return or additional retrospective premium. The Company records the retrospective premium as an adjustment to earned premium.

The Company establishes an allowance for bad debts (bad debt allowance) on its premiums receivable through a charge to allowance for bad debt, included in underwriting and other operating expense in the accompanying consolidated statements of income. This bad debt allowance is determined based on estimates and assumptions to project future experience. After all collection efforts have been exhausted, the Company reduces the bad debt allowance for write-offs of premiums receivable that have been deemed uncollectible. The Company periodically reviews the adequacy of the bad debt allowance and makes adjustments as necessary. Future additions to the bad debt allowance may be necessary based on changes in the general economic conditions and the policyholders’ financial conditions. The Company had a net recovery of amounts previously written off of $0.7 million, $2.2 million and $1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Deferred Policy Acquisition Costs:    Policy acquisition costs, consisting of commissions, premium taxes and certain other underwriting costs that vary with, and are primarily related to, the production of new or renewal business, are deferred and amortized as the related premiums are earned.

A premium deficiency is recognized if the sum of expected claims costs, claims adjustment expenses, expected dividends to policyholders, unamortized acquisition costs and policy maintenance costs exceed the related unearned premiums. A premium deficiency would first be recognized by charging any unamortized acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency was greater than unamortized acquisition costs, a liability would be accrued for the excess deficiency. There was no premium deficiency at December 31, 2005 or 2004.

Deferred policy acquisition costs were $13.0 million and $12.3 million at December 31, 2005 and 2004, respectively. Amortization for the years ended December 31, 2005, 2004 and 2003, was $62.2 million, $63.2 million and $59.6 million, respectively.

Unpaid Losses and Loss Adjustment Expense (LAE) Reserves:    Losses and LAE reserves represent management’s best estimate of the ultimate net cost of all reported and unreported losses incurred for the applicable periods. The estimated reserves for losses and LAE include the accumulation of estimates for losses and claims reported prior to the balance sheet date, estimates (based on projections of relevant historical data) of claims incurred but not reported, and estimates of expenses for investigating and adjusting all incurred and unadjusted claims. Amounts reported are necessarily subject to the impact of future changes in economic, regulatory and social conditions. Management believes that, subject to the inherent variability in any such estimate, the reserves are within a reasonable and acceptable range of adequacy. Estimates for losses and claims reported prior to the balance sheet date are continually monitored and reviewed, and as settlements are made or reserves adjusted, the differences are reported in current operations. Salvage and subrogation recoveries are estimated based on a review of the level of historical salvage and subrogation recoveries.

Policyholders’ Dividends Accrued:    EICN writes workers’ compensation policies for which the policyholder may participate in favorable claims experience through a dividend. An estimated provision for workers’ compensation policyholders’ dividends is accrued as the related premiums are earned.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

Dividends are calculated and paid after policy expiration, usually within nine and 12 months, respectively, after such expiration and must be approved by the Board of Directors of EICN. The liability is estimated based on the expected loss experience of the policies written with dividend provisions and policy terms. Policyholders’ dividends paid for the years ended December 31, 2005, 2004 and 2003, were $1.4 million, $2.8 million and $7.9 million, respectively. Policyholder dividends are included in underwriting and other operating expense in the accompanying consolidated income statements.

Reinsurance

In the ordinary course of business and in accordance with general insurance industry practices, the Company purchases excess of loss reinsurance to protect the Company against the impact of large, catastrophic losses in its workers’ compensation business. Additionally, the Company is a party to a 100% quota share retroactive reinsurance agreement, see Note 7. Such reinsurance reduces the magnitude of such losses on current operations and the equity of the Company. Reinsurance makes the assuming reinsurer liable to the ceding company to the extent of the reinsurance. It does not, however, discharge the Company from its primary liability to its policyholders in the event the reinsurer is unable to meet its obligations under its reinsurance agreement with the Company.

Net earned premium and losses and loss adjustment expenses incurred are stated in the accompanying consolidated statements of income after deduction of amounts ceded to reinsurers. Balances due from reinsurers on unpaid losses, including an estimate of such recoverables related to reserves for incurred but not reported losses, are reported as assets and are included in reinsurance recoverables even though amounts due on unpaid losses and LAE are not recoverable from the reinsurer until such losses are paid. Recoverables from reinsurers on unpaid losses and LAE amounted to $1.1 billion and $1.2 billion at December 31, 2005 and 2004, respectively.

Ceded premiums, losses and LAE are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the relevant reinsurance agreement.

There is also a reinsurance agreement entered into in 1999 by the Nevada State Industrial Insurance System (SIIS) and assumed by EICN, which the Company refers to as the Loss Portfolio Transfer (LPT) Agreement, see Note 7. The Company is accounting for this transaction as retroactive reinsurance, whereby the initial deferred gain resulting from the retroactive reinsurance was recorded as a liability in the accompanying consolidated balance sheets as deferred reinsurance gain—LPT Agreement and is being amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries. The amortization of the deferred gain is recorded in losses and LAE incurred in the accompanying consolidated statements of income. Any adjustment to the estimated reserves ceded under the LPT agreement is recognized in earnings in the period of change. There is a corresponding change to the reinsurance recoverables on unpaid losses and deferred reinsurance gain. A cumulative amortization adjustment is also then recognized in earnings so that the deferred reinsurance gain reflects the balance that would have existed had the revised reserves been available at the inception of the LPT Agreement.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged against operations as incurred.

Electronic data processing equipment, operating software, and nonoperating software are depreciated using the straight-line method over three years. Leasehold improvements are carried at cost less accumulated amortization. The Company amortizes leasehold improvements using the straight-line method over the lesser of the useful life of the asset or the remaining original lease term, excluding

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

options or renewal periods. Leasehold improvements are generally depreciated over three to five years. Other furniture and equipment is depreciated using the straight-line method over three to seven years.

Income Taxes

Deferred tax assets, net of any applicable valuation allowance, and deferred tax liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The net deferred tax asset is recorded in the accompanying consolidated balance sheets as deferred income taxes, net.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents, investments, premiums receivable and reinsurance balances.

Cash equivalents include investments in commercial paper of companies with high credit ratings, investments in money market securities and securities backed by the U.S. government. Investments are diversified throughout many industries and geographic regions. The Company limits the amount of credit exposure with any one financial institution and believes that no significant concentration of credit risk exists with respect to cash and investments. At December 31, 2005 and 2004, the outstanding premiums receivable balance is generally diversified due to the large number of entities composing the Company’s policyholder base and their dispersion across many different industries. To reduce credit risk, the Company performs ongoing evaluations of its policyholders’ financial condition but does not generally require collateral. The Company also has recoverables from its reinsurers. Reinsurance contracts do not relieve the Company from its obligations to claimants or policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

Fair Value of Financial Instruments

Estimated fair value amounts, defined as the quoted market price of a financial instrument, have been determined using available market information and other appropriate valuation methodologies. However, considerable judgments are required in developing the estimates of fair value where quoted market prices are not available. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimating methodologies may have an effect on the estimated fair value amounts.

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying consolidated financial statements and in these notes:

Cash, premiums receivable, and accrued expenses and other liabilities: The carrying amounts for these financial instruments as reported in the accompanying consolidated balance sheets approximate their fair values.

Investments: The estimated fair values for available-for-sale securities generally represent quoted market value prices for securities traded in the public marketplace or estimated values for securities not traded in the public marketplace. Additional data with respect to fair values of the Company’s investment securities are disclosed in Note 3.

Other financial instruments qualify as insurance-related products and are specifically exempted from fair value disclosure requirements.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

2.    Summary of Significant Accounting Policies (continued)

New Accounting Standards

In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS Nos. 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1). In 2004, the Emerging Issues Task Force (EITF) issued EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, to provide detailed guidance on when an investment is considered impaired, whether that impairment is other-than-temporary, how to measure the impairment loss and disclosures related to impaired securities. Because of concerns about the application of the guidance of EITF 03-1 that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of the guidance. FSP 115-1 nullifies EITF 03-1 guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area, which requires a careful analysis of all pertinent facts and circumstances. In addition, the FSP generally carries forward EITF 03-1 guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. The FSP is effective for reporting periods beginning subsequent to December 15, 2005. The Company’s current analysis of impaired investments is consistent with the provisions of FSP 115-1. Therefore, the adoption of FSP 115-1 is not expected to have a significant impact on the Company’s consolidated financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Among other things, FIN 48 creates a model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which all income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a tabular rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within 12 months. FIN 48 is effective for the Company on January 1, 2007. Any differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are generally accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact of FIN 48; however, it is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

3.    Investments

The cost or amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of the Company’s investments were as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
At December 31, 2005:
U.S. government	$210,521	$3,609	$(1,609)	$212,521
All other governments	6,763	—	(160)	6,603
States and political subdivisions	420,833	2,655	(2,603)	420,885
Special revenue	228,387	2,500	(868)	230,019
Public utilities	22,853	433	(176)	23,110
Industrial and miscellaneous	140,503	2,618	(1,020)	142,101
Mortgage-backed securities	300,592	1,385	(2,622)	299,355
Total fixed maturity investments	1,330,452	13,200	(9,058)	1,334,594
Short-term investments	15,006	—	—	15,006
	1,345,458	13,200	(9,058)	1,349,600
Equity securities	186,352	64,313	(4,494)	246,171
Total investments	$1,531,810	$77,513	$(13,552)	$1,595,771
At December 31, 2004:
U.S. government	$157,255	$2,632	$(388)	$159,499
All other governments	12,031	—	(75)	11,956
States and political subdivisions	314,768	4,538	(423)	318,883
Special revenue	117,918	2,525	(218)	120,225
Public utilities	20,014	576	(72)	20,518
Industrial and miscellaneous	213,439	6,913	(537)	219,815
Mortgage-backed securities	248,059	3,649	(127)	251,581
Total fixed maturity investments	1,083,484	20,833	(1,840)	1,102,477
Short-term investments	20,907	—	—	20,907
	1,104,391	20,833	(1,840)	1,123,384
Equity securities	185,659	51,894	(2,709)	234,844
Total investments	$1,290,050	$72,727	$(4,549)	$1,358,228

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

3.    Investments (continued)

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2005, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands)
Due in one year or less	$77,966	$77,579
Due after one year through five years	274,861	272,519
Due after five years through ten years	321,499	323,597
Due after ten years	370,540	376,550
Mortgage-backed securities	300,592	299,355
	$1,345,458	$1,349,600

The following is a summary of investments with unrealized losses and their corresponding fair values at December 31, 2005 and 2004:

	Less than 12 Months December 31
	2005			2004
	Estimated Fair Value	Gross Unrealized Losses	Number of Issues	Estimated Fair Value	Gross Unrealized Losses	Number of Issues
	(in thousands)
Fixed maturity:
U.S. government	$92,031	$(894)	21	$113,352	$(389)	30
State and political subdivisions, all other governments, special revenue and public utilities	240,961	(2,995)	101	117,745	(745)	64
Industrial and miscellaneous	50,289	(630)	46	50,875	(404)	101
Mortgage-backed securities	167,641	(2,116)	209	26,910	(66)	28
Equity securities	34,379	(2,675)	28	28,494	(2,154)	88
	$585,301	$(9,310)	405	$337,376	$(3,758)	311

	More than 12 Months December 31
	2005			2004
	Estimated Fair Value	Gross Unrealized Losses	Number of Issues	Estimated Fair Value	Gross Unrealized Losses	Number of Issues
	in thousands
Fixed maturity:
U.S. government	$41,737	$(715)	16	$—	$—	—
State and political subdivisions, all other governments, special revenue and public utilities	38,761	(812)	34	1,396	(43)	5
Industrial and miscellaneous	13,805	(390)	42	5,314	(133)	15
Mortgage-backed securities	20,036	(506)	33	4,766	(61)	15
Equity securities	11,440	(1,819)	22	2,211	(554)	10
	$125,779	$(4,242)	147	$13,687	$(791)	45

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

3.    Investments (continued)

	Total December 31
	2005			2004
	Estimated Fair Value	Gross Unrealized Losses	Number of Issues	Estimated Fair Value	Gross Unrealized Losses	Number of Issues
	(in thousands)
Fixed Maturity:
U.S. government	$133,768	$(1,609)	37	$113,352	$(389)	30
State and political subdivisions, all other governments, special revenue and public utilities	279,722	(3,807)	135	119,141	(788)	69
Industrial and miscellaneous	64,094	(1,020)	88	56,189	(537)	116
Mortgage-backed securities	187,677	(2,622)	242	31,676	(127)	43
Equity securities	45,819	(4,494)	50	30,705	(2,708)	98
	$711,080	$(13,552)	552	$351,063	$(4,549)	356

The Company reviews its investment portfolio for securities that may have incurred an other-than-temporary impairment (OTTI) quarterly. For any investment security deemed to have an OTTI, the investment’s amortized cost is written down to its fair value and the amount written down is recorded in earnings as a realized loss on investments.

Based on a review of the fixed maturity investments included in the tables above, the Company determined that the unrealized losses were a result of the interest rate environment and not the credit quality of the issuers. Therefore, as of December 31, 2005 and 2004, none of the fixed maturity investments whose fair value was less than amortized cost were considered to be other-than-temporarily impaired given the severity and duration of the impairment, the credit quality of the issuers, and the Company’s intent and ability to hold the securities until fair value recovers above cost.

Based on a review of the investment in equities included in the table above, the Company determined that the unrealized losses were not considered to be other-than-temporary due to the financial condition and near term prospects of the issuers.

Net realized and unrealized investment (losses) gains on fixed maturity investments and equity securities were as follows:

	Years Ended December 31
	2005	2004	2003
	(in thousands)
Net realized (losses) gains:
Fixed maturity investments	$(2,402)	$(1,437)	$12,830
Equity securities	2,307	2,639	(7,824)
	$(95)	$1,202	$5,006
Change in fair value over cost:
Fixed maturity investments	$(14,851)	$5,421	$(11,516)
Equity securities	10,634	23,858	52,803
	$(4,217)	$29,279	$41,287

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

3.    Investments (continued)

Net investment income was as follows:

	Years Ended December 31
	2005	2004	2003
	(in thousands)
Fixed maturity investments	$49,229	$38,578	$24,585
Equity securities	3,752	3,905	3,323
Short-term investments and cash equivalents	3,076	1,025	2,519
Other	182	595	373
	56,239	44,103	30,800
Investment expenses	(1,823)	(1,902)	(4,503)
Net investment income	$54,416	$42,201	$26,297

The Company is required by various state regulations to keep securities or letters of credit on deposit with the states in a depository account. At December 31, 2005 and 2004, securities having a fair market value of $195.9 million and $31.6 million, respectively, were on deposit. Additionally, certain reinsurance contracts require Company funds to be held in trust for the benefit of the ceding reinsurer to secure the outstanding liabilities assumed by the Company. The fair market value of securities held in trust at December 31, 2005 and 2004, was $55.9 million and $54.7 million, respectively.

4.    Property and Equipment

Property and equipment consists of the following:

	As of December 31
	2005	2004
	(in thousands)
Land	$95	$95
Furniture and equipment	5,907	5,671
Leasehold improvements	2,013	1,956
Computer and software	15,300	6,448
	23,315	14,170
Accumulated depreciation	(13,200)	(10,977)
Property and equipment, net	$10,115	$3,193

Depreciation expense for the years ended December 31, 2005, 2004 and 2003, was $2.2 million, $2.0 million and $2.3 million, respectively.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

5.    Income Taxes

The Company files a consolidated federal income tax return. The insurance subsidiaries pay premium taxes on gross premiums written in lieu of most state income or franchise taxes. Prior to the Privatization, EICN was a non-taxable entity.

The provision for income taxes consisted of the following:

	Years Ended December 31
	2005	2004	2003
	(in thousands)
Current tax	$29,276	$21,287	$4,245
Deferred tax	1,118	(10,279)	(525)
Income taxes	$30,394	$11,008	$3,720

The difference between the statutory federal tax rate of 35% and the Company’s effective tax rate on income before tax as reflected in the consolidated statements of income was as follows:

	Years Ended December 31
	2005	2004	2003
	(in thousands)
Expense computed at statutory rate	$58,797	$37,301	$33,920
Dividends received deduction and tax-exempt interest	(6,653)	(2,884)	(688)
LPT Agreement	(15,315)	(7,960)	(17,042)
Pre-Privatization reserve adjustments	(5,564)	(14,482)	(14,372)
Other	(871)	(967)	1,902
Income taxes	$30,394	$11,008	$3,720

Prior to the Privatization, the Fund was a part of the State of Nevada and therefore was not subject to federal income tax; accordingly, it did not take an income tax deduction with respect to the establishment of its unpaid loss and LAE reserves. Due to favorable loss experience after the Privatization, it was determined that certain of the pre-Privatization unpaid loss and LAE reserves assumed by EICN as part of the Privatization were no longer necessary and the unpaid loss and LAE reserves were reduced accordingly. This downward adjustment of such pre-Privatization unpaid loss reserves increased the GAAP net income, as reported in the accompanying consolidated statements of income, but has not increased taxable income.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

5.    Income Taxes (continued)

The significant components of the assets and liability for deferred income taxes, net were as follows as of December 31:

	2005		2004
	Deferred Tax		Deferred Tax
	Assets	Liability	Assets	Liability
	(in thousands)
Unrealized capital gains	$—	$22,387	$—	$23,863
Deferred policy acquisition costs	—	9,981	—	4,316
Loss reserve discounting for tax reporting	86,612	—	83,622	—
Unearned premiums	13,352	—	14,037	—
Allowance for bad debt	2,762	—	1,558	—
Accrued liabilities	3,779	—	2,137	—
Other	359	1,344	295	675
Total	$106,864	$33,712	$101,649	$28,854
Net deferred tax asset	$73,152		$72,795

At December 31, 2005, the Company had no net operating loss carryforwards.

FASB No. 109, Accounting for Income Taxes, requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Realization of the deferred income tax asset is dependent on the Company generating sufficient taxable income in future years as the deferred income tax charges become currently deductible for tax reporting purposes. Although realization is not assured, management believes that it is more likely than not that the net deferred income tax asset will be realized.

6.    Unpaid Losses and Loss Adjustment Expenses

The following table represents a reconciliation of changes in the liability for unpaid losses and loss adjustment expenses (LAE):

	Years Ended December 31
	2005	2004
	(in thousands)
Beginning of year	$2,284,542	$2,193,439
Reinsurance recoverable for incurred but unpaid losses and LAE	(1,194,728)	(1,230,982)
Beginning balance, net of reinsurance	1,089,814	962,457
Incurred losses and LAE, net of reinsurance, related to:
Current period	333,497	289,544
Prior period	(78,053)	(37,582)
Total incurred losses and LAE, net of reinsurance	255,444	251,962
Losses and LAE payments, net of reinsurance, related to:
Current period	40,116	33,475
Prior period	96,661	91,130
Total losses and LAE payments, net of reinsurance	136,777	124,605
Balance, net of reinsurance, December 31	1,208,481	1,089,814
Reinsurance recoverable for incurred but unpaid losses and LAE	1,141,500	1,194,728
Balance, December 31	$2,349,981	$2,284,542

The above table excludes the impact of the amortization of the deferred reinsurance gain—LPT Agreement and the reduction of the ceded reserves on the LPT Agreement (refer to Note 7), which are reflected in losses and LAE incurred in the consolidated statements of income.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

6.    Unpaid Losses and Loss Adjustment Expenses (continued)

Estimates of incurred losses and LAE attributable to insured events of prior years decreased due to continued favorable development in such prior accident years (actual losses and LAE paid and current projections of unpaid losses and LAE were less than the Company originally anticipated). The reduction in the liability for unpaid losses and LAE was $78.1 million and $37.6 million for the years ended December 31, 2005 and 2004, respectively.

The major sources of this favorable development have been: actual paid losses have been less than expected, recalibration of selected patterns of claims emergence and claim payment used in the projection of future loss payment, and LAE in the Company’s Nevada business have been less than expected. However, this favorable development has been partially offset by the fact that LAE in the Company’s California business has been greater than expected. LAE parameters used to project future LAE expenditures have been adjusted in response to the actual observed levels of LAE. These sources of development are discussed in the following paragraphs.

In California, in particular, where the Company’s operations began on July 1, 2002, management’s initial expectations of both the ultimate level of its losses and patterns of loss emergence and loss payment necessarily were based on benchmarks derived from analyses of historical insurance industry data in California, as no historical data from the Company’s insurance subsidiaries existed, and although some historical data was available for the prior years of some of the market segments the Company entered in California, that data was limited as to the number of loss reserve evaluation points available. The industry-based benchmarks were adjusted judgmentally for the anticipated impact of significant environmental changes, specifically the enactment of major changes to the statutory workers’ compensation benefit structure and the manner in which claims are administered and adjudicated in California. The actual emergence and payment of California claims by the Company’s insurance subsidiaries has been more favorable than those initial expectations, due at least in part to what the Company believes are the impact of enactment of the major changes in the California environment. Other insurance companies writing California workers’ compensation insurance also have experienced emergence and payment of claims more favorable than anticipated. At each evaluation date, the projected claim activity underlying the prior loss reserves has been replaced by the actual claim activity, and the expectation of future emergence and payment of California claims underlying the actuarial projections was reevaluated during 2005 and 2004 based both on the Company’s insurance subsidiaries’ emerging experience and on updating the benchmarks that are derived from observing and analyzing the insurance industry data for California workers’ compensation. The change in incurred loss and LAE attributable to prior years, business outside Nevada, predominantly California, was $48.2 million and $(11.9) million for the years ended December 31, 2005 and 2004, respectively. In states other than California and Nevada, the Company’s operations are new and represent a minor portion of its loss reserves. Losses for those states are included with the California losses for purposes of estimating future loss development.

In Nevada, the Company has access to an extensive history of workers’ compensation claims based on the business of the predecessor Fund, but the emergence and payment of claims in recent years has been more favorable than in the long-term history in Nevada with the predecessor Fund. The expected patterns of claim payment and emergence used in the projection of the Company’s ultimate claims payments are based on both the long-term and the short-term historical data. At December 31, 2005 and 2004, the selection of claim projection patterns has relied more heavily on the patterns observed in the short-term historical data, as recent years’ claims have continued to emerge in a manner consistent with that short-term historical data. Also, in 2005 and 2004, the projected claim payments underlying the prior loss reserves were replaced by the actual claim payment activity that occurred during the calendar year. The change in incurred loss and LAE attributable to prior years, business in Nevada was $29.9 million and $49.5 million for the years ended December 31, 2005 and 2004, respectively.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

6.    Unpaid Losses and Loss Adjustment Expenses (continued)

The estimate of the future cost of handling claims, or LAE, depends primarily on examining the relationship between the aggregate amount that has been spent on LAE historically, as compared with the dollar volume of claims activity for the corresponding historical periods. For the Company’s business in Nevada, as a result of operational improvements and reductions in staff count to align with the current and anticipated volume of business in the state, the Company’s expenditures on LAE in recent years have been lower than historical levels. As these operational improvements and staffing levels have been reflected in the actual emerging LAE expenditures and in the projection of future LAE, the estimates of future LAE have been reduced at December 31, 2005 and 2004. For the Company’s operations in California, initial expectations of LAE when operations commenced in California were based on the assumptions used by the Company in pricing the California business, and on some limited historical data for the market segments the Company was entering. As the Company’s operations in California have matured, and as data relating to the Company’s and industry claim handling expenses reflective of the new workers’ compensation benefit environment in California have become available, the expectations of LAE underlying the projection of future LAE have been adjusted to reflect that actual costs of administering claims have been greater than the initial expectations. This has resulted in an increase in the projected future cost of administering California claims at December 31, 2005 and 2004. The changes in the Company’s estimates of the cost of future LAE in California and Nevada are included in the California and Nevada development results cited in the preceding two paragraphs.

The Company continues to develop its own loss experience and will rely more on its experience and less on historical industry data in projecting its reserve requirements as such data becomes available. As the actual experience of the Company emerges, it will continue to evaluate prior estimates, which may result in additional adjustments in reserves.

Loss reserves shown in the consolidated balance sheets are net of $9.9 million and $10.4 million for anticipated subrogation recoveries as of December 31, 2005 and 2004, respectively.

7.    Reinsurance

The Company is involved in the cession and assumption of reinsurance with non-affiliated companies. Risks are reinsured with other companies on both a quota share and excess of loss basis.

Reinsurance transactions reflected in the accompanying consolidated statements of income were as follows:

	Years Ended December 31
	2005		2004		2003
	Written	Earned	Written	Earned	Written	Earned
	(in thousands)
Direct premiums	$450,740	$448,106	$370,186	$360,703	$145,940	$142,094
Assumed premiums	7,931	9,094	67,508	69,379	191,149	195,554
Gross premiums	458,671	457,200	437,694	430,082	337,089	337,648
Ceded premiums	(18,950)	(18,950)	(19,780)	(19,780)	(39,440)	(39,440)
Net premiums	$439,721	$438,250	$417,914	$410,302	$297,649	$298,208
Ceded losses and LAE incurred	$36,506		$33,327		$24,580

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

7.    Reinsurance (continued)

Ceded losses and LAE incurred includes the amortization of the gain on the LPT Agreement, as described below.

LPT Agreement

Recoverables from reinsurers on unpaid losses and LAE amounted to $1.14 billion at December 31, 2005, and $1.19 billion at December 31, 2004. At December 31, 2005 and 2004, approximately $1.06 billion and $1.13 billion, respectively, of the recoverables related to the LPT Agreement entered into in 1999 by SIIS and assumed by EICN, whereby substantially all of SIIS losses and LAE on claims incurred prior to July 1, 1995, have been ceded to three unaffiliated reinsurers on a 100% quota share basis. Investments have been placed in trust by the three reinsurers as security for payment of the reinsured claims. Under the LPT Agreement, $1.525 billion in liabilities for the incurred but unpaid losses and LAE related to claims incurred prior to July 1, 1995, were reinsured for consideration of $775 million. The LPT Agreement provides coverage up to $2.0 billion. As of December 31, 2005, the Company has paid losses and LAE claims totaling $320 million related to the LPT Agreement.

The initial deferred gain resulting from the LPT Agreement was recorded as a liability in the accompanying consolidated balance sheets and is being amortized using the recovery method, whereby the amortization is determined by the proportion of actual reinsurance recoveries to total estimated recoveries. The Company amortized $16.9 million, $20.3 million and $19.0 million of the deferred gain for the years ended December 31, 2005, 2004 and 2003, respectively. Additionally, the deferred gain was reduced by $26.9 million, $2.5 million and $31.1 million in 2005, 2004 and 2003, respectively, due to favorable development in the direct reserves ceded under the LPT Agreement. The amortization of the deferred gain and the adjustments due to the favorable development in the reserves are recorded in losses and LAE incurred in the accompanying consolidated statements of income. The remaining deferred gain was $462.4 million and $506.2 million as of December 31, 2005 and 2004, respectively, which is included in the accompanying consolidated balance sheets as deferred reinsurance gain—LPT Agreement.

The LPT Agreement allows the Company to receive a contingent profit commission from the participating reinsurers based on the actual loss experience of the ceded business. Pursuant to the LPT Agreement and based on both actual results to date and projections of ultimate losses under the agreement, the Company recorded an increase of $3.8 million for the twelve months ended December 31, 2005, decreases of $1.5 million for 2004 and $3.8 million for 2003, in its estimate of the ultimate contingent profit commission. The increases (decreases) in the ultimate contingent profit commission are recorded in commission expense in the accompanying consolidated statements of income. Due to payments received under the terms of the LPT Agreement the Company had a net payable balance of $6.1 million as of December 31, 2005, and $9.9 million as of December 31, 2004, which is included in other liabilities on the accompanying consolidated balance sheets.

Fronting Agreement

Effective July 1, 2002, ECIC entered into a fronting facility with Clarendon Insurance Group (Clarendon), under which ECIC assumed 100% of the net liability for policies incepting on and after July 1, 2002 and 90% incepting on and after July 1, 2003 (the Fronting Agreement). In December 2003, ECIC and Clarendon reached an informal agreement to stop issuing new or renewing policies under the Fronting Agreement. The assumed premiums withheld by Clarendon under the terms of the Fronting Agreement are reported as funds held by or deposited with reinsureds in the accompanying consolidated balance sheets.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

8.    Commitments and Contingencies

Leases

The Company has office space leases at 12 facilities, which include several subleased spaces, located in Nevada, California, Idaho and Colorado. At December 31, 2005, remaining lease terms ranged from one month to approximately six years and sublease terms ranged from three months to approximately five years. The minimum lease payments for the next five years and thereafter on these noncancelable operating leases at December 31, 2005, were as follows:

Year	Rental Expenses	Sublease Income	Net Rental Expense
	(in thousands)
2006	$4,497	$229	$4,268
2007	4,031	91	3,940
2008	2,002	23	1,979
2009	1,662	—	1,662
2010	1,055	—	1,055
Thereafter	—	—	—
	$13,247	$343	$12,904

Net rent expense and sublease income were $4.5 million, $4.6 million and $4.8 million for the years ended December 31, 2005, 2004 and 2003, respectively. Certain rental commitments have renewal options extending through 2010. Some of these renewals are subject to adjustments in future periods.

Contingencies Surrounding Insurance Assessments

The Company writes workers’ compensation insurance in California in which unpaid workers’ compensation liabilities from insolvent insurers are the responsibility of the California Insurance Guarantee Association (CIGA). The Company passes the CIGA assessment through to its policyholders via a surcharge based upon the estimated annual premium at the policy’s inception and has received, and expects to continue to receive, these guarantee fund assessments, which are paid to CIGA based on the premiums it has already earned at December 31, 2005. The Company also writes workers’ compensation insurance in other states with similar obligations as those in California. In these states the Company is directly responsible for payment of the assessment. The Company recorded an estimate of $2.2 million and $6.0 million for its expected liability for guarantee fund assessments at December 31, 2005 and 2004, respectively. The guarantee fund assessments are expected to be paid within two years of recognition.

Litigation

From time to time the Company is involved in pending and threatened litigation in the normal course of business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on the result of operations, liquidity or financial position of the Company.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

9.    Statutory Matters

Statutory Financial Data

The capital stock, surplus and net income of the Company’s insurance subsidiaries, prepared in accordance with the statutory accounting practices of the National Association of Insurance Commissioners (NAIC) as well as statutory accounting principles permitted by the State of California and Nevada (SAP), were as follows:

	As of December 31,
	2005	2004
	(in thousands)
Capital stock and unassigned surplus	$(71,851)	$(198,651)
Special surplus funds	602,463	629,327
Total statutory surplus	$530,612	$430,676
Net income*	$96,876	$69,405

*	For the years ended

The treatment of the LPT Agreement is the primary difference in the SAP-basis capital stock and total surplus of the insurance subsidiaries of $530.6 million and $430.7 million, and the GAAP-basis equity of the Company of $144.6 million and $9.8 million as of December 31, 2005 and 2004, respectively. Under SAP accounting the retroactive reinsurance gain resulting from the LPT Agreement is recorded as a special component of surplus (special surplus funds) in the initial year of the contract, and not reported as unassigned surplus until the Company has recovered amounts in excess of the original consideration paid. Under GAAP accounting the gain is deferred and amortized over the period the underlying reinsured claims are paid (see Note 7).

Insurance Company Dividends

The Nevada Revised Statute limits the payment of cash dividends by EICN to its parent (shareholder) by providing that payments cannot be made except from available and accumulated surplus money otherwise unrestricted (unassigned) and derived from realized net operating profits and realized and unrealized capital gains. A stock dividend may be paid out of any available surplus. Other dividends may be declared and distributed upon the prior approval of the Insurance Commissioner, except that extraordinary dividends or distributions by EICN to its parent must be noticed to the Insurance Commissioner who must approve or disapprove the dividends or distribution within 30 days of such notice. An extraordinary dividend or distribution is defined by statute to include any dividend or distribution of cash or property whose fair market value, together with that of other dividends or distributions made within the preceding twelve months, exceeds the greater of: (a) 10% of EICN’s statutory surplus as regards policyholders at the next preceding December 31; or (b) EICN’s statutory net income, not including realized capital gains, for the 12-month period ending at the next preceding December 31. As of December 31, 2005 and 2004, EICN had negative unassigned surplus of $71.9 million and $198.7 million, respectively.

The California Insurance Holding Company System Regulatory Act limits the ability of ECIC to pay dividends to its parent by providing that the appropriate insurance regulatory authorities in the state of California must approve any dividend that, together with all other such dividends paid during the preceding 12 months, exceeds the greater of: (a) 10% of the paying company’s statutory surplus as regards policyholders at the preceding December 31; or (b) 100% of the net income for the preceding year. In

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

9.    Statutory Matters (continued)

addition, any such dividend must be paid from policyholders’ surplus attributable to accumulated earnings. The maximum pay-out that may be made during 2006 without prior approval is $44.6 million. No dividends were paid or declared in 2005, 2004 or 2003.

Other

The California Department of Insurance (DOI) (the domiciliary state of ECIC) requires that in addition to applying the NAIC’s statutory accounting practices, insurance companies must record, under certain circumstances, an additional liability, called an ‘‘excess statutory reserve.’’ If the workers’ compensation losses and loss adjustment expense ratio is less than 65% in each of the three most recent accident years, the difference is recorded as an excess statutory reserve. The excess statutory reserves required by the DOI reduced ECIC’s statutory-basis surplus by $7.5 million to $277.2 million at December 31, 2005, as filed and reported to the regulators. There were no excess statutory reserves for December 31, 2004. Excess statutory reserves do not impact statutory net income and it is not expected they will have any material impact on the operation of the Company.

Pursuant to the reorganization plan, the Insurance Commissioner for the State of Nevada must approve or direct any dividends to members of EMHC or any other distributions to members.

10.    Accumulated Other Comprehensive Income

Accumulated other comprehensive income is comprised of changes in unrealized appreciation on investments classified as available-for-sale. The following table summarizes the components of accumulated other comprehensive income:

	Years Ended December 31
	2005	2004	2003
	(in thousands)
Net unrealized gain on investment, before taxes	$63,962	$68,179	$38,900
Deferred tax expense	(22,387)	(23,863)	(13,226)
Total accumulated other comprehensive income, net of taxes	$41,575	$44,316	$25,674

The following table summarizes the changes in the components of other comprehensive income, other than net income:

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

9.    Statutory Matters (continued)

	Years Ended December 31
	2005	2004	2003
	(in thousands)
Net unrealized (losses) gains during the year, $(4,313), $30,481 and $46,296, net of tax (benefit) expense of $(1,510), $11,058 and $15,724, respectively	$(2,803)	$19,423	$30,572
Less reclassification adjustment for realized (losses) gains included in net income of $(95), $1,202 and $5,006, net of tax (benefit) expense of $(33), $421 and $1,702, respectively	(62)	781	3,304
Net change in unrealized (losses) gains on investments, net of tax (benefit) expense $(1,477), $10,637 and $14,022, respectively	$(2,741)	$18,642	$27,268

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (CONTINUED)

11.    Employee Benefit and Retirement Plans

Retirement Plans

Employee Retirement Plan:    Effective January 1, 2000, the Company adopted a defined benefit pension plan (Employers Insurance Company of Nevada Defined Pension Benefit Plan) covering all eligible Company employees. Plan eligibility was based on years of service, and plan benefits were based on years of credited service, which excludes years of employment prior to January 1, 2000, multiplied by 1.5% of a participant’s average monthly compensation (compensation paid during three highest consecutive plan years divided by 36). Other benefits included survivor benefits.

On May 31, 2002, the plan ceased benefit accruals, and compensation earned after this date will not count towards the plan benefit formula, which defines the monthly annuity commencing at age 65 (or age 60 with 10 years of service).

On September 10, 2004, the Company received a favorable determination letter from the Internal Revenue Service that accepted the Plan termination date of May 31, 2002. The Company was then able to disburse funds to the plan participants, which took place in November and December 2004. There was no activity for 2005.

The net periodic benefit cost for the years ended December 31, 2004 and 2003, was zero and $1.4 million, respectively.

401(k) Plan:    The Company has adopted a 401(k) defined contribution plan covering all eligible Company employees. Investment services are provided through the adoption of the IRS approved prototype 401(k) Century Plan through T. Rowe Price Trust Company. Plan administration is provided through third-party administrator Boston Financial. Employees age 18 or older are eligible to participate in the plan on the first day of the month following their date of hire. For plan year 2005, the Company adopted a match to the 401(k) Plan of $0.50 for every dollar contributed by the employee, up to 6% of the employee’s annual salary. The Company’s contribution to the 401(k) Plan was $0.9 million, $0.9 million and $0.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

12.    Subsequent Events

Plan of Conversion and Initial Public Offering

On August 17, 2006, the Company’s Board of Directors adopted a plan to convert EMHC from a mutual insurance holding company to a stock company, which authorized management to implement a plan for conversion of the Company (the Conversion Plan). Upon conversion, all the membership interests of the members of EMHC will be extinguished, and eligible members will receive compensation in exchange for the extinguishment of their membership interests. Their compensation will be in the form of common stock, cash or a combination thereof. The Conversion Plan will not, in any way, change premiums or affect policy benefits or other policy obligations of EICN to its policyholders.

Under Nevada insurance law, the Conversion Plan also requires the approval of eligible members and the Insurance Commissioner of the State of Nevada. The effectiveness of the Conversion Plan also is conditioned on the simultaneous completion by the Company of an initial public offering of common stock. At the effective time of the Conversion Plan, EMHC will change its name to ‘‘Employers Holdings, Inc.’’

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands)

	As of September 30, 2006	As of December 31, 2005
Assets
Available for Sale:
Fixed maturity investments at fair value (amortized cost $1,456,165 and $1,330,452)	$1,463,313	$1,334,594
Equity securities at fair value (cost $184,515 and $186,352)	259,502	246,171
Short-term investments (at cost or amortized cost, which approximates fair value)	7,973	15,006
Total investments	1,730,788	1,595,771
Cash and cash equivalents	65,965	61,083
Accrued investment income	16,587	14,296
Premiums receivable, less bad debt allowance of $8,527 and $6,617	51,040	59,811
Reinsurance recoverable for:
Paid losses	11,539	10,942
Unpaid losses less allowance of $1,276 at each period	1,104,795	1,140,224
Funds held by or deposited with reinsureds	104,860	114,175
Deferred policy acquisition costs	13,801	12,961
Deferred income taxes, net	64,494	73,152
Property and equipment, net	12,318	10,115
Other assets	13,516	1,699
Total assets	$3,189,703	$3,094,229
Liabilities and equity
Claims and policy liabilities:
Unpaid losses and loss adjustment expenses	$2,315,559	$2,349,981
Unearned premiums	78,330	80,735
Policyholders’ dividends accrued	1,082	880
Total claims and policy liabilities	2,394,971	2,431,596
Commissions and premium taxes payable	7,369	11,265
Federal income taxes payable	41,708	19,869
Accounts payable and accrued expenses	12,415	13,439
Deferred reinsurance gain – LPT Agreement	447,795	462,409
Other liabilities	12,390	11,044
Total liabilities	2,916,648	2,949,622
Commitments and contingencies
Equity:
Retained earnings	219,520	103,032
Accumulated other comprehensive income, net	53,535	41,575
Total equity	273,055	144,607
Total liabilities and equity	$3,189,703	$3,094,229

See accompanying notes

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues:
Net premium earned	$95,990	$109,566	$300,137	$331,066
Net investment income	17,237	13,620	49,715	39,520
Realized gains (losses) on investments	2,758	(2,373)	5,660	(2,496)
Other income	1,451	1,014	3,694	2,929
Total revenues	117,436	121,827	359,206	371,019
Expenses:
Losses and loss adjustment expenses	(34,753)	53,572	95,745	208,246
Commission expense	11,878	12,736	36,762	36,859
Underwriting and other operating expense	22,637	13,891	59,151	47,726
Total expenses	(238)	80,199	191,658	292,831
Net income before income taxes	117,674	41,628	167,548	78,188
Income tax expense	40,682	8,860	51,060	15,083
Net income	$76,992	$32,768	$116,488	$63,105

See accompanying notes.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

	Nine Months Ended September 30,
	2006	2005
Operating activities
Net income	$116,488	$63,105
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,726	1,554
Amortization of premium (discount) on investments, net	4,072	4,900
Allowance for doubtful accounts – premiums receivable	1,910	1,891
Deferred income tax expense (benefit)	2,445	(1,394)
Realized (gains) losses on investments	(5,660)	2,496
Change in operating assets and liabilities:
Accrued investment income	(2,291)	(1,605)
Premiums receivable	6,861	4,271
Reinsurance recoverable on paid and unpaid losses	34,832	17,438
Funds held by or deposited with reinsureds	9,315	16,268
Unpaid losses and loss adjustment expenses	(34,422)	103,374
Unearned premiums	(2,405)	4,058
Federal income taxes payable	21,839	(3,323)
Accounts payable, accrued expenses and other liabilities	322	(5,996)
Deferred reinsurance gain – LPT Agreement	(14,614)	(15,530)
Other	(16,354)	(6,927)
Net cash provided by operating activities	125,064	184,580
Investing activities
Purchase of fixed maturities	(381,350)	(376,849)
Purchase of equity securities	(11,054)	(13,801)
Proceeds from sale of fixed maturities	131,141	185,131
Proceeds from sale of equity securities	18,489	15,474
Proceeds from maturities and redemptions of investments	127,521	29,221
Capital expenditures and other, net	(4,929)	(7,113)
Net cash used in investing activities	(120,182)	(167,937)
Net increase in cash and cash equivalents	4,882	16,643
Cash and cash equivalents at the beginning of the period	61,083	60,414
Cash and cash equivalents at the end of the period	$65,965	$77,057

See accompanying notes.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

1.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

EIG Mutual Holding Company (EMHC) and subsidiaries (collectively, the Company) is engaged in the commercial property and casualty insurance industry, specializing in workers’ compensation products and services. The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include all normal recurring adjustments, which the Company considers necessary for a fair presentation of the results of such periods. All significant intercompany transactions and balances have been eliminated in consolidation.

Refer to the audited consolidated financial statements and related notes for the year ended December 31, 2005 for additional details of the Company’s financial position, as well as a description of the accounting policies which have been continued without material change. The details in the notes have not changed except as a result of normal transactions in the interim period and the events mentioned in the footnotes below.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company considers an operating segment to be any component of its business whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance based on discrete financial information. Currently, the Company has one operating segment, workers’ compensation insurance and related services.

Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited financial statements and the reported amounts of revenue and expenses during the reporting period. As a result, actual results could differ from these estimates. The most significant areas that require management judgment are the estimate of the unpaid losses and loss adjustment expenses, evaluation of reinsurance recoverables, recognition of premium revenue, deferred policy acquisition costs, deferred income taxes and the valuation of investments.

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

1.	Basis of Presentation and Summary of Significant Accounting Policies (continued)

New Accounting Standards

In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS Nos. 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1). In 2004, the Emerging Issues Task Force (EITF) issued EITF 03-1, The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments, to provide detailed guidance on when an investment is considered impaired, whether that impairment is other-than-temporary, how to measure the impairment loss and disclosures related to impaired securities. Because of concerns about the application of the guidance of EITF 03-1 that described whether an impairment is other-than-temporary, the FASB deferred the effective date of that portion of the guidance. FSP 115-1 nullifies EITF 03-1 guidance on determining whether an impairment is other-than-temporary, and effectively retains the previous guidance in this area, which requires a careful analysis of all pertinent facts and circumstances. In addition, the FSP generally carries forward EITF 03-1 guidance for determining when an investment is impaired, how to measure the impairment loss and what disclosures should be made regarding impaired securities. The FSP is effective for reporting periods beginning subsequent to December 15, 2005. The Company’s current analysis of impaired investments is consistent with the provisions of FSP 115-1. Therefore, the adoption of FSP 115-1 on January 1, 2006 did not have a significant impact on the Company’s consolidated financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Among other things, FIN 48 creates a model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which all income tax positions must achieve before being recognized in the financial statements. In addition, FIN 48 requires expanded annual disclosures, including a tabular rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. FIN 48 is effective for the Company on January 1, 2007. Any differences between the amounts recognized in the statement of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are generally accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently evaluating the impact of FIN 48, however it is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

2.	Income Taxes

The difference between the statutory federal tax rate of 35% and the Company’s effective tax rate on income before tax as reflected in the consolidated statements of income was as follows:

	Nine Months Ended September 30,
	2006	2005
	(in thousands)
Expense computed at statutory rate	$58,642	$27,366
Dividends received deduction and tax-exempt interest	(6,567)	(4,717)
LPT Agreement	(5,115)	(5,435)
Pre-Privatization reserve adjustments	2,676	(2,219)
Conversion costs	1,235	—
Other	189	88
Income taxes	$51,060	$15,083

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

3.	Liability for Unpaid Losses and Loss Adjustment Expenses

The following table represents a reconciliation of changes in the liability for unpaid losses and loss adjustment expenses (LAE) for the nine months ended September 30:

	2006	2005
	(in thousands)
Beginning of year	$2,349,981	$2,284,542
Reinsurance recoverable for incurred but unpaid losses and LAE	(1,141,500)	(1,194,728)
Beginning balance, net of reinsurance	1,208,481	1,089,814
Incurred losses and LAE net of reinsurance related to:
Current period	192,080	250,370
Prior period	(81,721)	(26,594)
Total incurred loss and LAE, net of reinsurance	110,359	223,776
Loss and LAE payments, net of reinsurance, related to:
Current period	25,556	25,061
Prior period	83,796	77,878
Total losses and LAE payments, net of reinsurance	109,352	102,939
Balance, net of reinsurance, September 30	1,209,488	1,210,651
Reinsurance recoverable for incurred but unpaid losses and LAE	1,106,071	1,177,265
Balance, September 30	$2,315,559	$2,387,916

The above table excludes the impact of the amortization of the deferred gain—LPT Agreement and the reduction of the ceded reserves on the LPT Agreement (refer to Note 4). The Company amortized $14.6 million and $15.5 million of the deferred gain for the nine months ended September 30, 2006 and 2005, respectively, which are reflected in loss and LAE incurred in the consolidated statements of income. There was no additional adjustment to the LPT Agreement’s deferred gain related to development in the direct reserves subject to the LPT Agreement.

Estimates of incurred losses and LAE attributable to insured events of prior periods decreased due to continued favorable development in losses for such prior accident years (actual losses paid and current projections of unpaid losses were less than the Company originally anticipated). The reduction in the liability for unpaid losses and LAE was $81.7 million and $26.6 million for the nine months ended September 30, 2006 and 2005, respectively.

The major sources of this favorable development have been: actual paid losses have been less than expected, recalibration of selected patterns of claims emergence and claim payment used in the projection of future loss payment have been less than expected. In California, in particular, where the Company’s operations began on July 1, 2002, management’s initial expectations of both the ultimate level of its losses and patterns of loss emergence and loss payment necessarily were based on benchmarks derived from analyses of historical insurance industry data in California, as no historical data from the Company’s insurance subsidiaries existed, and although some historical data was available for the prior periods of some of the market segments the Company entered in California, that data was limited as to the number of loss reserve evaluation points available. The industry-based benchmarks were adjusted judgmentally for the anticipated impact of significant environmental changes, specifically the enactment of major changes to the statutory workers’ compensation benefit structure and the manner in which claims are administered and adjudicated in California. The actual emergence and payment of California claims by the Company’s California insurance subsidiary has been more favorable than those initial expectations, due at least in part to what the Company believes are the impact of enactment of the major changes in

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

3.	Liability for Unpaid Losses and Loss Adjustment Expenses (continued)

the California environment. Other insurance companies writing California workers’ compensation insurance also have experienced emergence and payment of claims more favorable than anticipated.

At each evaluation date, the projected claim activity underlying the prior loss reserves has been replaced by the actual claim activity, and the expectation of future emergence and payment of California claims underlying the actuarial projections was reevaluated during 2006 and 2005 based both on the Company’s insurance subsidiaries’ emerging experience and on updating the benchmarks that are derived from observing and analyzing the insurance industry data for California workers’ compensation. The change in incurred loss and LAE attributable to prior periods attributable to business outside Nevada, predominantly California, was $86.0 million and $15.7 million for the nine months ended September 30, 2006 and 2005, respectively.

The Company continues to develop its own loss experience and will rely more on its experience and less on historical industry data in projecting its reserve requirements as such data becomes available. As the actual experience of the Company emerges, it will continue to evaluate prior estimates, which may result in additional adjustments in reserves.

4.	LPT Agreement

The Company is a party to a 100% quota share retroactive agreement (the LPT Agreement) under which $1.525 billion in liabilities for the incurred but unpaid losses and LAE related to claims incurred prior to July 1, 1995 were reinsured for consideration of $775 million. The LPT Agreement provides coverage up to $2.0 billion. The initial deferred gain resulting from the LPT Agreement was recorded as a liability in the accompanying consolidated balance sheets and is being amortized using the recovery method over the period the underlying reinsured claims are paid. The Company amortized $14.6 million and $15.5 million of the deferred gain for the nine months ended September 30, 2006 and 2005, respectively. The adjustments to the deferred gain are recorded in losses and LAE incurred in the accompanying consolidated statements of income. The remaining deferred gain was $447.8 million and $462.4 million as of September 30, 2006 and December 31, 2005, respectively, which is included in the accompanying consolidated balance sheets as deferred reinsurance gain—LPT Agreement.

5.	Plan of Conversion and Initial Public Offering

On August 17, 2006, the Company’s Board of Directors adopted a plan to convert EMHC from a mutual insurance holding company to a stock company, which authorized management to implement a plan for conversion of the Company (the Conversion Plan). Upon conversion, all the membership interests of the members of EMHC will be extinguished, and eligible members will receive compensation in exchange for the extinguishment of their membership interests. Their compensation will be in the form of common stock, cash or a combination thereof. The Conversion Plan will not, in any way, change premiums or affect policy benefits or other policy obligations of EICN to its policyholders.

Under Nevada insurance law, the Conversion Plan also requires the approval of eligible members and the Insurance Commissioner of the State of Nevada. The effectiveness of the Conversion Plan also is conditioned on the simultaneous completion by the Company of all initial public offering of common stock. At the effective time of the Conversion Plan, EMHC will change its name to ‘‘Employers Holdings, Inc.’’

6.	Other Comprehensive Income

Comprehensive income encompasses all changes in equity (except those arising from transactions with policyholders) and includes net income and changes in net unrealized investment gains and losses on

EIG MUTUAL HOLDING COMPANY AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

6.	Other Comprehensive Income (continued)

investment securities available for sale, net of taxes. The following table summarizes the components of accumulated other comprehensive income as of September 30:

	2006	2005
	(in thousands)
Net unrealized gain on investment, before taxes	$82,135	$64,308
Deferred tax expense	(28,600)	(22,508)
Total accumulated other comprehensive income, net of taxes	$53,535	$41,800

The following table summarizes the change in the components of other comprehensive income for the nine months:

	2006	2005
	(in thousands)
Unrealized gains (losses) arising during the period, before taxes	$23,833	$(6,367)
Less: income tax expense (benefit)	8,194	(2,229)
Unrealized gains (losses) arising during the period, net of taxes	15,639	(4,138)
Less reclassification adjustment:
Gains (losses) realized in net income	5,660	(2,496)
Income tax expense (benefit)	1,981	(874)
Reclassification adjustment for gains (losses) realized in net income	3,679	(1,622)
Other comprehensive income (loss)	11,960	(2,516)
Net income	116,488	63,105
Total comprehensive income	$128,448	$60,589

7.	Subsequent Events

Litigation

On October 10, 2006, a complaint was filed in the second judicial district court of the State of Nevada. The complaint alleges, among other things, that in 1999 the Nevada Legislature unconstitutionally transferred the assets, liabilities and operations of the State Industrial Insurance System (SIIS) to the Company effective January 1, 2000. The complaint contends that although the Nevada Constitution requires that the assets that were transferred to the Company by SIIS be held in trust, the Company has falsely and knowingly claimed that (i) it had and has legal title to these assets, and (ii) it was not and is not a trustee with respect to such assets. Although the complaint does not specify the amount of money damages that it seeks, the complaint does seek money damages for the State of Nevada in an amount equal to three times the amount of all funds transferred to the Company as well as three times the amount of all rents, profits and income from the funds so transferred. The complaint also seeks declaratory relief and an accounting. The Company believes that it has meritorious defenses to all of the claims. On November 20, 2006, the Company moved to dismiss the complaint in its entirety and with prejudice. No hearing has yet been set on that motion.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fees for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than underwriting discounts and commissions:

Securities and Exchange Commission registration fee	$52,666
NASD fee	49,720
Blue Sky registration and qualification fees	25,000
New York Stock Exchange listing fee	250,000
Printing and engraving expenses	300,000
Legal fees and expenses	2,650,000
Accounting fees and expenses	1,180,000
Transfer agent and registrar fees	10,000
Miscellaneous	1,582,614
Total	$6,100,000

Item 14.    Indemnification of Directors and Officers

Upon effectiveness of its conversion from a mutual insurance holding company to a stock corporation, the Registrant will be a Nevada stock corporation. Section 78.7502 of the Nevada Revised Statutes (the ‘‘NRS’’) permits a corporation to indemnify any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation), by reason of being or having been an officer, director, employee or agent of the corporation or serving in certain capacities at the request of the corporation. Indemnification may include attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person to be indemnified. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of being or having been an officer, director, employee or agent of the corporation or serving in certain capacities at the request of the corporation except that indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that, in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. In either case, however, to be entitled to indemnification, the person to be indemnified must not be found to have breached his or her fiduciary duties with such breach involving intentional misconduct, fraud or a knowing violation of the law or must have acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 78.7502 of the NRS also provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any such action, he or she must be indemnified by the corporation against expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense.

Section 78.751 of the NRS permits a corporation, in its articles of incorporation, by-laws or other agreement, to provide for the payment of expenses incurred by an officer or director in defending any civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

Section 78.752 of the NRS permits a corporation to purchase and maintain insurance or make other financial arrangements on behalf of the corporation’s officers, directors, employees or agents, or any persons serving in certain capacities at the request of the corporation, for any liability and expenses incurred by them in their capacities as officers, directors, employees or agents or arising out of their status as such, whether or not the corporation has the authority to indemnify him, her or them against such liability and expenses.

The Registrant’s amended and restated articles of incorporation require it, in addition to any other rights of indemnification to which the officers or directors may be entitled, to pay the expenses incurred by its officers and directors in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such officer or director in his or her official capacity as such expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Registrant. Additionally, the Registrant’s bylaws require it, subject to certain exceptions, to indemnify its officers and directors to the fullest extent permitted by Nevada law.

The employment agreements that the Registrant or a subsidiary thereof have entered into with certain of their respective employees generally provide for indemnification of such employees to the fullest extent permitted by Nevada law and the articles of incorporation and bylaws of such companies. Additionally, each employee is generally entitled to have the Registrant pay all expenses, including fees of an attorney selected and retained by the Registrant to represent the employee, actually and necessarily incurred by the employee in connection with the defense of any act, suit, or proceeding and in connection with any related appeal, including the cost of court settlements.

To the extent that the board of directors or stockholders of the Registrant may in the future wish to limit or repeal the ability to indemnify our directors, officers and employees, such repeal or limitation may not be effective as to directors and officers who are currently parties to the aforementioned employment agreements because their rights to full protection are contractually assured by such agreements. It is anticipated that similar agreements may be entered into, from time to time, with the Registrant’s or the Registrant’s subsidiaries’ future directors, officers, managers and employees.

The Registrant also maintains, at its expense, a policy of insurance that insures the Registrant’s directors and officers, subject to customary exclusions and deductions, against specified liabilities which may be incurred by such individuals in those capacities.

Item 15.    Recent Sales of Unregistered Securities

Upon the effective date of the plan of conversion, all of the membership interests of the Registrant’s members will be extinguished and members who are eligible under Nevada law to receive compensation in exchange for the extinguishment of their membership interests in the conversion will receive an aggregate of approximately 26.2 million shares of the Registrant’s common stock. Exemption from registration under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), for this distribution of the Registrant’s common stock to members will be claimed under Section 3(a)(10) of the Act based on the Nevada Commissioner of Insurance’s approval of the terms and conditions of the plan of conversion, after a hearing upon the fairness of the plan of conversion at which all persons to whom it is proposed to issue securities in the plan of conversion shall have the right to appear.

Item 16.    Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1*	Amended and Restated Plan of Conversion and the Amended and Restated Exhibits thereto
3.1*	Form of Amended and Restated Articles of Incorporation of Employers Holdings, Inc.(1)
3.2*	Form of Amended and Restated By-laws of Employers Holdings, Inc.(1)
4.1*	Form of Common Stock Certificate
5.1*	Opinion of Lionel Sawyer & Collins
10.1*	Quota Share Reinsurance Agreement, dated as of June 30, 1999, between State Industrial Insurance System of Nevada, D.B.A.: Employers Insurance Company of Nevada and the various Reinsurers as identified by the Interests and Liabilities Agreements attached thereto (referred to in the prospectus forming a part of this Registration Statement as the ‘‘LPT Agreement’’)(2)
10.2*	Producer Agreement, dated as of May 1, 2005, between Employers Compensation Insurance Company and Automatic Data Processing Insurance Agency, Inc. (referred to in the prospectus forming a part of this Registration Statement as the ‘‘ADP Agreement’’)(2)
10.3*	Joint Marketing and Network Access Agreement, dated as of January 1, 2006, between Employers Insurance Company of Nevada and Blue Cross of California, BC Life & Health Insurance Company, and Comprehensive Integrated Marketing Services (together with the agreement forming Exhibit 10.4 hereto, referred to in the prospectus forming a part of this Registration Statement as the ‘‘Wellpoint Agreement’’)(2)
10.4*	Joint Marketing and Network Access Agreement, dated as of July 1, 2006, between Employers Insurance Company of Nevada and Blue Cross of California, BC Life & Health Insurance Company, and Comprehensive Integrated Marketing Services (together with the agreement forming Exhibit 10.3 hereto, referred to in the prospectus forming a part of this Registration Statement as the ‘‘Wellpoint Agreement’’)(2)
10.5*	Employment Agreement, dated as of January 1, 2006, between Employers Insurance Company of Nevada and Ann W. Nelson
10.6*	Employment Agreement, dated as of January 1, 2006, between Employers Insurance Company of Nevada and Lenard T. Ormsby
10.7*	Employment Agreement, dated as of January 1, 2006, between Employers Insurance Company of Nevada and Martin J. Welch
10.8*	Employment Agreement, dated as of January 1, 2006, between Employers Insurance Company of Nevada and William E. Yocke
10.9*	Employment Agreement, dated as of February 1, 2006, between Employers Insurance Company of Nevada and Douglas D. Dirks
10.10*	Employers Insurance Group’s Incentive Bonus Plan
10.11*	Form of Employers Holdings, Inc. Equity and Incentive Plan
10.12*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between Employers Insurance Company of Nevada, EIG Mutual Holding Company and Ann W. Nelson

Exhibit No.	Description of Exhibit
10.13*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between Employers Insurance Company of Nevada, EIG Mutual Holding Company and Lenard T. Ormsby
10.14*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between Employers Insurance Company of Nevada, EIG Mutual Holding Company and Martin J. Welch
10.15*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between Employers Insurance Company of Nevada, EIG Mutual Holding Company and William E. Yocke
10.16*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between Employers Insurance Company of Nevada, EIG Mutual Holding Company and Douglas D. Dirks
21.1*	Subsidiaries of Employers Holdings, Inc.(1)
23.1*	Consent of Lionel Sawyer & Collins (included in the opinion filed as Exhibit 5.1 hereto)
23.2†	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.3†	Consent of Towers, Perrin, Forster & Crosby, Inc.
24.1*	Powers of Attorney

*	Previously filed.

†	Filed herewith.

(1)	Employers Holdings, Inc. is the name that EIG Mutual Holding Company will adopt upon consummation of its conversion to a stock corporation.

(2)	Confidential treatment has been requested for certain confidential portions of this exhibit; these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, State of Nevada on January 29, 2007.

EMPLOYERS HOLDINGS, INC.
By:	/s/ Douglas D. Dirks
Name: Douglas D. Dirks
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

*	Chairman of the Board	January 29, 2007

Robert J. Kolesar

/s/ Douglas D. Dirks	President and Chief Executive Officer, Director (Principal Executive Officer)	January 29, 2007

Douglas D. Dirks

*	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 29, 2007

William E. Yocke

*	Director	January 29, 2007

Richard W. Blakey

*	Director	January 29, 2007

Valerie R. Glenn

*	Director	January 29, 2007

Rose E. McKinney-James

*	Director	January 29, 2007

Ronald F. Mosher

*	Director	January 29, 2007

Katherine W. Ong

*	Director	January 29, 2007

Michael D. Rumbolz

*	Director	January 29, 2007

John P. Sande III

Signature	Title	Date

*	Director	January 29, 2007

Martin J. Welch

* By:    /s/ Lenard T. Ormsby

Lenard T. Ormsby
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
2.1*	Amended and Restated Plan of Conversion and the Amended and Restated Exhibits thereto
3.1*	Form of Amended and Restated Articles of Incorporation of Employers Holdings, Inc.(1)
3.2*	Form of Amended and Restated By-laws of Employers Holdings, Inc.(1)
4.1*	Form of Common Stock Certificate
5.1*	Opinion of Lionel Sawyer & Collins
10.1*	Quota Share Reinsurance Agreement, dated as of June 30, 1999, between State Industrial Insurance System of Nevada, D.B.A.: Employers Insurance Company of Nevada and the various Reinsurers as identified by the Interests and Liabilities Agreements attached thereto (referred to in the prospectus forming a part of this Registration Statement as the ‘‘LPT Agreement’’)(2)
10.2*	Producer Agreement, dated as of May 1, 2005, between Employers Compensation Insurance Company and Automatic Data Processing Insurance Agency, Inc. (referred to in the prospectus forming a part of this Registration Statement as the ‘‘ADP Agreement’’)(2)
10.3*	Joint Marketing and Network Access Agreement, dated as of January 1, 2006, between Employers Insurance Company of Nevada and Blue Cross of California, BC Life & Health Insurance Company, and Comprehensive Integrated Marketing Services (together with the agreement forming Exhibit 10.4 hereto, referred to in the prospectus forming a part of this Registration Statement as the ‘‘Wellpoint Agreement’’)(2)
10.4*	Joint Marketing and Network Access Agreement, dated as of July 1, 2006, between Employers Insurance Company of Nevada and Blue Cross of California, BC Life & Health Insurance Company, and Comprehensive Integrated Marketing Services (together with the agreement forming Exhibit 10.3 hereto, referred to in the prospectus forming a part of this Registration Statement as the ‘‘Wellpoint Agreement’’)(2)
10.5*	Employment Agreement, dated as of January 1, 2006, between Employers Insurance Company of Nevada and Ann W. Nelson
10.6*	Employment Agreement, dated as of January 1, 2006, between Employers Insurance Company of Nevada and Lenard T. Ormsby
10.7*	Employment Agreement, dated as of January 1, 2006, between Employers Insurance Company of Nevada and Martin J. Welch
10.8*	Employment Agreement, dated as of January 1, 2006, between Employers Insurance Company of Nevada and William E. Yocke
10.9*	Employment Agreement, dated as of February 1, 2006, between Employers Insurance Company of Nevada and Douglas D. Dirks
10.10*	Employers Insurance Group’s Incentive Bonus Plan
10.11*	Form of Employers Holdings, Inc. Equity and Incentive Plan
10.12*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between Employers Insurance Company of Nevada, EIG Mutual Holding Company and Ann W. Nelson

Exhibit No.	Description of Exhibit
10.13*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between Employers Insurance Company of Nevada, EIG Mutual Holding Company and Lenard T. Ormsby
10.14*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between Employers Insurance Company of Nevada, EIG Mutual Holding Company and Martin J. Welch
10.15*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between Employers Insurance Company of Nevada, EIG Mutual Holding Company and William E. Yocke
10.16*	Amendment No. 1 to Employment Agreement, dated as of January 1, 2007, between Employers Insurance Company of Nevada, EIG Mutual Holding Company and Douglas D. Dirks
21.1*	Subsidiaries of Employers Holdings, Inc.(1)
23.1*	Consent of Lionel Sawyer & Collins (included in the opinion filed as Exhibit 5.1 hereto)
23.2†	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.3†	Consent of Towers, Perrin, Forster & Crosby, Inc.
24.1*	Powers of Attorney

*	Previously filed.

†	Filed herewith.

(1)	Employers Holdings, Inc. is the name that EIG Mutual Holding Company will adopt upon consummation of its conversion to a stock corporation.

(2)	Confidential treatment has been requested for certain confidential portions of this exhibit; these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.